ANOORAQ RESOURCES CORPORATION

NOTICE OF

ANNUAL AND EXTRAORDINARY GENERAL MEETING

 and

MANAGEMENT INFORMATION CIRCULAR

Meeting to be held on June 15, 2009

The TSX Venture Exchange has not in any way passed upon the merits of the
Acquisition described herein and any representation to the contrary is an offence.

This document is important and requires your immediate attention.

If you are in any doubt as to the action you should take, please consult your broker, intermediary, Central Securities
Depositary Participant, banker, accountant, attorney or other independent professional adviser immediately.

Copies of this document, which is only available in English, may be obtained on SEDAR on the Internet at
www.sedar.com or from the offices of Anooraq Resources Corporation in South Africa – 4th Floor,
82 Grayston Drive, Sandton, Johannesburg 2146

ANOORAQ RESOURCES CORPORATION
Registered office in Canada: Suite 1300 – 777 Dunsmuir Street
Vancouver, British Columbia V7Y 1K2
Telephone (604) 643-7100 Fax (604) 643-7900
Head office in South Africa: 4th Floor, 82 Grayston Drive, Sandton, 2146
Telephone +27 11 883 0831

May 13, 2009

To the shareholders of Anooraq Resources Corporation:

You are invited to attend the annual and extraordinary general meeting (the “Meeting”) of the shareholders of Anooraq Resources Corporation (“Anooraq” or the “Company”) to be held at the Metropolitan Hotel, Pacific Room, 645 Howe Street, Vancouver, British Columbia, on Monday June 15, 2009 at 2:00 p.m. (Vancouver time).

The following ordinary business of the Company will be dealt with at the Meeting:

(i)	receipt of the financial statements of the Company for its fiscal period ended December 31, 2008, together with the auditor’s report thereon;

(ii)	the election of the directors of the Company for the ensuing year; and

(iii)	the appointment of an auditor of the Company for the ensuing year and to authorize the directors to fix the auditor’s remuneration.

In addition to the above ordinary business, there are six items of special business to be dealt with at the Meeting:

(i)         Acquisition of Certain Assets of Anglo Platinum Limited

On March 28, 2008, Anooraq and Plateau Resources (Proprietary) Limited (“Plateau”), its wholly-owned subsidiary, entered into certain agreements with Anglo Platinum Limited (“Anglo Platinum”) and Rustenburg Platinum Mines Limited (“RPM”), a wholly-owned subsidiary of Anglo Platinum, (“the Acquisition Agreements” as defined in this Information Circular) pursuant to which Anooraq agreed to purchase an effective 51% of Lebowa Platinum Mine (“Lebowa”) together with an additional 1% controlling interest in certain other assets located in South Africa which are already held by Anooraq and Anglo Platinum in 50/50 joint ventures (the “Acquisition”). The Acquisition agreements were amended on May 13, 2009 to reflect certain revised terms, as described in the accompanying management information circular.

Shareholders will be asked to consider and, if thought advisable, pass an ordinary resolution approving the Acquisition.

(ii)        Amendments to the Pelawan Agreements

In order to facilitate the various steps required to be completed in connection with the Acquisition, certain amendments (the “Amendments”) are required to various agreements between, inter alia, Anooraq and Pelawan Investments (Proprietary) Limited (“Pelawan”), the indirect controlling shareholder of Anooraq, which govern the control structure of Anooraq and which were entered into at the time of the 2004 Pelawan reverse take-over transaction.

Disinterested shareholders (namely all shareholders other than the Pelawan Trust, Tumelo Motsisi and Harold Motaung, to the extent that Mr. Motsisi and Mr. Motaung hold interests in Anooraq common shares directly) will be asked to consider and if thought advisable, pass an ordinary resolution approving the Amendments.

(iii)      Approval of the Share Ownership Trusts

In connection with the Acquisition, Anooraq entered into the Bokoni Platinum Mine ESOP Trust and the Anooraq Community Participation Trust (collectively, the “Share Ownership Trusts”), the purpose of which is to provide the employees of Bokoni Platinum Mines (Proprietary) Limited, the new operating company for Lebowa following the

1

Acquisition, and the members of the communities affected by Anooraq’s operations, respectively, with the opportunity to participate in, and benefit from, Anooraq’s operations.

Disinterested Shareholders will be asked to consider and, if thought advisable, pass a special resolution approving the Share Ownership Trusts and the issuance of shares of the Company to the Share Ownership Trusts in connection therewith.

(iv)      Approval of Share Settled Financing

Anooraq proposes to enter into certain transactions (the “Share Settled Financing”) involving the issuance of securities of Anooraq to an SPV that is a wholly-owned subsidiary of Pelawan, or to the SPV’s nominee, in connection with financing transactions to be entered into between RPM, Anooraq, Pelawan, the Pelawan Trust, the SPV and Plateau in connection with the Acquisition. The Share Settled Financing constitutes a related party transaction and is considered by the JSE Limited to include a specific issue of convertible securities for cash requiring the provision of a fairness opinion.

Disinterested Shareholders (namely all shareholders other than the Pelawan Trust and Tumelo Motsisi and Harold Motaung to the extent that Mr. Motsisi and Mr. Motaung hold interests in Anooraq shares directly) will therefore be asked to consider and, if thought advisable, pass a special resolution approving the Share Settled Financing.

(v)       Stock Options Matters

Anooraq proposes to undertake certain matters in respect of its stock option plan (the “Stock Option Amendments”), as follows:

(a)

to reprice 8.061 million currently outstanding stock options to decrease the exercise price of such stock options, including stock options granted to certain insiders of the Company (the “Repricing”); and

(b)

to amend the Company’s current stock option plan to increase the maximum number of common shares of the Company that may be issued pursuant to the stock option plan from 18,300,000 to 32,600,000, resulting in an increase in common shares available for issuance pursuant to stock option grants made following the Meeting to 16,300,000 common shares (the “Plan Amendment”).

Disinterested Shareholders will be asked to consider and, if thought advisable, pass special resolutions approving the Repricing. Shareholders will be asked to consider and, if thought advisable, pass a special resolution approving the Plan Amendment.

(vi)      Compensation Matters

Anooraq proposes to undertake certain compensation transactions (the “Compensation Transactions”) with certain of its directors and officers as follows:

(a)

to pay bonuses payable by Anooraq to Tumelo Motsisi, Harold Motaung, Joel Kesler and Iemrahn Hassen in connection with the completion of the Acquisition through the issuance of common shares of Anooraq instead of cash; and

(b)

in addition to the replacement stock options issued on June 30, 2008, to compensate Ronald Thiessen, Scott Cousens, Robert Dickinson, Joel Kesler and Tumelo Motsisi for the early exercise of a portion of their vested and outstanding stock options and their undertaking not to dispose of the common shares thereby acquired until the market for common shares stabilised, such compensation to be settled by the issuance of common shares.

Disinterested shareholders (namely all shareholders other than the relevant directors and officers named above and their associates) will be asked to consider and, if thought advisable, pass a special resolution approving the Compensation Transactions.

The Board of Directors has determined that the Acquisition, the Amendments, the entering into of the Share Ownership Trusts and the transactions ancillary thereto, the Share Settled Financing, the Stock Option Amendments

2

and the Compensation Transactions are in the best interests of Anooraq. Shareholders are referred to the fairness opinion in respect of the Share Settled Financing received by the Board of Directors and included in the accompanying Management Information Circular The Board of Directors of Anooraq unanimously recommends that you vote in favour of the resolutions approving the Acquisition, the Amendments, the entering into of the Share Ownership Trusts and the issuance of Anooraq common shares pursuant thereto, the Share Settled Financing, the Stock Option Amendments and the Compensation Transactions. All directors who own shares in the Company will be voting their shares in favour of each of the above resolutions, except to the extent any director has an interest in such resolution.

The accompanying management information circular provides a detailed description of the Acquisition, the Amendments, the Share Ownership Trusts, the Share Settled Financing, the Stock Option Amendments and the Compensation Transactions. Please give this material your careful consideration. If you have any questions regarding the enclosed material, please feel free to contact Anooraq Resources Corporation, 4th Floor, 82 Grayston Drive, Sandton, 2146, Attn: Joel Kesler, telephone (+27) 11 883 0831 or facsimile (+27) 11 883 0836.

To be represented at the Meeting, shareholders registered on the Company’s Canadian register of shareholders must either attend the Meeting in person or sign, date and send the enclosed Canadian form of proxy (blue) so as to be deposited with Computershare Trust Company of Canada by fax (1-866-249-7775) or by mail or by hand to 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 prior to 2:00 p.m. (Toronto time) on Thursday, June 11, 2009 or, if the Meeting is adjourned, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays in the City of Toronto) prior to the time set for the adjournment thereof. Beneficial shareholders should refer to the accompanying management information circular for further instructions.

Shareholders registered on the South African register, who hold either certificated common shares or dematerialised common shares in their own name, and who wish to be represented at the Meeting, must either attend the Meeting in person or complete, sign, date and send the enclosed South African form of proxy (yellow) so as to be deposited at the offices of the Company’s transfer agent (by mail at Computershare Investor Services (Pty) Limited, PO Box 61051, Marshalltown, 2107 or by hand at Computershare Investor Services (Pty) Limited, Ground Floor, 70 Marshall Street, Johannesburg, 2001) prior to 2:00 p.m. (Toronto time) on Thursday, June 11, 2009 or, if the Meeting is adjourned, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays in the City of Toronto) prior to the time set for the adjournment thereof.

Shareholders registered on the South African register who have dematerialised their common shares through a South African Central Securities Depositary Participant (“CSDP”), or broker and have not elected “own-name” registration or who hold certificated common shares through a nominee, and who wish to be represented at the Meeting, must instruct their CSDP, broker or nominee to issue the necessary letter of representation to attend, or must provide their CSDP, broker or nominee with their voting instructions in terms of the custody agreement entered into between the shareholder and their CSDP, broker or nominee.

Yours truly,

(signed) “Philip Kotze”
President and Chief Executive Officer

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ANOORAQ RESOURCES CORPORATION

NOTICE OF ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

          NOTICE IS HEREBY GIVEN that an annual and extraordinary general meeting (the “Meeting”) of the holders of common shares (“Common Shares”) of Anooraq Resources Corporation (“Anooraq” or the “Company”) will be held at The Metropolitan Hotel, Pacific Room, 645 Howe Street, Vancouver, British Columbia, on June 15, 2009 at 2:00 p.m. (Vancouver time), for the following purposes:

A.	ANNUAL GENERAL MEETING MATTERS

1.	to receive the financial statements of the Company for its fiscal period ended December 31, 2008, together with the auditor’s report thereon;

2.	to elect ten (10) directors of the Company for the ensuing year;

3.	to appoint an auditor of the Company for the ensuing year and to authorize the directors to fix the auditor’s remuneration;

B.	EXTRAORDINARY MEETING MATTERS

4.

to consider and, if thought fit, approve an ordinary resolution of shareholders to approve the Acquisition (as such term is defined in the information circular prepared for the Meeting (the “Information Circular”)) and certain transactions ancillary thereto, as more particularly set out in the Information Circular;

5.

to consider and, if thought fit, approve an ordinary resolution of disinterested shareholders to approve the Amendments to the Pelawan Agreements (as such terms are defined in the Information Circular), as more particularly set out in the Information Circular;

6.

to consider and, if thought fit, approve a special resolution of disinterested shareholders approving the entering into of the Share Ownership Trusts (as such term is defined in the Information Circular) and certain transactions ancillary thereto, as more particularly set out in the Information Circular;

7.

to consider and, if thought fit, approve a special resolution of disinterested shareholders approving the Share Settled Financing (as such term is defined in the Information Circular), as more particularly set out in the Information Circular;

8.

to consider and, if thought fit, approve special resolutions of disinterested shareholders approving the Repricing of outstanding stock options of the Company (as such term is defined in the Information Circular), as more particularly set out in the Information Circular;

9.

to consider and, if thought fit, approve a special resolution of shareholders approving the amendment of the Stock Option Plan (as such term is defined in the Information Circular) as more particularly set out in the Information Circular;

10.

to consider and, if thought fit, approve a special resolution of disinterested shareholders approving the Compensation Transactions (as such term is defined in the Information Circular), as more particularly set out in the Information Circular; and

C.	GENERAL MATTERS

11.

to consider any amendment to, or variation of, any matter identified in this notice and to transact such further business as may properly come before the Meeting or any adjournment or adjournments thereof.

          In the event that one or more of the resolutions in respect of the special business of the Meeting relating to the Acquisition or transactions ancillary thereto are not approved by shareholders, the board of directors, who retain the authority, notwithstanding that the resolutions described in this Notice of Meeting may be approved by shareholders, to implement or not implement any or all of the transactions contemplated in such resolutions as the board of directors, in their sole discretion, may see fit, will likely not implement any of the transactions relating to the Acquisition or transactions ancillary thereto contemplated pursuant to the resolutions in respect of such special business of the Meeting.

          The record date for the determination of shareholders entitled to receive notice of and to vote at the Meeting is May 8, 2009 (the “Record Date”). Shareholders of Anooraq whose names have been entered in either the Company’s Canadian register of shareholders or South African register of shareholders at the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting.

Shareholders whose Common Shares are Registered on the Company’s Canadian Register of Shareholders

          A shareholder may attend the Meeting in person or may be represented by proxy. Shareholders who are unable to attend the Meeting or any adjournment thereof in person are requested to date, sign and return the accompanying form of Canadian proxy (blue) for use at the Meeting or any adjournment thereof. To be effective, the enclosed proxy must be mailed so as to reach or be deposited with Computershare Trust Company of Canada by fax (1-866-249-7775) or by mail or by hand to 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 prior to 2:00 p.m. (Toronto time) on June 11, 2009 or, if the Meeting is adjourned, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays in the City of Toronto) before the commencement of the adjourned Meeting or may be deposited with the Chairman of the Meeting prior to the commencement thereof.

          Beneficial shareholders should refer to the Information Circular for voting information.

Shareholders whose Common Shares are registered directly or indirectly on the Company’s South African Register of Shareholders

          Shareholders holding Common Share certificates in their own names and shareholders who have dematerialised their Common Shares and have elected “own-name” registration in the sub-register through a Central Securities Depositary Participant (“CSDP”), may attend the Meeting in person or, if they are unable to attend the Meeting but wish to be represented thereat, must complete and return the attached South African form of proxy (yellow), to the offices of the Company’s transfer agent (by mail at Computershare Investor Services (Pty) Limited, PO Box 61051, Marshalltown, 2107 or by hand at Computershare Investor Services (Pty) Limited, Ground Floor, 70 Marshall Street, Johannesburg, 2001 to be received prior to 2:00 p.m. (Toronto time) on June 11, 2009 or, if the Meeting is adjourned, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays in the City of Toronto) before the commencement of the adjourned Meeting or may be deposited with the Chairman of the Meeting prior to the commencement thereof.

          Shareholders who have dematerialised their Common Shares through a CSDP or broker and who have not elected “own-name” registration in the sub-register maintained by a CSDP and Shareholders or who hold certificated Common Shares through a nominee, who wish to attend the Meeting must instruct their CSDP, broker or nominee to issue them with the necessary letter of representation to attend, or, if they do not wish to attend the general meeting but wish to be represented thereat, they must provide their CSDP, broker or nominee with their voting instructions in terms of the custody agreement entered into between them and their CSDP, broker or nominee.

          In respect of dematerialised Common Shares, it is important to ensure that the person or entity (such as a nominee) whose name has been entered into the relevant sub-register maintained by a CSDP completes the form of proxy and appoints a proxy to vote at the general meeting.

          Shareholders who have disposed of some or all of their Common Shares, or their interest in such Common Shares, should forward a copy of the Information Circular, together with the attached forms, to the purchaser to whom, or the broker or agent through whom, they disposed of their Common Shares or their interest therein.

          If you are in any doubt as to the action you should take, please consult your broker, intermediary, CSDP, banker, accountant, attorney or other professional adviser immediately.

          DATED at Vancouver, British Columbia this 13th day of May, 2009.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) “Philip Kotze”
President and Chief Executive Officer

Cautionary Note to Readers

This Information Circular includes certain statements that may be deemed “forward looking statements”. All statements in this Information Circular, other than statements of historical facts, that address potential acquisitions, future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward looking statements. The Company believes that such forward looking statements are based on reasonable assumptions, including assumptions that: the Acquisition and the transactions ancillary thereto will complete; Lebowa will achieve production levels similar to previous years; the Company will be able to continue its financing strategy on favourable terms; and the Ga-Phasha Project and Boikgantsho Project exploration results will continue to be positive. Forward looking statements however, are not guarantees of future performance and actual results or developments may differ materially from those in forward looking statements. Factors that could cause actual results to differ materially from those in forward looking statements include market prices, exploitation and exploration successes, changes in and the effect of government policies with respect to mining and natural resource exploration and exploitation and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward looking statements.

This Information Circular uses the terms “measured resources” and “indicated resources”. The Company advises investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. Investors should refer to the disclosure in the Company’s annual report on Form 20-F available at http://www.sec.gov/edgar.shtml.

This Information Circular uses the term “inferred resources”. The Company advises investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of economic studies, except in rare cases. Investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

Cautionary Note to Readers Concerning Technical Review of Lebowa Platinum Mine

The following are the principal risk factors and uncertainties which, in management’s opinion, are likely to most directly affect the conclusions of the technical review of Lebowa. Some of the mineralized material classified as a measured and indicated resource has been used in the cash flow analysis. For US mining standards, a full feasibility study would be required, which would require more detailed studies. Additionally all necessary mining permits would be required in order to classify the project’s mineralized material as an economically exploitable reserve. There can be no assurance that this mineralized material will become classifiable as a reserve and there is no assurance as to the amount, if any, which might ultimately qualify as a reserve or what the grade of such reserve amounts would be. Data is not complete and cost estimates have been developed, in part, based on the expertise of the individuals participating in the preparation of the technical review and on costs at projects believed to be comparable, and not based on firm price quotes. Costs, including design, procurement, construction and on-going operating costs and metal recoveries could be materially different from those contained in the technical review. There can be no assurance that mining can be conducted at the rates and grades assumed in the technical review. There can be no assurance that the infrastructure facilities can be developed on a timely and cost-effective basis. Energy risks include the potential for significant increases in the cost of fuel and electricity, and fluctuation in the availability of electricity. Projected metal prices have been used for the technical review. The prices of these metals are historically volatile, and the Company has no control of or influence on the prices, which are determined in international markets. There can be no assurance that the prices of platinum, palladium, rhodium, gold, copper and nickel will continue at current levels or that they will not decline below the prices assumed in the technical review. Prices for these commodities have been below the price ranges assumed in the technical report at times during the past ten years, and for extended periods of time. The projects described herein will require major financing, probably a combination of debt and equity financing. There can be no assurance that debt and/or equity financing will be available on acceptable terms. A significant increase in costs of capital could materially adversely affect the value and feasibility of constructing the expansions. Other general risks include those ordinary to large construction projects, including the general uncertainties inherent in engineering and construction cost, the need to comply with generally increasing environmental obligations, and accommodation of local and community concerns. The economics are sensitive to the currency exchange rates, which have been subject to large fluctuations in the last several years.

INFORMATION CIRCULAR

as at May 13, 2009

This management information circular (the “Information Circular”) is furnished in connection with the solicitation of proxies by the management of Anooraq Resources Corporation (the “Company” or “Anooraq”) for use at the annual and extraordinary general meeting (the “Meeting”) of shareholders of the Company to be held on June 15, 2009 at the time and place and for the purposes set forth in the accompanying notice of the Meeting.

In this Information Circular, references to “the Company”, “Anooraq”, “we” and “our” refer to Anooraq Resources Corporation. “Common Shares” means common shares in the capital of the Company. “Beneficial Shareholders” means shareholders who do not hold Common Shares in their own name and “intermediaries” refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders. “Registered Shareholders” means shareholders who hold Common Shares directly in their own name.

This Information Circular has been prepared in accordance with Form 51-102F5 – Information Circular of the Canadian Securities Commissions. In addition to the Company’s primary TSX-V listing, the Company has secondary listings on NYSE Amex and the JSE and accordingly various additional disclosures have been included in this Information Circular in order to satisfy the Listings Requirements of the JSE. The TSX-V and JSE have approved the issue of this Information Circular.

GLOSSARY OF TERMS

     The following is a glossary of certain terms used in this Information Circular. Terms and abbreviations used in the financial statements of Anooraq, LPM, Holdco and New Opco attached as Schedules to this Information Circular and not otherwise defined have the meanings ascribed thereto in this Information Circular. Unless otherwise stated, all dollar amounts in this Information Circular are expressed in Canadian dollars.

“4E” means platinum, palladium, rhodium and gold;

“affiliate” has the meaning ascribed thereto in the Securities Act (British Columbia), as amended, except as otherwise provided herein;

“Acquisition” means the transaction pursuant to which the Company will acquire an effective 51% interest in Lebowa and an additional 1% interest in the Other Assets pursuant to the acquisition by Plateau of 51% of the shares in, and claims on shareholders loan account against, Holdco, which will, upon implementation of the transaction, own 100% of New Opco (which in turn will own 100% of Lebowa), LPM, Ga-Phasha, Boikgantsho and Kwanda, for an aggregate cash consideration of ZAR 2.6 billion;

“Acquisition Agreements” means the Boikgantsho Sale of Rights Agreement, the Kwanda Sale of Rights Agreement, the Plateau Sale of Boikgantsho Shares and Claims Agreement, the Plateau Sale of Kwanda Shares Agreement, the Plateau Sale of Ga-Phasha Shares and Claims Agreement, the Holdco Sale of Shares Agreement, the Holdco Shareholders Agreement and the Phase 3 Implementation Agreement, and any amendments to such agreements, collectively;

“Amendments” means the amendments to the Pelawan Agreements as described in “Particulars of Matters to be Acted Upon – The Amendments”;

“Anglo Platinum” means Anglo Platinum Limited (registration number 1946/022452/06), a public company incorporated under the laws of South Africa and listed on the JSE with registered address 13th Floor, 55 Marshall Street, Johannesburg, 2001 and the ultimate vendor of Lebowa and LPM as well as the additional 1% interests in the Ga-Phasha, Boikgantsho and Kwanda Projects;

“Anooraq” or the “Company” means Anooraq Resources Corporation (registration number 10022-2033), a corporation incorporated on April 19, 1983 in the Province of British Columbia, Canada under the BCBCA and listed on the TSXV, the JSE and the NYSE Amex. Anooraq is in the process of registering as an external company in South Africa;

“Anooraq Community Participation Trust” means the share ownership trust established for the benefit of the communities interested in or affected by Anooraq’s operations, governed by a trust deed entered into between Anooraq, Anglo Platinum, Simon Tebele, as trustee and Mmakgolo Meta Maponya, as trustee, dated March 28, 2008, as amended on May 13, 2009;

“Anooraq Control Structure” means the group structure depicted in the diagram under “Particulars of Matters to be Acted Upon – The Amendments – Anooraq Control Structure”, as amended from time to time pursuant to the provisions of the Holdco Shareholders Agreement;

“Anooraq Shareholders Agreement” means the shareholders agreement to be entered into between Pelawan, Anooraq, the Pelawan Trust and Plateau, which will replace the Share Exchange Agreement, the Release Agreement and the Existing Anooraq Shareholders Agreement with effect from the Closing Date;

“associate” has the meaning ascribed thereto in the Securities Act (British Columbia), as amended, except as otherwise provided herein;

“Availability Period” means the period during which Plateau can draw on the OCSF, being three years from the drawdown date of the Debt Facility;

“BCBCA” means the Business Corporations Act (British Columbia);

“BEE” means broad based black economic empowerment, as envisaged pursuant to the MPRD Act and related legislation and guidelines, being a strategy aimed at substantially increasing participation by HDPs at all levels in the economy of South Africa. BEE is aimed at redressing the imbalances of the past caused by the Apartheid system in South Africa, by seeking to substantially and equitably increase the ownership and management of South Africa’s resources by the majority of its citizens and so ensure broader and more meaningful participation in the economy by HDPs;

“Board of Directors” or “Board” means the board of directors of Anooraq;

“Boikgantsho” means Boikgantsho Platinum Mine (Proprietary) Limited (registration number 2003/012394/07), a private company incorporated under the laws of South Africa, which will, upon the closing of the Acquisition, be a wholly-owned subsidiary of Holdco;

“Boikgantsho Project” means the Boikgantsho PGM project, a BEE joint venture located on the Eastern Limb of the Bushveld Complex in South Africa, on the Drenthe and Witrivier farms, and the northern portion of the Overysel farm;

“Boikgantsho Sale of Rights Agreement” means the sale of rights agreement entered into between RPM, Plateau and Boikgantsho dated March 28, 2008, as amended on May 13, 2009, pursuant to which RPM and Plateau will each sell all of their respective interests in, and assets relating to, the Boikgantsho Project, to Boikgantsho;

“Bokoni Platinum Mine ESOP Trust” means the share ownership trust established for the benefit of employees of New Opco, governed by a trust deed entered into between Anglo Platinum, as founder, Anooraq, Meroonisha Pillay, as trustee, and Mmakgolo Meta Maponya, as trustee, dated May 13, 2009;

“Business Day” means any day other than a Sunday, Saturday or a day on which banking institutions in Vancouver, British Columbia are authorized or obligated by law to close;

“CAD” means Canadian dollars, the currency of Canada;

“CDS” means The Canadian Depository for Securities Limited;

“Closing Date” means the closing date of the Acquisition, which will be the first day of the calendar month immediately following the satisfaction or waiver of all conditions, as more particularly described herein under the heading “Particulars of Matters to be Acted Upon – Acquisition”. The parties to the Acquisition have agreed on an outside deadline of June 30, 2009, or such later date as may be agreed by the parties, for the fulfilment or waiver of the conditions to the Acquisition;

“common monetary area” means the geographic regions comprising South Africa, the Republic of Namibia and the Kingdoms of Lesotho and Swaziland;

“Common Shares” means common shares without par value in the capital of the Company;

“Compensation Transactions” means the Completion Bonuses and the Option Compensation proposed to be undertaken by the Company as described under the heading “Particulars of Matters to be Acted Upon – Compensation Transactions”;

“Completion Bonuses” means the bonuses payable by the Company to each of Tumelo Motsisi, Harold Motaung, Joel Kesler and Iemrahn Hassen in connection with the closing of the Acquisition, as described under “Particulars of Matters to be Acted Upon – Compensation Transactions”;

“CSDP” means Central Securities Depository Participant in South Africa, accepted by Strate as a participant in terms of section 2(1A) of the Custody and Administration of Securities Act (85 of 1992), and appointed by an individual shareholder for purposes of, and in regard to, the dematerialisation of documents of title for purposes of incorporation into the Strate system;

“Debt Facility” means the senior debt facility to be made available to Plateau by Standard Chartered Bank for up to a maximum amount of ZAR 750 million, subject to final documentation and agreement, which will be used to fund a portion of the Acquisition purchase price;

“Depositary” means Computershare Trust Company of Canada at its principal office in Toronto, Ontario;

“Disinterested Majority” means a majority of those directors of the Company who are:

(i)

not members of the management of the Company or Pelawan and are free from any interest and any business, family or other relationship which could reasonably be perceived to materially interfere with the directors’ ability to act with a view to the best interests of the Company, other than interests and relationships arising solely from holdings in the Company;

(ii)	not currently, or have not been within the last three years, an officer, employee of or material service provider to the Company or Pelawan or any of their affiliates; and

(iii)	not directors (or similarly situated individuals), officers, employees or significant shareholders of an entity that has a material business relationship with the Company or Pelawan;

“Disinterested Shareholders” means, in respect of any resolution, all Shareholders, except those Shareholders that have an interest in that resolution and in the case of the resolution to approve the Amendments, the Share Settled Financing and certain of the Stock Option Amendments and the Compensation Transactions, excludes, inter alia, the Pelawan Trust;

“DME” means the Government of South Africa acting through the Minister of Minerals and Energy and the Department of Minerals and Energy and their respective successors and delegates;

“Exchange Agreement” means the agreement to be entered into between the SPV and Anooraq, providing for the sale by the SPV to Anooraq of Plateau Ordinary Shares, in consideration for the issuance of Common Shares to the SPV;

“Exchange Control Regulations” the Exchange Control Regulations, 1961, as amended, promulgated in terms of section 9 of the South African Currency and Exchanges Act, 1933 (Act 9 of 1933), as amended;

“Existing Anooraq Shareholders Agreement” means the Shareholders Agreement between Anooraq, Pelawan and the Pelawan Trust made as of September 19, 2004;

“fair market value” means the fair market value of any asset as agreed between parties or, failing such agreement, between a willing and able but not anxious seller and a willing and able but not anxious buyer, at arms’ length and in terms of a cash amount, as determined by an appointed independent merchant bank;

“Financing Arrangements” means the Debt Facility and the Vendor Finance Facility;

“GAAP” means Canadian generally accepted accounting principles;

“Ga-Phasha” means Ga-Phasha Platinum Mine (Proprietary) Limited (registration number 2002/016481/07), a private company incorporated under the laws of South Africa, which holds the mineral title in relation to the Ga-Phasha Project and upon the closing of the Acquisition, will be a wholly-owned subsidiary of Holdco;

“Ga-Phasha Project” means the Ga-Phasha PGM project, a BEE joint venture located on the Eastern Limb of the Bushveld Complex in South Africa, on the Paschaskraal, Klipfontein, Avoca and De Kamp farms;

“HDSI” means Hunter Dickinson Services Inc., a corporation incorporated under the laws of Canada, located at 1020-800 West Pender, Vancouver, BC Canada, V6C 2V6;

“HDSI Management Services Contract” means the geological, management and administration services agreement dated December 31, 1996 between HDSI and Anooraq;

“HDP” means, for the purposes of the Holdco Shareholders Agreement, a “historically disadvantaged person” as contemplated in the MPRD Act, being a person who was discriminated against under the Apartheid system, and includes certain trusts and companies in which such persons have interests, as contemplated in the Holdco Shareholders Agreement;

“Holdco” means Richtrau No. 179 (Proprietary) Limited (registration number 2007/016711/07), a private company incorporated in South Africa on June 19, 2007 under the laws of South Africa with its registered office being 13th Floor, 55 Marshall Street, Johannesburg, 2001, which will, upon the closing of the Acquisition, hold 100% of LPM, New Opco, Ga-Phasha, Boikgantsho and Kwanda and is to be renamed Bokoni Platinum Holdings (Proprietary) Limited following the closing of the Acquisition;

“Holdco Sale of Shares Agreement” means the share sale agreement between Plateau, RPM and Anglo Platinum dated March 28, 2008, as amended on May 13, 2009, pursuant to which Plateau will purchase and RPM will sell 9,631 of the issued shares in, and 51% of RPM’s claims on shareholders loan account against, Holdco for an aggregate consideration of ZAR 2.6 billion;

“Holdco Shareholders Agreement” means the shareholders’ agreement entered into between Plateau, RPM and Holdco dated March 28, 2008, as amended on May 13, 2009, to govern the relationship between Plateau and RPM as shareholders of Holdco, as may be amended from time to time;

“IFRS” means International Financial Reporting Standards;

“Information Circular” means this management information circular dated May 13, 2009, together with all schedules hereto, distributed to Shareholders by Anooraq in connection with the Meeting;

“Initial Period” means the period from the Closing Date until the earlier of:

(i)	the date on which the BEE credits attributable to the Anglo Platinum group and/or arising as a result of the Acquisition become legally secure; and

(ii)

the date on which 74% of the scheduled capital repayments due by Plateau to Standard Chartered Bank, pursuant to the Debt Facility, are scheduled to be made in accordance with the debt repayment profile of the Debt Facility;

“JSE” means the JSE Limited (Registration number 2005/022939/06), a company duly registered and incorporated with limited liability under the company laws of South Africa, licensed as an exchange under the Securities Services Act, 2004;

“the JSE Listings Requirements” means the JSE Limited Listings Requirements as amended from time to time;

“Kwanda” means Kwanda Platinum Mine (Proprietary) Limited (registration number 2008/003368/07), a private company incorporated under the laws of South Africa, which will, upon the closing of the Acquisition, be a wholly-owned subsidiary of Holdco;

“Kwanda Project” means the Kwanda PGM Project, a BEE joint venture located on the Northern Limb of the Bushveld Complex in South Africa, on 12 farms;

“Kwanda Sale of Rights Agreement” means the sale of rights agreement entered into between RPM, Plateau and Kwanda dated March 28, 2008, as amended on May 13, 2009, pursuant to which each of RPM and Plateau will sell all of their respective interests in, and assets relating to, the Kwanda Project, to Kwanda;

“Lebowa” means Lebowa Platinum Mine, a PGM mine located on the Eastern Limb of the Bushveld Complex in South Africa, on the Diamand, Wintersveld, Jagdlust, Middelpunt, Umkoanesstad and Zeekoegat farms;

“LPM” means Lebowa Platinum Mines Limited (registration number 1963/006144/06), a public company incorporated under the laws of South Africa on November 2, 1963 with its registered office being 13th Floor, 55 Marshall Street, Johannesburg, 2001 and which is a wholly owned subsidiary of Holdco;

“Meeting” means the annual and extraordinary general meeting of the Shareholders to be held at 2:00 p.m. (Vancouver time) on Monday June 15, 2009 and any adjournment thereof, called to consider, among other things, the Acquisition, the Amendments, the entering into of the Share Ownership Trusts and the issuance of common shares pursuant thereto, the Share Settled Financing, the Stock Option Amendments and the Compensation Transactions;

“MI 61-101” means Multilateral Instrument 61-101-Protection of Minority Security holders in Special Transactions;

“MPR Royalty Act” means the Mineral and Petroleum Resources Royalty Act, Act No 28 of 2008, in relation to royalties to be levied by the state in respect of the transfer of mineral or petroleum resources;

“Mining Charter” means the Broad Based Socio-Economic Empowerment Charter for the South African mining industry, signed by the DME, the South African Chamber of Mines and others on October 11, 2002;

“MPH Delta 80 project” means the Middelpunt Hill Delta 80 expansion project at Lebowa;

“MPRD Act” means the Mineral and Petroleum Resources Development Act, 2002 (South Africa);

“NYSE Amex” means the NYSE Amex stock exchange, the successor to the American Stock Exchange;

“New Opco” means Richtrau No. 177 (Proprietary) Limited (registration number 2007/016001/07), a private company incorporated under the laws of South Africa, which is to be renamed Bokoni Platinum Mines (Proprietary) Limited following the closing of the Acquisition and which is a wholly owned subsidiary of Holdco;

“OCSF” means the debt funding facility of up to a maximum of ZAR 750 million to be made available by Anglo Platinum or RPM during the Availability Period to assist Plateau in funding its pro rata portion of any working capital and capital expenditure funding required by Holdco from its shareholders;

“Option Compensation” means the compensation proposed to be paid by the Company to certain directors and officers as described under “Particulars of Matters to be Acted Upon – Compensation Transactions”;

“Other Assets” means the Boikgantsho Project, the Ga-Phasha Project and the Kwanda Project;

“Pelawan” means Pelawan Investments (Proprietary) Limited (registration number 2002/017920/07), a private company incorporated under the laws of South Africa with 15 BEE shareholders including Tumelo Motsisi and Harold Motaung;

“Pelawan Agreements” means the Share Exchange Agreement, the Existing Anooraq Shareholders Agreement, the Pelawan Trust Deed, the Pelawan Dividend Trust Deed, the Pelawan Shareholders Agreement and the Release;

“Pelawan Dividend Trust” means the independent South African trust established in accordance with the Pelawan Dividend Trust Deed, the trustees of which are Deneys Reitz (Proprietary) Limited, Tumelo Motsisi and Harold Motaung;

“Pelawan Dividend Trust Deed” means the trust deed establishing the Pelawan Dividend Trust dated September 2, 2004;

“Pelawan Shareholders Agreement” means the subscription and shareholders’ agreement entered into amongst Anooraq, the Pelawan Trust and others, in respect of Pelawan, as amended on September 29, 2004;

“Pelawan Trust” means the independent South African trust established in accordance with the Pelawan Trust Deed, the trustees of which are Deneys Reitz Trustees (Proprietary) Limited, Tumelo Motsisi and Harold Motaung;

“Pelawan Trust Deed” means the trust deed establishing the Pelawan Trust dated September 2, 2004;

 “Person” includes an individual, body corporate, partnership, syndicate or other form of unincorporated entity;

“PGM” means platinum group metals, comprising platinum, palladium, rhodium, ruthenium, osmium and iridium;

“Phase 3 Implementation Agreement” means the agreement between RPM, Plateau and Holdco dated March 28, 2008, as amended on May 13, 2009, which governs the implementation of the agreements giving effect to the Acquisition, including the Acquisition Agreements;

“Plateau” means Plateau Resources (Proprietary) Limited (registration number 1996/013879/07), a private company incorporated under the laws of South Africa, being an indirect wholly-owned subsidiary of Anooraq;

“Plateau A Preferred Shares” means the cumulative redeemable preferred shares in the capital of Plateau to be issued to RPM in connection with the ZAR 11.219 billion cash component of the Vendor Finance Facility;

“Plateau B2 Preferred Shares” means the 111,600 convertible preferred shares in the capital of Plateau to be issued to the SPV in connection with the Share Settled Financing;

“Plateau B3 Preferred Shares” means the 115,800 convertible preferred shares in the capital of Plateau to be issued to the SPV in connection with the Share Settled Financing;

“Plateau Ordinary Shares” means ordinary shares in the capital of Plateau;

“Plateau Sale of Boikgantsho Shares and Claims Agreement” means the share sale agreement between Plateau and Holdco dated March 28, 2008 as amended on May 13, 2009, pursuant to which Plateau will, among other things, sell the 50% of the issued share capital of Boikgantsho owned by it to Holdco in exchange for 6,139 shares in the issued share capital of Holdco;

“Plateau Sale of Ga-Phasha Shares and Claims Agreement” means the share sale agreement between Plateau and Holdco dated March 28, 2008 as amended on May 13, 2009, pursuant to which Plateau will, among other things, sell the 50% of the issued share capital of Ga-Phasha owned by it to Holdco in exchange for 25,278 shares in the issued share capital of Holdco;

“Plateau Sale of Kwanda Shares Agreement” means the share sale agreement between Plateau and Holdco dated March 28, 2008 as amended on May 13, 2009, pursuant to which Plateau will sell the 50% of the issued share capital of Kwanda owned by it to Holdco in exchange for 108 shares in the issued share capital of Holdco;

“Proxy” means the form of proxy printed on blue coloured paper which accompanies this Information Circular, to be completed by all Shareholders whose Common Shares are registered on the Company’s Canadian register of Shareholders;

“PWC” PricewaterhouseCoopers Corporate Finance (Pty) Limited, the independent expert appointed by the Board to provide a fairness opinion on the issue of the Plateau B2 and B3 Preferred Shares to the SPV;

“Release” means the Release Agreement made as of December 28, 2006 and amended December 20, 2007, between Anooraq and Pelawan, pursuant to which Anooraq issued 167 million common share purchase warrants to Pelawan;

“Repricing” means the repricing of the 8.061 million outstanding stock options of the Company to decrease the exercise price of such stock options to an exercise price to be determined in accordance with regulatory requirements pursuant to the Stock Option Amendments;

“Rietfontein” means the Company’s property known as Rietfontein 2KS, which is located on the Northern Limb of the Bushveld Complex in South Africa;

“RPM” means Rustenburg Platinum Mines Limited (registration number 1931/003380/06), a public company incorporated under the laws of South Africa, being a wholly-owned subsidiary of Anglo Platinum;

“SARB” means the Exchange Control Department of the South African Reserve Bank;

“SEDAR” means the System for Electronic Document Analysis and Retrieval (SEDAR) available on the Internet at www.sedar.com;

“Sellers” means Anglo Platinum and RPM;

“SENS” means the Securities Exchange News Service of the JSE;

“Share Exchange Agreement” means the Share Exchange Agreement between Pelawan and Anooraq made as of January 21, 2004 and as amended from time to time;

“Shareholder” means a holder of Common Shares;

“Share Ownership Trusts” means the Bokoni Platinum Mine ESOP Trust and the Anooraq Community Participation Trust;

“Share Settled Financing” means the ZAR 1.1 billion subscription by the SPV for convertible preferred shares in Plateau upon terms entitling the SPV to receive 227.4 million Common Shares following conversion of such preferred shares, with 115.8 million of such Common Shares thereafter flowing from the SPV to RPM and the balance of 111.6 million Common Shares remaining in the SPV in order to maintain Pelawan’s minimum 51% shareholding in Anooraq, all as described under the heading “Particulars of Matters to be Acted Upon – The Acquisition – Financing the Acquisition”;

“South Africa” means the Republic of South Africa;

“South African Proxy” means the form of proxy printed on yellow coloured paper which accompanies this Information Circular and is to be completed by Shareholders whose Common Shares are registered on the Company’s South African register of Shareholders;

“Special Committee” means the Special Committee of the Board of Directors formed on May 9, 2008, consisting of Wayne Kirk, David Elliot and Ronald Thiessen;

“SPV” means a private company to be incorporated under the laws of South Africa, which will initially be a wholly-owned subsidiary of Pelawan;

“SPV Ordinary Shares” means ordinary shares in the capital of the SPV;

“SPV Preferred Shares” means the convertible preferred shares in the capital of the SPV to be issued to RPM in connection with the Share Settled Financing;

“Stock Option Amendments” means the amendments to the Stock Option Plan and outstanding stock options of the Company proposed to be undertaken by the Company;

“Stock Option Plan” means the incentive stock option plan of the Company as adopted on June 17, 2005;

“Strate” means Strate Limited (registration number 1998/022242/06), a public company incorporated in South Africa and responsible for the electronic clearing and settlement of transactions on the JSE;

“Subsidiary” has the meaning ascribed thereto in the Securities Act (British Columbia), as amended, except as otherwise provided herein;

“Tax Act” means the Income Tax Act (Canada), as amended;

“tpm” means tonnes per month;

“TSX-V” means TSX Venture Exchange Inc.;

“Vendor Finance Facility” means the financing to be provided by Anglo Platinum for portion of the Acquisition purchase price, comprised of a ZAR 1.219 billion cash component and the Share Settled Financing, as described under the heading “Particulars of Matters to be Acted Upon – The Acquisition – Financing the Acquisition”; and

“ZAR” means South African Rand, the currency of South Africa.

Words importing the singular, where the context requires, include the plural and vice versa and words importing any gender include all genders.

GENERAL PROXY INFORMATION

The following proxy information is applicable to all Shareholders, other than Shareholders whose shares are registered on the Company’s South African register of Shareholders (“South African Shareholders”). South African Shareholders should refer to the section of this Information Circular entitled “Information for South African Shareholders” for proxy instructions.

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. The Company will bear all costs of this solicitation. We have arranged for intermediaries to forward the meeting materials to beneficial owners of the Common Shares held of record by those intermediaries and we will reimburse the intermediaries for their reasonable fees and disbursements in that regard.

Appointment of Proxyholders

The individuals named in the accompanying form of Proxy are Philip Kotze, President, Chief Executive Officer and a director of the Company, and alternatively, Iemrahn Hassen, Chief Financial Officer and a director of the Company. If you are a Shareholder entitled to vote in person at the Meeting, you have the right to appoint a person or company other than the persons designated in the Proxy, who need not be a Shareholder, to attend and act for you and on your behalf at the Meeting. You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy. If your shares are held in physical form (i.e. paper form) and actually registered in your name, then you are a Registered Shareholder. However, if, like most Shareholders, you hold your shares in a brokerage account then you are a Beneficial Shareholder and the manner for voting is different for Beneficial Shareholders. Beneficial Shareholders should read the instructions below carefully.

Voting by Proxyholders

The persons named in the Proxy will vote, or withhold from voting, the Common Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. The Proxy confers discretionary authority on the persons named therein with respect to:

(a)	each matter or group of matters identified therein for which a choice is not specified,

(b)	any amendment to or variation of any matter identified therein, and

(c)	any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the persons named in the Proxy will vote the Common Shares represented by the Proxy for the approval of such matter.

Registered Shareholders

Registered Shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person. Registered Shareholders electing to submit a proxy may do so by:

(a)

completing, dating and signing the enclosed form of Proxy (blue sheet) and returning it to the Company’s transfer agent, Computershare Investor Services Inc., by fax within North America at 1-866-249-7775, outside North America at 1-416-263-9524, or by mail or by hand to the 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1;

(b)

using a touch-tone phone to transmit voting choices to a toll free number. Registered Shareholders must follow the instructions of the voice response system and refer to the enclosed form of Proxy (blue sheet) for the toll free number, the holder’s account number and the proxy access number; or

(c)

using the internet through the website of the Company’s transfer agent at www.investorvote.com. Registered Shareholders must follow the instructions that appear on the screen and refer to the enclosed form of Proxy (blue sheet) for the holder’s account number and the proxy access number;

in all cases ensuring that the proxy is received prior to 2:00 p.m. (Toronto time) on Thursday, June 11, 2009, or, if the Meeting is adjourned, then not less than 48 hours (excluding Saturdays, Sundays and holidays in the City of Toronto) before the commencement of the adjourned Meeting at which the proxy is to be used.

Beneficial Shareholders

The following information is of significant importance to Shareholders who do not hold Common Shares in their own name. Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by Registered Shareholders (those whose names appear on the records of the Company as the registered holders of Common Shares).

If Common Shares are listed in an account statement provided to a Shareholder by a broker, then, in almost all cases, those Common Shares will not be registered in the Shareholder’s name on the records of the Company. Such Common Shares will more likely be registered under the names of the Shareholder’s broker or an agent of that broker. In the United States, the vast majority of such Common Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks) and, in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms).

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of Shareholders’ meetings. Every intermediary has its own mailing procedures and provides its own return instructions to clients.

If you are a Beneficial Shareholder, you should carefully follow the instructions of your broker or intermediary in order to ensure that your Common Shares are voted at the Meeting.

The form of proxy supplied to you by your broker will be similar to the Proxy provided to Registered Shareholders by the Company. However, its purpose is limited to instructing the intermediary on how to vote on your behalf. Most brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”) in the United States and in Canada. Broadridge mails a voting instruction form in lieu of a Proxy provided by the Company. The voting instruction form will name the same persons as the Company’s Proxy to represent you at the Meeting. You have the right to appoint a person (who need not be a Beneficial Shareholder of the Company), other than the persons designated in the voting instruction form, to represent you at the Meeting. To exercise this right, you should insert the name of the desired representative in the blank space provided in the voting instruction form. The completed voting instruction form must then be returned to Broadridge by mail or facsimile or given to Broadridge by phone or over the internet, in accordance with Broadridge’s instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. If you receive a voting instruction form from Broadridge, you cannot use it to vote Common Shares directly at the Meeting - the voting instruction form must be completed and returned to Broadridge, in accordance with its instructions, well in advance of the Meeting in order to have the Common Shares voted.

These securityholder materials are being sent to both Registered and Beneficial Shareholders. If you are a Beneficial Shareholder and the Company or its agent has sent these materials directly to you, your name, address and information about your holding of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding Common Shares on your behalf. By choosing to send these materials to you directly, the Company (and not the intermediary holding Common Shares on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

Although as a Beneficial Shareholder you may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of your broker, you, or a person designated by you, may attend at the Meeting as proxyholder for your broker and vote your Common Shares in that capacity. If you wish to attend at the Meeting and indirectly vote your Common Shares as proxyholder for your broker, or have a person designated by you do so, you should enter your own name, or the name of the person you wish to designate, in the blank space on the voting instruction form provided to you and return the same to your broker in accordance with the instructions provided by such broker, well in advance of the Meeting.

Alternatively, you can request in writing that your broker send you a legal proxy which would enable you, or a person designated by you, to attend at the Meeting and vote your Common Shares.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a Registered Shareholder who has given a proxy may revoke it by:

(a)

executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the Registered Shareholder or the Registered Shareholder’s authorized attorney in writing, or, if the Shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to Computershare Investor Services Inc. at 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the Chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law, or

(b)	personally attending the Meeting and voting the Registered Shareholder’s Common Shares.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

INTERESTS OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No director or executive officer of the Company, nor any person who has held such a position since the beginning of the last completed financial year of the Company, nor any nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting except as set out herein.

Tumelo Motsisi, the Executive Deputy Chairman of the Board of Directors, and Harold Motaung, the Chief Operating Officer and a director of the Company, are trustees and beneficiaries of the Pelawan Trust. Mr. Motsisi holds a 12% interest in Pelawan and Mr. Motaung holds a 7% interest in Pelawan. As such, Mr. Motsisi and Mr. Motaung have an interest in certain of the resolutions to be approved at the Meeting. See “Particulars of Matters to be Acted Upon – The Amendments” and “Particulars of Matters to Be Acted Upon – The Financing Arrangements”.

Tumelo Motsisi, Harold Motaung, Joel Kesler, Iemrahn Hassen, Ronald Thiessen, Scott Cousens and Robert Dickinson, being directors and/or officers of the Company, have an interest in the Compensation Transactions. See “Particulars of Matters to be Acted Upon – The Compensation Transactions.”

All directors and executive officers of the Company, as insiders of the Company, have an interest in the stock option Repricing. See “Particulars of Matters to be Acted Upon – The Stock Option Amendments”.

RECORD DATE, VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Board of Directors has fixed May 8, 2009 as the record date (the “Record Date”) for determination of persons entitled to receive notice of and to vote at the Meeting. Only Shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy, in the manner and subject to the provisions described above or under the heading “Information for South African Shareholders”, will be entitled to vote or to have their Common Shares voted at the Meeting. Quorum for the transaction of business at the Meeting is two persons present in person or by proxy, holding not less than 5% of the issued and outstanding Common Shares at the Record Date.

As of the Record Date, there were 186,640,007 Common Shares without par value issued and outstanding, each carrying the right to one vote. The Company is authorized to issue an unlimited number of Common Shares and is also authorized to issue an unlimited number of preferred shares. There are no preferred shares issued and outstanding as at the Record Date.

To the knowledge of the directors and executive officers of the Company, the only persons or corporations that beneficially owned, directly or indirectly, or exercised control or direction over, Common Shares carrying more than 10% of the voting rights attached to all issued and outstanding Common Shares of the Company as at the Record Date are:

Shareholder Name	Number of Common Shares Held(2)	Percentage of Issued Common Shares
The Pelawan Trust, as Trustee(1) Pelawan Investments (Proprietary) Limited, as Beneficiary 82 Maude Street Sandton, 2196, South Africa	117,588,040	63.0%

Notes:

(1)

These shares are registered in the name of the Pelawan Trust, which holds such shares in trust for Pelawan pursuant to escrow arrangements described in “The Acquisition - Description of Lockup Arrangements for Consideration Shares” in the management information circular of the Company dated August 2004.

(2)	This information was supplied to the Company by insider reports available at www.sedi.ca as of the Record Date.

The Pelawan Trust is accordingly the controlling shareholder of Anooraq as at the Record Date.

To the knowledge of the directors and executive officers of the Company, the only persons or corporations that will beneficially own, directly or indirectly, or exercise control or direction over, Common Shares carrying more than 10% of the voting rights attached to all issued and outstanding Common Shares of the Company as a result of the implementation of the Acquisition, the Common Share issuances to the Share Ownership Trusts, the Financing Arrangements and the Compensation Transactions are:

Shareholder Name	Number of Common Shares Held	Percentage of Issued Common Shares(1)
The Pelawan Trust, as Trustee(1) Pelawan Investments (Proprietary) Limited, as Beneficiary 82 Maude Street Sandton, 2196, South Africa	229,188,040	53.6%
RPM 13th Floor, 55 Marshall Street, Johannesburg 2001	115,800,000	27.1%

Notes:

(1)	Based on assumed issue prices to the Share Ownership Trusts and pursuant to the Compensation Transactions of ZAR 9.00 per Common Share.

Accordingly, there will be no change in the controlling shareholder of Anooraq (The Pelawan Trust) as a result of the implementation of the Acquisition, the issuances of Common Shares to the Share Ownership Trust, the Financing Arrangements and the Compensation Transactions.

FINANCIAL STATEMENTS

The audited financial statements of the Company for the year ended December 31, 2008 and the auditors’ report thereon, with the related management discussion and analysis, will be placed before the Meeting. These documents have been filed with the securities commissions or similar regulatory authorities in Alberta, British Columbia and Quebec.

Copies of the documents may be obtained by a Shareholder upon request and without charge from Investor Relations, Anooraq Resources Corporation, Suite 1020 - 800 West Pender Street, Vancouver, British Columbia, V6C 2V6, telephone: 604-684-6365. These documents are also available through the Company’s profile on SEDAR available on the Internet at www.sedar.com and were released on SENS and distributed to shareholders registered on the South African share register.

VOTES NECESSARY TO PASS RESOLUTIONS

A simple majority of votes cast at the Meeting is required to pass the resolutions described herein under “Election of Directors”. If there are more nominees for election as directors or appointment of the Company’s auditor than there are vacancies to fill as a consequence of additional nominations from the floor of the Meeting, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled. If the number of nominees for election or appointment is equal to the number of vacancies to be filled, all such nominees will be declared elected or appointed by acclamation.

A simple majority of votes cast at the Meeting is required to pass the resolutions described in Schedule A hereto, relating to the Acquisition. A simple majority of votes cast by Disinterested Shareholders at the Meeting is required to pass the resolutions described in Schedule B relating to the Amendments. A ¾ (75%) majority of votes of Disinterested Shareholders cast at the Meeting is required to pass the special resolutions described in Schedule C relating to the Share Ownership Trusts. A ¾ (75%) majority of votes cast at the Meeting is required to pass the special resolutions described in Schedule D relating to the Share Settled Financing. A simple majority of votes of Disinterested Shareholders cast at the Meeting is required to pass the resolutions described in Schedule E and Schedule F hereto relating to the stock option Repricing. A ¾ (75%) majority of votes cast at the Meeting is required to pass the special resolutions described in Schedule G relating to the amendment to the Stock Option Plan. A ¾ (75%) majority of votes of Disinterested Shareholders cast at the Meeting is required to pass the special resolutions described in Schedule H relating to the Compensation Transactions.

In the event that one or more of the resolutions in respect of the special business of the Meeting relating to the Acquisition or transactions ancillary thereto are not approved by Shareholders, the Board of Directors, who retain the authority, notwithstanding that the resolutions described in this paragraph may be approved by Shareholders, to implement or not implement any or all of the transactions contemplated in such resolutions as the Board of Directors, in their sole discretion, may see fit, will likely not implement any of the transactions relating to the Acquisition or transactions ancillary thereto contemplated pursuant to the resolutions in respect of the special business of the Meeting.

DIRECTORS

The following section sets out the names of members of the Board of Directors, all major offices and positions with the Company and any of its significant affiliates each now holds, each director’s principal occupation, the period of time during which each has been a director of the Company and the number of Common Shares beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at the Record Date. The information as to the number of Common Shares beneficially owned, controlled or directed is not within the knowledge of the management of the Company and has been furnished by the respective nominees as reported in their filings at www.sedi.ca. The directors nominated for election at the Meeting are listed under the heading “Nominees”. The term of office of Scott Cousens, Robert Dickinson, David Elliott and Popo Molefe expires at the end of the Meeting and such persons are not nominated for re-election.

Name, age, position with the Company and province or state and country of residence	Period(s) as a Director of the Company	Common Shares beneficially owned, controlled or directed
Percentage of
outstanding
Common Shares
before the
implementation
of the
Acquisition, the
issuances of
Common Shares
to the Share
Ownership
Trusts, the
Financing
Arrangements
and the
Compensation
Transactions(18)	Percentage of
outstanding
Common
Shares after the
implementation
of the
Acquisition, the
issuances of
Common
Shares to the
Share
Ownership
Trusts, the
Financing
Arrangements,
and the
Compensation
Transactions(18)
Nominees:
Fikile Tebogo DE BUCK (49) # Non-Executive Director Gauteng, South Africa	Since November 2008	Nil	—	—
Anu DHIR (37)(5) + Non Executive Director London, England	Since July 2008	Nil(16)	—	—
Iemrahn HASSEN (52) * Chief Financial Officer Gauteng, South Africa	Since July 2008	Nil(9)	—	—
Wayne KIRK (65)(4)(6) @ Non Executive Director California, United States	Since July 2005	Nil(10)	—	—
Philip KOTZE (49) * Director, President and Chief Executive Officer Gauteng, South Africa	Since July 2008	Nil(17)	—	—
Harold MOTAUNG (39) * Director and Chief Operating Officer Gauteng, South Africa	Since September 2004	8,231,000(2) (12) (indirectly held)	4.4(2) (indirectly held)	2.0(2) (indirectly held)
Tumelo MOTSISI (46)(5) * Executive Director and Deputy Chairman Gauteng, South Africa	Since September 2004	14,111,000(3) (13) (directly and indirectly held)	7.6(3) (indirectly held)	3.4(3) (indirectly held)
Sipho NKOSI (54) * Non Executive Director Gauteng, South Africa	Since November 2004	Nil(14)	—	—

Name, age, position with the Company and province or state and country of residence	Period(s) as a Director of the Company	Common Shares beneficially owned, controlled or directed
Percentage of
outstanding
Common Shares
before the
implementation
of the
Acquisition, the
issuances of
Common Shares
to the Share
Ownership
Trusts, the
Financing
Arrangements
and the
Compensation
Transactions(18)	Percentage of
outstanding
Common
Shares after the
implementation
of the
Acquisition, the
issuances of
Common
Shares to the
Share
Ownership
Trusts, the
Financing
Arrangements,
and the
Compensation
Transactions(18)
Rizelle SAMPSON (33) * Non Executive Director Gauteng, South Africa	Since September 2004	Nil(15)	—	—
Ronald THIESSEN (56)(5) # Executive Director British Columbia, Canada	Since April 1996	740,923(7) (directly held)	0.4 (directly held)	0.2 (directly held)
Incumbent Directors (Not Nominated for Election):
Scott COUSENS (44) # Executive Director British Columbia, Canada	Since September 1996	1,015,400(7) (directly held)	0.5(7) (directly held)	0.2(7) (directly held)
Robert DICKINSON (60) # Non Executive Director and Co- Chairman British Columbia, Canada	(November 1990 – September 2004) Since October 2004	620,000(1)(7) (directly and indirectly held)	0.3(1)(7) (directly and indirectly held)	0.2(1)(7) (directly and indirectly held)
David ELLIOTT (64)(4) # Non Executive Director British Columbia, Canada	Since April 2005	Nil(8)	—	—
Popo MOLEFE (57) * Non Executive Director and Co- Chairman North West Province, South Africa	Since September 2004	21 745(11) (directly held)	—	—

(1)	Certain of these Common Shares are held in the name of United Mineral Services Ltd., a private company controlled by Mr. Dickinson.
(2)	Indirect holdings being 70 of the 1,000 ordinary shares in the issued and outstanding share capital of Pelawan, multiplied by the number of Common Shares (117,588,040) held by the Pelawan Trust.
(3)

Indirect holdings being 120 of the 1,000 ordinary shares in the issued and outstanding share capital of Pelawan, multiplied by the number of Common Shares (117,588,040) held by the Pelawan Trust and a direct holding of 525,000 Common Shares.

(4)	Member of the Audit Committee.
(5)	Member of Compensation Committee.
(6)	Member of Nominating and Governance Committee.
(7)	Mr. Cousens, Mr. Dickinson and Mr. Thiessen hold options to purchase 120,000 Common Shares at an exercise price of $2.90 per share expiring on June 30, 2013.
(8)

Mr. Elliott holds options to purchase 120,000 Common Shares at an exercise price of $1.40 per share expiring on December 17, 2010 and 240,000 Common Shares at $2.97 per share expiring on February 15, 2012.

(9)	Mr. Hassen holds options to purchase 126,000 Common Shares at an exercise price of $3.27 per share expiring on October 15, 2012.
(10)	Mr. Kirk holds options to purchase 360,000 Common Shares at $2.97 per share expiring on February 15, 2012.
(11)

Mr. Molefe holds options to purchase 200,000 Common Shares at an exercise price of $1.40 per share expiring on December 17, 2010 and 440,000 Common Shares at $2.97 per share expiring on February 15, 2012.

(12)	Mr. Motaung holds options to purchase 525,000 Common Shares at an exercise price of $1.40 per share expiring on June 30, 2013.

(13)

Mr. Motsisi holds options to purchase 525,000 Common Shares at an exercise price of $2.90 per share expiring on June 30, 2013 and 975,000 Common Shares at $2.97 per share expiring on February 15, 2012.

(14)

Mr. Nkosi holds options to purchase 100,000 Common Shares at an exercise price of $1.40 per share expiring on December 17, 2010 and 240,000 Common Shares at $2.97 per share expiring on February 15, 2012.

(15)

Ms. Sampson holds options to purchase 100,000 Common Shares at an exercise price of $1.40 per share expiring on December 17, 2010 and 240,000 Common Shares at $2.97 per share expiring on February 15, 2012.

(16)	Ms. Dhir holds options to purchase 120,000 Common Shares at an exercise price of $2.76 per share expiring on June 25, 2013.
(17)	Mr. Kotze holds options to purchase 796,000 Common Shares at an exercise price of $2.76 per share expiring on June 25, 2013.
(18)

The changes to the directors’ holdings of Common Shares is as a result of the issue of Common Shares to the Pelawan Trust as described more fully in “Financing the Acquisition” as well as pursuant to the Compensation Transactions.

* Nationality - South African, business address Anooraq Resources Corporation, 4th Floor, 82 Grayston Drive, Sandton, 2146
# Nationality - Canadian, business address: Anooraq Resources Corporation, Suite 1300 – 777 Dunsmuir Street, Vancouver, British Columbia, V7Y 1K2
+ Nationality - British, business address: Anooraq Resources Corporation, 4th Floor, 82 Grayston Drive, Sandton, 2146 |
@ Nationality -American, business address: Anooraq Resources Corporation, Suite 1300 – 777 Dunsmuir Street, Vancouver, British Columbia, V7Y 1K2

There have been no changes in the Directors’ holdings of Common Shares as set out above between December 31, 2008 and the date of this Information Circular. The following are the biographies for the current directors of Anooraq and those nominated for election.

SCOTT D. COUSENS – Executive Director

Scott Cousens provides management, technical and financial services to a number of publicly traded companies. Mr. Cousens’ focus since 1991 has been the development of relationships within the international investment community. Substantial financings and subsequent corporate success has established strong ties with North American, European and Asian investors. Mr. Cousens is also a director of and is employed by HDSI (formerly Hunter Dickinson Inc.), a company providing management and administrative services to several publicly-traded companies and focuses on directing corporate development and financing activities. Mr. Cousens’ role within Anooraq is that of Director: Capital Finance. He assists in corporate financings and provides Anooraq with general management and financial services, including coordinating the company’s investor relations programs in North America and the Middle East.

Mr. Cousens is, or was within the past five years, a director of the following public companies:

Company	Positions Held	From	To
Anooraq Resources Corporation	Director	September 1996	Present
Amarc Resources Ltd.	Director	September 1995	Present
Continental Minerals Corporation	Director	June 1994	Present
Farallon Resources Ltd.	Director	December 1995	April 2007
Great Basin Gold Ltd.	Director	March 1993	November 2006
Northern Dynasty Minerals Ltd.	Director	June 1996	Present
Rockwell Diamonds Inc.	Director	November 2000	November 2008
Taseko Mines Ltd.	Director	October 1992	Present

FIKILE TEBOGO DE BUCK, CA – Non Executive Director

Ms. De Buck is a Fellow of the Association of Chartered Certified Accountants FCCA (UK) and has extensive experience in business operations and financial affairs with companies in the mining sector. She holds a BA degree in Economics and Accounting from the University of Swaziland. Ms. De Buck is currently a non-executive director of Harmony Gold Mining Company Ltd. (“Harmony”) and is a member of various board committees of Harmony including the Audit Committee. She has also served in various positions at the Council for Medical Schemes in South Africa.

Ms. De Buck is, or was within the past 5 years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Harmony Gold Company Ltd.	Director	April 2006	Present
Rand Uranium (Pty) Ltd.	Director	January 2008	Present

ANU DHIR, B.A., JD – Non Executive Director

Anu Dhir holds a BA from the University of Toronto and a JD from Quinnipiac University in Hamden, Connecticut. Ms. Dhir has extensive experience in international business, operations and legal affairs in private equity and publicly-held companies in the mining, oil and gas, and technology sectors. Ms. Dhir is currently the Vice President, Corporate Development of Katanga Mining Limited (“Katanga”). Prior to joining Katanga, she held various strategy and business development positions with CC Capital Partners Group, Easton Drilling Fund LP, Andina Minerals Inc., GeoLogistics Corp and Gateway Inc. She has also helped finance and lead private companies into the public markets.

Ms. Dhir is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Anooraq Resources Corporation	Director	July 2008	Present
Katanga Mining Limited	Director	March 2004	November 2004
	Vice President, Corporate Development	January 2006	Present
Andina Minerals Inc.	Officer	January 2006	November 2006

ROBERT DICKINSON, B.Sc., M.Sc. – Co-Chairman of the Board and Non Executive Director

Robert Dickinson is an economic geologist who serves as a member of management of several mineral exploration companies, primarily those for whom Hunter Dickinson Inc. provides services. He holds a Bachelor of Science degree (Hons. Geology) and a Master of Science degree (Business Administration – Finance) from the University of British Columbia. Mr. Dickinson has also been active in mineral exploration over 40 years. He is a director of HDSI. He is also President and Director of United Mineral Services Ltd., a private investment company.

Mr. Dickinson is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	April 1993	Present
	Co-Chairman	September 2000	April 2004
	Chairman	April 2004	Present
Anooraq Resources Corporation	Director	November 1990	September 2004
	Director	October 2004	Present
	Chairman	April 2004	September 2004
	Co-Chairman	October 2004	Present
Continental Minerals Corporation	Director	June 2004	Present
	Chairman	June 2004	January 2006
	Co-Chairman	January 2006	December 2006

Company	Positions Held	From	To
Detour Gold Corporation	Director	August 2006	February 2009
Farallon Resources Ltd.	Director	July 1991	April 2007
	Chairman	April 2004	September 2004
	Co-Chairman	September 2004	April 2006
Great Basin Gold Ltd.	Director	May 1986	November 2006
	Co-Chairman	September 2000	April 2004
	Chairman	April 2004	December 2005
	Co-Chairman	December 2005	November 2006
Northern Dynasty Minerals Ltd.	Director	June 1994	Present
	Co-Chairman	November 2001	April 2004
	Chairman	April 2004	Present
Rockwell Diamonds Inc.	Director & Chairman	November 2000	September 2006
Taseko Mines Ltd.	Director	January 1991	Present
	Chairman	April 2004	July 2005
	Co-Chairman	July 2005	May 2006

DAVID ELLIOTT, B.Comm., ICD.D., FCA – Non Executive Director

David Elliott graduated from the University of British Columbia with a Bachelor of Commerce degree and then acquired a Chartered Accountant designation. In 2006, he became a certified director with the Institute of Corporate Directors. Mr. Elliott joined BC Sugar Company in 1976, working in a number of senior positions before becoming President and Chief Operating Officer of the operating subsidiary, Rogers Sugar. In 1997, he joined Lantic Sugar in Toronto as Executive Vice President. He also served as Chairman of the Canadian Sugar Institute. He became President and Chief Operating Officer of the International Group based in St Louis, Missouri in 1999, a company involved with food distribution as well as manufacturing and distribution of pet and animal feed. For several years, he worked with companies developing e-mail and data management services. Currently, Mr. Elliott is a director and Audit Committee chairman of Anooraq Resources Corporation, Great Basin Gold Ltd., Northern Dynasty Minerals Ltd. and Taseko Mines Limited.

Mr. Elliott is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Anooraq Resources Corporation	Director	April 2005	Present
Great Basin Gold Ltd.	Director	July 2004	Present
Northern Dynasty Minerals Ltd.	Director	July 2004	Present
Taseko Mines Ltd.	Director	July 2004	Present

IEMRAHN HASSEN, CA – Chief Financial Officer, Director and Secretary

Iemrahn Hassen has 33 years of experience in the service, manufacturing and mining sectors. He received his Chartered Accountant designation in 1991. For the past two years he has worked as a financial consultant in the mining sector for Mintek and Gold Fields Limited. Prior to that, he was the CFO for Mobile Telephone Networks in

South Africa for two years, spent three years as the Senior Manager of Finance of Gold Fields Limited, and spent one and a half years with the accounting firm Deloitte & Touche. From October 1974 to January 1999, he worked for several companies in the service and manufacturing sectors, rising from Group Accountant in the early 1980s to roles of Business Development Manager and Financial Manager for Samancor Limited in June 1997. Mr. Hassen commenced his role as Chief Financial Officer for Anooraq on June 1, 2007.

Mr. Hassen is, or was within the past five years, a director of the following public company:

Company	Positions Held	From	To
Anooraq Resources Corporation	Director	July 2008	Present

PHILIP KOTZE, GDE, NHD – President, Chief Executive Officer and Director

Mr. Kotze is qualified as a mining engineer and has over 26 years of experience in the mining industry, including holding operational and executive positions at AngloGold Limited, Kalahari Goldridge Mining Company Limited and Harmony Gold Mining Company Limited. A graduate of the University of Witwatersrand with a Graduate Diploma in Engineering (Mining Economics), Mr. Kotze also holds a National Higher Diploma in Metalliferous Mining (WITS Technikon) as well qualifications in Industrial Relations (UNISA) and Management (WITS Business School).

Mr. Kotze is, or was within the past five years, a director of the following public companies:

Company	Positions Held	From	To
Anooraq Resources Corporation	Director	July 2008	Present

WAYNE KIRK, LLB – Non Executive Director

Wayne Kirk is a retired California State Attorney and Professional Consultant. With over 35 years professional experience, Mr. Kirk also has over 9 years senior executive experience in the mining industry.

Mr. Kirk is a citizen of the United States and is a resident of Washington. A Harvard University graduate, Mr. Kirk received his law degree in 1968. From 1992 to 2001, Mr. Kirk was the Vice President, General Counsel and Corporate Secretary of Homestake Mining Company. Prior to his retirement in June 2004, he spent two years as Special Counsel for the law firm, Thelen Reid & Priest, in San Francisco.

Mr. Kirk is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Anooraq Resources Corporation	Director	July 2005	Present
Gabriel Resources Ltd.	Director	June 2008	Present
Great Basin Gold Ltd.	Director	July 2004	Present
Northern Dynasty Minerals Ltd.	Director	July 2004	Present
Taseko Mines Ltd.	Director	July 2004	Present

POPO MOLEFE, PhD. – Co-Chairman of the Board and Non Executive Director

Dr. Molefe completed his second successful term as the Premier of the Northwest Province in April 2004. He was awarded the Harvard University Certificate in Conflict Resolution and has diplomas in leadership from the Wharton School of Business and the Harvard Kennedy School, the John F. Kennedy School of Government. Over the last ten years, Dr. Molefe has been instrumental in facilitating the development of businesses in the North West Province, particularly in the mining and tourism sector. He, therefore, brings a depth of leadership experience to Anooraq.

Dr. Molefe is, or was within the past five years, a director of the following public companies:

Company	Positions Held	From	To
Anooraq Resources Corporation	Director	September 2004	Present
Eqstra Holdings Limited	Director	March 2008	Present
Imperial Holdings Limited	Director	June 2005	Present
Armaments Corporation of South Africa Limited	Chairman	October 2004	Present
Simeka Business Solutions Group Limited (formerly Xantium Technology Holdings)	Director	July 2004	Present

HAROLD MOTAUNG, BSc, MBA – Director and Chief Operating Officer

Harold Motaung was employed at the Free State and Vaal River operations of Anglo American Corporation of South Africa Limited for six years as a mining engineer and as a production supervisor. Mr. Motaung then moved to the DME as a director within the Mine Inspectorate. As a Deputy Chief Inspector, he was responsible for implementing the Mine, Health and Safety Act. Subsequently he was appointed Chief Director within the Mine Inspectorate. His portfolio included the gold, platinum and coal operations of South Africa.

In Mr. Motaung’s capacity as a Chief Director of the Mine Inspectorate, he was appointed on numerous boards of government–associated institutions including the National Nuclear Reactor, the Deep Mining Board and the Mining Qualifications Authority. Mr. Motaung also chaired the Mines Research Board, which administered a mining safety fund. He also represented the South African government in a number of international and bi-national engagements with foreign countries, and was a member of the DME executive team responsible for the briefs and presentations at the Parliamentary Portfolio Committee on the status of minerals and energy within the country, which culminated in the enactment of the MPRD Act. Mr. Motaung left the DME to establish a mining and geological consultancy, African Minerals Professionals (Pty) Ltd. Mr. Motaung has been a director of Anooraq since September 2004.

Mr. Motaung is, or was within the past five years, a director of the following public company:

Company	Positions Held	From	To
Anooraq Resources Corporation	Director	September 2004	Present

TUMELO MOTSISI, BA, LLM, MBA – Director and Executive Deputy Chairman

Tumelo Motsisi is a prominent South African businessperson with experience in the South African financial services, mining and energy sectors. Between 1994 and 1998 he was employed first as a senior manager and then as a director within the negotiated benefits division of the sizeable South African financial services company, Alexander Forbes Limited.

In 1998 he established Kopano Ke Matla Investment Company, the investment arm of South Africa’s largest trade union federation, the Congress of South African Trade Unions. He was subsequently appointed as the Chief Executive Officer of Kopano Ke Matla. Mr. Motsisi recently resigned his position as Executive Chairperson of Prosperity Holdings, a financial services company established between Kopano Ke Matla, NBC Financial Services and Peregrine Holdings, in order to pursue his interests in the mining and energy sectors. Mr. Motsisi is a member and director of several South African private companies. Mr. Motsisi has been a director of Anooraq since

September 2004 and is not a director of any other public companies. Mr. Motsisi was the President and Acting CEO of Anooraq from September 2007 until July 1, 2008 when Mr. Kotze was appointed. At that point, Mr. Motsisi took on the role of Executive Deputy Chairman of the company.

Mr. Motsisi is, or was within the past five years, a director of the following public company:

Company	Positions Held	From	To
Anooraq Resources Corporation	Director	September 2004	Present
	President and Acting CEO	September 2007	July 2008
	Deputy Chairman	July 2008	Present

SIPHO NKOSI, B.Comm, MBA – Non Executive Director

Mr. Nkosi holds a Bachelor of Commerce degree from the University of South Africa and a Master of Business Administration from the University of Massachusetts in the eastern United States. He has an extensive background in the mining and power industries. He is a founder, and current Chief Executive Officer, of Eyesizwe Coal (Pty) Ltd (“Eyesizwe”). Eyesizwe is one of the country’s largest coal producers. Prior to founding Eyesizwe in 2001, Mr. Nkosi spent three years with Asea Brown Boveri Sub Sahara Africa (Pty) Ltd and Alstom SA (Pty) Ltd, initially as Managing Director of ABB Power Generation (SA) , and then as Country Manager of ABB/Alstom Power until December 2000. From 1993 to 1997, he was Marketing Manager for Billiton Ltd., an international mining company.

Mr. Nkosi is, or was within the past five years, a director of the following public companies:

Company	Positions Held	From	To
Anooraq Resources Corporation	Director	November 2004	Present
Exxaro Resources Limited	Director and CEO	November 2006	Present
Great Basin Gold Ltd.	Director	August 2003	Present
Sanlam Limited	Director	March 2006	Present

RIZELLE SAMPSON, H. Dip Education – Non Executive Director

Ms. Sampson holds a Certificate in Telecommunications Policy, Regulation and Management from the University of Witwatersrand and a Higher Diploma in Education from the University of the Western Cape.

Ms. Sampson has previously held the positions of Portfolio Administrator (Institutional Clients) at Investec Asset Managers, Chief of Staff at the Ministry of Communications and Manager (Office of the CEO) at Sentech Ltd. She is a co-founder and executive director of African Footprint Investment Holdings (Pty) Ltd (“AFIH”), an investment holding company that is wholly black women owned and managed. Ms. Sampson represents AFIH on the boards of Tellumat (Pty) Ltd, BD Sarens (Pty) Ltd and Lefatshe Technologies (Pty) Ltd. She is also a member of the Sentech Educational Fund Advisory Board and the board of the National Electronic Institute of South Africa. Ms. Sampson has been a director of Anooraq since September 2004 and is not a director of any other public companies.

Ms. Sampson is, or was in the past five years, a director of the following public company:

Company	Positions Held	From	To
Anooraq Resources Corporation	Director	September 2004	Present

RONALD THIESSEN, CA – Executive Director

Ronald Thiessen is a Chartered Accountant with professional experience in finance, taxation, mergers, acquisitions and re-organizations. Since 1986, Mr. Thiessen has been involved in the acquisition and financing of mining and mineral exploration companies. Mr. Thiessen is a director of and is employed by HDSI, a company providing management and administrative services to several publicly-traded companies and focuses on directing corporate development and financing activities.

Mr. Thiessen’s role within Anooraq is that of an executive director who assists in providing general management and financial services to the Company. He assists with corporate financings and corporate development, including transaction evaluation, management and implementation. He also assists with the general marketing of Anooraq.

Mr. Thiessen is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Anooraq Resources Corporation	Director	April 1996	Present
	President and Chief Executive Officer	September 2000	August 2007
Amarc Resources Ltd.	Director	September 1995	Present
	President and Chief Executive Officer	September 2000	Present
Continental Minerals Corporation	Director	November 1995	Present
	President and Chief Executive Officer	September 2000	January 2006
	Co-Chairman	January 2006	Present
Detour Gold Corporation	Director	July 2006	Present
	Chairman	July 2006	March 2009
Farallon Resources Ltd.	Director	August 1994	Present
	President and Chief Executive Officer	December 1999	September 2004
	Co-Chairman	September 2004	December 2005
	Chairman	December 2005	Present
Great Basin Gold Ltd.	Director	October 1993	Present
	President and Chief Executive Officer	September 2000	December 2005
	Co-Chairman	December 2005	November 2006
	Chairman	November 2006	Present
Northern Dynasty Minerals Ltd.	Director	November 1995	Present
	President and Chief Executive Officer	November 2001	Present
Rockwell Diamonds Inc.	Director	November 2000	September 2007
	President and CEO	November 2000	September 2006
	Chairman	September 2006	September 2007

Company	Positions Held	From	To
Taseko Mines Ltd.	Director	October 1993	Present
	President and Chief Executive Officer	September 2000	July 2005
	Co-Chairman	July 2005	May 2006
	Chairman	May 2006	Present
Tri-Gold Resources Corp.	Director	July 1992	December 2006

JOEL KESLER, B Com, LLB (Cum Laude) UCT – Corporate & Business Development

Joel Kesler is a qualified lawyer with extensive experience in the mining and metals industry. In 2002, Mr. Kesler was instrumental in establishing Pelawan, the BEE company which today is the controlling shareholder of Anooraq. In 2003, Mr. Kesler joined the Anooraq Executive Management Team and now is responsible for Anooraq’s corporate finance and business development portfolios.

Mr. Kesler is not and has not been, within the past five years, a director of any public company.

APPOINTMENT OF AUDITOR

The auditors of the Company are currently KPMG LLP (“KPMG”), Chartered Accountants, 777 Dunsmuir St., 9th Floor, Vancouver, British Columbia, V7Y 1K3. KPMG will be nominated at the Meeting for reappointment as auditors of the Company at a remuneration to be fixed by the Audit Committee of the Board of Directors. KPMG was first appointed auditor of the Company on May 21, 2004.

PARTICULARS OF MATTERS TO BE ACTED UPON

At the Meeting, Shareholders will be asked to consider the special business described in this section.

Acquisition

Shareholders will be asked at the Meeting to consider an ordinary resolution to approve the Acquisition.

Overview

On March 28, 2008, the Company, through Plateau, entered into the Acquisition Agreements, as amended, with the Sellers, pursuant to which the Company would acquire an effective 51% of Lebowa and an additional 1% of the Other Assets for an aggregate cash consideration of ZAR 3.6 billion. See “Information Concerning the Assets” for further information concerning Lebowa and the Other Assets. Since the end of the third quarter of 2008, the deterioration of global economic conditions has resulted in a significant weakening of PGM prices and high volatility in commodity-focused share prices. The deterioration in credit and equity market conditions has also increased the cost of obtaining capital and limited the availability of funds.

Due to the significant and rapid deterioration of market conditions highlighted above, a complete review of the Lebowa long-term plan and project pipeline, as well as the key commercial terms for the Acquisition, was initiated jointly by Anglo Platinum and Anooraq in the fourth quarter of 2008.

In light of these recent developments, and to ensure the sustainability of the Acquisition, Anooraq and Anglo Platinum renegotiated the consideration payable by Anooraq to Anglo Platinum from ZAR 3.6 billion to ZAR 2.6 billion, with Anglo Platinum agreeing to re-invest a portion of such consideration in order to share in expected future equity upside in Anooraq. The Acquisition Agreements were amended on May 13, 2009.

The Acquisition is expected to close on the first business day of the next month following the satisfaction or waiver of all conditions. The parties have agreed on an outside deadline of June 30, 2009, or such other date as the parties may agree, for the fulfillment or waiver of the conditions to the Acquisition.

Rationale for the Acquisition

Anooraq’s objective is to become a significant “mine to market” PGM company with a substantial and diversified PGM asset base including production, development and exploration assets. The Acquisition is the first stage of advancing the Company’s PGM production strategy and will result in the Company controlling refined production of 147,600 4E ounces (based on 2008 production at Lebowa from 1.1 million tonnes of ore milled) and a significant resource base of approximately 200 million PGM ounces, the third largest PGM resource base in South Africa.

Anooraq and Anglo Platinum are of the view that current production levels at Lebowa should be increased on a phased basis in recognition of the quality and size of the significant Lebowa resource.

In light of the joint review undertaken in respect of Lebowa, Anooraq and Anglo Platinum have determined to implement an initial approach at Lebowa by:

(a)

extending current Merensky production at the Vertical shaft and UM2 incline shaft, at the same time as the Merensky production profile at the new Brakfontein decline shaft system ramps up to steady state production of approximately 120,000 tpm. Once the Brakfontein Merensky production is at steady state, production from the Vertical and UM2 shafts will be phased out to completion; and

(b)	retaining the existing UG2 production levels at Middelpunt Hill (approximately 45,000 tpm) and deferring the Middelpunt Hill Delta 80 expansion project (“MPH Delta 80 project”).

Once the initial phase has been implemented, the parties intend to increase the existing UG2 production profile to approximately 125,000 tpm at steady state through the implementation of the MPH Delta 80 project commencing in 2016, and thereby increasing Lebowa production to 245,000 tpm at steady state by 2019.

The revised plan will be reviewed by Anglo Platinum and Anooraq on a regular basis in terms of current and estimated future market conditions.

The acquisition of a further 1% interest in the Ga-Phasha Project, Boikgantsho Project and Kwanda Project furthers Anooraq’s strategy to control the management and development of those projects.

The next stage of Anooraq’s growth strategy is to implement its mine to market strategy in order to acquire control over its metal production. In connection with this strategy, Anooraq, through New Opco, has agreed to enter into a limited off-take agreement with Anglo Platinum in respect of concentrate produced at Lebowa. This off-take agreement has a term of five years and is renewable, at Anooraq’s election, for a further period of five years. In addition, Anooraq, through Ga-Phasha, has entered into a limited off-take agreement with Anglo Platinum in respect of concentrate produced from the Ga-Phasha Project. This off-take agreement has an initial term of ten years and is renewable, at Anooraq’s election, for a further period of ten years. Pursuant to the Ga-Phasha Project off-take provisions in the Holdco Shareholders Agreement (the “Ga-Phasha off-take agreement”), should Anooraq elect to extend the Ga-Phasha off-take agreement with Anglo Platinum beyond the initial term, then Anooraq may exercise options to acquire an ownership interest in Anglo Platinum’s Polokwane smelter complex (the “smelter options”). The first smelter option entitles Anooraq to acquire an ownership interest in the Polokwane smelter complex equal to the percentage ratio that the concentrate feed from the Ga-Phasha properties bears to the design capacity of the Polokwane smelter complex, for a purchase consideration of ZAR 1.00, plus any restructuring costs that may be required to facilitate this acquisition. The option is exercisable within 30 days after the commencement of the second ten year period of the Ga-Phasha off-take agreement. The second smelter option entitles Anooraq to acquire an additional ownership interest in the Polokwane smelter equal to the percentage ratio that the attributable concentrate feed produced by the whole of the Anooraq group, other than from the Ga-Phasha properties, bears to the design capacity of the Polokwane smelter, for a purchase consideration equal to the equivalent percentage of the replacement cost of the smelter, less pro-rated wear and tear. This option is exercisable within the first five years of the second ten year period of the Ga-Phasha off-take agreement. Polokwane smelter design capacity is to treat approximately 1.6 million platinum ounces per year. The Board of Directors considers the Acquisition to represent significant value accretion to Shareholders. The Acquisition cost represents approximately US$6.32 per PGM ounce of total resources. The net present value of the estimated discounted cash flow over the 35 year life of mine plan at a 7.5% discount rate is ZAR 9.29 billion, ZAR 4.65 billion attributable to Anooraq. In addition, acquiring Lebowa provides Anooraq with control over an additional 47.8 million 4E ounces of measured and indicated resources (23.9 million attributable to Anooraq) and a further 48.4 million ounces of inferred resources (24.1 million attributable to Anooraq).

For Anglo Platinum, the Acquisition represents one of the BEE transactions mandated by the Mining Charter that enabled Anglo Platinum to secure the conversion of its “old order” rights to “new order” rights, as more particularly described under the heading “Legislative Context for the Acquisition”. Through the Pelawan Trust shareholding, Anooraq currently has a BEE shareholding of approximately 63.0% and, pursuant to the Anooraq Shareholders Agreement, the shareholding of the Pelawan Trust (or any other historically disadvantaged person, as defined in the Pelawan Agreements) in Anooraq cannot be diluted to below the shareholding threshold of 51% required under South African law.

Both Anooraq and Anglo Platinum expect that the Acquisition will contribute to the economic empowerment of HDPs and promote job creation, community upliftment, the participation of women in the mining sector and the establishment of a significant, world class HDP managed and controlled PGM mining and development company.

Structure of Acquisition

The simplified corporate structure of the Company and Anglo Platinum, as applicable to the Acquisition and prior to an internal restructuring completed in anticipation of the Acquisition, is as follows:

The Company currently holds a 50% interest in each of the Ga-Phasha Project, the Boikgantsho Project and the Kwanda Project, through its indirect wholly-owned subsidiary, Plateau. Anglo Platinum owned 100% of LPM directly, and a 50% interest in each of the Ga-Phasha Project, the Boikgantsho Project and the Kwanda Project through its wholly-owned subsidiary, RPM.

In anticipation of the Acquisition, Anglo Platinum has completed the following internal restructuring of its interest in Lebowa and the Other Assets:

  With effect from January 1, 2008, Anglo Platinum transferred its shareholding in LPM to RPM.

  RPM has sold all of the issued and outstanding shares of LPM to a newly incorporated subsidiary of RPM, Holdco.

  LPM has sold the business of Lebowa, comprising all of its assets and mining operations, to a newly incorporated subsidiary of Holdco, New Opco.

The Acquisition will occur pursuant to the following steps:

  Each of RPM and Plateau will transfer their respective 50% interest in the Ga-Phasha Project, the Boikgantsho Project and the Kwanda Project, which will then be held through Ga-Phasha, Boikgantsho and Kwanda, respectively, to Holdco.

  Pursuant to the Acquisition Agreements, RPM will sell, and Plateau will subscribe for or acquire, through a series of transactions, certain of the issued and outstanding shares of Holdco, resulting in the Company controlling 51% of Holdco and, indirectly, New Opco.

  By virtue of Plateau owning 51% of Holdco following the Acquisition, the Company will have acquired 51% of Lebowa and an additional 1% interest, resulting in a total 51% interest, in each of the Ga-Phasha Project, the Boikgantsho Project and the Kwanda Project.

Since the end of the third quarter of 2008, the deterioration of global economic conditions has resulted in a significant weakening of PGM prices and high volatility in commodity-focused share prices. The deterioration in credit and equity market conditions has also increased the cost of obtaining capital and limited the availability of funds.

Due to the significant and rapid deterioration of market conditions highlighted above, a complete review of the Lebowa long-term plan and project pipeline, as well as the key commercial terms of the Acquisition, was initiated jointly by Anglo Platnum and Anooraq.

In light of these recent developments, and to ensure the sustainability of the Acquisition, Anooraq and Anglo Platinum renegotiated the consideration payable by Anooraq to Anglo Platinum from ZAR 3.6 billion to ZAR 2.6 billion, with Anglo Platinum agreeing to re-invest a portion of such consideration in order to share in expected future equity upside in Anooraq. The parties accordingly entered into a number of agreements amending the Acquisition Agreements to reflect such reduced consideration. Certain further amendments, which are discussed in more detail below, were also required to facilitate the Financing Arrangements.

Closing of the Acquisition is conditional upon satisfaction (or waiver) of various conditions, including:

(a)	the completion of the above mentioned Anglo Platinum internal restructuring transactions;

(b)	the Boikgantsho Sale of Rights Agreement and the Kwanda Sale of Rights Agreement, respectively, becoming unconditional;

(c)	the completion by all parties of their respective due diligence reviews and satisfaction with the results thereof;

(d)	the Company and Plateau obtaining sufficient financing pursuant to the Financing Arrangements and the subscription proceeds from the Share Ownership Trusts;

(e)	the approval of the Shareholders of the Company of the Acquisition, the Share Settled Financing and the Amendments;

(f)	the approval of the South African Competition Authorities;

(g)	the consent of the United Kingdom Treasury;

(h)	the consent of the DME to certain aspects of the Acquisition, as applicable;

(i)	the approval of the SARB;

(j)	the approvals of the TSX-V, JSE and NYSE Amex; and

(k)	amendment of the Pelawan Agreements.

The conditions to the Acquisition listed in (a), (f), (i) and (j) above have been completed as of the date of this Information Circular and the Company has completed its due diligence review pursuant to the condition listed in (c). Conditions (e) and (k) are to be completed pursuant to the Shareholder approval described in this Information Circular. The condition listed in (d) is expected to be fulfilled pursuant to the binding credit approved term sheets, as amended, entered into by Plateau and Standard Chartered Bank in respect of the Debt Facility and the term sheets entered into between Anglo Platinum and Plateau in respect of the Financing Arrangements. The Company anticipates that the conditions listed in (g) and (h) above will be completed following the date of this Information Circular. The Acquisition is expected to close on the first day of the calendar month immediately following the satisfaction or waiver of all conditions. The parties have agreed on an outside deadline of June 30, 2009, or such later date as may be agreed by the parties, for the fulfillment or waiver of the conditions to the Acquisition.

The Acquisition Agreements contain customary and comprehensive representations and warranties on the part of Anglo Platinum relating to the following matters, among others: organization and qualification; authority relative to the Acquisition Agreements; ownership of assets and equipment; mineral rights; no violation; compliance with laws; consents; litigation; capitalization; ownership of subsidiaries; financial statements; books, records and disclosure controls; absence of certain changes; taxes; property; material contracts; permits; pension and employee benefits; restriction on business activities; intellectual property; insurance; environment; and employment and labour arrangements.

Following the Acquisition, the simplified corporate structure of the Company’s and Anglo Platinum’s interest in Lebowa and the Other Assets, as applicable to the Acquisition, will be as follows:

Anglo Platinum applied to the DME for conversion of the “old order” mining rights related to LPM’s mining operations in respect of Lebowa to “new order” mining rights, as required by the MPRD Act. On April 29, 2008, the DME and Anglo Platinum announced that the DME has granted conversion of the “old order” mining rights related to Lebowa. Following this granting of conversion, Anglo Platinum is required to complete an administrative process relating to the execution and registration of the “new order” rights, prior to the transfer thereof to New Opco. The DME has also, pursuant to section 11 of the MPRD Act, granted its consent to the transfer of the “new order” rights from LPM to New Opco.

Additional Commercial Terms of the Acquisition

Until the transfer of the mining rights held by LPM in respect of Lebowa to New Opco is completed, New Opco will, as a contractor to LPM, conduct all mining operations in respect of Lebowa. LPM has entered into an agreement to sell all concentrate mined on its behalf by New Opco for a period of five years to RPM, for smelting and refining at competitive market rates. Upon transfer of the relevant mining rights to New Opco, New Opco will enter into an agreement with RPM on exactly the same terms and conditions, for the balance of the five year period. The concentrate off-take agreement is renewable at Plateau’s election for a further five years.

As discussed above, in connection with Anooraq’s mine to market strategy, Anooraq, through New Opco, has agreed to enter into a limited off-take agreement with Anglo Platinum in respect of concentrate produced at Lebowa and has entered into the Ga-Phasha off-take agreement with respect to concentrate that may be produced at Ga-Phasha.

Anglo Platinum’s current rehabilitation trust provision in respect of Lebowa will be transferred to a new rehabilitation trust fund to be established for Holdco’s operations. Anglo Platinum’s current rehabilitation trust guarantees in respect of Lebowa will remain in place for one year after the closing of the Acquisition for the benefit of Holdco.

In connection with the Acquisition, the Company has also entered into the Share Ownership Trusts. See “Particulars of Matters to be Acted Upon – Share Ownership Trusts” for further information regarding the Share Ownership Trusts.

Management and Funding of Operations

Plateau and RPM have entered into the Holdco Shareholders Agreement to govern the relationship between Plateau and RPM, as shareholders of Holdco, and to provide for the management of Holdco and its subsidiaries, including New Opco. Plateau is entitled to nominate the majority of the directors of Holdco and New Opco, and has undertaken that the majority of such nominees will be HDPs. Anooraq has given certain undertakings to Anglo Platinum in relation to the maintenance of its status as an HDP controlled company. These undertakings are described under the heading “The Amendments – Holdco Shareholders Agreement”.

Pursuant to the Holdco Shareholders Agreement, the board of directors of Holdco, which will be controlled by Anooraq, has the right to call for shareholder contributions, either by way of a shareholder loan or equity. If a shareholder should default on an equity cash call, the other shareholder may increase its equity interest in Holdco by funding the entire cash call, provided that, until the expiry of the Initial Period, Anooraq’s shareholding in Holdco cannot be diluted for default in respect of equity contributions.

In order to facilitate the Acquisition and enable Anooraq to meet any required shareholder contributions, RPM has agreed to provide Anooraq with the OCSF, an operating cash flow shortfall facility up to a maximum of ZAR 750 million, subject to certain annual maximums, during the first three years of the Debt Facility. This facility will bear interest at a rate of 15.84% nominal annual compounded quarterly and funds any operating cash flow shortfall in Holdco.

Anglo Platinum has also agreed to make available to Plateau a standby facility for up to a maximum of 29 / 49 of RPM’s attributable share of the Holdco cash flows, which Plateau may use to fund any cash flow shortfall that may arise in funding any accrued and capitalized interest and fund repayment obligations under the Debt Facility during the term of the Debt Facility. The standby facility will bear interest at the prime rate of interest in South Africa.

Pursuant to the terms of a shared services agreement, the Anglo American plc group of companies will continue to provide certain operations services to New Opco at a cost that is no greater than the costs charged to any other Anglo American plc group company for the same or similar services. It is anticipated that, as Anooraq builds its internal capacity, and makes the transformation to a fully operational PGM producer, these services will be phased out and replaced either with internal services or third party services. The Anooraq and Plateau group of companies will also provide certain management services to New Opco pursuant to service agreements to be entered into.

The Holdco Shareholders Agreement also governs the initial sale of concentrate from the Ga-Phasha Project upon commencement of production pursuant to the terms described above.

Special Shareholder Arrangements

Anooraq has given certain undertakings to Anglo Platinum in relation to the maintenance of its status as an HDP controlled company pursuant to the Holdco Shareholders Agreement. During the Initial Period, Plateau is required to ensure that, among other things: (i) HDPs effectively own, through the Anooraq Control Structure, at least 26% of the business of Holdco, measured on a flow-through basis; (ii) a majority of the directors of Holdco are HDPs; and (iii) a majority of the directors of Pelawan are HDPs. At any time during the term of the Holdco Shareholders Agreement, if a change in control of Holdco occurs, Plateau is required to “remedy” the change by either restoring the status quo or procuring that the change is superseded by a further transaction that results in the acquisition of control of Pelawan by HDPs who were beneficial owners of Pelawan as at the date of signature of the Holdco Shareholders Agreement, or involves such shareholders expropriating the defaulting shareholder (with no attendant change in control). If Plateau fails to do so within the period specified in the Holdco Shareholders Agreement, RPM will be entitled to compel the purchase by Plateau of RPM’s interests in Holdco for fair market value. See “The Amendments – Holdco Shareholders Agreement” for a more detailed description of these provisions.

Financing the Acquisition

The Company intends to finance the Acquisition at the Plateau level through a combination of the Debt Facility and the Vendor Finance Facility.

Pursuant to a credit committee approved term sheet dated April 28, 2009, Standard Chartered Bank has agreed to make available to Plateau the Debt Facility of up to ZAR 750 million, including capitalised interest up to a maximum of three years or ZAR 250 million, repayable in 12 semi-annual equal capital instalments, with the first being due in month 42, at a rate of interest of the three month JIBAR (the Johannesburg Inter Bank Agreed Rate) (or the relevant swap rate) plus 450basis points, excluding liquidity and reserving costs, with 50% of the interest on a nominal amount of ZAR 250 million being fixed for nine years and 50% of the interest on a nominal amount of an additional ZAR 250 million being fixed for three years, subject to final documentation and agreement, for the purpose of funding a portion of the Acquisition purchase price. The shareholder loans in Holdco and New Opco will rank senior to other internal financing arrangements and will be on consistent terms and conditions to the Debt Facility, in order to ensure that 51% of New Opco’s net cash flows are available to meet Plateau’s Debt Facility obligations. The Debt Facility will be secured against such security as is customary for a financing of this nature, ensuring that the Debt Facility will be front ranking in a liquidation scenario, including:

(a)	cession of all shareholders loans from Plateau to Holdco;

(b)	cession of Plateau’s shares in Holdco;

(c)	cession of 51% of Holdco’s shareholders loans and shares in New Opco to Plateau, with the other 49% ceded to Anglo Platinum;

(d)

the shareholders loan from Holdco to New Opco will be secured by special and general notarial bonds over the underlying assets, to the extent legally possible, as well as other project finance type security;

(e)	pledge and cession of Plateau’s bank accounts;

(f)	negative pledges from Holdco and New Opco; and

(g)	no negative pledges or security to be taken over the LPM undeveloped projects.

The Debt Facility will have a term of 108 months or endure until September 30, 2018, whichever comes first. The Company expects that the final documentation and agreement in respect of the Debt Facility will be concluded before June 30, 2009. Pursuant to the Holdco Shareholders Agreement, if Plateau’s cashflows derived from Holdco are insufficient to meet its debt repayment obligations under the Debt Facility, RPM is obligated, pursuant to the subordinated interest-bearing standby loan facility described under the heading “Additional Commercial Terms of the Acquisition” above, to lend Plateau a portion of its entitlement to the Holdco cashflows such that Plateau can utilize up to 80% of all cash flows generated from Lebowa for this purpose.

Pursuant to a term sheet dated May 13, 2009, Anglo Platinum has agreed to provide vendor financing for the majority of the Acquisition purchase price. This Vendor Finance Facility consists of a ZAR 1.219 billion cash component and the ZAR 1.1 billion Share Settled Financing, as described more fully below.

Under the ZAR 1.219 billion cash component of the Vendor Finance Facility, RPM will subscribe for the Plateau Preferred A Shares for an aggregate subscription price of ZAR 1.219 billion. The Plateau Preferred A Shares shall be entitled to a 12.0% fixed dividend compounded on an annual basis and shall be redeemable in full or in part at any time following issuance upon payment of the subscription price of the Plateau Preferred A Shares, as adjusted, and any accrued and unpaid dividends thereon. The Plateau Preferred A Shares will have an initial maturity date of six years from the date of issuance and a final maturity date for any redemption amount not settled at the initial maturity date of three years from the initial maturity date. During the three year period prior to the initial maturity date, Plateau will be required to undertake a mandatory debt refinancing and use 100% of the external debt funding raised to settle the following amounts owing by Plateau to RPM at such time, in the following order: (i) any outstanding amounts of the subordinated interest-bearing standby loan facility described under the heading “Additional Commercial Terms of the Acquisition” above; (ii) any outstanding amounts of the OCSF; and (iii) the redemption amount payable upon the redemption of any outstanding Plateau Preferred A Shares.

The final effects of the Share Settled Financing will be that: (i) RPM (via the SPV) will fund a payment of ZAR 1.1 billion to Plateau and RPM ultimately will receive a total of 115.8 million Common Shares; and (ii) Pelawan (via the SPV) will receive 111.6 million Common Shares in order to maintain Pelawan’s minimum 51% shareholding in Anooraq. Under the Share Settled Financing, Pelawan will establish the SPV as a wholly owned subsidiary and the Pelawan Trust will transfer a portion of its Anooraq shareholding to the SPV. RPM will subscribe for SPV Preferred Shares for an aggregate subscription price of ZAR 1.1 billion. Pelawan will encumber its shareholding in the SPV in favour of RPM as security for the obligations of the SPV in terms of the SPV Preferred Shares. The SPV will in turn, for an aggregate subscription price of ZAR 1.1 billion, subscribe for two different classes of convertible preferred shares in Plateau, each such class being convertible into Plateau Ordinary Shares and entitling the holder to a special dividend in cash, which will immediately be used to subscribe for additional Plateau Ordinary Shares. Pursuant to the Exchange Agreement, upon Plateau issuing any such Plateau Ordinary Shares to the SPV, Anooraq will immediately take delivery of all Plateau Ordinary Shares held by the SPV and, in consideration therefor, issue to the SPV such number of Common Shares that have a value equal to the value of such Plateau Ordinary Shares. The total number of Common Shares that will be issued is 227.4 million Common Shares.

The SPV Preferred Shares will be convertible in one or more tranches into SPV Ordinary Shares immediately at the instance of RPM, upon the earlier of the date of receipt by the SPV of a conversion notice from RPM and the expiry of a 9 year period from the date of issuance of the SPV Preferred Shares. Upon such date, RPM will become entitled to a special dividend in cash, which will immediately be used to subscribe for SPV Ordinary Shares. Upon the SPV converting the SPV Preferred Shares to SPV Ordinary Shares and RPM subscribing for additional SPV Ordinary Shares as a result of the special dividend, the SPV will immediately undertake a share buyback of all SPV Ordinary Shares held by RPM and will settle the buyback consideration by delivering 115.8 million Common Shares to RPM.

As and when RPM issues a conversion notice as described above, in order to prevent the dilution of the Pelawan’s interest in Anooraq below the minimum 51% threshold as required by South African law, the SPV will require Plateau to convert sufficient convertible preferred shares in the capital of Plateau into Plateau Ordinary Shares. Immediately thereafter, Anooraq will take delivery of such Plateau Ordinary Shares and issue such number of Common Shares (in an aggregate amount of 111.6 million Common Shares) to the SPV pursuant to the Forward Sale. Such Common Shares will be held by the SPV, a wholly-owned subsidiary of Pelawan, and will be subject to a rigid lock-up that will prevent the SPV and Pelawan from disposing of such shareholding for so long as Pelawan is required to maintain a minimum 51% shareholding in Anooraq.

RPM will not be bound by any contractual lock-ins or restrictions in respect of any of the Common Shares which it will hold. It will, however, prior to disposing of any such Common Shares, engage in a consultative process with Anooraq, and endeavour to dispose of such Common Shares in Anooraq in a responsible manner. Neither Pelawan nor any of the shareholders of Pelawan will have any pre-emptive rights in respect of these Common Shares.

The Share Settled Financing is subject to the approval of the TSX-V. The Share Settled Financing constitutes a “related party transaction” (as such term is defined in MI 61-101) because the SPV, a wholly owned subsidiary of Pelawan, will be a “related party” (as such term is defined in MI 61-101) of Anooraq. Pursuant to the provisions of MI 61-101, the approval of a majority of the votes cast by Disinterested Shareholders must be obtained. See “Particulars of Matters to be Acted Upon – Related Party Aspects of the Amendments and the Financing Arrangements”.

The issue of the Plateau B2 and B3 Preferred Shares is considered by the JSE to comprise an issue of convertible securities for cash to a related party, namely the SPV, which is considered pursuant to the JSE Listings Requirements to be an associate of Pelawan. The JSE therefore requires an opinion to be provided by an independent expert on the fairness of such issue with respect to the shareholders of Anooraq (other than Pelawan and its associates). PWC was appointed by the Board to provide such an opinion. PWC is of the opinion that the issue of the Plateau B2 and B3 Preferred Shares is fair insofar as the Shareholders of Anooraq (other than Pelawan and its associates) are concerned. The opinion letter from PWC is set out in this Information Circular as Schedule L. The Board of Directors has confirmed that the issue of the Plateau Preferred B2 and B3 Shares is fair insofar as the Shareholders of Anooraq (other than Pelawan and its associates) are concerned.

As required by the JSE, the key terms of Plateau B2 Preferred Shares and the Plateau B3 Preferred Shares, are set out below:

Plateau B2 Preferred Share issue consideration	ZAR 560.16 million
Number of Plateau B2 Preferred Shares to be issued	115,800
Plateau B3 Preferred Share issue consideration	ZAR 539.84 million
Number of Plateau B3 Preferred Shares to be issued	111,600
Plateau B2 and B3 Preferred Share subscription price	ZAR 4,837.29 per Plateau B2 Preferred Share and per Plateau B3 Preferred Share
Borrower / Issuer of Plateau B2 and B3 Preferred Shares	Plateau
Term	Up to 9 years from the drawdown date (where the drawdown date must be within 10 days of the closing date)
Conversion of Plateau B2 and B3 Preferred Shares	Convertible into Plateau Ordinary Shares at any time before the final maturity date (being 9 years after the drawdown date) Compulsorily convertible into Plateau Ordinary Shares on final maturity date (being 9 years after the drawdown date)
Number of Common Shares issuable to RPM as a result of the subscription for Plateau Ordinary Shares using the special dividend and the conversion of the Plateau B2 Preferred Shares into Plateau Ordinary Shares and the subsequent ultimate exchange of	115.8 million Common Shares

such Plateau Ordinary Shares for Common Shares via the SPV Preferred Shares
Number of Common Shares issuable to the SPV as a result of the subscription for Plateau Ordinary Shares using the special dividend and the conversion of the Plateau B3 Preferred Shares into Plateau Ordinary Shares, and the subsequent exchange of such Plateau Ordinary Shares for Common Shares	111.6 million Common Shares

Anglo Platinum has agreed to fund the establishment of both of the Share Ownership Trusts. It will donate an aggregate amount of approximately ZAR 150 million to the Share Ownership Trusts, of which an aggregate amount of ZAR 115.8 million will be used to subscribe for Common Shares.

Information Concerning the Assets

Attached as Schedule K, in compliance with the JSE Listings Requirements, is an executive summary of the technical report in respect of the report entitled “Lebowa Platinum Mine, Limpopo Province, South Africa” dated May 12, 2009 (the “Lebowa Technical Report”) prepared for Anooraq by Deloitte Mining Advisory Services in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). For further information regarding Lebowa and the Other Assets, Shareholders should refer to the Lebowa Technical Report, the technical report in respect of Ga-Phasha dated October 19, 2007 and the technical report in respect of Boikgantsho dated March 19, 2005, each prepared in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Company’s Annual Information Form dated March 27, 2009, copies of which are available on SEDAR at www.sedar.com. A copy of the Lebowa Technical Report will be sent to any shareholder upon request to Investor Relations, Anooraq Resources Corporation, Suite 1020 – 800 West Pender Street, Vancouver, British Columbia, V6C 2V6, telephone: 604-684-6365.

The Lebowa Technical Report was prepared for Anooraq by Deloitte Mining Advisory Services and independent qualified persons J. Schweitzer, Pr.Sci.Nat., FSAIMM, S. de Waal, Pr.Sci.Nat. (geology, mineralization), G. Guler, PrEng, FSAIMM (mineral resources and reserves, mine planning) and C.P. Kramers. J. Schweitzer, S. de Waal, G. Guler and C.P. Kramers have reviewed and approved the technical disclosure regarding Lebowa in this Information Circular. Mineral classifications used herein adhere to resource and reserve definitions and classifications of the Canadian Institute for Mining, Metallurgy and Petroleum (2005).

Regulatory Approvals

SARB

The SARB administers the South African exchange control regime. On June 8, 2004, Pelawan received approval for the 2004 Pelawan reverse take-over transaction from the SARB, subject to certain conditions, mainly that:

  Anooraq complete a secondary listing on the JSE; and

  Pelawan and Anooraq obtain prior approval of the South African Minister of Finance before permitting Pelawan’s interest in Anooraq, through the Pelawan Trust, to fall below a shareholding threshold of 52%.

In order to comply with the second condition of this original SARB approval and in order to obtain other exchange control approvals required for purposes of financing the Acquisition, the Company applied to the SARB for approval of certain aspects of the financing of the Acquisition, the Amendments and to reduce the minimum threshold for Pelawan’s interest in Anooraq from 52% to 51%. SARB approval was received by the Company on July 31, 2008 and April 29, 2009, and included approval of the following aspects of the Acquisition and the Amendments:

(a)	the Pelawan Trust’s shareholding level in Anooraq fluctuating as a result of the financing of the Acquisition and the Amendments;

(b)	amendments to the Pelawan Trust Deed and to the Pelawan Dividend Trust Deed;

(c)	Plateau borrowing pursuant to shareholder loans from Anooraq and its subsidiaries;

(d)	Plateau borrowing pursuant to the Anglo Platinum standby facility;

(e)	the implementation of hedging facilities by Plateau to hedge against the interest rate risk associated with the Debt Facility;

(f)

the granting of security by Plateau to secure the borrowings under the Debt Facility, the obligations of Plateau under hedging facilities, shareholder loans and the Anglo Platinum standby facility; and

(g)	the issue of Common Shares of Anooraq to the SPV in exchange for Plateau Ordinary Shares.

DME

Anglo Platinum and the DME announced on April 29, 2008 that the DME had granted conversion of the “old order” mining rights held by Anglo Platinum in respect of Lebowa. Anglo Platinum is now required to complete an administrative process to execute and register these rights, prior to their transfer to New Opco.

Several of the rights held by Anglo Platinum and Plateau in relation to the Boikgantsho and Kwanda Projects are already “new order” rights, which require only the consent of the Minister of Minerals and Energy to be transferred to the relevant operating subsidiaries of Holdco.

Anglo Platinum and the Company have submitted a conversion application to the DME in respect of the mining rights held by Ga-Phasha in respect of the Ga-Phasha properties.

Competition Commission

Pursuant to the South African Competition Act, 1998, the Acquisition is classified as an “Intermediate Merger” and is therefore subject to the approval of the Competition Commission. The Competition Commission approved the Acquisition on August 13, 2008.

TSX-V

The TSX-V considers the Acquisition to be a “reviewable transaction” and requires that the Company obtain TSX-V approval of the Acquisition prior to closing. The TSX-V conditionally approved the Acquisition on May 15, 2009, subject to Shareholder approval and compliance by the Company with TSX-V Corporate Finance Manual Policy 5.3 section 5 relating to the Acquisition.

Impact of Acquisition on Anooraq

The unaudited pro forma consolidated financial statements, including the assumptions set forth in the notes thereto, attached hereto as Schedule I contain certain financial information in respect of Anooraq, Lebowa and the Other Assets and certain unaudited pro forma consolidated financial information after giving effect to the Acquisition, the issuances of Common Shares to the Share Ownership Trusts, the Financing Arrangements, the Compensation Transactions and certain other adjustments. The limited assurance report of KPMG Inc. on the unaudited pro forma financial effects and the unaudited pro forma financial information and notes thereto are also contained in Schedule I.

See Schedule J for the audited financial statements of Holdco for the fiscal years ended December 31, 2008 and December 31, 2007 and of LPM for the financial years ended December 31, 2007 and 2006. The independent accountants’ report of Deloitte & Touche on such historical financial information is also set out in Schedule J.

Legislative Context of the Acquisition

The following is a brief discussion of the various legislative regimes in South Africa effecting the Acquisition and Anooraq’s business and operations following completion of the Acquisition.

The MPRD Act

Pursuant to the previous legislative regime governing mining and mineral rights in South Africa, mineral rights were held privately and in some instances by the government. The MPRD Act now vests all mineral rights in the South African state. In order to continue mining or prospecting, mining and exploration companies operating in South Africa must convert their existing “old order” rights to prospect and/or mine (previously granted under the now repealed Minerals Act, Act No. 50 of 1991) to “new order” rights introduced by the MPRD Act.

There are three categories of old order rights, namely:

(i)	unused “old order” rights, which are mineral rights, prospecting rights or mining rights in respect of which no prospecting or mining activities took place as at May 1, 2004;

(ii)

“old order” prospecting rights, which are rights to prospect in respect of which a prospecting permit, lease, consent, license or right was obtained under the Minerals Act and prospecting took place as at May 1, 2004; and

(iii)

“old order” mining rights, which are rights to mine in respect of which a mining authorization, lease, consent, license or right was obtained under the Minerals Act and actual mining activities took place as at May 1, 2004.

Prior to April 30, 2005, holders of unused “old order” rights were required to apply for prospecting or mining rights under the MPRD Act to replace the rights they held before May 1, 2004. “Old order” prospecting and mining rights continued and will continue to be valid for the period granted under the old legislation, subject to a maximum period of two and five years, respectively, beginning on May 1, 2004. In order for holders of “old order” rights to continue with their prospecting or mining operations, such holders must apply for the conversion of these rights to the “new order” prospecting or mining rights to be issued under the MPRD Act within the aforementioned periods. In this regard the holders of the “old order” prospecting or mining rights have the right to convert their “old order” rights into “new order” rights.

Under the MPRD Act, “new order” prospecting rights are granted initially for a maximum period of five years, and can be renewed once on application, for a further period not to exceed three years. The holder of a prospecting right granted under the MPRD Act has the exclusive right to apply for and, subject to compliance with the requirements of the MPRD Act, to be granted, a mining right in respect of the mineral and prospecting area in question.

The MPRD Act provides that mining rights will be valid for a maximum period of 30 years and can be renewed, upon application, for further periods, each of which may not exceed 30 years. Provision is made for the granting of retention permits in circumstances where prospecting activities and feasibility studies have been completed but mining is not commercially viable due to prevailing market conditions. These retention permits, which have a maximum term of three years, are renewable only once, upon application, for a further period not to exceed two years.

A wide range of factors and principles, including proposals relating to BEE, social responsibility and evidence of an applicant’s ability to conduct mining optimally, are pre-requisites for all applications.

Mining Charter

Pursuant to section 100(2) of the MPRD Act, the DME was required to develop the Mining Charter, which Mining Charter took effect on October 11, 2002. The Mining Charter identifies the BEE and other criteria against which applications for prospecting rights, mining rights, and applications for conversion of “old order” rights will be considered. These criteria relate to issues such as human resources development, employment equity, procurement, community and rural development, and HDP ownership of mining assets.

On the issue of ownership, the Mining Charter requires that mining companies achieve HDP ownership of mining assets of 15% within five years and 26% within 10 years of May 1, 2004 – meaning as at May 1, 2009 and May 1, 2014, respectively. The Mining Charter mandates that transactions pursuant to the required HDP ownership status take place in a transparent manner and at fair market value, with stakeholders meeting after five years to review progress in achieving the 26% target.

In respect of employment equity, the Mining Charter requires that mining companies aspire to a minimum of 40% HDP participation in management within five years of May 1, 2004, meaning by May 1, 2009. The Mining Charter also requires higher levels of inclusiveness and advancement of women, and mining companies must aspire to a minimum of 10% of woman participation in the mining industry within five years. Mining companies are required to demonstrate their commitment to achieving these levels in their employment equity plans.

When considering applications for the conversion of “old order” rights into “new order” rights, the DME will take a ‘scorecard’ approach to assessing the extent to which an applicant satisfies the criteria set out in the Mining Charter.

On April 29, 2009, the Minister of Minerals and Energy published Codes of Good Practice for the Minerals Industry, which set out administrative principles designed to facilitate the effective implementation of the minerals and mining legislation and enhance the implementation of the Mining Charter. The Codes provide detail on the measurement of the targets set out in the Mining Charter, and serves as a statement of present policy in relation to the application thereof.

The MPR Royalty Act

In March 2003, the South African government released a Royalty Bill relating to royalties payable to the State in respect of mineral and petroleum resources. A revised version of the Royalty Bill in October 2006. In December 2007, a third (and final) draft Bill was released for public comment and parliamentary review. The third draft of the Royalty Bill confirmed gross sales as the tax base, but took the process of beneficiation into account. This Bill moved away from a dual rates system (differential rates for refined and unrefined minerals) towards an allowance for deductions of beneficiation related expenses. The revised tax base will thus be equal to gross sales less allowable beneficiation related expenses and transport expenses between the seller and buyer of the final product.

The Royalty Bill was enacted in November 2008, as the Mineral and Petroleum Resources Royalty Act, Act 28 of 2008. According to the MPR Royalty Act, a royalty on the transfer of mineral or petroleum resources would be payable to the South African government from 1 May 2009. In his Budget Speech of 11 February 2009, the Minister of Finance announced that the implementation of the MPR Royalty Act would be delayed to March 2010.

Benefits of the Acquisition

The key benefits of the Acquisition are:

  The Company, which currently has interests in mineral properties that are at an exploration and mine development stage only, will become a significant and sustainable HDP managed and controlled PGM producer. As a result of the Acquisition, the Company will transform from an exploration and mine development company to a producer and supplier of PGM concentrate with exploration and mining development projects.

  The New Opco mining operations will benefit from the continued operations services being provided by the Anglo Platinum group of companies, an experienced PGM producer.

  As a result of the Acquisition, the Company will gain effective control of its existing PGM exploration joint ventures, the Ga-Phasha Project, the Boikgantsho Project and the Kwanda Project.

Approval of the Acquisition

The Acquisition must be approved by a majority of Shareholders present in person or by proxy at the Meeting. The resolution approving the Acquisition is attached hereto as Schedule A.

The Board of Directors has determined that the Acquisition is in the best interests of the Company and recommends that Shareholders vote in favour of the resolution attached hereto as Schedule A.

The Amendments

Disinterested Shareholders will be asked at the Meeting to consider an ordinary resolution approving the Amendments.

The Pelawan Agreements were entered into in connection with the 2004 Pelawan reverse take over of Anooraq to govern the control structure of Anooraq. At that time, Anooraq was conceived as a single purpose BEE entity and the various Pelawan Agreements that currently govern the structure and relationships of Anooraq and its direct and indirect shareholders include a variety of restrictions on Anooraq’s subsidiaries and controlling shareholders which were designed to safeguard the ongoing BEE status of Anooraq.

Similarly, the Holdco Shareholders Agreement places a variety of restrictions on Plateau, its subsidiaries and its controlling shareholders (i.e. the Anooraq Control Structure) which are designed to safeguard the BEE status of Holdco.

The Amendments are required in order to harmonize the restrictions in the Pelawan Agreements with those in the Holdco Shareholders Agreement, and to complete the Acquisition and the transactions ancillary thereto. The Pelawan Agreements and the Holdco Shareholders Agreement are complex agreements that are summarized herein. For a full understanding of these agreements, Shareholders are encouraged to read the full text of the agreements, copies of which are available on SEDAR at www.sedar.com.

The Amendments constitute a “related party transaction” (as such term is defined in MI 61-101) because Pelawan and the Pelawan Trust are “related parties” (as such term is defined in MI 61-101) of Anooraq. Pursuant to the provisions of MI 61-101, the approval of a majority of the votes cast by Disinterested Shareholders must be obtained, and a formal valuation of the Amendments is not required. See “Particulars of Matters to be Acted Upon – Related Party Aspects of the Amendments and the Financing Arrangements”.

Although Pelawan and the Pelawan Trust are related parties and as such their votes will not be taken into account in determining the results of the voting at the Meeting in relation to the resolution relating to the Amendments, they may be taken into account in determining a quorum at the Meeting.

Anooraq Control Structure

The following diagram describes the Anooraq Control Structure prior to the implementation of the Acquisition, pursuant to the Holdco Shareholders Agreement:

HDPs
Non-HDP[1]
51% or more
49% or less
Pelawan
(South Africa)
100%
Pelawan Trust[2]
(South Africa)
Public Shareholders
63.5%
36.5%
Anooraq
(Canada)
100%
100%
100%
N1C Resources Inc.
(Cayman Islands)
Anooraq Minera Mexicana
(Mexico)
100%
N2C Resources Inc.
(Cayman Islands)
100%
Pelawan Dividend Trust
(South Africa)
Plateau
(South Africa)

Note:

(1)	Currently, Pelawan does not have any Non-HDP shareholders.
(2)	Pursuant to the Financing Arrangements, the Pelawan Trust’s shareholding in Anooraq will change.

Lock-up provisions in the Pelawan Agreements

The Pelawan Agreements include a number of restrictions on Anooraq’s subsidiaries and controlling Shareholders which are designed to safeguard the ongoing BEE status of Anooraq. The Pelawan Agreements are designed to ensure that, among other things, Anooraq remains an historically disadvantaged person for so long as such status is necessary for Anooraq, by restricting the transfer of (i) shares in Anooraq held by the Pelawan Trust; (ii) the interests of Pelawan as the sole beneficiary of the Pelawan Trust; and (iii) shares in Pelawan.

Pursuant to the provisions of the Pelawan Agreements, the Pelawan Trust holds Common Shares and Pelawan is the sole beneficiary of the Pelawan Trust. Pelawan vests its interest in the Common Shares held by the Pelawan Trust only to the extent that those Common Shares are released from the lock-up provisions in the Pelawan Agreements, which currently require, among other things, that 52% of Anooraq’s ultimate shareholders and 100% of Pelawan’s ultimate shareholders are historically disadvantaged persons who are natural persons.

Prior to September 30, 2010, if there is any breach in respect of the lock-up provisions in the Pelawan Agreements (whether at the Pelawan shareholder level, the Pelawan level or the Pelawan Trust level) and that breach has not been remedied in a timely manner, then Anooraq has a right to replace Pelawan as the sole beneficiary of the Pelawan Trust (the “Replacement Right”) by issuing a notice to the trustees of the Pelawan Trust, designating another HDP of Anooraq’s choosing. In such event, no compensation is payable to Pelawan. The Replacement Right gives Anooraq a high degree of control in protecting its BEE status and creates an incentive for each Pelawan shareholder to ensure that all other Pelawan shareholders comply with the provisions of the Pelawan Agreements. The existence of the Replacement Right, however, effectively precludes Pelawan or its shareholders from obtaining financing on the basis of their shareholding in Anooraq. Under the Pelawan Agreements, Pelawan is currently treated as a “ring fenced” company which has no ability to raise finance, provide security or undertake any additional transactions. For example, 100% of the ultimate shareholders of Pelawan are required at all times to be historically disadvantaged persons who are natural persons.

Following September 30, 2010, Anooraq’s Replacement Right will expire, but Anooraq’s consent will still be required for any transfer by the Pelawan Trust of any Common Shares below the shareholding threshold of 52%, for so long as such shareholding is a requirement in relation to Anooraq’s current mineral tenure.

Under the Pelawan Shareholders Agreement, the Pelawan shareholders have similar restrictions on transfers of Pelawan shares (other than to existing Pelawan shareholders) which would result in fewer than 100% of Pelawan’s ultimate shareholders being historically disadvantaged persons who are natural persons. Where any Pelawan shareholder breaches the lock-up provisions in the Pelawan Agreements, Pelawan or the other Pelawan shareholders have the right to purchase the shares of the defaulting shareholder for nominal consideration.

In summary, in many circumstances where Anooraq could lose its status as an historically disadvantaged person, the Pelawan Agreements contain provisions that enable Anooraq, the Pelawan Trust, Pelawan or the shareholders of Pelawan to “cure” Anooraq’s loss of BEE status and replace Pelawan with another HDP shareholder

Holdco Shareholders Agreement

The Holdco Shareholders Agreement places a variety of restrictions on Plateau, its subsidiaries and its controlling shareholders (i.e. the Anooraq Control Structure) which are designed to safeguard the HDP status of Holdco for the Initial Period, and at all times to provide Anglo Platinum with a degree of control, independent of BEE considerations, over who is the ultimate controlling shareholder of Holdco.

During the Initial Period, Plateau is required to ensure that, among other things: (i) HDPs effectively own, through the Anooraq Control Structure, at least 26% of Holdco; (ii) a majority of the directors of Holdco are HDPs; and (iii) a majority of the directors of Pelawan are HDPs. If there is a change which constitutes a breach of these requirements, and such change is not expressly approved by the DME, then Plateau will be required to “remedy” or “cure” the change by either restoring the status quo or procuring that the change is superseded by a further transaction that is: (a) approved by the DME; (b) does not result in a breach of such requirements; or (c) results in the acquisition of control of Pelawan by HDPs who were beneficial owners of Pelawan as at the date of signature of the Holdco Shareholders Agreement, or involves such shareholders expropriating the interest of the defaulting shareholder (with no attendant change in control). If the effective HDP ownership of Holdco falls below 26%, any further reduction in such ownership must receive DME approval, otherwise Plateau will be required to “remedy” or “cure” such change in ownership. DME approval must include confirmation that the relevant structural change will not prejudice Anglo Platinum’s security of mineral tenure. If Pelawan fails to “remedy” or “cure” a breach within the periods specified in the Holdco Shareholders Agreement, then RPM may compel Plateau to sell its interests in Holdco to another HDP at the best possible price in the circumstances. Due to the fact that this will be a forced sale, there is no assurance that fair market value will be paid by the purchaser of such interests.

At any time during the term of the Holdco Shareholders Agreement, if a change in control of Holdco occurs (including a change in control approved of by the DME, or that arises out of a “cure” described above), then Plateau is required to “remedy” the change by either restoring the status quo or procuring that the change is superseded by a further transaction that results in the acquisition of control of Pelawan by HDPs who were beneficial owners of Pelawan as at the date of signature of the Holdco Shareholders Agreement, or involves such shareholders expropriating the interest of the defaulting shareholder (with no attendant change in control). If Plateau fails to do so within the period specified in the Holdco Shareholders Agreement, then RPM will be entitled to compel the purchase by Plateau of RPM’s interests in Holdco for fair market value. Upon the closing of the Acquisition, ultimate “control” of Holdco for these purposes will be held by Pelawan (rather than any Pelawan shareholder), since no person or group of persons acting jointly or in concert controls Pelawan within the meaning of such term in the Holdco Shareholders Agreement. As such, a change in control of Holdco that Plateau will have to “remedy”, will occur if (a) a party outside of the group of Pelawan shareholders as of the date of signature of the Holdco Shareholders Agreement acquires control of Pelawan; (b) there is a transfer of Pelawan’s interest in the Pelawan Trust or of the Pelawan Trust’s shareholding in Anooraq that results in a change in control of Anooraq; or (c) there is transfer of control of Holdco by Anooraq or its subsidiaries.

Excepted from the restrictions described above are changes in the Anooraq Control Structure that are occasioned by the exercise by certain lenders (including RPM under the Vendor Finance Facility) of their rights arising from a default of a borrower, or the acquisition of control of Pelawan by HDPs who were beneficial owners of Pelawan as at the date of signature of the Holdco Shareholders Agreement. Neither of such changes will give rise to any right on the part of RPM to compel the disposal by Plateau of its interests in Holdco, or to require the purchase by Plateau of RPM’s interests in Holdco.

The Holdco Shareholders Agreement also provides for the shareholders in Holdco to have pre-emptive rights and tag along rights in certain circumstances in which a shareholder wishes to sell its Holdco shares.

The Amendments

The reasons for the Amendments include:

1.	The Acquisition is conditional upon the Amendments being made.

2.

The Amendments are required in order for Pelawan to become a financeable entity, and undertake financings in the future in order to maintain the minimum level of shareholding required for Anooraq to continue to qualify as an HDP while at the same time itself undertake financings from time to time that would otherwise be dilutive of Pelawan.

3.

The Amendments assist Plateau in complying with the Holdco Shareholders Agreement. The provisions of the Holdco Shareholders Agreement require Plateau not only to comply with the restrictions on Plateau under that agreement, but also to procure that other entities in the Anooraq Control Structure comply with those restrictions. Neither Anooraq nor Plateau currently have the power under the Pelawan Agreements to compel its direct and indirect beneficial owners (specifically, Pelawan and its shareholders) to comply with all of the requirements of the Holdco Shareholders Agreement. In order to enable Anooraq to protect its commercial interests by ensuring that Plateau’s obligations under the Holdco Shareholders Agreement are not breached, the Amendments described below will be made to the Pelawan Agreements.

4.	The Amendments are required in order to simplify the current Anooraq Control Structure and harmonize the Pelawan Agreements with the Holdco Shareholders Agreement.

The Anooraq Shareholders Agreement will contain the operative provisions described below. The Anooraq Shareholders Agreement will replace the Share Exchange Agreement, the Existing Anooraq Shareholders Agreement and the Release, each of which shall terminate with effect from the Closing Date, and the parties will release each other from any claims arising from such terminated agreements. Appropriate conforming changes will be made to the remaining Pelawan Agreements. This will reduce the number of agreements governing the relationship between Anooraq and Pelawan and thereby simplify the Anooraq-Pelawan arrangements. Going forward, the key documents will be the Anooraq Shareholders Agreement, the Pelawan Trust Deed and the Pelawan Shareholders Agreement.

The principal Amendments are described below:

1.

In order to simplify the Pelawan Agreements and align them more closely with the requirements of the Holdco Shareholders Agreement, and in consideration for the termination of the lock-up provisions in the Pelawan Agreements, Pelawan and the Pelawan Trust have agreed as follows:

	(a)	Pelawan and the Pelawan Trust will be restricted from transferring any of their shares in Anooraq, if such transfer:

(i)

will result in Pelawan’s beneficial ownership in Anooraq being less than 51% of the issued share capital of Anooraq or will otherwise result in a continuing breach of the Holdco Shareholders Agreement during the Initial Period, unless RPM has approved of such transfer and irrevocably waived its right to compel Plateau to dispose of its interests in Holdco to another HDP (to the reasonable satisfaction of a Disinterested Majority); or

(ii)

will result in a change in control of Holdco, unless RPM has approved such transfer and irrevocably waived its right to compel Plateau to purchase RPM’s interests in Holdco for the fair market value thereof (to the reasonable satisfaction of a Disinterested Majority).

	(b)	For the duration of the Initial Period, each of Pelawan and the Pelawan Trust will covenant that:

		(i)	it and the Pelawan shareholders will not take any actions that will result in a continuing breach of the Holdco Shareholders Agreement during the Initial Period;

		(ii)	Pelawan will be and remain an HDP;

		(iii)	a majority of the directors of Pelawan will be HDPs;

(iv)

it will use its reasonable commercial endeavours, at the cost of RPM, to support the conversion of mineral tenure held by any member of the Anglo Platinum group pursuant to the MPRD Act and the grant of any mineral tenure in respect of which any member of the Anglo Platinum group had lodged an application as at the commencement date of the Holdco Shareholders Agreement; and

(v)

it will use its reasonable commercial endeavours to act in the interests of the Anglo Platinum group in connection with the ability of any member of the Anglo Platinum group to retain any “credits” in respect of BEE to be received by any member of the Anglo Platinum group as a result of the Acquisition, and to be credited with or granted appropriate benefits in respect of the Anglo Platinum group as a result of the Acquisition, having participated in the facilitation of BEE and/or other empowerment; and

	(c)	For the duration of the Anooraq Shareholders Agreement, Pelawan and the Pelawan Trust will covenant that:

		(i)	it and the Pelawan shareholders will not take any actions or do any things that will result in a change in control of Holdco;

		(ii)	Pelawan will be the sole beneficiary of the Pelawan Trust; and

		(iii)	Pelawan will notify Anooraq in writing of any change in the Anooraq Control Structure of which it is aware, within 5 days of the implementation of such change.

2.

The definition of “HDP” in the Pelawan Agreements will be aligned with that in the Holdco Shareholders Agreement. This will result in Pelawan no longer being required to have HDPs who are natural persons as

100% of its ultimate shareholders, provided that it remains at least majority HDP owned and controlled at all times.

3.

The various requirements in the Pelawan Agreements for the prior written consent of Anooraq, approved by way of a “Disinterested Majority” of its Board (being a majority of directors of Anooraq, excluding the votes of each director who is nominated by Pelawan, but including the votes of any director who is nominated by Pelawan and who is either an independent director or also a director or officer of HDSI), will be retained, but the definition of “Disinterested Majority” will be amended to comprise a majority of the independent directors of Anooraq.

4.

The right of Anooraq to replace Pelawan as the sole beneficiary of the Pelawan Trust by issuing a notice to the trustees of the Pelawan Trust designating another HDP of its choosing, without any compensation being payable to Pelawan, will be substantially amended such that, upon the occurrence of a breach of any restriction or covenant described in paragraphs 1(a), (b) or (c) above, Anooraq will have the right to compel within a specified period: (i) the disposal by Pelawan of its interests as the sole beneficiary of the Pelawan Trust; and/or (ii) the disposal by the Pelawan Trust of its shareholding in Anooraq, such disposal in each case being to an HDP at the best possible price in the circumstances.

5.

The rights of Pelawan and the Pelawan shareholders to purchase the shares in Pelawan of a Pelawan shareholder that causes a breach of the lock-up provisions in the Pelawan Agreements, for nominal consideration, will be retained largely unchanged but will arise upon any Pelawan shareholder causing a breach of the Holdco Shareholders Agreement. In addition, Pelawan and each of the Pelawan Shareholders will grant Anooraq an irrevocable power of attorney to exercise such rights under the Pelawan Shareholders Agreement, in the event that they do not do so themselves within a specified period.

6.	Provision will be made for Anooraq shares held by the Pelawan Trust and Pelawan shares to be appropriately legended with the restrictions on their transfer described above.

7.	The pre-emptive rights in favour of Anooraq in respect of the Pelawan Trust’s shareholding in Anooraq will be deleted.

8.

In the event of any proposed financings of Anooraq after the Closing Date, Pelawan will have an anti- dilution right to participate in such proposed financings to the extent necessary to maintain its percentage beneficial ownership of Anooraq, provided that Pelawan is the beneficial owner of at least 20% of the issued share capital of Anooraq at the time of any such proposed financings.

9.

Conforming changes will be made to the Pelawan Shareholders Agreement, the memorandum and articles of association of Pelawan, the Pelawan Trust Deed and the Pelawan Dividend Trust Deed. In addition, amendments will be made to these Pelawan Agreements permitting: (a) the dilution of the shareholding of the current Pelawan shareholders in Pelawan; (b) Pelawan and the Pelawan Trust to transfer assets and encumber assets, revenues or business; and (c) Pelawan and the Pelawan Trust to incur debt, subject to adherence to the transfer restrictions and covenants under the Anooraq Shareholders Agreement described above, and compliance with the obligations of Plateau and its shareholders under the Holdco Shareholders Agreement.

10.

All financings or credit support by Pelawan or its shareholders will require the express prior written approval of RPM, to the extent that the rights of financiers may result in a change in control of Holdco.

Conditions and Approvals of the Amendments

1.	The Amendments will be subject to the fulfilment of, among other things, the following conditions:

(a)	the approval by the Disinterested Shareholders of Anooraq of the Amendments;

(b)	to the extent required, the approval by the JSE, the TSX-V and NYSE Amex of the Amendments. The approval of the JSE has been obtained as of the date of this Information Circular;

(c)	the amendment of all of the Pelawan Agreements necessary to effect the changes described above to the reasonable satisfaction of Anooraq;

(d)

the receipt by Anooraq of an irrevocable power of attorney from each direct shareholder of Pelawan, providing for Anooraq to exercise on behalf of such shareholder its rights under the Pelawan Shareholders Agreement, in the event of the occurrence of a breach of any restriction or covenant described in paragraph 1(a), (b) or (c) above; and

(e)	the Holdco Shareholders Agreement becoming unconditional in accordance with its terms (i.e. the Acquisition will have closed).

2.	The following consents and approvals will be required in order to effect the Amendments to the Pelawan Agreements:

	(a)	the prior express written consent of the SARB, the DME and Anooraq will be required in order to amend the provisions of the Pelawan Trust Deed and the Pelawan Dividend Trust Deed;

	(b)	the amendments to the Pelawan Shareholders Agreement will have to be approved by the Pelawan Trust and Anooraq;

(c)

amendments to the memorandum of association of Pelawan can only be made with the prior consent of the trustees of the Pelawan Trust and Anooraq. Insofar as any amendments to the memorandum of association of Pelawan affect the definition of HDP, they will have to be approved by the DME, Anooraq and all shareholders of Pelawan; and

(d)

amendments to the articles of association of Pelawan will have to be approved by Anooraq, and by shareholders or directors representing shareholders holding not less than 80% of the entire issued share capital of Pelawan.

Regulatory Matters

Exchange control regulations, which restrict the free flow of capital in and out of the country, exist in South Africa. The SARB administers the South African exchange control regime. Both Plateau and Pelawan are considered to be South African residents and are, therefore, subject to exchange control regulations.

On June 8, 2004 the SARB granted an approval to Pelawan entitling it to complete the 2004 Pelawan reverse take over of Anooraq and retain Common Shares on an ongoing basis. The terms of the Pelawan Agreements conform to the requirements of the SARB and the SARB approval imposed, among other things, a restriction on Pelawan not to amend certain of the terms of the Pelawan Agreements governing its interest in Anooraq or to hold less than a 52% interest in Anooraq, without the SARB’s prior approval.

SARB approval is required in order to effect certain of the Amendments and to decrease Pelawan’s minimum required interest in Anooraq from 52% to 51%. SARB approval of the Amendments was granted on July 31, 2008 and April 29, 2009. See “The Acquisition – Regulatory Approvals – SARB” for further information.

Approval of the Amendments

The Board of Directors recommends that Shareholders vote in favour of the resolutions attached hereto as Schedule B.

The Amendments constitute a “related party transaction” (as such term is defined in MI 61-101) because Pelawan and the Pelawan Trust are “related parties” (as such term is defined in MI 61-101) of Anooraq. Pursuant to the provisions of MI 61-101, the approval of a majority of the votes cast by Disinterested Shareholders must be obtained, and a formal valuation of the Amendments is not required. See “Particulars of Matters to be Acted Upon – Related Party Aspects of the Amendments and the Financing Arrangements”.

Share Ownership Trusts

Shareholders will be asked at the Meeting to consider a special resolution approving the Share Ownership Trusts.

The purpose of the Share Ownership Trusts is to provide the employees of New Opco and the members of the communities affected by Anooraq’s operations, respectively, with the opportunity to participate in, and benefit from, Anooraq’s success. Anglo Platinum will contribute an amount of approximately ZAR 45.6 million to the Bokoni Platinum Mine ESOP Trust to facilitate its establishment, and approximately ZAR 36.5 million of this amount will be utilized by the Bokoni Platinum Mine ESOP Trust to subscribe for Common Shares. The balance of Anglo Platinum’s contribution will be used to pay benefits to New Opco employees for the six years following contribution. The final amount to be contributed by Anglo Platinum to the Bokoni Platinum Mine ESOP Trust will be equal to the value in the Anglo Platinum Kotula scheme accruing to New Opco employees on the day prior to the announcement or reservation of the subscription price.

Anglo Platinum will contribute ZAR 103.8 million to the Anooraq Community Participation Trust, of which ZAR 79.3 million will be used to subscribe for Common Shares. As a result of the subscription by the Share Ownership Trusts, Anooraq will receive proceeds of approximately ZAR 115.8 million.

The Share Ownership Trusts will subscribe for the Common Shares at a subscription price equal to the market price of the Common Shares, being the closing price of the Common Shares on the TSX-V on the day prior to the announcement or reservation of the subscription price. The Share Ownership Trusts will hold the Common Shares along with other investments, for the purpose of making distributions to their beneficiaries in accordance with their governing trust deeds. The issuance to or purchase by the Share Ownership Trusts of Common Shares is subject to approval by the TSX-V.

The Bokoni Platinum Mine ESOP Trust will enable the employees of New Opco to participate in a share incentive scheme comparable to the Anglo Platinum Kotula scheme in which they participated as employees of the Anglo Platinum group of companies. Each employees of New Opco will receive 15 participation units in the Bokoni Platinum Mines ESOP Trust scheme for every 1 participation unit held in the Kotula scheme. Such participation units entitle employees to receive income and capital distributions in accordance with the trust deed establishing the Bokoni Platinum Mines ESOP Trust.

The pro forma effects of the issuance of Common Shares to the Share Ownership Trusts, as well as the effects of the Acquisition, the Financing Arrangements and the Compensation Transactions, are set out in the unaudited pro forma consolidated financial statements, including the assumptions set forth in the notes thereto, attached hereto at Schedule I together with the limited assurance provider’s report on such unaudited pro forma financial effects.

The Board of Directors has determined that the Share Ownership Trusts are in the best interests of the Company and recommends that Shareholders vote in favour of the resolution attached hereto as Schedule C.

Financing Arrangements

Disinterested Shareholders will be asked at the Meeting to consider a special resolution approving the Share Settled Financing.

In connection with the Acquisition, Anooraq proposes to enter into the Share Settled Financing in order to enable Plateau to fund a portion of the Acquisition purchase price. See “Particulars of Matters to be Acted Upon – The Acquisition – Financing the Acquisition” for details regarding the Share Settled Financing.

The issue of the Plateau B2 and B3 Preferred Shares to the SPV in connection with the Share Settled Financing is considered by the JSE to be a “specific issue for cash”, as it comprises an issue of convertible securities for cash to a related party. The JSE therefore requires an opinion to be provided by an independent expert on the fairness of such issue with respect to the Shareholders of Anooraq (other than Pelawan and its associates). The issuance of such preferred shares is also subject to approval by a 75% majority of votes cast in favour of the relevant resolution by all Shareholders present or represented by proxy at the Meeting, excluding the Pelawan Trust and its associates. Shareholders are further referred to the pro forma financial effects of the issue as presented in Schedule I and the disclosures contained in the Revised Listing Particulars set out in Schedule M concerning the Company’s share capital, and share trading history respectively.

The JSE has approved the listing of the 227.4 million Common Shares to be issued to the SPV subject to the requisite shareholder approval being obtained.

Approval of the Share Settled Financing

The Board of Directors has determined that the Share Settled Financing is in the best interests of the Company and recommends that Disinterested Shareholders vote in favour of the resolution attached hereto as Schedule D.

Related Party Aspects of the Amendments and the Share Settled Financing

The Amendments constitute a “related party transaction” (as such term is defined in MI 61-101) because Pelawan and the Pelawan Trust are “related parties” (as such term is defined in MI 61-101) of Anooraq.

The Share Settled Financing constitutes a “related party transaction” (as such term is defined in MI 61-101) because the SPV, a wholly owned subsidiary of Pelawan, will be a “related party” (as such term is defined in MI 61-101) of Anooraq.

The Board of Directors determined on May 9, 2008, that although the approval of Anooraq shareholders is arguably not required in respect of the Amendments under MI 61-101, the Company should nevertheless seek the approval of a majority of the votes cast by Disinterested Shareholders in relation to the Amendments as if such approval was required under MI 61-101.

Pursuant to the provisions of MI 61-101, the approval of a majority of the votes cast by Disinterested Shareholders must be obtained in relation to the Share Settled Financing that forms part of the Vendor Financing. Under MI 61-101, a formal valuation of the non-cash assets involved in a related party transaction (in this case, the sale assets under the Acquisition and the terms of the Share Settled Financing), is required unless there is an exemption available. Anooraq is relying on the financial hardship exemption contained in Section 5.5(g) of MI 61-101, on the basis that (i) Anooraq is in serious financial difficulty and must complete the Acquisition in order to have adequate working capital beyond June 30, 2009; (ii) the Share Settled Financing is designed to improve Anooraq’s financial position because the Acquisition cannot be completed without the Vendor Finance Facility (including the Share Settled Financing) and the issue of Common Shares to the SPV in order to maintain Pelawan’s minimum 51% shareholding in Anooraq; and (iii) the terms of the Share Settled Financing are reasonable in the circumstances of Anooraq.

The following disclosure in this section is made pursuant to the “related party transaction” disclosure rules prescribed by MI 61-101.

Approval Process

The Board of Directors formed the Special Committee on May 9, 2008, consisting of directors of Anooraq who are neither employees nor officers of Pelawan and are not beneficial shareholders of Pelawan, to act in an advisory capacity to the Board and to consider the Amendments. The members of the Special Committee are Wayne Kirk, David Elliott and Ronald Thiessen.

The Special Committee’s mandate included considering whether the Amendments are in the best interests of Anooraq and its shareholders, considering, evaluating and finally approving the Amendments and the agreements and documents that are necessary or desirable to give effect to the Amendments, and providing a report to the Board of Directors on the Amendments, agreements and other documents approved by the Special Committee.

Tumelo Motsisi, Executive Deputy Chairman of the Board of the Company, and Harold Motaung, Chief Operating Officer and a director of the Company, both have an interest in the Amendments by virtue of being trustees and beneficiaries of the Pelawan Trust and disclosed such interest to the Board.

The Special Committee met on May 9, 2008 and May 12, 2008 and deliberated on the Amendments and the legal, financial and other advice and information it received, including the advice it received from the Company’s South African financial advisers (QuestCo (Proprietary) Limited), South African legal counsel (Cliffe Dekker Hofmeyr Inc.) and Canadian legal counsel (McCarthy Tétrault LLP).

On May 13, 2009, the mandate of the Special Committee was enlarged to provide it with the authority to consider and make recommendations to the Board in respect of the Share Settled Financing. The Special Committee met on May 13, 2009, and deliberated on the Share Settled Financing on the basis of the legal, financial and other advice and information it received in relation thereto.

As a result of the deliberations described above, the Special Committee has recommended that the Board approve the Amendments and the Financing Arrangements, subject to the approval of shareholders as described herein.

With respect to the requirement that the Company obtain a formal valuation under MI 61-101 in regard to the Share Settled Financing, the Special Committee unanimously recommended that the Board rely on the financial hardship exemption to such requirement on the basis that (i) Anooraq is in serious financial difficulty because it has sufficient working capital until June 2009 and, unless the Acquisition (including the Share Settled Financing) is completed by such date, alternative financing arrangements will have to be made; (ii) the Share Settled Financing is designed to improve Anooraq’s financial position because the Acquisition cannot be completed without the Vendor Finance Facility (including the Share Settled Financing) and the issue of Common Shares to the SPV in order to maintain Pelawan’s minimum 51% shareholding in Anooraq; and (iii) the terms of the Share Settled Financing are reasonable in the circumstances of Anooraq. Having received such recommendation of the Special Committee and evaluated the Financing Arrangements, the Board of Directors, and at least two-thirds of Anooraq’s independent directors, have made the determination recommended by the Special Committee and the Company is relying on the financial hardship exemption in respect of the requirement to obtain a formal valuation under MI 61-101 in regard to the Share Settled Financing.

The Special Committee unanimously concluded that the Amendments and the Share Settled Financing are in the best interests of Anooraq and its Shareholders, other than the Pelawan Trust and Pelawan. Accordingly, the Special Committee approved the Amendments, the Anooraq Shareholders Agreement and the Share Settled Financing.

PWC, as the independent expert appointed by the Board pursuant to the JSE Listings Requirements to provide a fairness opinion on the issue of the Plateau B2 and B3 Preferred Shares to the SPV, is of the opinion that such issues are fair insofar as the Shareholders of Anooraq (other than Pelawan and its associates) are concerned. The opinion letter from PWC is set out in this Information Circular as Schedule L. The Board of Directors has confirmed that the issue of the Plateau Preferred B2 and B3 Shares is fair insofar as the Shareholders of Anooraq (other than Pelawan and its associates) are concerned.

The Board of Directors accordingly recommends that Disinterested Shareholders vote in favour of the resolutions attached hereto as Schedule B and Schedule D.

Related Parties

In relation to the Amendments and the Share Settled Financing, the “Disinterested Shareholders” are all Shareholders other than (i) the Pelawan Trust and its related parties, including the directors and senior officers of Pelawan, (ii) any control persons or affiliates of Pelawan, or any of their directors or senior officers, and (iii) any person or company acting jointly with any of the foregoing persons.

To the knowledge of the Company, after reasonable enquiry, the Pelawan Trust and its related parties hold a total of 118,113,040 Common Shares, which will be excluded in determining whether approval of the Amendments and the Share Settled Financing by a majority of the Disinterested Shareholders has been obtained for the purposes of MI 61-101.

Trading History

The below table provides the average closing price and volume for the Common Shares for the previous six months on the TSX-V, NYSE Amex and JSE:

	ARQ. (in CAD)			ANO (in USD)			ARQ (in ZAR )
			Avg
	High	Low	Volume	High	Low	Avg Volume	High	Low	Avg Volume

Apr-09	$1.25	$0.80	29,600	$1.05	$0.60	256,400	638	727	38,661
Mar-09	$0.85	$0.33	29,700	$0.73	$0.26	170,100	560	270	43,391
Feb-09	$0.48	$0.36	18,900	$0.39	$0.27	74,800	350	285	27,860
Jan-09	$0.58	$0.37	46,100	$0.44	$0.33	127,400	500	310	14,640
Dec-08	$0.48	$0.22	77,500	$0.38	$0.14	125,600	450	295	13,847
Nov-08	$0.54	$0.34	41,000	$0.47	$0.30	68,000	800	430	44,009
Oct-08	$1.11	$0.35	56,000	$1.10	$0.35	157,100	918	440	38,420

Dividend Policy

The Company has not declared or paid any dividends or distributions on its outstanding Common Shares since its incorporation and does not anticipate that it will do so in the foreseeable future. All funds of the Company are being retained for the exploration, development and expansion of its mineral projects.

Expenses of Amendments and the Share Settled Facility

The Company does not expect to incur any separate expenses in connection with the Amendments or the Share Settled Facility.

Tax Consequences of Amendments

The Company does not anticipate that the Amendments or the Share Settled Financing will have any material tax consequences for the Company or for Shareholders.

Securities held by Directors, Officers, Insiders and associates and affiliates

Please see “Record Date, Voting Securities and Principal Holders of Voting Securities” and “Election of Directors” for information in respect of the ownership of the Company’s securities by its 10% Shareholders and directors respectively. In respect of officers, Trevor Thomas, the assistant Corporate Secretary of the Company, owns 15,000 options to purchase Common Shares and Joel Kesler, Vice President, Business Development, owns 1,000,000 options to purchase Common Shares. The information relating to the ownership of the Company’s securities by directors, officers and insiders in this Information Circular is based on the insider reports available at www.sedi.ca as of the Record Date.

Prior Share Transactions and Distributions

There have been no transactions in the previous twelve months from the date of this Information Circular involving the purchase or sale by the Company of its securities. The following is a summary of distributions of securities by the Company in the past five years:

(a)

Shares issued in connection with Ga-Phasha acquisition - September 2004 (Pelawan reverse take- over transaction) - Pursuant to the terms of the agreement between the Company and Pelawan, the Company acquired Pelawan’s 50% shareholding in Ga-Phasha and the rights to its 50% participation interest in the Ga-Phasha Project in return for 91.2 million common shares of the Company (the “Consideration Shares”) and cash payments totalling ZAR 15,652,744 ($3,055,416). Of the Consideration Shares, approximately 83 million will be held in escrow until the earlier of September 29, 2010 or twelve months after the commencement of commercial production from the Ga-Phasha Project.

(b)

Shares issued in connection with the Pelawan Settlement Agreement, December 2006 - In December 2006, the Company entered into a Settlement Agreement with Pelawan to waive the deemed dilutive financing contemplated in the 2004 share exchange agreement. Under the terms of the Settlement Agreement, the following occurred during the December 2007 fiscal year:

	(i)	Anooraq issued 36 million common shares to Pelawan as consideration for the settlement.

(ii)

Anooraq issued common share purchase warrants to Pelawan for the purchase of 167 million common shares in Anooraq (“BEE Warrants”) exercisable until December 31, 2008. The BEE Warrants were exercisable at the higher of (a) $1.35 if exercised on or before December 31, 2007 or $1.48 if exercised after December 31, 2007 or (b) at a price that is 50% less than the price per Anooraq common share payable by arms length parties under an equity financing undertaken by the Company that either raises an amount of at least $98.4 million or is undertaken pursuant to a material transaction (a “Concurrent Financing”). Pelawan conditionally exercised the BEE Warrants in December 2007, but, as a result of the significant deterioration in the Anooraq share price during the second half of 2008 the conditions to such exercise were not satisfied by December 31, 2008, the BEE Warrants expired and have been cancelled, and Anooraq did not issue 167 million Anooraq Common Shares to Pelawan as contemplated.

Stock Option Amendments

Disinterested Shareholders will be asked at the Meeting to consider two special resolutions approving the Stock Option Amendments relating to the Repricing of the outstanding stock options of the Company. Shareholders will also be asked at the Meeting to consider a special resolution approving Stock Option Amendments in respect of certain amendments of the Stock Option Plan.

Anooraq proposes to undertake certain matters in respect of the Stock Option Plan and the 8.061 million outstanding stock options, as follows:

(a)

to reprice 8.061 million currently outstanding stock options to decrease the exercise price of such stock options, including stock options granted to certain insiders of the Company pursuant to the Repricing; and

(b)

to amend the Company’s current stock option plan to increase the maximum number of Common Shares that may be issued pursuant to the stock option plan from 18,300,000 to 32,600,000 Common Shares, resulting in an increase in the number of Common Shares available for issuance pursuant to stock option grants made following the Meeting to 16,300,000 Common Shares.

Repricing

Pursuant to the Repricing, the exercise price of the outstanding stock options of the Company will be reduced to an exercise price to be determined in accordance the requirements of the TSX-V. Subject to Disinterested Shareholder approval of the Repricing, the exercise price of the outstanding stock options of the Company will be reduced to an exercise price equal to the five day volume weighted average price of the Common Shares on the TSX-V immediately following the announcement of the Acquisition and related transactions, expected to be on May 14, 2009.

The Board of Directors has determined that the Repricing is desirable to the Company in order to reflect current market value of the Company’s Common Shares and to incentivize the management and employees of the Company and to better align their interests with the interests of the Company.

The terms of the currently outstanding stock options are as follows:

	Exercise
Expiry date	price	Number
December 17, 2010	$1.40	1,285,000
July 1, 2010	$2.97	119,000
October 15, 2012	$2.97	4,205,000
October 15, 2012	$3.27	126,000
June 25, 2013	$2.76	916,000
June 30, 2013	$2.90	1,410,000
		8,061,000

Stock Option Plan

The Company proposes to amend the Stock Option Plan to increase the maximum of Common Shares reserved for issuance from 18,300,000 to 32,600,000, resulting in an increase to 16,300,000 Common Shares currently available for issuance pursuant to the Stock Option Plan once amended. Following the Meeting, a maximum of 32,600,000 Common Shares will be reserved for issuance, including the 8,061,000 Common Shares reserved for issuance pursuant to stock options currently outstanding and the 8,464,000 Common Shares previously issued pursuant to the Stock Option Plan. The Board of Directors believes that the amendment to the Stock Option Plan is desirable to provide the Company with greater flexibility in granting stock options in order to incentivize management and employees of the Company.

The Stock Option Amendments are subject to the approval of the TSX-V.

Approval of the Stock Option Amendments

The Board of Directors has determined that the Stock Option Amendments are in the best interests of the Company and recommends that Disinterested Shareholders vote in favour of the special resolutions in respect of the Repricing of outstanding stock options attached hereto as Schedule E and Schedule F and recommends that Shareholders vote in favour of the special resolution to amend the Stock Option Plan attached hereto as Schedule G.

Compensation Transactions

Anooraq proposes to undertake the Compensation Transactions to

(a)

pay Completion Bonuses payable by Anooraq to Tumelo Motsisi, Harold Motaung, Joel Kesler and Iemrahn Hassen in connection with the completion of the Acquisition in Common Shares instead of cash. Each of the aforementioned individuals played pivotal roles in respect of the Acquisition; and

(b)

in addition to the replacement stock options issued on June 30, 2008, to compensate Ronald Thiessen, Scott Cousens, Robert Dickinson, Joel Kesler and Tumelo Motsisi for the exercise of a portion of their vested and outstanding stock options in order to provide the Company with working capital, notwithstanding that the exercise of such stock options was prior to their expiry date of December 2010, and for their undertaking not to dispose of the Common Shares acquired through the exercise the stock options until the market for Common Shares stabilised, which is expected to be on the Closing Date. It is proposed that such compensation be settled by the issuance of Common Shares.

The Completion Bonuses are as follows:

Name and Position	Amount of Completion Bonus Payable $	Number of Common Shares to be Issued (Assumed issue price $1.25)
Tumelo Motsisi, Executive Deputy Chairman	175,350	140,280
Harold Motaung, Chief Operating Officer and Director	144,375	115,500
Joel Kesler, VP, Business Development	127,575	102,060
Iemrahn Hassen, Chief Financial Officer	59,125	47,300
Total	506,425	405,140

The Company proposes to settle the Completion Bonuses through the issuance of Common Shares to each of the above persons at an issuance price equal to the closing price of the Common Shares on the TSX-V on the business day immediately prior to the announcement of the Acquisition and related transactions, expected to be on May 14, 2009. As required by the JSE, the above table includes the number of Common Shares that would be issued using an assumed issue price of $1.25, being the highest closing price of the Common Shares on the TSX-V in April 2009.

During June 2008, the Company agreed with certain directors and officers that such directors and officers would exercise a portion of their vested and outstanding stock options in order to provide the Company with working capital and not dispose of the Common Shares acquired through the exercise of the stock options until the market for Common Shares stabilised, which was expected to be on the Closing Date. The Company agreed with such directors and officers that they would be compensated for the cost of the early exercise of the stock options and restriction on trading by the payment of an amount equal to the aggregate of interest at 13% per annum, from June 25, 2008 (being the date of exercise of the stock options) to the Closing Date on (i) the exercise price of the stock options, and (ii) the tax payable by such directors and officers in respect of the exercise of the stock options (“Option Compensation”).

The details of the stock options exercised are as follows:

Name	Number of Stock Options Exercised	Exercise Price	Amount of Option Compensation if the Acquisition is completed on June 30, 2009	Number of Common Shares to be Issued (Assumed issue price $1.25)
Tumelo Motsisi, Executive Deputy Chairman	525,000	$1.40	147,658	118,126
Joel Kesler, VP, Business Development	525,000	$1.40	140,336	112,269
Ronald Thiessen Director	120,000	$1.40	33,746	26,997

Name	Number of Stock Options Exercised	Exercise Price	Amount of Option Compensation if the Acquisition is completed on June 30, 2009	Number of Common Shares to be Issued (Assumed issue price $1.25)
Scott Cousens Director	120,000	$1.40	33,746	26,997
Robert Dickinson Director	120,000	$1.40	33,746	26,997

The Company proposes to settle the Option Compensation through the issuance of Common Shares to each of the above persons at an issuance price equal to the closing price of the Common Shares on the TSX-V on the business day immediately prior to the announcement of the Acquisition and related transactions, expected to be on May 14, 2009. As required by the JSE, the above table includes the number of Common Shares that would be issued using an assumed issue price of $1.25, being the highest closing price of the Common Shares on the TSX-V in April 2009.

The Compensation Transactions constitute “related party transactions” (as such term is defined in MI 61-101) because, in respect of the Completion Bonuses, Tumelo Motsisi, Harold Motaung, Joel Kesler and Iemrahn Hassen as directors or officers of the Company are “related parties” (as such term is defined in MI 61-101) of Anooraq and in respect of the Option Compensation, Tumelo Motsisi, Joel Kesler, Ronald Thiessen, Scott Cousens and Robert Dickinson are “related parties” (as such term is defined in MI 61-101) of Anooraq.

Although the approval of Anooraq shareholders is not required in respect of the Compensation Transactions under MI 61-101, as the value of the Compensation Transactions is less than 25% of the Company’s market capitalization, therefore exempting the Compensation Transactions from the requirement to obtain minority Shareholder approval, the approval of a 75% majority of the votes cast by Disinterested Shareholders in relation to the Compensation Transactions is required by the JSE as the issuance of the Common Shares in settlement of the Completion Bonuses and the Option Compensation is considered by the JSE to comprise a specific issues of shares for cash to related parties.

The Compensation Transactions are subject to approval by the TSX-V.

Approval of the Compensation Transactions

The Board of Directors has determined that the Compensation Transactions are in the best interests of the Company and recommends that Disinterested Shareholders (namely those Anooraq shareholders other than the directors and officers listed above and their associates) vote in favour of the resolutions attached hereto as Schedule H.

Disinterested Shareholders will be asked to consider and, if thought advisable, pass the resolutions attached hereto as Schedule H approving the Compensation Transactions

STATEMENT OF EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

Compensation Committee

The Company has a Compensation Committee to assist the Board of Directors in carrying out its responsibilities relating to executive and director compensation. The Compensation Committee has the following duties, responsibilities and authority:

(a)

To recommend to the Board of Directors the form and amount of compensation to be paid by the Company to the Directors, including compensation to be paid in consideration of a director acting on a committee of the Board of Directors.

(b)

To review and approve corporate goals and objectives relating to the compensation of the Company’s executive officers, including the CEO, CFO and other senior officers (collectively, the “Officers”) if applicable. The Compensation Committee will evaluate the performance of the Officers in light of those goals and review and recommend to the Board the officers’ annual compensation and incentive or equity plan participation levels and bases of participation. Recommendations of compensation will include salary, bonus, and other incentive compensation.

(c)	To review and recommend to the Board on an annual basis the evaluation process and compensation structure for the Company’s other employees.

(d)

Based upon input and recommendations from the officers, to review the Company’s incentive compensation plans and recommend changes in such plans to the Board of Directors as needed and to review and submit to the Board of Directors recommendations concerning new incentive compensation plans.

(e)	To administer the Company’s stock option and other equity based compensation plans and determine the grants of stock options and other equity based compensation.

(f)	To prepare and publish any annual executive compensation report in the Company’s annual information form or proxy statement.

The Compensation Committee is composed of Anu Dhir (the Committee Chairperson), Sipho Nkosi, both of whom are independent directors, and Tumelo Motsisi who is a non-independent director. During the year, the committee met twice and the proceedings at such meetings were documented in the form of meeting minutes.

In this section “Named Executive Officer” (or “NEO”) means each of the following individuals:

(a)	the Chief Executive Officer (“CEO”);

(b)	the Chief Financial Officer (“CFO”);

(c)

each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and

(d)	each individual who would be a NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the company, nor acting in a similar capacity, at December 31, 2008.

Report on Executive Compensation

This report on executive compensation has been authorized by the Compensation Committee, the members of which are Anu Dhir, Sipho Nkosi and Tumelo Motsisi. Ronald Thiessen and Tumelo Motsisi were the former members of the Committee. The Board assumes responsibility for reviewing and monitoring the long-range compensation strategy for the senior management of the Company although the Compensation Committee guides it in this role. As part of its mandate, the Board determines the type and amount of compensation for the Company’s executive officers. In addition, the Board reviews the methodology utilized by the Company for setting salaries of employees throughout the organization.

The Company’s Compensation Committee receives competitive market information on compensation levels for executives. The Company’s compensation policies and programs are designed to be competitive with similar junior mining exploration companies and to recognize and reward executive performance consistent with the success of the Company’s business.

Philosophy and Objectives

The compensation program for the senior management of the Company is designed to ensure that the level and form of compensation achieves certain objectives, including:

(a)	attracting and retaining talented, qualified and effective executives;

(b)	motivating the short and long-term performance of these executives; and

(c)	better aligning their interests with those of the Company’s Shareholders.

In compensating its senior management, the Company has employed a combination of base salary, bonus compensation and equity participation through its stock option plan.

Base Salary

In the Board’s view, paying base salaries that are competitive in the markets in which the Company operates is a first step to attracting and retaining talented, qualified and effective executives. The NEOs are paid a salary in order to ensure that the compensation package offered by the Company is in line with that offered by other companies in our industry, and as an immediate means of rewarding the NEO for efforts expended on behalf of the company.

The salary to be paid to a particular NEO is determined by gathering competitive salary information on comparable companies within the industry from a variety of sources, including surveys conducted by independent human resource consultants (both national and international). Payment of a cash salary fits within the objective of the compensation program since it rewards the NEO for performance of his or her duties and responsibilities.

The compensation of the Chief Executive Officer is approved annually by the Board of Directors. Base salary and bonus levels are determined taking into account independent market survey data.

Bonus Compensation

The Board considers performance, shareholder benefits, competitive factors and other matters in awarding bonuses. There were no bonuses awarded in 2008. However, pursuant to a bonus arrangement approved by the Board in 2007 whereby a cash bonus equal to 100% of annual base salary, payable 50% on signing of the Acquisition Agreements and 50% on the Closing Date of the Acquisition, the first tranche of the bonus was paid in January 2008 to Tumelo Motsisi (CAD 167,000), Harold Motaung (CAD 137,500) and Joel Kesler (CAD 121,500).

On completion of the Acquisition, a further bonus will be paid to Tumelo Motsisi (CAD 175,350), Harold Motaung (CAD 144,375), Joel Kesler (CAD 127,575) and Iemrahn Hassen (CAD 59,125). See “Particulars of Matters to be Acted Upon – Compensation Transactions”. No other bonus arrangements have been agreed although certain NEOs will be awarded bonus compensation based on objectives as agreed by the Board once the operations are in full production.

Equity Participation

The Company has in place the Stock Option Plan dated for reference May 21, 2004, as amended June 17, 2005. The Stock Option Plan has been established to provide incentive to qualified parties to increase their proprietary interest in the Company, encourage the alignment of interests with its shareholders and foster their continued association with the Company.

The Company believes that encouraging its executives and employees to become Shareholders is the best way of aligning their interests with those of its Shareholders. Equity participation is accomplished through the Company’s Stock Option Plan. Stock options are granted to senior executives taking into account a number of factors, including the amount and term of options previously granted, base salary and bonuses and competitive factors. Options are generally granted to senior executives and vest on terms established by the Compensation Committee.

At least annually, the Compensation Committee reviews the grants of stock options to directors, management, employees and consultants. Options have been granted in prior years taking into account competitive compensation factors and the belief that options help align the interests of such persons with the interests of Shareholders.

Given the evolving nature of the Company’s business, the Board continues to review and redesign the overall compensation plan for senior management so as to continue to address the objectives identified above.

Equity Participation – Option Based Awards

The Company’s long term incentives are designed to foster and promote the long-term financial success of the Company by strengthening the ability of the Company to attract and retain highly competent employees, motivate performance through incentive compensation, promote greater alignment of interests between employees and shareholders in creating long-term shareholder value, and enable employees to participate in the long-term growth and financial success of the Company. Long term incentives are comprised of stock options, with approximately the same value of each being provided. The Black-Scholes method is used to value stock options. The share price on the date of grant is used to value share units. Stock options provide employees with the opportunity to participate in the growth of the Company’s share price as well as benefit from the favourable tax treatment applicable to this form of compensation.

The Compensation Committee recommends to the Board for approval stock options to facilitate consideration of target direct compensation to executive officers. Options are granted at other times of the year to individuals commencing employment with the Company. The exercise price for the options is the closing price of the stock on the date of grant or the day after the grant if the grant day falls on a weekend or non-market day.

Given the evolving nature of the Company’s business, the Board continues to review and redesign the overall compensation plan for senior management so as to continue to address the objectives identified above.

Performance Graph

The following graph compares the total cumulative Shareholder return for $100 invested in Common Shares on December 31, 2003 with the cumulative total return of the TSX Venture Composite Index and the Toronto Stock Exchange 300 Index, for the five most recently completed financial years.

SUMMARY COMPENSATION TABLE

Non-equity incentive plan compensation

Name	Year	Salary ($) (3)	Option based awards ($) (4)	Annual incentive plans ($) (5)	Long- term incentive plans ($)	Pension value ($)	All Other Compensation ($)	Total ($)
Phillip Kotze (1) Director, President and Chief Executive Officer	2008	200,000	1,359,428	Nil	Nil	Nil	Nil	1,559,428
Iemrahn Hassen Director Chief Financial Officer	2008 2007	236,500 128,333	Nil 229,203	Nil Nil	Nil Nil	Nil Nil	3,094 Nil	239,594 357,536
Tumelo Motsisi Director Executive Deputy Chairman	2008 2007 2006	350,700 334,000 235,000	941,191 1,831,018 Nil	167,000 Nil 80,000	Nil Nil Nil	Nil Nil Nil	3,094 Nil Nil	1,461,985 2,615,018 315,000
Harold Motaung Director Chief Operating Officer	2008 2007 2006	288,750 275,000 225,000	941,191(6) 1,004,713 Nil	137,500 Nil 35,000	Nil Nil Nil	Nil Nil Nil	3,094 Nil Nil	1,370,535 1,279,713 260,000
Joel Kesler Corporate Finance and Business Development	2008 2007 2006	255,150 243,000 205,000	941,191 892,034 Nil	121,500 Nil 25,000	Nil Nil Nil	Nil Nil Nil	3,094 Nil Nil	1,320,935 1,135,034 230,000
Nicholas James (2) Managing Director Operations	2008 2007	226,455 51,895	Nil 455,324	Nil Nil	Nil Nil	Nil Nil	2,836 Nil	229,291 507,219

Notes:

(1)	Mr. Kotze was appointed as Chief Executive Office on July 1, 2008, and his salary reflects 6 months of his annual base salary of $400,000.

(2)	Mr. Nicholas James resigned his duties as Managing Director-Operations in November 2008.

(3)

Compensation of the Company’s South African executives is payable in Canadian dollars but is paid to each executive in South African Rand (“ZAR”) at an exchange rate of 1 Canadian dollar = ZAR 7.70, being the average monthly rate in effect for the year ended December 31, 2008.

(4)

The options granted in the 2007 and 2008 financial year were granted pursuant to the Stock Option Plan. (See section on Long Term Incentives – Stock Option Plan). For compensation purposes, the Black-Scholes option valuation model has been used to determine the fair value on the date of grant. The Black-Scholes option valuation is determined using the expected life of the stock option, expected volatility of the Company’s common share price, expected dividend yield, and risk-free interest rate. The Black-Scholes grant date fair value for awards granted on June 25, 2008 and June 30, 2008 was 62% of the option exercise price.

(5)

The annual incentive figures for the year ended December 31, 2008 are related to a bonus arrangement approved by the Board in 2007 whereby a cash bonus equal to 100% of annual base salary, payable 50% on signing of the Lebowa Acquisition Agreements and 50% on the Closing Date of the Lebowa acquisition, the first tranche of the bonus was paid during the year to Tumelo Motsisi, Harold Motaung and Joel Kesler.

(6)	The Company cancelled Mr. Motaung’s options to purchase 525,000 Common Shares at an exercise price of $2.90 per share expiring on June 30, 2013, subsequent to the covered financial year.

(7)	The NEOs who are also directors do not receive any compensation in their capacity as directors of the Company.

Other than the agreed amounts payable on completion of the Acquisition as set out under “Bonus Compensation”, there is no written or oral contract between the Company or any of its subsidiaries and any Named Executive Officer or Non Executive Director relating to remuneration or fees payable or restraint payments. It is not expected that there will be any written contracts between the Company and any directors which are appointed to the Board.

Incentive Plan Awards – Option-based Awards

The Company only currently has an option-based awards plan and does not have any share based awards plan. The following table sets out all option-based awards outstanding as at December 31, 2008, for each NEO:

NAME	Option-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(1) ($)
Phillip Kotze	796,000	2.76	Jun.25.13	Nil
Iemrahn Hassen	126,000	3.27	Oct.15.12	Nil
Tumelo Motsisi	975,000 525,000	2.97 2.90	Oct.15.12 Jun.30.13	Nil Nil
Harold Motaung	535,000 525,000	2.97 1.40	Oct.15.12 Dec. 17.10	Nil Nil
Joel Kesler	475,000 525,000	2.97 2.90	Oct.15.12 Jun.30.13	Nil Nil

Notes:

(1)

The value at December 31, 2008 is calculated by determining the difference between the closing price of the Company’s common shares at December 31, 2008 ($0.38/share) underlying the option on the TSX-V and the exercise price of the options.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out all incentive plans (value vested or earned) during the year ended December 31, 2008, for each NEO:

NAME	Option based awards - Value vested during the year(1)	Non-equity incentive plan compensation – value earned during year
Phillip Kotze	Nil	Nil
Iemrahn Hassen	Nil	Nil
Tumelo Motsisi	Nil	Nil
Harold Motaung	Nil	Nil
Joel Kesler	Nil	Nil

Notes:

(1)

These amounts represent the aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date. The value of each amount has been determined by taking the difference between the market price of the option at date of exercise and the exercise or base price of the option under the option-based award on the vest date.

Stock Option Plan

The only equity compensation plan which the Company has in place is the Stock Option Plan which was previously approved by Shareholders on June 17, 2005. Amendments to the Stock Option Plan are proposed to be considered by Shareholders at the Meeting. See “Particulars of Matters to be Acted Upon – The Stock Option Amendments”. The Stock Option Plan was established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. The Stock Option Plan is administered by the Compensation Committee of the Board of Directors. The Stock Option Plan provides that options will be issued to directors, officers, employees or consultants of the Company or a subsidiary of the Company. The Shareholders have currently approved the issuance of a maximum of 18,300,000 Common Shares under the Stock Option Plan. Pursuant to the proposed amendments to the Stock Option Plan to increase the maximum number of Common Shares available for issuance under the Stock Option Plan to 32,600,000, 16,300,000 Common Shares will be available for issuance under the Stock Option Plan following the Meeting. All options typically expire five years after the date of grant of such options.

Eligible Optionees

Under TSX-V policies, to be eligible for the issuance of a stock option under the Stock Option Plan, an optionee must either be an employee, director, officer, consultant or an employee of a company providing management or other services to the Company or its subsidiary at the time the option is granted.

Options may be granted only to an individual or to a company that is wholly owned by individuals eligible for an option grant. If the option is granted to a company, the company must provide the TSX-V with an undertaking that it will not permit any transfer of its shares, nor issue further shares, to any other individual or entity as long as the stock option remains in effect without the consent of the TSX-V.

Material Terms of the Plan

The following is a summary of the material terms of the Stock Option Plan:

(a)	all options granted under the Stock Option Plan are non-assignable and non-transferable;

(b)

for stock options granted to employees or service providers (inclusive of management company employees), the Company is required to represent that the proposed Optionee is a bona fide employee or service provider (inclusive of a management company employee), as the case may be, of the Company or of any of its subsidiaries;

(c)

an option has a maximum term of up to ten years and terminates 30 days following the termination of the optionee’s employment or other relationship with the Company, except in the case of retirement or death. In the case of retirement, it terminates 30 to 90 days, at management’s discretion, following retirement. In the case of death, it terminates at the earlier of one year after the event or the expiry of the option. Vesting of options is at the discretion of the Compensation Committee at the time the options are granted; and

(d)

the minimum exercise price of an option granted under the Stock Option Plan must not be less than the closing price for shares of the Company as traded on the TSX-V on the last trading day before the date that the option is granted less allowable discounts as permitted by TSX-V (depending on the price at the time of grant).

PENSION PLAN BENEFITS

The Company has no pension plans for its directors, officers or employees.

EMPLOYMENT CONTRACTS, TERMINATION AND CHANGE IN CONTROL BENEFITS

There is no written employment contract between the Company and any Named Executive Officer.

It is not expected that there will be any written contracts between the Company and any directors which are appointed to the Board.

There are no compensatory plans or arrangements with the Named Executive Officers that entitle a Named Executive Officer to receive more than $100,000 from the Company as a result of the resignation, retirement or any other termination of employment of the Named Executive Officers’ employment, a change in control of the Company or its subsidiaries or a change of the Named Executive Officers’ responsibilities following a change in control.

DIRECTOR COMPENSATION

Each director of the Company, who is not an executive officer, but a independent director (namely Popo Molefe, David Elliot, Sipho Nkosi, Wayne Kirk, Fikile Tebogo De Buck, Rizelle Sampson and Anu Dhir) are paid an annual director’s fee of $35,000, plus an additional fee of $5,000 for the Audit Committee Chairperson and $3,000 for other Committee Chairpersons. Executive officers do not receive additional compensation for serving as directors. Directors who are affiliated with HDSI (namely Robert Dickinson, Scott Cousens and Ronald Thiessen) are paid a fee through Hunter Dickinson Services Inc for their services based on time spent on the Company’s matters during the year. There is no written or oral contract between the Company or any of its subsidiaries and any executive or non-executive director relating to remuneration or fees payable or restraint payments.

The compensation provided to the directors, excluding a director who is included in disclosure for an NEO for the Company’s most recently completed financial year of December 31, 2008 is:

Name of Director (9)	Fees earned ($)(2)	Option- based awards ($)(5)(6)	Non-equity incentive plan compensation	Total ($)
Scott D. Cousens(1)	106,597	215,129	Nil	321,727
Robert A. Dickinson(1)	103,461	215,129	Nil	318,590
David Elliott(7)	40,000	-	Nil	40,000
Anu Dhir(3)	25,083	204,939	Nil	230,022
Fikile De Buck(4)	12,667	-	Nil	12,667
Wayne Kirk(8)	38,000	-	Nil	38,000
Popo Molefe	35,000	-	Nil	35,000
Sipho Nkosi	35,000	-	Nil	35,000
Rizelle Sampson	35,000	-	Nil	35,000
Ronald W. Thiessen(1)	152,218	215,129	Nil	367,347

Notes:

(1)	Director of HDSI.
(2)	Includes all fees awarded, earned, paid or payable in cash for services as a director, including annual retainer fees, committee, chair and meeting fees.
(3)	Anu Dhir joined the Company as a director in July 2008.
(4)	Fikile De Buck joined the Company as a director in September 2008.
(5)

The options granted in the 2008 financial year were granted pursuant to the Stock Option Plan. (See section on Long Term Incentives – Stock Option Plan). For compensation purposes, the Black-Scholes option valuation model has been used to determine the fair value on the date of grant. The Black-Scholes option valuation is determined using the expected life of the stock option, expected volatility of the Company’s common share price, expected dividend yield, and risk-free interest rate. The Black-Scholes grant date fair value for awards granted on June 25, 2008 and June 30, 2008 was 62% of the option exercise price.

(6)

On June 25, 2008, Ms. Dhir was granted options to purchase 120,000 common shares at an exercise price of $2.76 per share expiring on June 25, 2013. On June 30, 2008, Messrs. Thiessen, Dickinson and Cousens were each granted options to purchase 120,000 common shares at an exercise price of $2.90 per share expiring on June 30, 2013.

(7)	Audit Committee Chairman
(8)	Nominating and Governance Committee Chairman

(9)	Directors who are also NEO’s and receive compensation for services as directors are included in the NEO summary compensation table.

The following table sets out all option-based awards outstanding as at December 31, 2008, for each director, excluding a director who is already set out in disclosure for a NEO for the Company:

NAME	Option-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(1) ($)
Ronald Thiessen	120,000	2.90	Jun.30.13	Nil
Wayne Kirk	360,000	2.97	Oct.15.12	Nil
David Elliott	120,000 240,000	1.40 2.97	Dec.17.10 Oct.15.12	Nil Nil
Sipho Nkosi	100,000 240,000	1.40 2.97	Dec.17.10 Oct.15.12	Nil Nil
Rizelle Sampson	100,000 240,000	1.40 2.97	Dec.17.10 Oct.15.12	Nil Nil
Anu Dhir	120,000	2.76	Jun.25.13	Nil
Fikile De Buck	-	-	-	Nil
Scott Cousens	120,000	2.90	Jun.30.13	Nil
Robert A. Dickinson	120,000	2.90	Jun.30.13	Nil
Popo Molefe	200,000 440,000	1.40 2.97	Dec.17.10 Oct.15.12	Nil Nil

Note:

(1)

The value at December 31, 2008 is calculated by determining the difference between the closing price of the Company’s common shares on December 31, 2008 ($0.38) underlying the option on the TSX -V the exercise price of the options.

The following table sets out all incentive plans (value vested or earned) during the year ended December 31, 2008, for each director, excluding a director who is already set out in disclosure for a NEO for the Company:

NAME	Option based awards - Value vested during the year (1)	Non-equity based incentive compensation – Value earned during year
Ronald Thiessen	Nil	Nil
Wayne Kirk	Nil	Nil
David Elliott	Nil	Nil
Sipho Nkosi	Nil	Nil
Rizelle Sampson	Nil	Nil
Anu Dhir	Nil	Nil
Fikile De Buck	Nil	Nil
Scott Cousens	Nil	Nil
Robert A. Dickinson	Nil	Nil
Popo Molefe	Nil	Nil

Note:

(1)

These amounts represent the aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date. The value of each amount has been determined by taking the difference between the market price of the option at date of exercise and the exercise or base price of the option under the option-based award on the vest date.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER
EQUITY COMPENSATION PLANS

The only equity compensation plan which the Company has in place is the Stock Option Plan which was previously approved by Shareholders on June 17, 2005. The Stock Option Plan was established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. The Stock Option Plan is administered by the Compensation Committee of the Board of Directors. The Stock Option Plan provides that options will be issued to directors, officers, employees or consultants of the Company or a subsidiary of the Company. The Shareholders have currently approved the issuance of a maximum of 18,300,000 Common Shares under the Stock Option Plan. Amendments are proposed to the Stock Option Plan to increase the maximum number of Common Shares issuable under the Stock Option Plan to 32,600,000. All options typically expire five years after the date of grant of such options. Shareholders are being asked to consider amendments to the Stock Option Plan described under “Particulars of Matters to be Acted Upon – Stock Option Amendments”. The below disclosure summarizes the material features of the Stock Option Plan, which will not be affected by the Stock Option Amendments.

Eligible Optionees

Under TSX-V policies, to be eligible for the issuance of a stock option under the Stock Option Plan, an Optionee must either be an employee, director, officer, consultant or an employee of a company providing management or other services to the Company or its subsidiary at the time the option is granted.

Options may be granted only to an individual or to a company that is wholly owned by individuals eligible for an option grant. If the option is granted to a company, the company must provide the TSX-V with an undertaking that it will not permit any transfer of its shares, nor issue further shares, to any other individual or entity as long as the stock option remains in effect without the consent of the TSX-V.

Material Terms of the Plan

The following is a summary of the material terms of the Stock Option Plan:

(a)	all options granted under the Stock Option Plan are non-assignable and non-transferable;

(b)

for stock options granted to employees or service providers (inclusive of management company employees), the Company is required to represent that the proposed Optionee is a bona fide employee or service provider (inclusive of a management company employee), as the case may be, of the Company or of any of its subsidiaries;

(c)

an option has a maximum term of up to ten years and terminates 30 days following the termination of the optionee’s employment or other relationship with the Company, except in the case of retirement or death. In the case of retirement, it terminates 30 to 90 days, at management’s discretion, following retirement. In the case of death, it terminates at the earlier of one year after the event or the expiry of the option. Vesting of options is at the discretion of the Compensation Committee at the time the options are granted; and

(d)

the minimum exercise price of an option granted under the Stock Option Plan must not be less than the closing price for shares of the Company as traded on the TSX-V on the last trading day before the date that the option is granted less allowable discounts as permitted by TSX-V (depending on the price at the time of grant).

The following table sets out equity compensation plan information as at the end of the financial year ended December 31, 2008:

	Number of Securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders – (the Share Plan)	8,061,000	2.69	1,915,400
Equity compensation plans not approved by securityholders			_
Total	8,061,000	2.69	1,915,400

CORPORATE GOVERNANCE

General

The Board believes that good corporate governance improves corporate performance and benefits all Shareholders. The Canadian Securities Administrators (the “CSA”) have adopted National Policy 58-201 Corporate Governance Guidelines, which provides non-prescriptive guidelines on corporate governance practices for reporting issuers such as the Company. In addition, the CSA have implemented National Instrument 58-101 Disclosure of Corporate Governance Practices, which prescribes certain disclosure by the Company of its corporate governance practices. This section sets out the Company’s approach to corporate governance and addresses the Company’s compliance with National Instrument 58-101.

1.           Board of Directors

Directors are considered to be independent if they have no direct or indirect material relationship with the Company. A “material relationship” is a relationship which could, in the view of the Company’s Board of Directors, be reasonably expected to interfere with the exercise of a director’s independent judgment. Examples of such material relationships include employment relationships, officer positions, recent employment by the auditors and like matters. The number of independent and non-independent directors is equal. The Company’s Corporate Governance Policies and Procedures Manual, which governs the conduct of the Board of Directors, is available on the Company’s website at www.anooraqresources.co.za.

The Board facilitates its independent supervision over management in several ways including by holding regular board meetings and committee meetings, and by retaining independent consultants where it deems necessary.

The independent members of the Board of Directors of the Company for 2008 were Fikile De Buck, Anu Dhir, David Elliott, Wayne Kirk, Popo Molefe (Co-Chairman of the Board), Sipho Nkosi and Rizelle Sampson. Messrs. Elliott and Molefe are not proposed nominees for re-election at the Meeting.

The non-independent directors for 2008 were Scott Cousens (provides capital finance and investor relations services), Robert Dickinson (Co-Chairman of the Board), Philip Kotze (President and Chief Executive Officer), Harold Motaung (Chief Operating Officer), Tumelo Motsisi (Former Acting President and Chief Executive Officer), Iemrahn Hassen (Chief Financial Officer) and Ron Thiessen (former Chief Executive Officer). Messrs. Dickinson and Cousens are not proposed nominees for re-election at the Meeting. The Board intends to appoint a new Chairman following the Meeting.

The following table sets forth the record of attendance of board and committee meetings by directors for the 12 months ended December 31, 2008.

Director	Board Meetings	Audit Committee	Nominating and Governance Committee	Compensation Committee
Scott Cousens	4 of 4	Not applicable	Not applicable	Not applicable
Robert Dickinson	2 of 4	Not applicable	Not applicable	Not applicable
Anu Dhir(3)(4)(5)	2 of 4	2 of 4	Not applicable	2
Fikile De Buck(6)	1 of 4	1 of 4	Not applicable	Not applicable
David Elliott (1)(4)	4 of 4	4 of 4	1	Not applicable
Iemrahn Hassen	4 of 4	Not applicable	Not applicable	Not applicable
Philip Kotze	2 of 4	Not applicable	Not applicable	Not applicable
Wayne Kirk (2)(7)	4 of 4	4 of 4	2	Not applicable
Popo Molefe(5)(7)	3 of 4	1 of 4	0	Not applicable
Harold Motaung	3 of 4	Not applicable	Not applicable	Not applicable
Tumelo Motsisi(3)(4)	4 of 4	Not applicable	Not applicable	2
Sipho Nkosi(3)(4)(7)	3 of 4	Not applicable	1	2
Rizelle Sampson	3 of 4	Not applicable	Not applicable	Not applicable
Ronald W. Thiessen	4 of 4	Not applicable	Not applicable	2

Notes:

(1)	Audit Committee Chairman.
(2)	Nominating and Governance Committee Chairman.
(3)	Member of the Compensation Committee
(4)	Effective August 12, 2008 the Compensation Committee was reconstituted Anu Dhir (Chairperson), Sipho Nkosi and Tumelo Motsisi. During the period Ron Thiessen resigned from the Committee.
(5)	Effective August 12, 2008, Anu Dhir was appointed to the Audit Committee to replace Popo Molefe.
(6)	Effective September 12, 2008, Fikile De Buck was appointed to the Audit Committee
(7)	Effective August 12, 2008 the Nominating and Governance Committee was reconstituted to consist of Wayne Kirk, Sipho Nkosi and Popo Molefe. During the period David Elliott resigned from the Committee.

2.           Orientation and Continuing Education

The Company has traditionally retained experienced mining people as directors and hence the orientation needed is minimized. When new directors are appointed, they are acquainted with the Company’s mineral projects and the expectations of directors. Board meetings generally include presentations by the Company’s senior management and project staff in order to give the directors full insight into the Company’s operations.

3.           thical Business Conduct

The Board has adopted a formal ethics policy, included as Exhibit 3 to the Company’s Corporate Governance Policies and Procedures Manual, which is available for download from the Company’s website (www.anooraqresources.com). The Board also believes that the fiduciary duties placed on individual directors by the Company’s governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual directors’ participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

4.           Nomination of Directors

The Board considers its size each year when it considers the directors to recommend to the Shareholders for election at the annual meeting of Shareholders, taking into account the number required to carry out the Board’s duties effectively and to maintain a diversity of views and experience. The Board has a Nominating and Governance Committee, though the full Board retains responsibility for the recommendation of directors to the Shareholders for election.

5.           Compensation

The Compensation Committee considers compensation for the directors and senior executive officers and submits its compensation recommendations to the Board for approval.

6.           Other Board Committees

The Board has no committees other than the Audit Committee, Nominating and Governance Committee and Compensation Committee.

7.           Assessments

The Board monitors the adequacy of information given to directors, communication between the Board and management, and the strategic direction and processes of the Board and committees. The Board and its committees have initiated a self-assessment process.

The Board is satisfied with the overall project and corporate achievements of the Company and believes this reflects well on the Board and its practices.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITOR

Multilateral Instrument 52-110 of the Canadian Securities Administrators (“MI 52-110”) requires the Company, to disclose annually in its Information Circular certain information concerning the constitution of its Audit Committee and its relationship with its independent auditor, as set forth in the following:

The Audit Committee’s Charter

The Audit Committee has adopted a charter, a copy which is attached as Schedule ”A” to the Company’s Annual Information Form for the fiscal year ended December 31, 2008 which is available for download at www.sedar.com or as Exhibit 5 to the Company’s Corporate Governance Policies and Procedures Manual on the Company’s website (www.anooraqresources.com).

Composition of the Audit Committee

The members of the Audit Committee are Anu Dhir, Fikile De Buck, David Elliott and Wayne Kirk. All of the members of the Audit Committee are independent members of the Audit Committee and all members are considered to be financially literate. Mr. Elliott is a Chartered Accountant and Ms. DeBuck is a Chartered Certified Accountant and hence both are considered “financial experts”.

Relevant Education and Experience

As a result of their education and experience, each member of the Audit Committee has familiarity with, an understanding of, or experience in:

  the accounting principles used by the Company to prepare its financial statements, and the ability to assess the general application of those principles in connection with estimates, accruals and reserves;

  reviewing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, and an understanding of internal controls and procedures for financial reporting. Mr. Kirk is an experienced securities lawyer and Ms. De Buck is a Fellow of the Association of Chartered Certified Accountants FCCA (UK). Ms. Dhir has extensive experience in international business, operations and legal affairs in private equity and publicly-held companies in the mining, oil and gas, and technology sectors, and Mr. Elliott is a Chartered Accountant.

Reliance on Certain Exemptions

The Company’s auditors, KPMG LLP, Chartered Accountants, have not provided any material non-audit services, except as noted in the table below.

Pre-Approval Policies and Procedures

The Company has procedures for the review and pre-approval of any services performed by its auditors. The procedures require that all proposed engagements of its auditors for audit and non-audit services be submitted to the Audit Committee for approval prior to the beginning of any such services. The Audit Committee considers such requests and, if acceptable to a majority of the Audit Committee members, pre-approves such audit and non-audit services by a resolution authorizing management to engage the Company’s auditors for such audit and non-audit services, with set maximum dollar amounts for each itemized service. During such deliberations, the Audit Committee assesses, among other factors, whether the services requested would be considered “prohibited services” as contemplated by the regulations of the US Securities and Exchange Commission, and whether the services requested and the fees related to such services could impair the independence of the auditors.

External Auditor Service Fees

The Audit Committee has reviewed the nature and amount of the audit and non-audit services provided by KPMG to the Company to ensure auditor independence. Fees incurred with KPMG for audit and non-audit services in the last two fiscal years are outlined in the following table.

Nature of Services	Fees paid to auditor in year ended December 31, 2008	Fees paid to auditor in year ended December 31, 2007
Audit Fees (1)	$311,500	$135,000
Audit-Related Fees (2)	42,500	$32,500
Tax Fees (3)	Nil	Nil
All Other Fees (4)	Nil	Nil
Total	$354,000	$167,500

Notes:

1.

“Audit Fees” include fees necessary to perform the annual audit and quarterly reviews of the Company’s consolidated financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

2.

“Audit-Related Fees” include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

3.

“Tax Fees” include fees for all tax services other than those included in “Audit Fees” and “Audit-Related Fees”. This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

4.	“All Other Fees” include all other non-audit services.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No directors, executive officers or their respective associates or affiliates, or other management of the Company were indebted to the Company as of the end of the most recently completed financial year or as at the date hereof.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of the management of the Company, no informed person (a director, officer or holder of 10% or more of the Common Shares) or nominee for election as a director of the Company or any associate or affiliate of any informed person or proposed director had any interest in any transaction which has materially affected or would materially affect the Company or any of its subsidiaries during the year ended December 31, 2008, or has any interest in any material transaction in the current year other than as set out in this Information Circular.

MANAGEMENT CONTRACTS

Except for services performed by HDSI pursuant to the HDSI Management Services Contract and Pelawan as described in the Company’s Annual Information Form dated March 27, 2009 and filed on SEDAR at www.sedar.com, there are no management functions of the Company which are to any substantial degree performed by a person or company other than the directors or senior officers of the Company. A copy of the Company’s Annual Information Form dated March 27, 2009 will be provided free of charge to any Shareholder upon request. See “Particulars of Matters to be Acted Upon - Election of Directors” for additional information regarding directors of the Company that are also directors or officers of HDSI.

ADDITIONAL INFORMATION

Additional information relating to the Company is included in the Company’s Annual Information Form dated March 27, 2009 and filed on SEDAR on March 31, 2009. Financial information is provided in the audited financial statements for the year ended December 31, 2008 and the accompanying auditor’s report thereon and related management’s discussion and analysis which were filed on SEDAR on March 31, 2009. Additional information may be obtained from SEDAR at www.sedar.com and upon request from the Company at telephone number (604) 684-6365 or +27 11 883 0831 (South Africa) or fax number (604) 684-8092 or +27 11 883 0836 (South Africa).

Shareholders may refer to the following documents, available on SEDAR at www.sedar.com, which documents do not form part of and are not, unless otherwise stated herein, incorporated by reference into this Information Circular:

(a)

details of the Company’s current share capital in the Company’s Annual Information Form filed on SEDAR on March 31, 2009 and in the audited financial statements of the Company for the year ended December 31, 2008 as filed on SEDAR on March 31, 2009;

(b)	details of material loans made to the Company and its subsidiaries in the audited financial statements for the year ended December 31, 2008 as filed on SEDAR on March 31, 2009;

(c)

the historical market prices of Anooraq securities listed in the Company’s Annual Information Form filed on SEDAR on March 31, 2009 and on the TSX-V website (www.tsx.com) and on the JSE website (www.jse.co.za);

(d)	a description of the current business of the Company in the Company’s Annual Information Form filed on SEDAR on March 31, 2009;

(e)

the prospects of the Company as described in the Company’s Annual Information Form dated March 31, 2009 and in management’s discussion and analysis which accompanies the audited financial statements for the year ended December 31, 2008 as filed on SEDAR on March 31, 2009;

(f)	the history of the change in controlling shareholders through the Insider Reports and Early Warning reporting released on SEDAR;

(g)

all material contracts (i.e. any contract to which the Company or any of its subsidiaries is a party, other than a contract entered into in the ordinary course of business, that is material to the Company and was entered into within the last financial year, or before the last financial year but is still in effect, including the agreements relating to the Acquisition as well as any external management / administration agreements) in the Company’s Annual Information Form which was filed on SEDAR on March 31, 2009;

(h)	the historical auditors’ reports and audited financial statements of the Company for the fiscal years ended December 31, 2008, 2007 and 2006 as filed on SEDAR;

(i)	all corporate records (articles of incorporation, central securities register etc.) at the registered and records office of the Company; and

(j)

all National 43-101F1 compliant technical reports (Competent Persons Reports) as filed on SEDAR. The executive summary of the National Instrument 43-101F1 Lebowa technical report has been included as Schedule K to this Information Circular.

REVISED LISTING PARTICULARS

The JSE requires the preparation of Revised Listing Particulars due to the size of the Acquisition relative to the Company’s market capitalisation and the number of Common Shares in issue. See Schedule M for the Revised Listing Particulars.

WORKING CAPITAL STATEMENT

The directors of the Company are of the opinion that the working capital available to the Company and its subsidiaries after the implementation of the Acquisition will be sufficient for its requirements for the 12 months following the date of issue of this Information Circular.

NO MATERIAL CHANGE

There has been no material change in the financial or trading position of the Company and its subsidiaries subsequent to the end of the last financial period reported on, namely the twelve months ended December 31, 2008, and the date of the Information Circular.

OTHER MATTERS

The directors of the Company are not aware of any other matters which they anticipate will come before the Meeting as of the date of mailing of this Information Circular.

The contents of this Information Circular and its distribution to Shareholders have been approved by the Board of Directors.

The directors of the Company whose names are set out on pages 18 to 19 as at the date hereof collectively and individually accept full responsibility for the accuracy of the information given in this Information Circular and certify that, to the best of their knowledge and belief, there are no facts that have been omitted which would make any statement false or misleading, all reasonable enquiries to ascertain such facts have been made, and the circular contains all information required by the JSE Listings Requirements.

INFORMATION FOR SOUTH AFRICAN SHAREHOLDERS

This Information Circular will be distributed to all Shareholders on the South African register who hold their Common Shares in certificated form and to those beneficial shareholders on the South African register who have dematerialised their Common Shares and elected to receive such documentation.

South African Proxy Instructions

Voting by Proxyholders

The persons named in the South African Proxy will vote or withhold from voting the Common Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. The South African Proxy confers discretionary authority on the persons named therein with respect to:

(a)	each matter or group of matters identified therein for which a choice is not specified,

(b)	any amendment to or variation of any matter identified therein, and

(c)	any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the South African Proxy, the persons named in the South African Proxy will vote the Common Shares represented by the South African Proxy for the approval of such matter.

Shareholders holding Common Share certificates in their own names and shareholders who have dematerialised their Common Shares and have elected “own-name” registration in the sub-register through a CSDP and who are unable to attend the Meeting but wish to be represented thereat may complete and return the attached form of South African Proxy (yellow), in accordance with the instructions contained therein, to be received by Computershare Investor Services (Pty) Limited by mail at PO Box 61051, Marshalltown, 2107 or by hand at Ground Floor, 70 Marshall Street, Johannesburg, 2001 prior to 2:00 p.m. (Toronto time) on Thursday June 11, 2009 or, if the Meeting is adjourned, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays in the City of Toronto) prior to the time set for the adjournment thereof.

Shareholders who have dematerialised their Common Shares through a CSDP or broker and who have not elected “own-name” registration in the sub-register maintained by a CSDP and Shareholders who hold certificated Common Shares through a nominee and who wish to attend the Meeting must instruct their CSDP, broker or nominee to issue them with the necessary letter of representation to attend. If such shareholders do not wish to attend the general meeting but wish to be represented thereat, they must provide their CSDP, broker or nominee with their voting instructions in terms of the custody agreement entered into between them and their CSDP, broker or nominee.

Shareholders who hold dematerialised Common Shares must ensure that the person or entity (such as a nominee) whose name has been entered into the relevant sub-register maintained by a CSDP completes the form of proxy and appoints a proxy to vote at the general meeting.

The Company does not take responsibility and will not be held liable for any failure on the part of a CSDP, nominee or broker of a Shareholder holding dematerialised Common Shares to notify such shareholder of the Meeting or any business to be conducted thereat, or to validly authorise a Shareholder to attend or vote thereat.

Shareholders are advised to consult their professional adviser if they have any questions regarding the above.

The company’s sponsor in South Africa is QuestCo Sponsors (Pty) Limited (tel: + 27 11 575 3415).

EXPERTS CONSENTS

Deloitte & Touche, whose report on the historical financial information of Holdco and LPM is included in this Information Circular, has given and not withdrawn its consent to the issue of this Information Circular with the reports in the form and context in which it is included.

KPMG Inc., whose report on the pro forma financial effects of the Acquisition, the Financing Arrangements and the entering into of the Share Ownership Trusts is included in this Information Circular, has given and not withdrawn its consent to the issue of this Information Circular with the report in the form and context in which it is included.

J. Schweitzer, Pr.Sci.Nat., FSAIMM, S. de Waal, Pr.Sci.Nat. (geology, mineralization), G. Guler, PrEng, FSAIMM (mineral resources and reserves, mine planning) and C.P. Kramers, whose NI 43 -101 report is referred to and a summary of which is included in this Information Circular, have given and not withdrawn their consent to the issue of this Information Circular with the extracts from their report in the form and context in which they are included.

PWC, whose opinion letter on the fairness of the issue of the Plateau B2 and B3 Preferred Shares to the SPV is included in this Information Circular, has given and not withdrawn its consent to the issue of this Information Circular with the letter in the form and context in which it is included.

DATED at Vancouver, British Columbia, May 13, 2009.

BY ORDER OF THE BOARD OF DIRECTORS

“Philip Kotze”

Philip Kotze

President and Chief Executive Officer of Anooraq and duly authorised agent by way of powers of attorney from each of the other directors

CONSENT OF DELOITTE & TOUCHE

The Board of Directors of Anooraq Resources Corporation

We have read the information circular (the “Circular”) of Anooraq Resources Corporation (the “Company”) dated May 13, 2009. We have complied with the International Standards on Auditing and the International Standard on Review Engagements 2410 applicable to the review of Financial Information for the auditors’ involvement with the report on the historical financial information of Lebowa Platinum Mines Limited (“LPM”) and of Richtrau No 179 (Pty) Limited (“Holdco”) set out in Schedule I to the Circular.

We consent to the incorporation by reference in the Circular of our report to the board of directors of the Company on the consolidated historical financial information of LPM for the two years ended 31 December 2007 and on Holdco for the two years ended 31 December 2008. Our report is dated May 8, 2009.

"Deloitte & Touche"

Chartered Accountants
Sandton, Johannesburg

CONSENT OF QUALIFIED PERSONS

Each of the undersigned hereby confirms that he has read the scientific and technical disclosure in respect of the Lebowa mineral property contained in the Information Circular of Anooraq Resources Corporation dated on or about May 13, 2009 (the “Circular”), approves such disclosure and consents to being named as an independent Qualified Person (within the meaning of National Instrument 43-101) who prepared the report or parts thereof titled: “Technical Report: Lebowa Platinum Mine, Limpopo Province, South Africa for Anooraq Resources Corporation” dated May 12, 2009 (the “Lebowa Technical Report”) in respect of the Lebowa mineral property. Each of the undersigned hereby consents to the use of the Lebowa Technical Report for the purpose of the disclosure in the Circular and to the incorporation by reference of the Lebowa Technical Report in the Circular.

“J. Schweitzer”	“S. de Waal”
J. Schweitzer	S. de Waal

“G. Guler”	“C.P. Kramers”
G. Guler	C.P. Kramers

SCHEDULE A
ACQUISITION RESOLUTION

WHEREAS:

A.

Anooraq Resources Corporation (the “Company”), through its wholly-owned subsidiary Plateau Resources (Proprietary) Limited, has entered into agreements with Anglo Platinum Limited and its subsidiaries (referred to collectively as “Anglo Platinum”) to acquire an effective 51% interest in the Lebowa Platinum Mine from Anglo Platinum, together with an additional 1% interest in the Company’s current Ga-Phasha, Boikgantsho and Kwanda joint venture projects with Anglo Platinum (the “Acquisition”).

B.	The Acquisition is more fully described in the Company’s Information Circular dated as of May 13, 2009.

BE IT RESOLVED AS ORDINARY RESOLUTIONS THAT:

1.	The Acquisition is hereby approved and authorized.

2.

Notwithstanding that this resolution has been duly approved by the shareholders of the Company, the directors of the Company, in their sole discretion and without the requirement to obtain any further approval from the shareholders of the Company, are hereby authorized and empowered to elect not to implement the transactions contemplated by this resolution at any time before it is acted upon without further approval from the shareholders.

3.

Any one director or officer of the Company, acting alone, is authorized to do all such acts and things and to execute (whether under seal of the Company or otherwise) and deliver all such documents as in such director’s or officer’s opinion may be necessary or desirable to complete the Acquisition hereby approved and authorized.

A-1

SCHEDULE B
AMENDMENTS RESOLUTION

WHEREAS:

A.

Anooraq Resources Corporation (the “Company”), through its wholly-owned subsidiary Plateau Resources (Proprietary) Limited, has entered into agreements with Anglo Platinum Limited and its subsidiaries (referred to collectively as “Anglo Platinum”) to acquire an effective 51% interest in the Lebowa Platinum Mine from Anglo Platinum, together with an additional 1% interest in the Company’s current Ga-Phasha, Boikgantsho and Kwanda joint venture projects with Anglo Platinum (the “Acquisition”).

B.

In connection with the Acquisition, certain amendments (the “Amendments”) are required to certain agreements between, among others, the Company, Pelawan Investments (Proprietary) Limited and the Pelawan Trust, in order to complete the Acquisition and transactions ancillary thereto;

C.

The Amendments are “related party transactions” pursuant to Multilateral Instrument 61-101 – Protection of Minority Security holders in Special Transactions as Pelawan and the Pelawan Trust are related parties of the Company.

D.	The Amendments are more fully described in the Company’s Information Circular dated as of May 13, 2009.

BE IT RESOLVED AS ORDINARY RESOLUTIONS OF THE DISINTERESTED SHAREHOLDERS THAT:

1.	The Amendments, together with any changes or modifications thereto as may be required by any regulatory authorities, including the SARB, are hereby approved and authorized.

2.

Notwithstanding that this resolution has been duly approved by the shareholders of the Company, the directors of the Company, in their sole discretion and without the requirement to obtain any further approval from the shareholders of the Company, are hereby authorized and empowered to elect not to implement the transactions contemplated by this resolution at any time before it is acted upon without further approval from the shareholders.

3.

Any one director or officer of the Company, acting alone, is authorized to do all such acts and things and to execute (whether under seal of the Company or otherwise) and deliver all such documents as in such director’s or officer’s opinion may be necessary or desirable to complete the Amendments hereby approved and authorized.

B-1

SCHEDULE C
SHARE OWNERSHIP TRUST RESOLUTION

WHEREAS:

A.

Anooraq Resources Corporation (the “Company”), through its wholly-owned subsidiary Plateau Resources (Proprietary) Limited, has entered into agreements with Anglo Platinum Limited and its subsidiaries (referred to collectively as “Anglo Platinum”) to acquire an effective 51% interest in the Lebowa Platinum Mine (“Lebowa”) from Anglo Platinum, together with an additional 1% interest in the Company’s current Ga-Phasha, Boikgantsho and Kwanda joint venture projects with Anglo Platinum (the “Acquisition”).

B.

In connection with the Acquisition, on May 13, 2009, the Company entered into the Bokoni Platinum Mine ESOP Trust (the “ESOP Trust”) and on March 28, 2008, as amended on May 13, 2009, the Company entered into the Anooraq Community Participation Trust (the “Community Trust”) in order to provide the employees of Bokoni Platinum Mines (Proprietary) Limited, the operating company for the Lebowa operations following the Acquisition, and the communities affected by Anooraq’s operations, respectively, with the opportunity to benefit from Anooraq’s success.

C.

The terms of the ESOP Trust deed contemplate that the ESOP Trust will subscribe, on an exempt basis, for such number of common shares of the Company equal to ZAR 36.5 million at an issue price equal to the market price of the Company’s common shares on the date of issue, as of the closing of the Acquisition.

D.

The terms of the Community Trust deed contemplate that the Community Trust will subscribe, on an exempt basis, for such number of common shares of the Company equal to ZAR 79.3 million at an issue price equal to the market price of the Company’s common shares on the date of issue as of the closing of the Acquisition.

E.

If, in the opinion of the directors of the Company, it is beneficial for the Company for the ESOP Trust and/or Community Trust to purchase outstanding common shares rather than subscribe for common shares, the Company may agree to any proposed amendments to the trust deeds governing the ESOP Trust and/or Community Trust to give effect to same.

F.	The ESOP Trust and the Community Trust are more fully described in the Company’s Information Circular dated as of May 13, 2009.

BE IT RESOLVED AS SPECIAL RESOLUTIONS OF SHAREHOLDERS THAT:

1.

The Company’s entering into of the ESOP Trust deed and the Community Trust deed and any amendments thereto, as deemed necessary or advisable by the directors of the Company, is hereby approved and authorized.

2.

The issuance to the ESOP Trust of common shares of the Company, as contemplated in the ESOP Trust deed or any amendment thereto that may be approved by the directors of the Company, is hereby approved and authorized.

3.

The issuance of common shares to the Community Trust, or purchase by the Community Trust of common shares, as contemplated in the Community Trust deed or any amendment thereto that may be approved by the directors of the Company, and on such terms and conditions as may be agreed by the Company and the Community Trust, is hereby authorized and approved.

4.

Notwithstanding that this resolution has been duly approved by the shareholders of the Company, the directors of the Company, in their sole discretion and without the requirement to obtain any further approval from the shareholders of the Company, are hereby authorized and empowered to elect not to implement the transactions contemplated by this resolution at any time before it is acted upon without further approval from the shareholders.

C-1

5.

Any one director or officer of the Company, acting alone, is authorized to do all such acts and things and to execute (whether under seal of the Company or otherwise) and deliver all such documents as in such director’s or officer’s opinion may be necessary or desirable to complete the transactions hereby approved and authorized.

C-2

SCHEDULE D
SHARE SETTLED FINANCING RESOLUTION

WHEREAS:

A.

Anooraq Resources Corporation (the “Company”), through its wholly-owned subsidiary Plateau Resources (Proprietary) Limited, has entered into agreements with Anglo Platinum Limited and its subsidiaries (referred to collectively as “Anglo Platinum”) to acquire an effective 51% interest in the Lebowa Platinum Mine from Anglo Platinum, together with an additional 1% interest in the Company’s current Ga-Phasha, Boikgantsho and Kwanda joint venture projects with Anglo Platinum (the “Acquisition”).

B.

In connection with the Acquisition, the Company proposes to enter into certain transactions (the “Share Settled Financing”) involving the issuance of 111,600,000 common shares of the Company to a wholly owned subsidiary (the “SPV”) of Pelawan Investments (Proprietary) Limited (“Pelawan”) and 115,800,000 common shares of the Company to Rustenburg Platinum Mines Limited via the SPV in connection with financing transactions to be entered into between Anglo Platinum, the Company, the SPV, Plateau, Pelawan and the Pelawan Trust, for the purposes of funding a portion of the Acquisition purchase price;

C.	The Share Settled Financing is a “related party transaction” pursuant to Multilateral Instrument 61-101 –

Protection of Minority Security holders in Special Transactions and includes a “specific issue of convertible securities for cash” within the meaning of the JSE Listings Requirements, as the SPV, Pelawan and the Pelawan Trust are related parties of the Company.

D.	The Share Settled Financing is more fully described in the Company’s Information Circular dated as of May 13, 2009.

BE IT RESOLVED AS SPECIAL RESOLUTIONS OF THE DISINTERESTED SHAREHOLDERS THAT:

1.	The Share Settled Financing, together with any changes or modifications thereto as may be required by any regulatory authorities, is hereby approved and authorized.

2.

Notwithstanding that this resolution has been duly approved by the shareholders of the Company, the directors of the Company, in their sole discretion and without the requirement to obtain any further approval from the shareholders of the Company, are hereby authorized and empowered to elect not to implement the transactions contemplated by this resolution at any time before it is acted upon without further approval from the shareholders.

3.

Any one director or officer of the Company, acting alone, is authorized to do all such acts and things and to execute (whether under seal of the Company or otherwise) and deliver all such documents as in such director’s or officer’s opinion may be necessary or desirable to complete the Share Settled Financing hereby approved and authorized.

D-1

SCHEDULE E
STOCK OPTION AMENDMENTS

WHEREAS:

A.	The Company proposes to reduce the exercise price of the outstanding stock options granted under the 2005 stock option plan (the “Repricing”).

B.

There are 5.501 million stock options outstanding which will be subject to the Repricing, including 4.442 million stock options granted to certain insiders of the Company, excluding Tumelo Motsisi and Harold Motaung.

C.	The Board of Directors has determined that the Re-pricing is in the best interests of the Company.

D.	The Repricing is more fully described in the Company’s Information Circular dated as of May 13, 2009.

BE IT RESOLVED AS SPECIAL RESOLUTIONS OF DISINTERESTED SHAREHOLDERS THAT:

1.	The Repricing, subject to compliance with any regulatory requirements, is hereby approved and authorized.

2.

Notwithstanding that this resolution has been duly approved by the shareholders of the Company, the directors of the Company, in their sole discretion and without the requirement to obtain any further approval from the shareholders of the Company, are hereby authorized and empowered to elect not to implement the transactions contemplated by this resolution at any time before it is acted upon without further approval from the shareholders.

3.

Any one director or officer of the Company, acting alone, is authorized to do all such acts and things and to execute (whether under seal of the Company or otherwise) and deliver all such documents as in such director’s or officer’s opinion may be necessary or desirable to complete the transactions contemplated thereby hereby approved and authorized.

E-1

SCHEDULE F
STOCK OPTION AMENDMENTS

WHEREAS:

A.

The Company proposes to reduce the exercise price of the outstanding stock options granted to Tumelo Motsisi and Harold Motaung, directors and, in the case of Mr. Motaung, an officer of the Company under the 2005 stock option plan (the “Pelawan Nominees Repricing”).

B.	There are 2.56 million stock options outstanding which will be subject to the Pelawan Nominees Repricing.

C.	The Board of Directors has determined that the Pelawan Nominees Repricing is in the best interests of the Company.

D.	The Repricing is more fully described in the Company’s Information Circular dated as of May 13, 2009.

BE IT RESOLVED AS SPECIAL RESOLUTIONS OF DISINTERESTED SHAREHOLDERS THAT:

1.	The Pelawan Nominees Repricing, subject to compliance with any regulatory requirements, is hereby approved and authorized.

2.

Notwithstanding that this resolution has been duly approved by the shareholders of the Company, the directors of the Company, in their sole discretion and without the requirement to obtain any further approval from the shareholders of the Company, are hereby authorized and empowered to elect not to implement the transactions contemplated by this resolution at any time before it is acted upon without further approval from the shareholders.

3.

Any one director or officer of the Company, acting alone, is authorized to do all such acts and things and to execute (whether under seal of the Company or otherwise) and deliver all such documents as in such director’s or officer’s opinion may be necessary or desirable to complete the transactions contemplated thereby hereby approved and authorized.

F-1

SCHEDULE G
STOCK OPTION AMENDMENTS

WHEREAS:

A.

The Company proposes to amend the 2005 stock option plan (the “Stock Option Plan”) to increase the maximum number of common shares of the Company reserved for issuance under the Stock Option Plan from 18,300,000 to 32,600,000 common shares.

B.	The amendments to the Stock Option Plan are more fully described in the Company’s Information Circular dated as of May 13, 2009 (the “Information Circular”).

BE IT RESOLVED AS SPECIAL RESOLUTIONS OF SHAREHOLDERS THAT:

1.

The amendments to the Stock Option Plan as substantially described in the Information Circular, together with any changes or modifications thereto as may be required by any regulatory authorities, is hereby approved and authorized.

2.

Notwithstanding that this resolution has been duly approved by the shareholders of the Company, the directors of the Company, in their sole discretion and without the requirement to obtain any further approval from the shareholders of the Company, are hereby authorized and empowered to elect not to implement the transactions contemplated by this resolution at any time before it is acted upon without further approval from the shareholders.

3.

Any one director or officer of the Company, acting alone, is authorized to do all such acts and things and to execute (whether under seal of the Company or otherwise) and deliver all such documents as in such director’s or officer’s opinion may be necessary or desirable to complete the transactions contemplated thereby hereby approved and authorized.

G-1

SCHEDULE H
COMPENSATION MATTERS

WHEREAS:

A.

The Company proposes to pay certain bonuses payable by Anooraq to Tumelo Motsisi, Harold Motaung, Joel Kesler and Iemrahn Hassen in connection with the completion of the Acquisition and to compensate Ronald Thiessen, Scott Cousens, Robert Dickinson, Joel Kesler and Tumelo Motsisi for agreeing to the early exercise of certain stock options held by each and agreeing to retain the common shares received following such exercise for a certain period of time in common shares of Anooraq instead of cash (the “Compensation Transactions”).

B.	The Compensation Transactions are more fully described in the Company’s Information Circular dated as of May 13, 2009.

C.	The Board of Directors has determined that the Compensation Transactions are in the best interests of the Company.

BE IT RESOLVED AS SPECIAL RESOLUTIONS OF DISINTERESTED SHAREHOLDERS THAT:

1.	The Compensation Transactions, together with any changes or modifications thereto as may be required by any regulatory authorities, is hereby approved and authorized.

2.

Notwithstanding that this resolution has been duly approved by the shareholders of the Company, the directors of the Company, in their sole discretion and without the requirement to obtain any further approval from the shareholders of the Company, are hereby authorized and empowered to elect not to implement the transactions contemplated by this resolution at any time before it is acted upon without further approval from the shareholders.

3.

Any one director or officer of the Company, acting alone, is authorized to do all such acts and things and to execute (whether under seal of the Company or otherwise) and deliver all such documents as in such director’s or officer’s opinion may be necessary or desirable to complete the transactions contemplated thereby hereby approved and authorized.

H-1

SCHEDULE I
PRO FORMA FINANCIAL STATEMENTS

REPORT OF THE REPORTING ACCOUNTANTS

“The Directors
Anooraq Resources Corporation
4th Floor, 82 Grayston Drive
Sandton
2146

08 May 2009

Dear Sirs

Independent Reporting Accountants’ limited assurance report on the unaudited pro forma financial information relating to the acquisition by Anooraq Resources Corporation of an effective 51% of the Lebowa Platinum Mine and an additional 1% interest in the Ga-Phasha, Kwanda and Boikgantsho projects

Introduction

We have performed our limited assurance engagement with regard to the unaudited pro forma consolidated statement of operations and consolidated balance sheet (“the pro forma financial information”) of Anooraq Resources Corporation (“Anooraq”) set out in Schedule I of the Information Circular to be dated on or about May 15, 2009 issued in connection with the acquisition of certain assets of Anglo Platinum Limited (“the Information Circular”).

The pro forma financial information has been prepared for purposes of complying with the requirements of the JSE Limited (“JSE”), for illustrative purposes only, to provide information about how the acquisition of certain assets of Anglo Platinum Limited (viz: the purchase of an effective 51% of Lebowa Platinum Mine together with an additional 1% controlling interest in the Ga-Phasha, Boikgantsho and Kwanda PGM Project assets located in South Africa which are already held by Anooraq and Anglo Platinum Limited in 50/50 joint ventures) and associated financing arrangements and other transactions more fully described in the Circular (“the Transactions”) might have affected the reported financial information had the Transactions been undertaken on January 1, 2008 for statement of operation (income statement) purposes and on December 31, 2008 for balance sheet purposes.

Because of its nature, the pro forma financial information may not present a fair reflection of the financial position, changes in equity, results of operations or cash flows of Anooraq, after the Transactions.

Directors’ responsibility

The directors of Anooraq are solely responsible for the compilation, contents and presentation of the pro forma financial information contained in the Information Circular and for the financial information from which it has been prepared.

Their responsibility includes determining that the pro forma financial information contained in the Information Circular has been properly compiled on the basis stated, the basis is consistent with the accounting policies of Anooraq and the pro forma adjustments are appropriate for the purposes of the pro forma financial information as disclosed in terms of the JSE Listings Requirements.

Reporting accountants’ responsibility

Our responsibility is to express a limited assurance conclusion on the pro forma financial information included in the Information Circular. We conducted our limited assurance engagement in accordance with the International Standard on Assurance Engagements applicable to Assurance Engagements Other Than Audits or Reviews of Historical Financial information and the Guide on Pro Forma Financial Information issued by the South African Institute of Chartered Accountants.

This standard requires us to comply with ethical requirements and to plan and perform the assurance engagement to obtain sufficient appropriate audit evidence to support our limited assurance conclusion, expressed below.

We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the pro forma financial information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

Sources of information and work performed

Our procedures consisted primarily of comparing the unadjusted audited historical financial information of Anooraq, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles, with the source documents, considering the pro forma adjustments in light of the accounting policies of Anooraq, considering the evidence supporting the pro forma adjustments, recalculating the amounts based on the information obtained and discussing the pro forma financial information with the directors of Anooraq.

In arriving at our conclusion, we have relied upon financial information prepared by the directors of Anooraq, financial information prepared by the directors of Richtrau No 179 (Proprietary) Limited (“Holdco”), a (a shelf company which acquired the shares in Lebowa Platinum Mines Limited and the business of the Lebowa Platinum Mine with effect from 1 January 2008, financial information as contained in the Plateau Facility Term Sheet and other information from various public, financial and industry sources.

Whilst our work performed involved an analysis of the historical audited financial information and other information provided to us, our limited assurance engagement does not constitute either an audit or review of any of the underlying financial information undertaken in accordance with the International Standards on Auditing or the International Standards on Review Engagements and, accordingly, we do not express an audit or review opinion.

In a limited assurance engagement the evidence-gathering procedures are more limited than for a reasonable assurance engagement and therefore less assurance are obtained than in a reasonable assurance engagement. We believe that our evidence obtained is sufficient and appropriate to provide a basis for our conclusion.

Opinion

Based on our examination of the evidence obtained, nothing has come to our attention that causes us to believe that, in terms of Section 8.17 and 8.30 of the JSE Listings Requirements:

  the pro forma financial information has not been properly compiled on the basis stated;

  such basis is inconsistent with the accounting policies of Anooraq; and

  the adjustments are not appropriate for the purposes of the pro forma financial information as disclosed pursuant to section 8.30 of the JSE Listings Requirements.

Consent

We consent to the inclusion of this letter and the reference to our opinion in the Information Circular to be issued by Anooraq in the form and context in which it appears.

Yours faithfully

KPMG Inc.

Per Mickey Bove
Chartered Accountant (SA)
Registered Auditor
Director”

PRO FORMA FINANCIAL STATEMENTS

1.	BASIS OF PRESENTATION

The pro forma financial information has been prepared for purposes of complying with the requirements of the JSE Limited (“JSE”), for illustrative purposes only, to provide information about how the acquisition of certain assets of Anglo Platinum Limited (“Anglo Platinum”) (viz: the purchase of an effective 51% of Lebowa Platinum Mine together with an additional 1% controlling interest in the Ga-Phasha, Boikgantsho and Kwanda PGM Project assets located in South Africa which are already held by Anooraq and Anglo Platinum in 50/50 joint ventures) and the associated Financing Arrangements and other transactions including the subscriptions by the Share Ownership Trusts and the Compensation Transactions, as set out in more detail in paragraph 2 below and more fully described in the Information Circular (“the Transactions”), might have affected the reported financial information had the Transactions been undertaken on January 1, 2008 for income statement purposes and on December 31, 2008 for balance sheet purposes.

Because of its nature, the pro forma financial information may not present a fair reflection of the financial position, changes in equity, results of operations or cash flows of Anooraq, after the Transactions.

Capitalized terms used herein and not otherwise defined have the meaning ascribed thereto in the Information Circular. Unless otherwise indicated, all amounts are in Canadian dollars (CAD$).

The accompanying unaudited pro forma consolidated financial statements of Anooraq have been prepared by management and are the responsibility of the Board of Directors, and have been prepared in accordance with Canadian generally accepted accounting principles. The pro forma consolidated financial statements have been prepared using the purchase method with Anooraq considered to be the acquirer of LPM’s net assets.

These unaudited pro forma consolidated financial statements include:

(a)	a pro forma consolidated balance sheet prepared from :

	i.	the audited consolidated balance sheet of Anooraq at December 31,2008 and

ii.

the audited consolidated balance sheet of Richtrau No 179 (Pty) Limited (“Holdco”) (a shelf company which acquired the entire shareholding in Lebowa Platinum Mines Limited with effect from January 1, 2008) at December 31,2008, which gives pro forma effect to the Transactions and the assumptions described in note 3, as if the Transactions had occurred on December 31, 2008;

(b)	a pro forma consolidated statement of operations for the year ended December 31, 2008 prepared from :

	i.	the audited consolidated statement of operations of Anooraq for the year ended December 31, 2008; and

ii.

the audited consolidated statement of operations of Holdco for the year ended December 31, 2008, which gives pro forma effect to the Transactions and the assumptions described in note 3, as if the Transactions occurred on January 1, 2008.

Holdco prepares its consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The pro forma adjustments include adjustments required to reconcile the Holdco consolidated financial statements prepared in accordance with IFRS to Canadian generally accepted accounting principles.

The pro forma consolidated balance sheet of Holdco, as extracted from the audited consolidated financial statements of Holdco for the year ended December 31, 2008, has been translated into CAD$ at the CAD$/ZAR exchange rate at December 31, 2008 of 0.1311 and the statement of operations of Holdco for the year ended December 31, 2008 has been translated at the average CAD$/ZAR exchange rate for the year ended December 31, 2008 of 0.1289.

The unaudited pro forma information is based on preliminary estimates and assumptions set forth in the notes to such information. It does not reflect cost savings expected to be realized from the expected elimination of certain expenses and from the synergies expected to be created, or the expected costs to implement such cost savings and synergies. No assurance can be given that any operating cost savings and synergies will be realized.

These pro forma consolidated financial statements are not necessarily indicative of the financial position of Anooraq at the time of closing of the Transactions referred to above, nor of the future operating results of Anooraq as a result of the Transactions.

It is the opinion of the Board of Directors that these unaudited pro forma consolidated financial statements include all adjustments necessary for the fair presentation, in all material respects, of the Transactions, in accordance with Canadian generally accepted accounting principles, applied on a basis consistent with Anooraq’s accounting policies. The unaudited pro forma consolidated financial statements should be read in conjunction with the consolidated financial statements of Anooraq for the year ended December 31, 2008.

2.	THE ACQUISITION AND THE FINANCING ARRANGEMENTS

On May 13, 2009, Anooraq, through its wholly-owned subsidiary, Plateau Resources (Proprietary) Limited (“Plateau”), entered into the Acquisition Agreements with Anglo Platinum and Rustenburg Platinum Mines Limited (“RPM”) (collectively, “Anglo Platinum”), relating to the acquisition by the Company of an effective 51% of Lebowa Platinum Mine together with an effective 1% controlling interest in the Ga- Phasha, Boikghantsho and Kwanda PGM Project assets located in South Africa for an aggregate cash consideration of South African Rand (“ZAR”) 2.6 billion (approximately CAD$ 341 million) (the “Acquisition”).

The Acquisition is expected to be financed through a combination of:

•

a portion of the debt facility with Standard Chartered Bank to provide Anooraq, through Plateau, with sole underwritten debt finance of up to ZAR 500 million (CAD$ 66 million) (the “Debt Facility”) (see “Financing the Acquisition”); and

•

the proceeds from the subscription by RPM for Plateau A Preferred Shares and SPV Preferred Shares for an aggregate subscription price of approximately ZAR 2,319 billion (CAD$ 301,5 million) pursuant to the Financing Arrangements (see “Financing the Acquisition”).

•	The terms and conditions of the Plateau A Preferred Shares and the SPV Preferred Shares, as extracted from the Vendor Finance Facility term sheet, are as follows:

o

The A preference share facility consists of one class of cumulative redeemable preference shares in the share capital of Plateau to be subscribed for by RPM in the amount of ZAR 1.218 billion (CAD$ 159 million). The Plateau A Preferred Shares shall be entitled to a 12.0% fixed dividend compounded on an annual basis and shall be redeemable in full or in part at any time following issuance upon payment of the subscription price of the Plateau A Preferred Shares. These shares will have an initial maturity date of six years from date of issuance and a final maturity date, for any redemption amount not settled at the initial maturity date, of three years from the initial maturity date.

o

The B preference share facility consists of one class of cumulative convertible preference shares in the share capital of the SPV (the SPV Preferred Shares) and two classes of cumulative convertible preference shares in the share capital of Plateau (the Plateau B2 and B3 Preferred Shares) which effectively provide RPM and the Pelawan Trust (the controlling shareholder of Anooraq) with 115.8 million Anooraq Common Shares and 111.6 million Anooraq Common Shares respectively. The SPV Preferred Shares are to be subscribed for by RPM in the amount of ZAR 1.1 billion (CAD$ 144 million) and the Plateau B2 and B3 Preferred Shares are to be subscribed for by the SPV in an amount of ZAR 560 million and ZAR 540 million respectively. The Plateau B2 and B3 Preferred Shares will be convertible into ordinary shares in Plateau at any time prior to 108 months from the issuance of the shares. The cumulative preference dividend payable is at a variable rate which is determined in relation to the equity upside on the 227.4 million Anooraq Common Shares to be issued to RPM and to Pelawan between Drawdown and Conversion Date.

•

The Bokoni Platinum Mines ESOP Trust and the Anooraq Community Participation Trust (the “Share Ownership Trusts”) are expected to subscribe for Common Shares in Anooraq. The purpose of these Share Ownership Trusts is to provide the employees of New Opco and the members of the communities affected by Anooraq’s operations, respectively, with the opportunity to participate in, and benefit from, Anooraq’s success. Anglo Platinum will contribute an amount of approximately ZAR 45.7 million to the Bokoni Platinum Mine ESOP Trust to facilitate its establishment, and approximately ZAR 36.5 million of this amount will be utilized by the Bokoni Platinum Mine ESOP Trust to subscribe for Common Shares. The balance of Anglo Platinum’s contribution will be used to pay benefits to New Opco employees for the six years following contribution. Anglo Platinum will contribute approximately ZAR 103.8 million to the Anooraq Community Participation Trust, of which ZAR 79.3 million will be used to subscribe for Common Shares. As a result of the subscription by the Share Ownership Trusts, Anooraq will receive proceeds of approximately ZAR 115.8 million.

The Bokoni Platinum Mine ESOP Trust will enable the employees of New Opco to participate in a share incentive scheme comparable to the Anglo Platinum Kotula scheme in which they participated as employees of the Anglo Platinum group of companies. Each employee of New Opco will receive 15 participation units in the Bokoni Platinum Mines ESOP Trust scheme for every 1 participation unit held in the Kotula scheme. Such participation units entitle employees to receive income and capital distributions in accordance with the trust deed establishing the Bokoni Platinum Mine ESOP Trust.

The Transactions described above are subject to regulatory approvals and customary closing conditions. The closing of the Acquisition is expected to occur on or about 30 June 2009.

3.	PRO FORMA FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008

Balance sheet

The audited balance sheet of Anooraq at December 31, 2008 and the audited balance sheet of Holdco at December 31, 2008 are set out below together with the pro forma adjustments and the unaudited pro forma balance sheet of Anooraq after the implementation of the Transactions.

(Unaudited - Expressed in Canadian Dollars)
As at December 31, 2008

			Pro forma		Pro Forma
	Anooraq	Holdco		Note 3	Consolidated
			adjustments		Balance Sheet
	$	$	$		$
ASSETS

Current assets
Cash and cash				(a)(b)(c)
equivalents	3 850 674	10 167 350	57 008 345	(d)(e)(f)	71 026 368
Accounts				(f)
receivable	158 644	4 086 369	–		4 245 013
Prepaid expenses	112 910	–	–		112 910
Future income				(f)
taxes	–	5 570 280	–		5 570 280
	4 122 228	19 823 998	57 008 345		80 954 571
Investments	–	1 979 958	–	(f)	1 979 958
Capital work-in-				(f)
progress	–	198 030 448	–		198 030 448
Transaction				(e)
costs	1 587 959	–	14 316 120		15 904 079
Property, plant				(f)
and equipment	469 635	91 700 501	241 578 827		333 748 963
Mineral
property				(f)
interests	8 993 645	631 358 703	(622 365 058)		17 987 290
	15 173 467	942 893 608	(309 461 766)		648 605 309

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Liabilities

Accounts payable
and accrued
liabilities	1 004 767	22 655 107	-	(f)	23 659 874
Due to related
parties	794 072	96 006 640	(96 006 640)	(d)	794 072
Current portion
of long-term debt	1 735 663	–	(1 735 663)	(c)	–
	3 534 502	118 661 746	(97 742 303)		24 453 946

Future income	–	70 662 382	90 158 023	(f)	160 820 405
taxes
Site closure and	–	3 632 501	–	(f)	3 632 501
reclamation costs

Employee
benefits	–	326 801	–	(f)	326 801
obligations
Long term debt	12 967 753	723 010 762	(607 448 515)	(b)(c)(d)(f)	128 530 000
	12 967 753	797 632 447	(517 290 492)	–	293 309 707

Non controlling				(f)	13 033 713
interests	–	–	13 033 713
Preference				(a)
Shares	–	–	303 955 350		303 955 350
Shareholders'
equity
Share capital	54 948 341	13	15 181 367	(a)	70 129 721
Contributed				(a)	18 517 124
surplus	17 584 974	(5 340 056)	6 272 206
Deficit	(73 862 103)	31 939 457	( 32 871 607)	(f)/(a)	(74 794 253)
	(1 328 788)	26 599 415	(11 418 034)		13 852 593

	15 173 467	942 893 608	(309 461 766)		648 605 309

Net Asset Value
per share (cents)	(0.71)				6.05
Tangible Net
Asset Value per
share (cents)	(5.53)				(1.81)

Pro forma adjustments to consolidated balance sheet as at December 31, 2008

The pro-forma consolidated balance sheet reflects the following pro-forma assumptions as if the Transactions described in note 2 occurred on December 31, 2008:

a)

The issue by Anooraq of approximately 27,358,500 Common Shares to the Bokoni Platinum Mines ESOP Trust and 12,592,500 Common Shares to the Anooraq Community Participation Trust and the issue of approximately 2,453,026 Common Shares to various directors and officers in terms of the Compensation Transactions at an assumed issue price of CA D$0.38 per Common Share for proceeds of approximately CAD$ 15.4 million as noted below:

The Company and Anglo Platinum have agreed to facilitate the participation of employees in the Bokoni Platinum Mines ESOP Trust. Anglo American will be contributing ZAR 45.7 million of which ZAR 36.5 million will be applied to subscribe for Common Shares in the Company at a subscription price which will be equivalent to the market price of the Common Shares, being the closing price of the Common Shares on the TSX-V on the day prior to the announcement or reservation of the subscription price, less any allowable discount, determined in accordance with the applicable TSX-V policies.

The Company and Anglo Platinum also agreed to facilitate the participation of local communities in a Community Trust. Anglo Platinum will provide approximately ZAR 103.8 million of which ZAR 79.3 million will be used to acquire Common Shares in the Company. The subscription price for such Common Shares will be equivalent to the subscription price for the Bokoni Platinum Mines ESOP trust.

The Company will issue approximately 2,453,026 Common Shares to settle compensation awards to directors and officers of approximately ZAR 7.1 million. The subscription price for such Common Shares will be equivalent to the subscription price for the Bokoni Platinum Mines ESOP trust. The issue of these shares is reflected on the balance sheet as a share based payment reserve as part of Contribution surplus and is assumed to be equity settled.

It has also been assumed that the Company will grant approximately 1,025,000 share options to various employees of the company in terms of the Stock Option Plan..

b)

The issue of long term debt of up to CAD$ 66 million (ZAR 500 million) pursuant to the Debt Facility. It has been assumed that the Debt Facility will bear interest at the 3 Month JIBAR (Johannesburg Inter Bank Agreed Rate) plus 450 basis points as set out in the Debt Facility term sheet dated April 28, 2009. . No principal payments are required for at least three years from inception of the loan. Repayment is expected to commence on December 31, 2012 and consists of approximately 12 equal capital payments of CAD $18 million (ZAR 137.5 million).

c)	The repayment by Anooraq of the outstanding interest and principal of its loan with RPM in the amount of CAD $14.7 million (ZAR 112.1 million) from the proceeds of the Debt Facility.

d)

The recapitalisation of LPM by Anglo Platinum as determined by the Holdco Sale of Shares Agreement including the provision of an inter company loan to LPM and the elimination of the following liabilities:

Due to related parties	CAD$ 96,006,640

Long term debt	CAD$ 660,030,762

e)	The payment of CAD$ 14.3 million in transaction costs (which have been capitalised) in connection with the Transactions.

f)	The allocation of payment of the consideration for the Acquisition of CAD$ 341 million to the net assets acquired of LPM as follows:

	ZAR	CAD$

Cash purchase consideration	2,600,000,000	340,860,000
Transaction costs	109,200,000	14,316,120
	2,709,200,000	355,176000

Fair value of assets acquired:

Cash and cash equivalents	399,454,618	52,368,501
Accounts receivable	31,169,863	4,086,369
Investments	15,102,654	1,979,958
Taxation	42,488,784	5,570,280
Capital work in progress	1,510,529,734	198,030,448
Property, plant and equipment	2,534 228,267	332,237,325
Mineral property interest	185,745,061	24,351,177
	4,718,718,981	618,624,058
Fair value of liabilities assumed:

Accounts payable & accrued liabilities	(172,807,830)	(22,655,107)
Taxation	(538,996,052)	(70,662,382)
Future income taxes	(687,704,216)	(90,158,023)
Site closure and reclamation costs	(27,707,861)	(3,632,501)
Employee benefits obligations	(2,492,763)	(326,801)
Long term debt	(480,392,157)	(62,979,412)
Non controlling interest	(99,418,102)	(13,033,713)
	(2,009,518,981)	(263,447,938)

Cash and cash equivalents includes an adjustment of approximately 9 weeks of working capital as per the Transaction terms. The amounts are derived as follows:

	ZAR	CAD$

Cash held by Anooraq	29 372 036	3 850 674
Cash held byHoldco	77 554 156	10 167 350
Debt Facility	500 000 000	65 550 000
Working capital adjustment allowed for in the
off-take agreement	321 900 458	42 201 150
Plateau ”A” Preferred Shares	1 218 500 000	159 745 350
The SPV Preferred Shares / the Plateau B2
and B3 Preferred Shares	1 100 000 000	144 210 000
Share subscription by the Share Ownership
Trusts	115 800 000	15 181 380
Repayment of the RPM loan	(112 154 202)	(14 703 416)
Investment in Holdco	(2 600 000 000)	(340 860 000)
Transaction costs	(109 200 000)	(14 316 120)
Cash and cash equivalents	541 773 135	71 026 368

Long term debt acquired consists principally of a shareholder loan from Anglo Platinum, as described in note (d) above, with the same terms and conditions of the Debt Facility described in (b) above.

	ZAR	CAD$

Long term debt in Anooraq	98 914 973	12 967 753
Current portion of long term debt in Anooraq	13 239 229	1 735 663
Long term debt in Holdco	5 514 956 235	723 010 762
Repayment and set off of the Anglo Platinum
shareholder loan	5 034 559 588	(660 030 762)
Repayment of RPM loan by Anooraq	(112 154 202)	(14 703 416))
	480 396 647	62 980 000
Debt Facility	500 000 000	65 550 000
Long term debt	980 396 647	128 530 000

Property, plant and equipment and mineral property rights have been adjusted for the fair value step up over the life of the mine and the acquisition of a controlling interest in the Ga-Phasha, Boikghantsho and Kwanda PGM Project assets.

Non controlling interest has been adjusted to include Anglo Platinum’s 49% effective interest in Holdco.

Statement of operations

The audited statement of operations of Anooraq for the twelve months ended December 31, 2008 and the audited statement of operations of Holdco for the twelve months ended December 31, 2008 are set out below together with the pro forma adjustments and the unaudited pro forma statement of operations of Anooraq after the implementation of the Transactions.

(Unaudited - Expressed in
Canadian Dollars)
For the year ended
December 31, 2008

			Pro forma		Pro forma
	Anooraq	Holdco		Note 3
			adjustments		consolidated
	$	$	$		$

Revenues	–	192 010 383	–		192 010 383

Cost of sales	–	133 225 694	–		133 225 694
Operating profit	–	58 784 689	–		58 784 689

Expenses
Amortization	61 140	11 026 531	10 528 875	(g)	21 616 547
Exploration	341 943	–	–		341 943
Legal, accounting and
audit	576 330	–	–		576 330
Office, salaries and
administration	5 659 011	3 009 655	–		8 668 666
Share -based
compensation	5 385 502	(544 400)	932 150	(h)	5 773 252
	12 023 926	13 491 787	11 725 158		36 976 738

Other items
Interest and accretion				((i)(j)(k)
expense	1 985 653	3 357 447	12 854 547		18 197 647
Interest income	(179 119)	(274 378)	–		(453 497)
Other
(expense)/income	(343 793)	(304 250)	–		(648 043)
Interest			41 137 646	(l)	41 137 146
Taxes	(1 000)	13 207 508	(18 615 575)	(m)	(5 409 067)
	1 461 741	15 986 326	35 369 951		52 818 018

Earnings/(loss) before
non-controlling interests	(13 485 667)	29 306 576	(46 830 976)		(31 010 067)

Non controlling interests				(n)
(49%)	–	14 360 222	(5 235 623)		9 124 600

Net earnings/(loss) for
the period	(13 485 667)	14 946 354	(41 595 354)		(40 134 667)

Basic and diluted
earnings per share
(cents)	(7.26)				(17.59)

Weighted number of
shares	185 775 361		42 404 026		228 179 387

Headline loss per share
(cents)	(7.49)				(17.78)

Pro forma adjustments to consolidated statement of operations for the twelve months ended December 31, 2008

The pro forma consolidated statement of operations reflects the following pro forma assumptions as if the Transactions as described in note 2 occurred on January 1, 2008:

g)

An adjustment of CAD $10.5 million for the amortisation of the fair value step up on property, plant and equipment over the life of the mine. The mineral property rights have not been amortised as a full assessment as to which properties these belong to has not been made as yet.

h)

An adjustment of CAD$ 0.93 million to recognize compensation awards to directors and officers of approximately ZAR 7.1 million. The liability will be settled by issuing Common Shares at a subscription price equivalent to the subscription price in respect of the issue of Common Shares to the Bokoni Platinum Mines ESOP trust.

i)

An adjustment of CAD$ 18.1 million to recognize interest on the Debt Facility and the inter- company loan provided by Anglo Platinum to Holdco of approximately CAD$ 63.0 million (ZAR 481 million) on the same terms and conditions as the Debt Facility secured by Anooraq as described in (b) above.

j)	An adjustment of CAD$ 1.9 million to eliminate the interest on Anooraq’s ZAR 100 million loan with RPM which is assumed to be repaid from proceeds of the Debt Facility.

k)	An adjustment of CAD$ 3.3 million to eliminate all interest incurred in LPM given that the business is being recapitalised as noted in (d).

l)

An adjustment of CAD$ 41.1 million to recognize interest on the Plateau A Preferred Shares at a rate of 12% and an assumed interest rate of 15.7% on the SPV Preferred Shares and the Plateau B2 and B3 Preferred Shares.

m)	An adjustment for the tax effects of (g) through (k) calculated at a tax rate of 28%.

n)

An adjustment for the minority interest’s share of the adjustments set out in (g) through (l) above. The pro forma consolidated financial statements have been prepared on the basis that Anooraq is the acquirer of Holdco. The minority interest consists of Anglo Platinum’s 49% effective interest in the acquired entity.

4.	EFFECT ON SHARE CAPITAL

The following table gives the pro forma effects on the Company’s issued, outstanding and fully paid Common shares of the pro forma assumptions set out above:

Number of
	Common	Amount
Common Shares issued and outstanding	Shares	(CAD$)
Balance, December 31, 2008	186,640,007	54,948,341

Subscriptions by the Share Ownership Trusts	39 951 000	15 181 380
Issue of Common Shares to directors and officers in terms of the
Compensation Transactions	2 453 026	-

	229 044 033	70 129 721

The calculations of pro forma basic earnings/(loss) per Common Share and pro forma headline (loss)/earnings per Common Share in the pro forma consolidated statements of operations for the year ended December 31, 2008, are based on the weighted average number of Common Shares that would have been outstanding, assuming the issues of Common Shares set out above occurred on January 1, 2008.

SCHEDULE J
HISTORICAL FINANCIAL STATEMENTS OF LPM AND HOLDCO

REPORT OF THE REPORTING ACCOUNTANTS

“8 May 2009

The Board of Directors
Anooraq Resources Corporation
4th Floor, 82 Grayston Drive,
Sandton
2196

Dear Madame and Sirs

REPORT OF THE INDEPENDENT REPORTING ACCOUNTANTS ON THE HISTORICAL FINANCIAL INFORMATION OF LEBOWA PLATINUM MINES LIMITED (“LPM”) AND CONSOLIDATED HISTORICAL FINANCIAL INFORMATION OF RICHTRAU 179 (PROPRIETARY) LIMITED (“HOLDCO”)

Introduction

At your request and for the purposes of the Information Circular to shareholders of Anooraq Resources Corporation (“Anooraq”), to be dated on or about 15 May 2009, (“the Information Circular”), we present our report on the historical financial information of LPM and the consolidated historical financial information of Holdco in respect of the acquisition by Anooraq of an effective 51% of LPM, which interest will be held by Anooraq through its 51% interest in Holdco, a shelf company which acquired the shares in LPM on 31 December 2007 and its wholly owned subsidiary, Richtrau 177 (Proprietary) Limited, which acquired the business of LPM with effect from 1 January 2008, in compliance with the Listings Requirements of the JSE Limited (“JSE”).

We have audited the historical financial information of LPM for the years ended 31 December 2006 and 31 December 2007 and have audited the consolidated historical financial information of Holdco for the years ended 31 December 2007 and 31 December 2008.

Furthermore, we have reviewed the reconciliation between the historical financial information of LPM prepared in accordance with International Financial Reporting Standards (“IFRS”) and Canadian Generally Accepted Accounting Practice (“Canadian GAAP”) for the years ended 31 December 2006 and 31 December 2007 and the reconciliation between the consolidated historical financial information of Holdco prepared in accordance with IFRS and Canadian GAAP for the year ended 31 December 2008.

Management’s Responsibility

The compilation, contents and presentation of the Information Circular are the responsibility of Anooraq’s directors. Our responsibility is to express an opinion on the historical financial information of LPM and Holdco as set out in Schedule J to the Information Circular

Auditor’s responsibility

Historical information of LPM for the years ended 31 December 2006 and 31 December 2007 and for Holdco for the years ended 31 December 2007 and 31 December 2008

We conducted our audit in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance that the historical financial information relating to LPM for the years ended 31 December 2006 and 31 December 2007 and consolidated historical financial information for Holdco for the years ended 31 December 2007 and 31 December 2008, as set out in Schedule J to the Information Circular, is free of material misstatement.

An audit includes:

-	examining, on a test basis, evidence supporting the amounts and disclosures of the abovementioned historical financial information;
-	assessing the accounting principles used and significant estimates made by management; and
-	evaluating the overall historical financial information presentation.

We believe that our audit provides a reasonable basis for our audit opinion.

Reconciliations between IFRS and Canadian GAAP for LPM and Holdco

We conducted our review in accordance with the International Standard on Review Engagements 2410 applicable to the review of Financial Information. This standard requires that we plan and perform the review to obtain moderate assurance that the reconciliation between the historical financial information of LPM, prepared in accordance with IFRS, and Canadian GAAP for the years ended 31 December 2006 and 31 December 2007 and the reconciliation between the consolidated historical financial information for Holdco, prepared in accordance with IFRS, and Canadian GAAP for the year ended 31 December 2008, are free of material misstatement.

A review is limited primarily to enquiries of company personnel and analytical procedures applied to financial data and this provides less assurance than an audit. We have not performed an audit of the abovementioned historical financial information and reconciliations and, accordingly, we do not express an audit opinion thereon.

Supplementary Commentary on historic financial information of LPM

Without qualifying our opinion we draw attention to the fact that the supplementary commentary to the consolidated historical financial information of Holdco following the note on Investments in wholly owned subsidiaries, the historic information of LPM following the note on Investments in wholly owned subsidiaries and the commentary on the Lebowa Platinum Mine following the reconciliation between IFRS and Canadian GAAP were not audited or reviewed.

Audit opinion

In our opinion, the historical financial information of LPM for the years ended 31 December 2006 and 31 December 2007 and of consolidated historical financial information of Holdco for the years ended 31 December 2007 and 31 December 2008 fairly presents, in all material respects, the financial position at those dates, and the results of the operations and cash flows for the years then ended in accordance with International Financial Reporting Standards, and the JSE Limited Listings Requirements.

Review opinion

Based on our review, nothing has come to our attention that causes us to believe that the reconciliations between the historical financial information of LPM in accordance with IFRS and Canadian GAAP for the years ended 31 December 2006 and 31 December 2007 and the consolidated historical financial information of Holdco in accordance with IFRS and Canadian GAAP for the year ended 31 December 2008 as set out in Schedule J to the Information Circular, are not fairly presented.

Consent

We consent to the inclusion of this report, which will form part of the Information Circular, in the form and context in which it appears

Yours faithfully

Deloitte & Touche
Sebastian Carter
Partner

Building 1 and 2
Deloitte Place
The Woodlands
20 Woodlands Drive
Woodmead
Sandton
2146

National Executive: G G Gelink Chief Executive, A E Swiegers Chief Operating Officer, G M Pinnock Audit, D L Kennedy Tax and Financial Advisory, L Geeringh Consulting, L Bam Corporate Finance and Strategy, C Qually Deputy Chairman, C R Beukman Finance, T J Brown Clients & Markets, N T Mtoba Chairman of the Board

A full list of partners and directors is available on request”

REPORTS OF HISTORICAL FINANCIAL INFORMATION ON LEBOWA PLATINUM MINES LIMITED AND CONSOLIDATED HISTORICAL FINANCIAL INFORMATION FOR RICHTRAU 179 (PROPRIETARY) LIMITED

Introduction

Richtrau 179 (Proprietary) Limited (“Holdco”), a shelf company, acquired the shares in Lebowa Platinum Mines Limited (“LPM”) on 31 December 2008 and, through a wholly owned subsidiary Richtrau 177 (Proprietary) Limited (“New Opco”)), the business of Lebowa Platinum Mine (“Lebowa”) on 1 January 2008. The following reports present the audited consolidated historical information of Holdco for the year ended 31 December 2008 and the period ended 31 December 2007 and the audited historical information of LPM for the two years ended 31 December 2007 and 31 December 2006.

Other than as set out above there has been no material change in the nature of business of LPM or Holdco or any of their subsidiaries.

LPM did not undertake the acquisition of any material assets during the period from 1 January 2006 to 31 December 2007. Other than the acquisition of the shares in LPM and the business of Lebowa, which acquisitions were undertaken in order to implement the Acquisition, Holdco did not undertake the acquisition of any material assets during the period from 1 January 2008 to the date of the Information Circular.

REPORT OF CONSOLIDATED HISTORICAL FINANCIAL INFORMATION ON RICHTRAU 179 (PROPRIETARY) LIMITED

1.    Basis of preparation

The consolidated historical financial information which follows was prepared using the audited financial statements of Holdco, for the year ended 31 December 2008 and the period ended 31 December 2007. The financial statements comply with International Financial Reporting Standards (“IFRS”) of the International Accounting Standards Board, South African Statements of Generally Accepted Accounting Practice, the JSE Limited's Listings Requirements and the South African Companies Act. The accounting policies are therefore not consistent with those used by Anooraq Resources Corporation (“Anooraq”).

There has been no material change in the nature of the business or in the financial or trading position of Holdco between the end of the last financial period for which details are included in this circular and the date of the circular.

Save for the Bokoni Platinum Mine ESOP Trust share incentive scheme, as described in the Share Ownership Trusts section of the Information Circular, and the Stock Option Amendments as described in the Information Circular, both of which are subject to approval by shareholders, and the Anooraq share option plan which is described in the Report on Executive Compensation, no other schemes will involve the staff of Holdco or any of its subsidiaries.

2.    The consolidated historical financial information

The consolidated historical financial information of Holdco for the years ended 31 December 2008 and 31 December 2007 is set out below. As Holdco, through New Opco, acquired the business of LPM with effect from 1 January 2008, no consolidated statement of comprehensive income is presented for the period ended 31 December 2007.

The report of consolidated historical information is the responsibility of the directors of Holdco.

HISTORICAL FINANCIAL INFORMATION ON RICHTRAU NO 179 (PROPRIETARY) LIMITED (“HOLDCO”)

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the year ended 31 December 2008	Notes

GROSS SALES REVENUE		1,489,607,317
Commissions paid		-

NET SALES REVENUE		1,489,607,317
COST OF SALES		2,681,735,479

On-mine costs	1	1,033,558,525
Depreciation of operating costs	2	85,543,300
Impairment of mineral rights	26	1,543,508,231
Other costs	3	19,125,333
Treatment and refining costs		-

GROSS PROFIT ON METAL SALES		(1,192,128,162)

Other income	4	1,545,868,681

OPERATING PROFIT		353,740,519
Interest expensed	5	(26,046,913)
Interest received	5	2,128,612

PROFIT BEFORE TAXATION	6	329,822,218
Taxation	7	102,463,209

Total comprehensive income for the year		227,359,009

HEADLINE EARNINGS		227,359,009

RICHTRAU NO 179 (PROPRIETARY) LIMITED (“HOLDCO”)

CONSOLIDATED STATEMENT OF FINANCIAL
POSITION as at December 31	Notes	2008	2007
		R	R

ASSETS
NON-CURRENT ASSETS		7,040,958,118	8,004,332,204
Property, plant and equipment	8	5,514,334,104	7,071,379,384
Capital work-in-progress	9	1,510,529,734	920,032,128
Investments held by Environmental Trust	11	15,102,654	11,947,826
Investments	12	991,626	972,866

CURRENT ASSETS		151,212,803	151,091,113
Other receivables	13	31,169,863	147,815,509
Taxation receivable		42,488,784	3,275,604
Cash and cash equivalents	14	77,554,156	-

TOTAL ASSETS		7,192,170,921	8,155,423,317

EQUITY AND LIABILITIES
SHARE CAPITAL AND RESERVES
Share capital	15	100	100
Non-distributable reserve		(40,732,689)	-
Accumulated profits		243,626,675	-
SHAREHOLDER'S EQUITY		202,894,086	100

NON-CURRENT LIABILITIES		569,196,676	482,371,120
Deferred taxation	16	538,996,052	436,532,845
Environmental obligations	17	27,707,861	20,563,162
Employees' service benefit obligations	18	2,492,763	25,275,113

CURRENT LIABILITIES		6,420,080,159	7,673,052,097
Interest free loans from group companies	24	5,514,956,235	7,058,823,529
Trade and other payables	19	172,807,830	185,920,073
Amount owed to group companies	25	732,316,094	428,308,494
Bank overdraft	14	-	1

TOTAL EQUITY AND LIABILITIES		7,192,170,921	8,155,423,317

RICHTRAU NO 179 (PROPRIETARY) LIMITED (“HOLDCO”)

CONSOLIDATED STATEMENT OF CHANGES IN
EQUITY
For the year ended 31 December 2008

		Non-
		distributable	Accumulated
	Share Capital	capital	profits	Total
	R	R	R	R

Share capital issued	100			100
Balance as at 31 December 2007	100			100

Total comprehensive income for the year			227,359,009	227,359,009
Equity-settled share-based compensation			16,267,666	16,267,666
Share purchased for employees		(40,732,689)		(40,732,689)
Balance as at 31 December 2008	100	(40,732,689)	243,626,675	202,894.086

RICHTRAU NO 179 (PROPRIETARY) LIMITED (“HOLDCO”)

		2008	2007
CONSOLIDATED STATEMENT OF CASH FLOWS	Notes	R	R
For the year ended 31 December

CASH FLOWS FROM OPERATING ACTIVITIES
Cash receipts from customers		1,624,621,197
Cash paid to suppliers and employees		717,434,874

Cash from operations	20	2,342,056,071
Interest paid (net of interest capitalised)	5	(24,050,549)
Taxation paid	21	(39,213,180)

Net cash from operating activities		2,278,792,342
CASH FLOWS USED IN INVESTING ACTIVITIES
Acquisition of business	22	-	(101)
Purchase of property, plant and equipment		(658,501,643)
Proceeds from sale of plant and equipment		595,937
Other investments acquired		(18,760)
Interest received	5	676,689
Growth in Environmental Trust Investment		1,236,287

Net cash used in investing activities		(656,011,490)	(101)

CASH FLOWS (USED IN)/GENERATED FROM FINANCING
ACTIVITIES
Proceeds from issue of share capital		-	100

Repayment of interest free loans from group companies		(7,058,823,529)	-

Interest free loan received from group companies		5,514,956,235	-
Net cash used in financing activities

Net cash (used in) / generated from financing activities		(1,543,867,294)	100
Net increase in cash and cash equivalents

Net increase/(decrease) in cash and cash equivalents		78,913,558	(1)
Cash and cash equivalents at beginning of year		(1)	-
Cash and cash equivalents at end of year	14	78,913,557	(1)

RICHTRAU NO 179 (PROPRIETARY) LIMITED (“HOLDCO”)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Basis of preparation

The financial statements are prepared on the historical cost basis except for certain financial instruments that are fair valued. Details of the Company's principal accounting policies are set out below, which are consistent with those applied in the previous year, except where otherwise indicated.

The financial statements comply with International Financial Reporting Standards (IFRS) of the International Accounting Standards Board, South African Statements of Generally Accepted Accounting Practice, the JSE Limited's Listings Requirements and the South African Companies Act.

Critical accounting estimates and judgments
In preparing the annual financial statements in terms of IFRS, the Company's management is required to make certain estimates and assumptions that may materially affect reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period and the related disclosures. As these estimates and assumptions concern future events, due to the inherent uncertainty involved in this process, the actual results often vary from these estimates. These estimates and judgments are based on historical experience, current and expected future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Critical accounting estimates
Those estimates and assumptions that may result in material adjustments to the carrying amount of assets and liabilities and related disclosures within the next financial year are discussed below:

Critical accounting judgments

The following accounting policies have been identified as involving particularly complex or involving subjective judgments or assessments:

Decommissioning and rehabilitation obligations
The Company’s mining and exploration activities are subject to various laws and regulations governing the protection of the environment. Management estimates the Company’s expected total spend for the rehabilitation, management and remediation of negative environmental impacts of closure at the end of the lives of the mines. The estimation of future costs of environmental obligations relating to decommissioning and rehabilitation is particularly complex and requires management to make estimates, assumptions and judgments relating to the future. These estimates are dependent on a number of factors including assumptions around environmental legislation, life of mine estimates and discount rates.

Asset lives
"The Company's assets excluding mining, development and infrastructure assets are depreciated over their expected useful lives which are reviewed annually to ensure that the useful lives continue to be appropriate. In assessing useful lives, technological innovation, product life cycles and maintenance programmes are taken into consideration. Mining development and infrastructure assets are depreciated on a unit-of-production basis (UOP). As the calculation of the UOP depreciation is based on forecasted production which is calculated using various assumptions including the estimate of proved and probable reserves, any changes in these assumptions, including changes in the mineral reserves, may impact on the calculation.

Valuation of mineral rights
The valuation of mineral rights is performed using the comparable transaction valuation methodology. This methodology involves determining the in-situ mineral reserves and resources of specific properties within the context of other mineral property valuation .The mineral rights have been valued in terms of the draft agreement between Anglo Platinum and Anooraq Resources Corporation, which are unrelated parties.

New accounting policies adopted in response to changes in IFRS

Amendment to IAS 1 – Presentation of Financial Statements

On 1 January 2008, the Group early adopted the disclosure requirements for the presentation of financial statements and the consequential amendments to IAS 34. This standard affects the presentation of owner changes in equity and of comprehensive income and does not impact on recognition, measurement and disclosure of specific transactions as required by any other IFRSs. The Group has presented a “statement of comprehensive income” which replaces the income statement and also includes all non-owner changes in equity. All changes in equity resulting from transactions with owners in their capacity as owners are presented in the “statement of changes in equity”.

IFRIC 12 – Service Concessions
On 1 January 2008, the Group adopted IFRIC 12 – Service Concession Arrangements. This interpretation provides guidance to assist users in interpreting how IASB literature is to be applied to arrangements where governments or other bodies grant contracts for the supply of public services to private entities. This had no impact on the financial results of the Group for the year.

IFRIC 13 – Customer Loyalty Programmes
On 1 January 2008, the Group early adopted IFRIC 13 – Customer Loyalty Programmes. This interpretation addresses accounting by entities that grant loyalty award credits to customers who buy other goods or services.

IFRIC 14, IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction
On 1 January 2008, the Group adopted IFRIC 14, IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding requirement and the limit placed by paragraph 58 of IAS 19 on the measurement of the defined benefit asset or liability.

IFRS 2 – Share Based Payment – Amendment relating to Vesting Conditions and Cancellations
On 1 January 2008, the Group early adopted the amendment to IFRS 2. The amendment clarifies that the only vesting conditions are service conditions and performance conditions. Other features of a share-based payment are not vesting conditions. Consequently, under IFRS 2, features of a share-based payment that are not vesting conditions should be included in the grant date fair value of the share-based payment. The fair value also includes market related vesting conditions.

In addition, all cancellations, irrespective of the party cancelling, should receive the same accounting treatment. Under IFRS 2, a cancellation of equity instruments is accounted for as an acceleration of the vesting period. Therefore any amount unrecognized that would otherwise have been charged is recognized immediately. Any payment made with the cancellation (up to the fair value of the equity instrument) is accounted for as the repurchase of an equity interest. Any payment in excess of the fair value of the equity instrument granted is recognized as an expense.

IFRS 5 (Amendment) Non-Current Assets Held for Sale and Discontinued Operations
On 1 January 2008, the Group early adopted the amendment to IFRS 5. This amendment clarifies that once an entity is committed to a sale involving loss of control of a subsidiary that qualifies for held-for-sale classification under IFRS 5, all of the assets and liabilities of that subsidiary should be classified as held for sale, even if the entity retains a non-controlling interest in its former subsidiary after the proposed sale. This is consistent with the Group’s interpretation of IFRS 5 in prior periods and therefore, the adoption of this amendment did not have any impact on the Group’s financial results for the year.

IAS 32- Financial Instruments: Presentation (Puttable Financial Instruments and Obligations Arising on Liquidation)
On 1 January 2008, the Group early adopted the amendments to IAS 32. As a result of these amendments, some financial instruments that currently meet the definition of a financial liability will now be classified as equity because they represent the residual interest in the net assets of the entity.

IAS 39 - (Amendment) Eligible Hedged Items
On 1 January 2008, the Group early adopted the amendment to IAS 39 relating to eligible hedged items. The amendment clarifies how the existing principles underlying hedge accounting should be applied in certain specific situations.

Impact of standards and interpretations not yet adopted
At balance sheet date, the following accounting standards were in issue but not yet effective:

  IFRS 1 and IAS 27 (Amendment) Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate – effective 1 January 2009,
  IFRS 3 – (Revised) Business Combinations ,
  IFRS 8 – Operating Segments –effective 1 January 2009
  IAS 27 – (Amendment) Consolidated and Separate Financial Statements – effective 1 July 2009,
  IAS 28 – (Amendment) Investments in Associates – effective 1 January 2009,
  IAS 31 – (Amendment) Investment in Joint Ventures – effective 1 January 2009,
  Annual improvements to IFRSs published in May 2008.

The Group in is the process of assessing the impact of IFRS 3, IFRS 8 and the Annual improvements to the standards. However, the other amendments are not expected to have any impact on the financial results of the Group.

At balance sheet date, the following accounting interpretations were in issue but not yet effective:

  IFRIC 16 – Hedges of a Net Investment in a Foreign Operation;
  IFRIC 17 – Distributions of non-Cash Assets to Owners,

These interpretations are not expected to have an impact on the financial results of the Group.

Existing accounting policies
1. Consolidation
The consolidated financial statements include the results and financial position of Richtrau No 179 (Proprietary) Limited and its subsidiaries. Subsidiaries are entities in respect of which the Group has the power to govern the financial and operating policies so as to obtain benefits from its activities. The results of any subsidiaries acquired or disposed of during the year are included from the date control was acquired and up to the date when control ceased to exist. Where an acquisition of a subsidiary is made during the financial year, any excess or deficit of the purchase price compared to the fair value of the attributable net identifiable assets is recognised respectively as goodwill or as part of profit to the extent that the fair value of the net identifiable assets exceeds the cost of the acquisition.

All intragroup transactions and balances are eliminated on consolidation. Unrealised profits that arise between Group entities are also eliminated.

2. Property, plant and equipment
Mining
Mine development and infrastructure costs are capitalised to capital work-in-progress and transferred to mining property, plant and equipment when the mining venture reaches commercial production.

Capitalised mine development and infrastructure costs include expenditure incurred to develop new mining operations and to expand the capacity of the mine. Costs include interest capitalised during the construction period where qualifying expenditure is financed by borrowings and the discounted amount of future decommissioning costs. Capitalised development costs are amortised on the unit-of-production basis.

Items of mine property, plant and equipment, excluding capitalized mine development and infrastructure assets, are depreciated on a straight-line basis over their expected useful lives. Capitalised mine development and infrastructure are depreciated on a unit of production basis. Depreciation is first charged on mining assets from the date on which they are available for use.

Items of property, plant and equipment that are withdrawn from use, or have no reasonable prospect of being recovered through use or sale, are regularly identified and written off.

Residual values and useful economic lives are reviewed at least annually, and adjusted if appropriate, at each balance sheet date.

Revenue derived during the project phase is recognised in the income statement and appropriate amounts of development cost are charged against it.

Non-mining
Non-mining assets are measured at historical cost less accumulated depreciation. Depreciation is charged on the straight-line basis over the useful lives of these assets.

Residual values and useful economic lives are reviewed at least annually, and adjusted if appropriate, at each balance sheet date.

3. Impairment
An impairment review of property, plant and equipment is carried out when there is an indication that these may be impaired by comparing the carrying amount thereof to its recoverable amount. The Group’s operations as a whole constitute the smallest cash-generating unit. The recoverable amount thereof is the Group’s market capitalisation adjusted for the carrying amounts of financial assets that are tested for impairment separately.

Where the recoverable amount is less than the carrying amount, the impairment charge is included in other net expenditure in order to reduce the carrying amount of property, plant and equipment to its recoverable amount. The adjusted carrying amount is amortised on a straight-line basis over the remaining useful life of property, plant and equipment.

4. Leases
A finance lease transfers substantially all the risks and rewards of ownership of an asset to the Group.

Assets subject to finance leases are capitalised as property, plant and equipment at fair value of the leased asset at inception of the lease, with the related lease obligation recognised at the same amount. Capitalised leased assets are depreciated over their estimated useful lives Finance lease payments are allocated between finance cost and the capital repayment, using the effective interest rate method.

Minimum lease payments on operating leases are charged against operating profit on a straight line basis over the lease term.

5. Investments
Investments in subsidiaries are measured at cost.

6. Revenue recognition

  Revenue from the sale of metals and intermediary product is recognised when the significant risk and rewards of ownership are transferred to the buyer in terms of the Sale of Concentrate agreements. Gross sales revenue represents the invoiced amounts excluding value-added tax
  Dividends are recognised when the right to receive payment is established.
  Interest is recognised on a time-proportion basis, which takes into account the effective yield on the asset over the period it is expected to be held.,
  Royalties are recognised when the right to receive payment is established

7. Dividends declared
The liability for dividends and related taxation thereon is raised only when the dividend is declared,

8. Provisions
A provision is recognised when there is a legal or constructive obligation as a result of a past event for which it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

9. Taxation
The charge for current tax is based on the profit before tax for the year as adjusted for items, which are exempt or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date Current and deferred tax is charged or credited to the income statement, except when it relates to items credited or charged directly to equity, in which case the taxation effect is also recognised within equity.

Deferred tax is provided on the balance sheet liability method.

Deferred tax assets and liabilities are measured using tax rates that are expected to apply to the period when the asset is realised and the liability is settled.

Deferred tax liabilities are recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences or assessed or calculated losses can be utilised. However such assets or liabilities are not recognised if the temporary differences arise from the initial recognition of goodwill or an asset or liability in a transaction (other than in a business combination) that affects neither the taxable income nor the accounting profit.,

Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

10. Research and exploration expenditure
Research expenditure is written off when incurred. Exploration expenditure is written off when incurred, except when it is probable that a mining asset will be developed for commercial production as a result of the exploration work. In such cases, the capitalised exploration expenditure is amortised on UOP basis over the expected useful life of the constructed mining asset.

Capitalised exploration expenditure is assessed for impairment when there are indicators that these assets might be impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the amount of the impairment (if any). Any impairment is recognised immediately in other net expenditure. When impairment subsequently reverses, the reversal is recognized in the income statement immediately.

11. Financial instruments
A financial instrument is a contract that gives rise to a financial asset of one entity and a financial liability or equity instrument in another entity.

The Company’s financial instruments consist primarily of the following financial asset: non-current receivables, cash and cash equivalents, accounts receivable, and the following financial liabilities: borrowings, accounts payable and certain derivative instruments.

Fair Value
Where financial instruments are recognised at fair value, the instruments are measured at the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction.

Fair values have been determined as follows

  Where market prices are available, these have been used,
  Where there are no market prices available, fair values have been determined using valuation techniques incorporating observable market inputs or discounting expected cashflow at market rates.,

The fair value of the trade and other receivables, cash and cash equivalents and trade and other payables approximates its carrying amount due to the short maturity period of these instruments.

Effective interest method
The effective interest method is a method of calculating the amortised cost of a financial asset or financial liability and of allocating interest income or expense over the period of the instrument. , Effectively this method determines the rate that exactly discounts the estimated future cash payments or receipts through the expected life of the financial instrument, of if appropriate, a shorter period, to the net carrying amount of the financial asset or liability.

Financial assets
The Company classifies financial assets into the following categories:

  at fair value through profit and loss (FVTPL)
  loans and receivables
  held to maturity (HTM); and
  available for sale (AFS)

The classification of the financial assets is dependent on the purpose and characteristics of the particular financial assets and is determined at the date of initial recognition. Management will reassess the classification of financial assets on a bi-annual basis.

Financial assets at fair value through profit and loss (FVTPL)
Financial assets are classified as at FVTPL when the asset is either held for trading, a derivative that does not satisfy the criteria for hedge accounting or designated at FVTPL

A financial asset is designated at FVTPL on initial recognition if this designation provides more useful information because:

  it eliminates or significantly reduces a measurement or recognition inconsistency (i.e. an accounting mismatch); or, the financial asset is part of a group of financial assets, financial liabilities or both, that are managed and its performance evaluated on a fair value basis in accordance with a documented risk/investment management strategy, and information regarding this grouping is reported internally to key management on this basis.

In addition, if a contract contains one or more embedded derivatives, the entire contract can be designed at FVTPL. Financial assets at FVTPL are recognised at fair value. Any subsequent gains or losses are recognized in profit or loss. Financial assets which have been designated at FVTPL consist of trade debtors due in respect of sale of concentrate. These financial assets have been designated at FVTPL as the receivable due from the third party is based on the concentrate sold to the third party which is only priced 3 months into the future and is thus dependent on commodities and exchange rates movements in the interim period. Consequently, the receivable is initially reflected at fair value and is then remeasured on a monthly basis depending on the movement in the forward curves of commodities and exchange rates and any gains/losses on the remeasurements are reflected in turnover.

Financial assets which are regarded as held for trading comprise the foreign forward exchange contracts which are not designated as hedges in terms of IAS 39 – Financial Instruments: Recognition and Measurement.

Loans and receivables
Financial assets that are non-derivative with fixed or determinable payments that are not quoted in an active market are classified as "loans and receivables”.

Loans and receivables are measured at amortised cost using the effective interest method. Any subsequent impairment is included in the determination of other net income.

Loans, trade receivables and other receivables and cash and cash equivalents with short term maturities have been classified as “loans and receivables”. Loans and receivables are considered as current if their maturity is within a year otherwise they are reflected in non-current assets.

Held to maturity (HTM)
Non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group has an intention and ability to hold to maturity are classified as held for trading.

These financial assets are measured at amortised costs using the effective interest method. Any subsequent impairment where the carrying amount falls below the recoverable amount is included in the determination of other net income.

The Group held no HTM instruments during the period or at year end.

Available for sale (AFS)
Other non-derivative financial assets are as AFS. Financial assets at AFS are initially recognised at fair value. Any subsequent gains or losses are recognized in directly in equity, unless the impairment is permanent. On disposal or impairment of the financial asset, all cumulative unrecognized gains or losses, which were previously reflected in equity, are included in profit or loss for the period.

The Group held no AFS instruments during the period or at year end.

Impairments
Financial assets that are not held for trading or designated at FVTPL are assessed for objective evidence of impairment at balance sheet date (e.g. evidence that the Group will not be able to collect all the amounts due according to the original terms of the receivable). If such evidence exists, the impairment for financial assets at amortised cost is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate.

The carrying amount of these financial assets with the exception of trade receivables should be reduced by the impairment. Trade receivables are reduced through an allowance account, with movements in the allowance account included in the determination of net income.

For available for sale instruments, if a decline in fair value has been recognized in equity and there is objective evidence that the asset is impaired, then the cumulative loss recognized in equity should be reversed from equity and reflected in profit or loss even if the financial asset has not been derecognized. Furthermore, impairment losses recognized in profit or loss on AFS should not be reversed through profit or loss.

Classification between debt and equity
Debt and equity instruments are classified according to the substance of the contractual arrangements entered into

Equity instruments
An equity instrument represents a contract that evidences a residual interest in the net assets of an entity Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

Financial liabilities
Financial liabilities are classified as either financial liabilities at FVTPL or other financial liabilities.

Financial liabilities at FVTPL
Financial liabilities are classified as at FVTPL when the liability is either incurred for trading, a derivative that does not satisfy the criteria for hedge accounting or designated at as FVTPL

A financial liability is designated at FVTPL on initial recognition if this designation provides more useful information because:

  it eliminates or significantly reduces a measurement or recognition inconsistency (i.e. an accounting mismatch); or
  the financial liability forms part of a group of financial assets, financial liabilities or both that are managed and its performance evaluated on a fair value basis in accordance with a documented risk/investment management strategy, and information regarding this grouping is reported internally to key management on this basis.

In addition, if a contract contains one or more embedded derivatives, the entire contract can be designed at FVTPL. Financial liabilities at FVTPL are recognised at fair value. Any subsequent gains or losses are recognized in profit or loss.

Other financial liabilities
Other financial liabilities are recorded initially at the fair value of the consideration received, which is cost net of any issue costs associated with the borrowing. These are subsequently measured at amortized cost, using the effective interest rate method. Amortized cost is calculated taking into account any issue costs and any discount or premium on settlement.

Borrowings, obligations under finance leases and trade and other payables have been classified as other financial liabilities.

Derivative instruments
In the ordinary course of its operations, the Group is exposed to fluctuations in metal prices, volatility of exchange rates, and changes in interest rates. From time to time portions of these exposures are managed through the use of derivative financial instruments. Derivatives are initially measured at cost.

All derivatives are subsequently marked-to-market at financial reporting dates and any changes in their fair values are included in other net income in the period to which they relate.

Commodity contracts that are entered into and continue to meet the Company’s expected purchase, sale or usage requirements, which were designated for that purpose at their inception and are expected to be settled by delivery, are recognised in the financial statements when they are delivered into, and are not marked-to-market through net profit.

Gains and losses arising on all other contracts not spanning a reporting interval are recognised and included in the determination of other net income at the time that the contract expires.

Changes in the fair value of derivative financial instruments that are designated and effective as hedges of future cash flows are recognised directly in equity. The gain or loss relating to the ineffective portion is recognised immediately in the income statement Ineffective portion is recognised immediately in the income statement. If the cash flow hedge of a firm commitment or a forecasted transaction results in the recognition of a non-financial asset, then, at the time the asset or liability is recognised, the related gains or losses on the derivative that had previously been recognised in equity are included in the initial measurement of the asset or liability. If an effective hedge of a forecasted transaction subsequently results in the recognition of a financial asset or liability, the related gains or losses recognised in equity are recycled in the income statement in the same period when the hedged item affects the income statement.

A hedge of the foreign currency risk of a firm commitment is designated and accounted for as a cash flow hedge. , When a hedge expires, is sold, or no longer meets the criteria for hedge accounting, any cumulative gains or losses in equity at that time remain in equity until the forecasted transaction occurs, at which time it is recognised in the income statement. When the forecasted transaction is no longer expected to occur, the cumulative gains or losses reflected in equity are immediately transferred to the income statement.

If a fair value hedge qualifies for hedge accounting, any changes in the fair value of the derivative, together with any changes in the fair value of the hedged assets or liability that are attributable to the hedged risk, are recorded in the income statement.

Derivatives embedded in other financial instruments or host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of their host contracts and the host contracts themselves are not carried at fair value with unrealised gains or losses reported in the income statement.

12. Foreign currencies
The South African Rand is the functional currency of the Company, which reflects the economic substance of the underlying events and circumstances.

Foreign currency transactions are recorded at the spot rate of exchange on the transaction date. Monetary assets and liabilities denominated in foreign currencies are translated at rates of exchange ruling at the reporting date.

Foreign exchange gains or losses arising from foreign exchange transactions are included in the determination of net profit.

13. Environmental rehabilitation provisions
Estimated long-term environmental obligations, comprising pollution control, rehabilitation and mine closure, are based on the Company's environmental management plans, in compliance with current technology, environmental and regulatory requirements.

Decommissioning costs
The discounted amount of estimated decommissioning costs that embody future economic benefits is capitalised as a decommissioning asset when the asset reaches commercial production and concomitant provisions are raised. These estimates are reviewed annually and discounted using a pre-tax risk-free rate that reflects current market assessments of the time value of money. The increase in decommissioning provisions, due to the passage of time, is charged to interest paid. All other changes in the carrying amount of the provision subsequent to initial recognition are included in the determination of the carrying amount of the decommissioning asset.

Decommissioning assets are amortised on a straight-line basis over the lesser of 30 years or the expected benefit period.

Restoration costs
Changes in the discounted amount of estimated restoration costs are charged to net profit during the period in which such changes occur. Estimated restoration costs are reviewed annually and discounted using a pre-tax risk-free rate that reflects current market assessments of the time value of money. The increase in restoration provisions, due to the passage of time, is charged to interest paid.

Ongoing rehabilitation costs
Expenditure on ongoing rehabilitation costs is recognised as an expense when incurred.

Platinum Producers' Environmental Trust
The Group contributes to the Platinum Producers' Environmental Trust annually. The Trust was created to fund the estimated cost of pollution control, rehabilitation and mine closure at the end of the lives of the Group’s mines. Contributions are determined on the basis of the estimated environmental obligation over the life of a mine. Contributions made are reflected in non-current cash deposits held by Platinum Producers' Environmental Trust if the investments are not short-term. If the investments are short-term and highly liquid, the amounts are reflected as cash and cash equivalents.

14. Borrowing costs
Borrowing costs are charged to interest paid.
When borrowings are utilised to fund qualifying capital expenditure such borrowing costs are capitalised in the period in which the capital expenditure and related borrowing cost are incurred.

15. Employee benefits
Short term employee benefits
Remuneration paid to employees in respect of services rendered during a reporting period is recognised as an expense in that reporting period. Accruals are made for accumulated leave, and are measured at the amount that the Group expects to pay when the leave is used.

Termination benefits
Termination benefits are charged against income when the Company is demonstrably committed to terminating the employment of an employee or group of employees before their normal retirement date.

Post-employment benefits
Defined contribution plans
Retirement, provident and pension funds
Contributions to defined contribution plans in respect of services rendered during a reporting period are recognised as an expense in that period.

Defined benefit plans
Post-retirement medical aid liability
The post-retirement medical aid liability is recognised as an expense systematically over the periods during which services are rendered using the projected unit credit method. Independent actuarial valuations are conducted annually.

Actuarial gains and losses arising as a result of experience adjustments and/or the effects of changes in actuarial assumptions are recognised as income or expenditure as and when they occur. Any increase in the present value of plan liabilities expected to arise from employee service during the period is charge to operating profit. The expected return on plan assets and the expected increase during the period in the present value of plan liabilities are included in interest income and interest expense.

Past service cost is recognised immediately to the extent that benefits are already vested and otherwise is amortised on a straight-line basis over the average period until the benefits become vested., The retirement benefit obligation recognised in the balance sheet represents the present value of the defined benefit obligation as adjusted for unrecognized past service costs and as reduced by the fair value of scheme assets.,

16. Share-based payments
The ultimate holding company issues equity-settled and cash-settled share-based instruments to certain employees. Equity-settled share based payments are measured at the fair value of the equity instruments at the date of grant. The fair value determined at the grant date of the equity-settled share-based payments is expensed over the vesting period, based on the management’s estimate of shares that are expected to eventually vest. A liability equal to the portion of the services received is recognised at the fair value determined at each balance sheet date for cash-settled share-based payments. Fair value is measured using the bi-nominal option pricing model. The fair values used in the model have been adjusted, based on management's best estimate, for the effects of non-transferability, exercise restrictions, and behavioural considerations.

	RICHTRAU NO 179 (PROPRIETARY) LIMITED (HOLDCO”)	2008	2007
		R	R
	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1	ON-MINE COSTS

	On-mine costs comprise mining and concentrating costs excluding
	amortisation of property, plant and equipment and consist of the following
	principal categories:

	Labour	543,793,861	-
	Stores	240,392,120	-
	Utilities	43,199,603	-
	Sundry	193,231,015	-
	Contracting	12,941,926	-

		1,033,558,525	-

2	DEPRECIATION OF OPERATING ASSETS
	Depreciation of mining and process property, plant
	and equipment consists of the following categories:
	Mining	83,601,356	-
	Mining centralized assets	1,359,401	-
	Decommissioning asset	582,543	-

		85,543,300	-

3	OTHER COSTS
	Other costs consist of the following principal categories:

	Corporate fees paid to related parties	12,931,223	-
	Royalties	4,203,618	-
	Contribution to educational and community development	5 565,701	--
	Other	(5,495,065)	-
	Share base payment cost reversed	(4,223,429)	-
	Business optimization costs *	6,143,285	-

		19,125,333	-

	*Business optimisation costs comprise mainly consulting fees relating to the restructuring of Lebowa

4	OTHER INCOME
	Other income consists of the following principal categories:
	Discount settlement	78,679	-
	Profit on sale of non-mining plant & equipment	465,337	-
	Gain on foreign exchange transactions	1,816.344	-
	Reversal in loan from group companies due to impairment of mineral rights	1,543,508,321	-

		1,545,868,681	-

		2008	2007
		R	R

5	INTEREST RECEIVED AND EXPENSED

	Interest expensed	(24,050,549)	-
	Interest paid	(59,911,008)	-
	Less: Capitalised to property, plant and equipment	35,860,459	-

	Time value of money adjustment to environmental obligations	(1,996,364)	-
	Decommissioning	(1,741,703)	-
	Restoration	(254,661)	-

		(26,046,913)	-

	Interest received

	Growth in Platinum Producers' Environmental Trust investment	1,236,287	-
	Return on Medical Aid Reinsurance captive	676,689	-
	Return on Medical Aid Reinsurance captive cell	215,636	-
		2,128,612	-

6	PROFIT BEFORE TAXATION

	Profit before taxation is arrived at after taking account of:
	Auditor's remuneration
	Audit fees	358,412	-

	Depreciation	85,543,300	-
	Mining assets	83,601,356	-
	Decommissioning asset	582,543	-
	Centralized assets	1,359,401	-

	Increase in post retirement benefits provision	12,926	-
	Loss on disposal of mining plant and equipment	455,848	-

		2008	2007
		R	R

7	TAXATION

	Deferred taxation	102,463,209	-

	Taxation for the year	102,463,209	-

	Comprising:
	South African normal taxation	102,463,208	-
	Mining	108,601,350	-
	Non-mining	(6,138,142)	-

		102,463,208	-

	A reconciliation of the standard rate of South African normal taxation
	compared with that charged in the income statement is set out in the
	following table:	%

	South African normal taxation	28
	Increase in temporary differences	7.6
	Change in corporate tax rate	(4.6)

	Effective taxation rate	31.1

		2008	2007
		R	R

8	PROPERTY, PLANT AND EQUIPMENT
	Mining (Annexure A)

	Mining property, plant and equipment comprise
	expenditure on mineral rights, properties, shaft
	sinking, development, equipment, plant,
	buildings, decommissioning and mining projects.

	Cost
	Opening Balance	7,071,379,384	-
	Fair value of mineral rights recognized on
	business combination	-	6,359,364,176
	Impairment of mineral rights	(1,543,508,321)	-
	Transfer from capital work-in-progress (Note 12)	68,004,036	-
	Disposals	(3,824,311)	-
	Addition to decommissioning asset	3,694,689	-
	Arising from business combinations		712,051,208
	Closing balance	5,595,745,477	7,071,379,384
	Accumulated amortization
	Opening balance		-
	Charge for the year	84,183,899	-
	Disposals	(2,772,526)	-

	Closing balance	81,411,373	-

	Total Carrying amount	5,514,334,104	7,071,379,384

9	CAPITAL WORK-IN-PROGRESS

	Opening balance	920,032,128	-
	Additions at cost	658,501,642	-
	To maintain and expand operations	622,641,183	-
	Interest capitalized	35,860,459	-
	Transfer to mining, property, plant and equipment	(68,004,036)	-
	Arising from business combination	-	920,032,128

	Closing balance	1,510,529,734	920,032,128

		2008	2007
		R	R

10	EXPLORATION AND EVALUATION

	The balances and movements for exploration and evaluation costs as
	included in note 8 above are as follows:

	Beginning of the year	41,403,448	-
	Cost	42,520.233	-
	Accumulated depreciation	(1,116,785)	-

	Carrying amount	41,403,448	-

	End of the year
	Cost	67,747,214	-
	Accumulated depreciation	(2,534,126)	-
	Arising from business combination	-	41,403,448
	Carrying amount	65,213,088	41,403,448

	Reconciliation of carrying amount at beginning
	and end of the year
	Opening balance	41,403,448	-
	Additions	25,226,981	-
	Depreciation charge	(1,417,341)	-

	Arising from business combination	-	41,403,448
	Closing balance	65,213,088	41,403,448

11	INVESTMENTS HELD BY ENVIRONMENTAL TRUST

	Opening balance	11,947,826	-
	Contributions during the year	1,918,451	-
	Growth in environmental trust during the year	1,236,287	-
	Arising from business combinations	-	11,947,826
	Closing balance	15,102,654	11,947,826-

	These funds may only be utilized for purposes of settling decommissioning and environmental liabilities
	relating to existing mining operations. All income earned on these funds is reinvested or spent to meet these
	obligations. These obligations are included in environmental obligations

12	INVESTMENTS
	Unlisted investments at cost
	At cost	991,626	-
	Arising from business combination	-	972,866

		991,626	972,866
	Directors’ valuation: R 991,626 (December 2007: R972 866)

		2008	2007
		R	R

13	OTHER RECEIVABLES
	Other receivables and prepaid expenses	31,169,863	-
	Arising from business combination	-	147,815,509

		31,169,863	147,815,509

14	CASH AND CASH EQUIVALENTS

	Cash on deposit and on hand	38,603,232	-
	Overdraft	-	(1)
	Loan on Call: Treasury account	38,950,924	-
		77,554,156	(1)
	Cash and cash equivalents consist of cash on hand, balances with banks and money market investments. The
	Group forms part of the Anglo Platinum Cash Management system. A portion of the cash disclosed is managed
	by Anglo Platinum Management Services (Pty) Ltd. Based on the terms and conditions as set out in the signed
	service level agreement between the two parties.

15	SHARE CAPITAL

	Authorised
	1 000 Ordinary class A shares of R1,00 each	1,000	1,000

	Issued
	100 Ordinary class A shares of R1,00 each	100	100

	The unissued ordinary shares are under the control of the directors until the forthcoming annual general
	meeting.

16	DEFERRED TAXATION

	Deferred taxation is attributable to temporary differences relating to:

	Deferred taxation liabilities	563,882,893	-

	Property, plant and equipment	560,502,718	-
	Payments in advance	3,380,175	-

	Deferred taxation assets	(24,886,841)	-
	Accrual for leave pay	(13,798,518)	-
	Share-based payment provision	(697,974)	-
	Provisions for environmental rehabilitation	(3,529,458)	-
	Other	(376,588)	-
	Tax loss	(6,484,303)	-

	Arising from business combination	-	436,532,845

	Net position at 31 December	538,996,052	436,532,845

		2008	2007
		R	R

17	ENVIRONMENTAL OBLIGATIONS

	Provision for decommissioning costs	22,359,969	16,923,577
	Opening balance	16,923,577	-
	Arising from business combination	-	16,923,577
	Movement for the year	5,436,392	-
	Discounted amount for decommissioning of
	expansion projects	3,694,689	-
	Charged to interest expensed	1,741,703	-

	Provision for restoration costs	5,347,892	3,639,585
	Opening balance	3,639,585	-
	Arising from business combination	-	3,639,585
	Movement for the year	1,708,307	-
	Discounted amount for increase in restoration
	obligation charged to income statement	1,453,646	-
	Charged to interest expensed	254,661	-

	Environmental obligations before funding	27,707,861	20,563,162

	Less: Environmental trust	15,102,654	-
	Less: Environmental trust arising from business
	combination	-	11,947,826

	Unfunded environmental obligations	12,605,207	8,615,336

	Undiscounted amount of environmental obligations	63,139,791	-
	Undiscounted amount arising from business
	combination	-	47,955,051

	Key assumptions
	Pre-tax risk-free real discount rate	4.0%	4.0%

		2008	2007
		R	R

18	EMPLOYEES' SERVICE BENEFIT
	OBLIGATIONS

	Share-based payments provisions	2,492,763	-
	Arising from business combination	-	25,275,113
		2,492,763	25,275,113

19	TRADE AND OTHER PAYABLES

	Trade accounts	96,351,550	-
	Other payables and accruals	27,175,860	-
	Accrual for leave pay	42,280,420	-
	Arising from business combination	-	185,921,073
		172,807,830	185,921,073

	The fair value of trade and other payables are not considered to be different from the carrying values presented

20	RECONCILIATION OF PROFIT BEFORE TAXATION TO CASH FROM OPERATIONS

	Profit before taxation	329,822,218	-
	Adjustment for:
	Interest paid	24,050,549	-
	Interest received	(676,689)	-

	Growth in Platinum Producers Environmental Trust investments	(1,236,287)	-
	Amortisation and depreciation of property, plant and equipment	85,543,300	-
	Shares purchased for employees	(40,732,689)	-

	Net equity settled share based payment charge to reserve	16,267,666	-
	Impairment of mineral rights	1,543,508,321	-
	Loss on disposal of mining plant and equipment	455,848	-
		1,957,002,237	-
	Movement in non-cash items	281,520,432	-

	Decrease in employees’ service benefit obligations	(22,782,350)	-

	Increase in Platinum Producers Environmental Trust Investment	(3, 154,828)	-
	Increase in amount owing to group companies	304,007,600	-
	Net change to decommissioning asset	(3,694,689)	-
	Increase in provision for environmental obligations	7,144,699	-
	Working capital changes	103,533,403
	Decrease in other receivable	116,645,646	-
	Decrease in trade and other payables	(13,112,243)	-

	Cash generated from operations	2,342,056,071	-

21	TAXATION PAID

	Amount overpaid at beginning of year	(3,275,604)	-
	Amount receivable at end of year	42,488,784	-
	Amounts receivable arising from business combination	-	3,275,604
	Payments made	39,213,180	-

22	ACQUISITION OF BUSINESS
Richtrau No 179 (Proprietary) Limited acquired the entire shareholding in Lebowa Platinum Mines and
Richtrau No 177(Proprietary) Limited on 31 December 2007.The fair value of assets acquired and liabilities assumed, in aggregate were as follows:

	Property, plant and equipment	-	712 015 208
	Capital work-in-progress	-	920 032 128
	Investment held by Environmental Trust	-	11 947 826
	Unlisted investment	-	972 866
	Other receivables	-	147 815 509
	Taxation receivable	-	3 275 604
	Deferred taxation	-	(436 532 845)
	Environmental obligations	-	(20 563 162)
	Employee's service benefit obligations	-	(25 275 113)
	Trade and other payables	-	(185 920 073)
	Amounts owed to group companies	-	(428 308 494)
	Interest free loans from group companies	-	(7 058 823 529)
	Fair value of mineral rights	-	6 359 364 176

	Net assets acquired	-	101
	Total purchase consideration	-	101

		-	-

23	COMMITMENTS
Mining property, plant and equipment
	Contracted for	196 053 600	-
	Not yet contracted for	387 846 000	-
	Authorised by the directors	583 899 600	-
	Allocated for expansion of capacity	255 736 500	-
	- within one year	255 636 500	-
	- thereafter	100 000	-
	Maintenance of capacity	328 163 100	-
	- within one year	328 163 100	-
	- thereafter	-	-

These commitments will be funded from existing cash resources, borrowings and any other funding strategies embarked on my the Group

24	INTEREST FREE LOANS FROM GROUP
COMPANIES

Interest free loan: Anglo Platinum Limited arising from
	business combination	-	7 058 823 529
	Interest free loan: Rustenburg Platinum Mines Limited	5 514 956 235	-

		5 514 956 235	7 058 823 529
The loan is interest free, unsecured with no fixed terms of
repayment.

25	AMOUNTS OWED TO GROUP COMPANIES

	Anglo Platinum Management Services (Proprietary) Limited	(473 656 770)	-

	Short term borrowings	(432 751 714)	-

	Other	(40 905 056)	-
Anglo Platinum Research Centre (division of Rustenburg Platinum
	Mines Limited)	770 709	-
Platmed (Proprietary) Limited
		(179 905)	-

	Rustenburg Platinum Mines Limited	(259,250,128)	-
	Arising from business combination	-	(428 308 494)

		(732,316,094)	(428 308 494)
These loans are interest free, unsecured with no fixed terms of repayment.

26	IMPAIRMENT OF MINERAL RIGHTS

Due to the significant deterioration in global markets, coupled with a material decline in platinum group metal prices and constrained debt and equity capital markets, in the fourth quarter of 2008, management was required to re-assess the mining assets of Richtrau No177 (Pty) Ltd. .In terms of the agreement between Anglo Platinum and Anooraq Resources Corporation the following impairment was recognised:

Carrying value of mineral rights	6,359,364,176	-
Re-assessed value of mineral rights	(4,815,855,855)	-
	1,543,508,321	-

27	RELATED PARTY TRANSACTIONS

The Group, in the ordinary course of business enters into various sale, purchase and service transactions with the ultimate holding company, Anglo American plc, its subsidiaries, joint ventures and associates. These transactions are priced on an arms-length basis.

Material related party transactions were as follows

Amounts owed to related parties - Scaw Metals	16 189 102	-
Corporate fees paid to Anglo Platinum Management Services
(Pty) Limited	12 931 223	-
Sale of concentrate to Rustenburg Platinum Mines Limited	1 426 236 188	-

28	CONTINGENT LIABILITIES

The Group is the subject of various claims which are individually immaterial. The expected outcomes of these individual claims are varied, but on a probability weighting the amount is estimated atbR3.7 million (2007:R0.3million).

The Group has provided the Department of Minerals and Energy with guarantees that cover the difference between closure cost and amounts held in the environmental trust. At 31 December 2008 these guarantees amounted to R58 million.

There are no other commitments or contingent liabilities on date of signature that the directors are aware of.

29	SUBSEQUENT EVENTS

There are no significant or material post balance sheet events on date of signature that would require adjustments or disclosure in the financial statements.

30	FINANCIAL RISK MANAGEMENT

The Group does not trade in financial instruments but, in the normal course of its operations, the Group is exposed to currency, metal price, credit, interest rate and liquidity risk. In order to manage these risks, the Group may enter into transactions that make use of financial instruments. The Group has developed a comprehensive risk management process to facilitate, control, and monitor these risks. This process includes formal documentation of policies, including limits, controls and reporting structures.

Controlling risk in the Company

The Executive Committee and the Financial Risk sub-committee are responsible for risk management activities within the Group. Overall limits have been set by the Board. The Executive Committee is responsible for setting individual limits. In order to ensure adherence to these limits, activities are marked to market on a daily basis and reported to the Group Treasurer. The Finance Risk sub-committee, composed of Marketing and Treasury executives, meets weekly to review market trends and develop strategies to be submitted for Executive Committee approval. The Treasury is responsible for managing investment, currency, interest rate and liquidity risk within the limits and constraints set by the Board. The Marketing Department is responsible for managing metal price risk, also within the laid-down limits and constraints set by the Board.

Currency risk

The Group operates in the global business environment and many transactions are priced in a currency other than South African rand. Accordingly the Group is exposed to the risk of fluctuating exchange rates and manages this exposure when appropriate through the use of financial instruments. No contracts to minimize the risk was entered into during the year or existed at year end.

Metal price risk

Metal price risk arises from the risk of an adverse effect on current or future earnings or uncertainty resulting from fluctuations in metal prices. An agreement was entered into to sell concentrate produced from ore mined to Rustenburg. Platinum Mines Limited. The agreement shall endure from 1 January 2008 for a period of 5 years with the option to extend the agreement for a further 5 years. Payment will be received on the last day of the second month following the delivery month while the metal prices and exchange rates applicable to the first month following the delivery month will be used to calculate the payment amount due. The pricing is therefore dependent on commodity and exchange rate movements in the markets.

Liquidity risk

Liquidity risk is the risk that the Company will be unable to meet a financial commitment in any location or currency. This risk is minimized through the holding of cash balances and sufficient available borrowing facilities. In addition, detailed cash flow forecasts are regularly prepared and reviewed by Treasury. The cash needs of the Company are managed according to its requirements.

Credit risk

Credit risk arises from the risk that counterparty may default or not meet its obligations timeously. The Company minimizes credit risk by ensuring that counterparties are banking institutions of the highest quality. Where possible, management ensures that netting agreements are in place. Counterparty limits are reviewed annually by the Executive Committee.

Trade accounts receivable is limited to Rustenburg Platinum Mines Limited, which purchases all concentrate in terms of an agreement with LPM.

	Carrying amount as at 31
Type of instrument	December		Fair value as at 31 December
	2008	2007	2008	2007
	R	R	R	R
Cash and cash equivalents	77,554,156	-	77,554,156	-
Accounts receivable	31,169,863	147,815,509	31,169,863	147,815,509
Trade and Other payables	172,807,830	185,920,073	172,807,830	185,920,073

MINING PROPERTY, PLANT AND EQUIPMENT

		2008				2007

				Coat arising from business combination is made up as
				follows (1	):		Cost arising from
		Accumulated	Carrying			Accumulated	business
	Cost	amortization	amount	Cost		amortization	combination
	R	R	R	R		R	R

Owned assets *
Mining development and
infrastructure	434,06,121	34,913,372	399,112,749	612,614,454		209,916,050	402,698,404
Plant and equipment	5,067,710,707	29,444,861	5,038,265,846	6,813,301,078		225,117,662	6,588,183,416
Land and buildings	72,565,268	15,767,173	56,798,095	129,884,135		65,606,351	64,277,184
Motor vehicles	8,969,648	655,360	8,314,288	22,467,913		14,786,857	7,681,056
Furniture and fittings	240,320	48,064	192,256	137,652		137,652	-

	5,583,512,064	80,828,829	5,502,683,225	7,578,405,232		515,564,572	7,062,840,660
Decommissioning asset	12,233,413	582,543	11,650,870	9,839,173		1,300,449	8,538,724

	5,595,745,477	81,411,373	5,514334,104	7,5882,44,405		516,865,021	7,071,379,384

The carrying amount of mining assets can be reconciled as follows:

						Carrying amount at
	Carrying amount					end
	at beginning of					of the year
	the year	Additions	Disposals		Amortisation	R
2008	R	R	R		R

Owned assets *

Mining development and
infrastructure	402,698,404		-	(34,913,372)		399,112,749
Plant and equipment	6,588,183,416	23,17,197	(6,695)	(29,619,751)	(1,543,508,321)	5,038,265,846
Land and buildings	64,277,784	8,287,484	-	(15,767,173)		56,798,095
Motor vehicles	7,681,056	4,931,318	(1,045,090)	(3,252,996)		8,314,288
Furniture and fittings	-	240,320	-	(48,064)		192,256

	7,062,840,660	68,004,036	(1,051,785)	(83,601,356)	(1,543,508,321)	5,502,683,225
Decommissioning asset	8,538,724	3,694,689	-	(582,543)		11,650,870
		31,327,717
	7,071,379,384	71,698,725	(1,051785)	(84,183,899)	(1,543,508,321	5,514334,104

Carrying amount
arising from
business
2007	combination
Owned assets *
Mining development and infrastructure	402,698,404
Plant and equipment	6,588,183,416
Land and buildings	64,277,784
Motor vehicles	7,681,056
Furniture and fittings	-

7,062,840,660
Decommissioning asset	8,538,724
7,071,379,384
* Certain asset categories have been re-classified to enhance disclosure
– Additional disclosure provided to enhance the information regarding the assets acquired with the business acquisition.

Useful lives of assets	Mining
Mining development and infrastructure	20-40 years
Plant and equipment	3-15 years
Land and buildings	18-25 years
Motor vehicles	5-9 years
Furniture and fittings	6 years
Decommissioning asset	30 years

INVESTMENTS IN WHOLLY- OWNED SUBSIDIARIES

		Number of shares held		Carrying amount
	Nature	31 December	31 December	31 December	31 December
	of	2008	2007	2008	2007
	Business
				R	R
Lebowa Platinum Mines (Pty) Ltd	A,B	*	*	358,974	1
Richtrau No 177 (Pty) Ltd	A	100	100	100	100
Middelpunt Hill Management Services
(Proprietary) Limited	C	1,000	1,000	1,000	1,000
				360,074	1,101

A - Mining B- Minerals and surface rights holding C- Dormant *The investment consist of 120,000,000 ordinary shares and 8,850,972 preference shares

ADDITIONAL DISCLOSURE AS REQUIRED BY THE LISTINGS REQUIREMENTS

	2008	2007

Earnings and diluted earnings per share (cents)	227 359 009	-
Headline and diluted headline earnings per share (cents)	227,359,009
Dividends per share (cents)	-	-
Weighted average number of shares in issue	100	100

Net asset value per share (cents)	202 894 085	100
Net tangible asset value per share (cents)	7,192,170,921
Shares in issue at end of year	100	100

LPM did not undertake the acquisition of any material assets during the period from 1 January 2006 to 31 December 2007. Apart from the acquisition of LPM itself Holdco did not undertake acquisition of any material assets during the period from 1 January 2008 to the date of the Information Circular.

HISTORICAL FINANCIAL INFORMATION ON RICHTRAU NO 179 (PROPRIETARY) LIMITED (“HOLDCO”) - UNCONSOLIDATED

STATEMENT OF FINANCIAL POSITION
For the year ended 31 December

		2008	2007
	Notes	R	R

ASSETS
NON-CURRENT ASSETS
Investment in subsidiaries	2	359 074	101
Interest free loan to group companies	3	5,514,956,235
TOTAL ASSETS		5,515,315,309	101

EQUITY AND LIABILITIES
SHARE CAPITAL AND RESERVES
Share Capital	1	100	100

CURRENT LIABILITIES
Interest free loans from group companies	3	5,515,315,208	-
Bank overdraft	4	1	1

TOTAL EQUITY AND LIABILITIES		5,515,315,309	101

HOLDCO – UNCONSOLIDATED
NOTES TO THE FINANCIAL STATEMENTS
For the year ended December 31

		2008	2007
		R	R
1	SHARE CAPITAL
	Authorised
	1 000 ordinary class A shares of R1.00 each	1 000	1 000
	Issued
	100 ordinary class A shares of R1.00 each	100	100
	The unissued ordinary shares are under the control of the
	directors until the forthcoming annual general meeting
2	INVESTMENT IN SUBSIDIARIES
	Lebowa Platinum Mines Limited investment - at cost *	358 974	1
	Richtrau No 177 (Proprietary) Limited - at cost (100 ordinary
	shares)	100	100
		359 074	101
	* The investment consist of 120,000 ordinary shares and 8,850,972 preference
	shares

3	INTEREST FREE LOAN
	Interest free loan to Richtrau No 177(Proprietary) Limited	5,514,956,235	-
	Interest free loan from Rustenburg Platinum Mines Limited	(5,515,315,208)	-

The loan is interest free, unsecured with no fixed terms of repayment.

4	STATEMENT OF COMPREHENSIVE INCOME

No statement of comprehensive income has been prepared as the company has not incurred any income or expenditure for the year

5	STATEMENT OF CHANGES IN EQUITY

No statement of changes in equity has been prepared as the statement of financial position clearly explains the movement for the year

6	STATEMENT OF CASH FLOW

No statement of changes in equity has been prepared as the statement of financial position clearly explains the movement for the year

7	TAXATION

No taxation has been provided as the company has no taxable income.

REPORT OF HISTORICAL FINANCIAL INFORMATION ON LEBOWA PLATINUM MINES LIMITED

1.           Basis of preparation

The historical financial information on Lebowa Platinum Mines Limited (“LPM”) was prepared using the audited financial statements of LPM for the two years ended 31 December 2007 and 31 December 2006. The financial statements comply with International Financial Reporting Standards (“IFRS”) of the International Accounting Standards Board, South African Statements of Generally Accepted Accounting Practice, the JSE Limited's Listings Requirements and the South African Companies Act. The accounting policies are therefore not consistent with those used by Anooraq Resources Corporation.

There has been no material change in the nature of the business or in the financial or trading position of LPM other than the restructuring of its assets under Richtrau 177 (Proprietary) Limited (referred to as “New Opco” in the circular and which is intended to be renamed Bokoni Platinum Mines (Proprietary) Limited) between the end of the last financial period for which details are included in this circular and the date of the circular.

2.           The historical financial information

The historical financial information of LPM for the two years ended 31 December 2007 and 31 December 2006 is set out below. The report of historical information is the responsibility of the directors of LPM.

LEBOWA PLATINUM MINES LIMITED

		2007	2006

INCOME STATEMENT	Notes	R	R
For the year ended 31 December

GROSS SALES REVENUE		2,035,326,007	1,579,648,993
Commissions paid		67,500,430	68,712,493

NET SALES REVENUE		1,967,825,577	1,510,936,500
COST OF SALES		1,208,152,622	979,042,133
Cash operating costs		976,401,493	893,909,642
On-mine costs	1	858,393,797	775,291,834
Smelting costs	2	59,219,745	60,320,779
Treatment and refining costs	3	58,787,951	58,297,029
Amortisation of operating assets	4	56,582,341	74,365,854
Decrease/(Increase) in metal inventories		130,836,820	(27,319,550)
Other costs	5	44,331,968	38,086,187

GROSS PROFIT ON METAL SALES		759,672,955	531,894,367

Other net (expenditure)/income	6	(8,830,012)	5,834,647
Market development and promotional expenditure		(9,094,952)	(6,454,921)

OPERATING PROFIT		741,747,991	531,274,093
Interest expensed	7	(17,876,893)	(1,612,203)
Interest received	7	4,265,036	2,856,453

PROFIT BEFORE TAXATION	8	728,136,134	532,518,343
Taxation	9	282,359,458	158,811,982

NET PROFIT		445,776,676	373,706,361

HEADLINE EARNINGS		445,776,676	373,706,361

LEBOWA PLATINUM MINES LIMITED

		2007	2006
BALANCE SHEET	Notes	R	R
as at 31 December

ASSETS
NON-CURRENT ASSETS		-	1,178,831,025
Property, plant and equipment	11	-	698,756,343
Capital work-in-progress	12	-	469,128,916
Platinum Producers Environmental Trust	14	-	9,655,900
Investments	15	-	1,289,866

CURRENT ASSETS			468,743,724
Inventories	16	-	131,163,070
Accounts receivable	17	-	181,483,909
Cash and cash equivalents	18	-	156,096,745
Assets classified as held for sale	19	699,459,353
TOTAL ASSETS		699,459,353	1,647,574,749

EQUITY AND LIABILITIES
SHARE CAPITAL AND RESERVES
Share capital	20,21	5,984,309	5,984,309
Share premium	20	-	201,919,230
Accumulated profits	20	(6,365,348,485)	609,141,874
SHAREHOLDER'S EQUITY		(6,359,364,176)	817,045,413

NON-CURRENT LIABILITIES		-	678,979,429
Amount owed to group companies	31	-	336,617,536
Deferred taxation	22	-	305,277,233
Environmental obligations	23	-	15,821,496
Employees' service benefit obligations	24	-	21,263,164

CURRENT LIABILITIES		7,058,823,529	151,549,907
Accounts payable	25	-	115,410,322
Interest-bearing borrowings	29	-	2,735,569
Taxation	27	-	33,404,016
Interest free loan	30	7,058,823,529	-

TOTAL EQUITY AND LIABILITIES		699,459,353	1,647,574,749

LEBOWA PLATINUM MINES LIMITED

	2007	2006
STATEMENT OF RECOGNISED INCOME AND EXPENSES	R	R
For the year ended 31 December

Income and expense recognized directly in the income statement

Net profit for the year	445,776,676	373,706,361
Total recognized income and expense for the year	445,776,676	373,706,361

LEBOWA PLATINUM MINES LIMITED

		2007	2006
CASH FLOW STATEMENT	Notes	R	R
For the year ended 31 December

CASH FLOWS FROM OPERATING ACTIVITIES
Cash receipts from customers		1,975,536,694	1,466,491,817
Cash paid to suppliers and employees		(1,321,010,429)	(775,340,835)

Cash from operations	26	654,526,265	691,150,982
Interest paid (net of interest capitalized)		(16,441,352)	(370,146)
Taxation paid	27	(187,783,467)	(58,434,805)

Net cash from operating activities		450,301,446	632,346,031
CASH FLOWS USED IN INVESTING ACTIVITIES
Purchase of property, plant and equipment		(515,779,927)	(335,237,170)
to maintain operations		(515,779,927)	(335,237,170)
to expand operations		-	-
Proceeds from sale of plant and equipment		1,036,015	603,551
Other investments acquired		316,000	(133,720)
Anglo Platinum Management Services Loan at Call Account		3,295,200	2,220,837
Growth in Platinum Producers' Environmental Trust		907,327	589,812

Net cash used in investing activities		(510,225,385)	(331,956,690)
CASH FLOWS (USED IN)/FROM FINANCING
ACTIVITIES
Dividends paid	10	(563,362,736)	(112,500,582)
Repayment of current interest bearing borrowings		207,227,554	(101,359,258)

Net cash used in financing activities		(356,135,182)	(213,859,840)

Net increase in cash and cash equivalents		(416,059,121)	86,529,501
Cash and cash equivalents at beginning of year		156,096,745	69,567,244

Cash and cash equivalents at end of year	18	(259,962,376)	156,096,745

LEBOWA PLATINUM MINES LIMITED
NOTES TO THE FINANCIAL STATEMENTS

Basis of preparation

The financial statements are prepared on the historical cost basis except for certain financial instruments that are fair valued by marking to market. Details of the Company's principal accounting policies are set out below, which are consistent with those applied in the previous year, except where otherwise indicated.

The financial statements comply with International Financial Reporting Standards (IFRS) of the International Accounting Standards Board, South African Statements of Generally Accepted Accounting Practice, the JSE Limited's Listings Requirements and the South African Companies Act.

Critical accounting estimates and judgments
In preparing the annual financial statements in terms of IFRS, the Company's management is required to make certain estimates and assumptions that may materially affect reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period and the related disclosures. As these estimates and assumptions concern future events, due to the inherent uncertainty involved in this process, the actual results often vary from these estimates. These estimates and judgments are based on historical experience, current and expected future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Critical accounting estimates
Those estimates and assumptions that may result in material adjustments to the carrying amount of assets and liabilities and related disclosures within the next financial year are discussed below:

Metal inventory

Work-in-progress is valued at the average cost of production or purchases less net revenue from sales of other metals, in the ratio of the contribution of these metals to gross sales revenue. Production cost is allocated to platinum, palladium, rhodium and nickel (“joint products”) by dividing the mine output into total mine production costs, determined on a 12-month rolling average basis. The quantity of ounces of joint products in work-in-progress is calculated based on the following factors:

  the theoretical inventory at that point in time which is calculated by adding the inputs to the previous physical stock and then deducting the outputs for the inventory period;
  the inputs and outputs include estimates due to the delay in finalising analytical values.
  the estimates are however trued up to the final metal accounting contents when available; and
  the theoretical stock is then converted to a refined equivalent inventory by applying appropriate recoveries depending on where the material is within the pipeline. The recoveries are based on actual results as determined by the stocktake and are in line with industry standards.

An annual physical stock take of work-in-progress is done. Due to the nature of in-process inventories being contained in tanks, pipes and other vessels and due to the dislocation of production required to perform the physical stock count, these take place only once per annum typically around February of each year. Once the results of the physical count are finalised, the variance between the theoretical count and actual count is investigated and recorded. Thereafter, the physical quantity forms the opening balance for the theoretical inventory calculation. Consequently the estimates are refined based on actual results over time. The nature of the process inherently limits the ability to precisely measure recoverability levels. As a result, the metallurgical balancing process is constantly monitored and the variables used in the process are refined based on actual results over time.

Critical accounting judgments

The following accounting policies have been identified as involving particularly complex or subjective judgments or assessments:

Decommissioning and rehabilitation obligations
The Company’s mining and exploration activities are subject to various laws and regulations governing the protection of the environment. Management estimates the Company’s expected total spend for the rehabilitation, management and remediation of negative environmental impacts of closure at the end of the lives of the mines. The estimation of future costs of environmental obligations relating to decommissioning and rehabilitation is particularly complex and requires management to make estimates, assumptions and judgments relating to the future. These estimates are dependent on a number of factors including assumptions around environmental legislation, life of mine estimates and discount rates.

Asset lives
The Company's assets excluding mining, development and infrastructure assets are depreciated over their expected useful lives which are reviewed annually to ensure that the useful lives continue to be appropriate. In assessing useful lives, technological innovation, product life cycles and maintenance programmes are taken into consideration. Mining development and infrastructure assets are depreciated on a unit-of-production basis (UOP). As the calculation of the UOP depreciation is based on forecasted production which is calculated using various assumptions including the estimate of proved and probable reserves, any changes in these assumptions, including changes in the mineral reserves, may impact on the calculation.

Valuation of mineral rights
The valuation of mineral rights is performed using the comparable transaction valuation methodology. This methodology involves determining the in-situ mineral reserves and resources of specific properties within the context of other mineral property valuation.

New accounting policies adopted in response to changes in IFRS

IFRS 7 - Financial Instruments: Disclosure
The Company has adopted IFRS 7 Financial instruments: Disclosure. The impact of this new standard has resulted in increased disclosures relating to the significance of financial instruments on the Company’s financial position and performance and the nature and extent of risks to arising from these financial instruments to which the Company is exposed during the period and at year end and the manner in which the Company manages these risks. Furthermore, additional disclosures relating to the Company’s objectives, policies and procedures as well as some quantative disclosures relating to the management of capital have been provided as required by the amendment to IAS 1 - Presentation of Financial Statements.

Amendment to IAS 23 - Borrowing Costs
The Company early adopted the amendment to this Standard in the current year. The main change from the previous standard is that the removal of the option to immediately expense borrowing costs on qualifying assets. The Standard requires the capitalisation of borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset. This amendment was adopted in the current year as the accounting policy of the Company is already in accordance with the revision to the Standard and as a result, the amendment does not have an impact on the Company’s financial results.

Impact of standards and interpretations not yet adopted
At balance sheet date, the following accounting standards were in issue but not yet effective:

  IAS 1 (Revised) – Presentation of Financial Statements
  This standard is effective for periods beginning on or after 1 January 2009. This standard affects the presentation of owner changes in equity and of comprehensive income and does not impact on the recognition, measurement or disclosure of specific transaction as required by any other IFRSs. An entity is required to present a “Statement of comprehensive income” which replaces the income statement. All non-

  owner changes in equity may be presented in either one statement of comprehensive income or two statements (i.e. income statement and statement of comprehensive income).

  IFRS 8 – Operating Segments

This standard is effective for periods beginning on or after 1 January 2009. This standard replaces IAS 14 Segment Reporting and requires an entity to adopt a “management approach” to reporting the financial performance of its operating segments. Generally, the information is required to be reported on the same basis as used internally for evaluating operating segment performance and deciding how to allocate resources to operating segments.

The Company is in the process of assessing the impact of these standards.

At balance sheet date, the following accounting interpretations were in issue but not yet effective:

  IFRIC 12 – Service concession Arrangements – effective for annual periods beginning on or after 1 January 2008;
  IFRIC 13 – Customer Loyalty Programmes – effective for annual periods beginning on or after 1 July 2008;and
  IFRIC 14, IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their interaction – effective for annual periods beginning on or after 1 January 2008.

The Company is in the process of assessing the impact of these interpretations but these interpretations are not expected to have a material impact on the financial results of the Company.

Changes in Accounting Policy

Stores and materials
During the year, the Company changes its accounting policy of valuing stores and material at average cost. Stores and materials are now valued at cost on a first-in-first-out (FIFO) basis. The change in accounting policy is due to the alignment of the Company’s accounting policies with the accounting policies of the holding company of the Company. The impact of this change is immaterial on the profit or loss for the period.

Leased metal
In prior years, the Company measured the liability and associated costs arising on metal leased to fulfill marketing commitments at the equivalent cost of production at the inception date of the lease. In the current year, the Company changed its accounting policy for leased metal and now reflects the costs and corresponding liability at the purchased metal costs. (Refer accounting policy 13).

Existing accounting policies

1.         Consolidation

The Company is a wholly-owned subsidiary of a company incorporated in the Republic of South Africa and therefore has not prepared consolidated financial statements.

2.         Property, plant and equipment

Mining
Mine development and infrastructure costs are capitalised to capital work-in-progress and transferred to mining property, plant and equipment when the mining venture reaches commercial production.

Capitalised mining development and infrastructure costs include expenditure incurred to develop new mining operations and to expand the capacity of the mine. Costs include interest capitalised during the construction period where qualifying expenditure is financed by borrowings and the discounted amount of future decommissioning costs. Capitalised development cost is amortised on a UOP basis.

Items of mining property, plant and equipment, excluding mining development and infrastructure assets, are amortised on a straight-line basis over their expected useful lives. Amortisation is first charged on mining assets from the date on which they are ready for use.

Items of property, plant and equipment that are withdrawn from use, or have no reasonable prospect of being recovered through use or sale, are regularly identified and written off.

Residual values and useful economic lives are reviewed at least annually, and adjusted if appropriate, at each balance sheet date.

Revenue derived during the project phase is recognised in the income statement and an appropriate amount of development cost is charged against it.

Non-mining
Non-mining assets are carried at historical cost less accumulated depreciation.

Depreciation is charged on the straight-line basis over the useful lives of these assets.

Residual values and useful economic lives are reviewed at least annually, and adjusted if appropriate, at each balance sheet date.

3.         Impairment

An impairment review of property, plant and equipment is carried out annually by comparing the carrying amount thereof to its recoverable amount. The Company's operations as a whole constitute the smallest cash-generating unit. The recoverable amount thereof is the Company's market capitalisation adjusted for the carrying amounts of financial assets that are tested for impairment separately.

Where the recoverable amount is less than the carrying amount, the impairment charge is included in other net expenditure in order to reduce the carrying amount of property, plant and equipment to its recoverable amount. The adjusted carrying amount is amortised on a straight-line basis over the remaining useful life of property, plant and equipment.

4.         Non-current assets held for sale

Non-current assets and disposal groups are classified as held for sale if the carrying amount of these assets will be recovered principally through a sale transaction rather than through continued use. This situation will only occur when the sale transaction is highly probable and the asset (or disposal group) is available for sale in its present condition. Furthermore, for the sale to be highly probable management must be committed to the plan to sell the asset (or disposal group) and the transaction should be expected to qualify for recognition as a completed sale within twelve months from date of classification.

Non-current assets (or disposal groups) held for sale are measured at the lower of their previous carrying amounts and their fair value less costs to sell.

5.         Leases

A finance lease transfers substantially all the risks and rewards of ownership of an asset to the Company.

Assets subject to finance leases are capitalised as property, plant and equipment at fair value of the leased asset at inception of the lease, with the related lease obligation recognised at the same amount. Capitalised leased assets are depreciated over their estimated useful lives.

Finance lease payments are allocated between finance cost and the capital repayment, using the effective interest rate method.

Minimum lease payments on operating leases are charged against operating profit on a straight line basis over the lease term.

6.         Investments

Investments in subsidiaries are reflected at cost.

7.         Inventories

Refined metals
Metal inventories are measured at the lower of cost, on the weighted average basis, or net realisable value. The cost per ounce or tonne is determined as follows:

  Platinum, palladium, rhodium and nickel are treated as joint products and are measured by dividing the mine output into total mine production cost, determined on a 12-month rolling average basis, less net revenue from sales of other metals in the ratio of the contribution of these metals to gross sales revenue.
  Gold, copper and cobalt sulphate are measured at net realisable value.
  Iridium and ruthenium are measured at a nominal value of R1 per ounce.

Work-in-progress
Work-in-progress is valued at the average cost of production or purchase less net revenue from sales of other metals. Production cost is allocated to joint products in the same way as is the case for refined metals. Work in progress includes purchased and produced concentrate.

Stores and materials
Stores and materials consist of consumable stores and are valued at cost on the first-in-first-out (FIFO) basis. Obsolete and redundant items are written off to operating costs.

8.         Revenue recognition

  Revenue from the sale of metals and intermediary product is recognised when the significant risk and rewards of ownership are transferred to the buyer. Gross sales revenue represents the invoiced amounts excluding value-added tax.
  Dividends are recognised when the right to receive payment is established.
  Interest is recognised on a time-proportion basis, which takes into account the effective yield on the asset over the period it is expected to be held.
  Royalties are recognised when the right to receive payment is established.

9.        Dividends declared

The liability for dividends and related taxation thereon is raised only when the dividend is declared.

10.      Provisions

A provision is recognised when there is a legal or constructive obligation as a result of a past event for which it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

11.      Taxation

The charge for current tax is based on the profit before tax for the year as adjusted for items, which are exempt or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Current and deferred tax is charged or credited to the income statement, except when it relates to items credited or charged directly to equity, in which case the taxation effect is also recognised within equity.

Deferred tax is provided on the balance sheet liability method.

Deferred tax assets and liabilities are measured using tax rates that are expected to apply to the period when the asset is realised and the liability is settled.

Deferred tax liabilities are recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences or assessed or calculated losses can be utilised. However such assets or liabilities are not recognised if the temporary differences arise from the initial recognition of goodwill or an asset or liability in a transaction (other than in a business combination) that affects neither the taxable income nor the accounting profit.

Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

12.      Research and exploration expenditure

Research expenditure is written off when incurred. Exploration expenditure is written off when incurred, except when it is probable that a mining asset will be developed for commercial production as a result of the exploration work. In such cases, the capitalised exploration expenditure is amortised on UOP basis over the expected useful life of the constructed mining asset.

Capitalised exploration expenditure is assessed for impairment when there are indicators that these assets might be impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the amount of the impairment (if any). Any impairment is recognised immediately in other net expenditure. When impairment subsequently reverses, the reversal is recognized in the income statement immediately.

13.      Leased Metal

When metal is leased to fulfill marketing commitments and the settlement is through physical delivery of metal, the market value of the metal, at the inception date of the lease, is charged to the income statement as a purchase of metal cost and reflected as a current liability in the balance sheet. On the maturity of the lease the liability is credited to purchase of metal costs.

The leasing costs associated with borrowed metal are charged on a time-proportional basis.

14.      Financial instruments

A financial instrument is a contract that gives rise to a financial asset of one entity and a financial liability or equity instrument in another entity.

The Company’s financial instruments consist primarily of the following financial asset: non-current receivables, cash and cash equivalents, accounts receivable, and the following financial liabilities: borrowings, accounts payable and certain derivative instruments.

Fair Value
Where financial instruments are recognised at fair value, the instruments are measured at the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction.

Fair values have been determined as follows:

  Where market prices are available, these have been used;
  Where there are no market prices available, fair values have been determined using valuation techniques incorporating observable market inputs or discounting expected cash flows at market rates.

The fair value of the trade and other receivables, cash and cash equivalents and trade and other payables approximates its carrying amount due to the short maturity period of these instruments.

Effective interest method
The effective interest method is a method of calculating the amortised cost of a financial asset or financial liability and of allocating interest income or expense over the period of the instrument.

Effectively this method determines the rate that exactly discounts the estimated future cash payments or receipts through the expected life of the financial instrument, of if appropriate, a shorter period, to the net carrying amount of the financial asset or liability.

Financial assets
The Company classifies financial assets into the following categories:

  at fair value through profit and loss (FVTPL);
  loans and receivables;
  held to maturity (HTM); and
  available for sale (AFS).

The classification of the financial assets is dependent on the purpose and characteristics of the particular financial assets and is determined at the date of initial recognition. Management will reassess the classification of financial assets on a bi-annual basis.

Financial assets at fair value through profit and loss (FVTPL)
Financial assets are classified as at FVTPL when the asset is either held for trading, a derivative that does not satisfy the criteria for hedge accounting or designated at FVTPL.

A financial asset is designated at FVTPL on initial recognition if this designation provides more useful information because:

  it eliminates or significantly reduces a measurement or recognition inconsistency (i.e. an accounting mismatch); or
  the financial asset is part of a group of financial assets, financial liabilities or both, that are managed and its performance evaluated on a fair value basis in accordance with a documented risk/investment management strategy, and information regarding this grouping is reported internally to key management on this basis.

In addition, if a contract contains one or more embedded derivatives, the entire contract can be designed at FVTPL. Financial assets at FVTPL are recognised at fair value. Any subsequent gains or losses are recognized in profit or loss.

Financial assets which have been designated at FVTPL consist of trade debtors due in respect of sale of concentrate. These financial assets have been designated at FVTPL as the receivable due from the third party is based on the concentrate sold to the third party which is only priced 3 months into the future and is thus dependent on commodities and exchange rates movements in the interim period. Consequently, the receivable is initially reflected at fair value and is then remeasured on a monthly basis depending on the movement in the forward curves of commodities and exchange rates and any gains/losses on the remeasurements are reflected in turnover.

Financial assets which are regarded as held for trading comprise the foreign forward exchange contracts which are not designated as hedges in terms of IAS 39 – Financial Instruments: Recognition and Measurement.

Loans and receivables
Financial assets that are non-derivative with fixed or determinable payments that are not quoted in an active market are classified as "loans and receivables”.

Loans and receivables are measured at amortised cost using the effective interest method. Any subsequent impairment is included in the determination of other net income

Loans, trade receivables and other receivables and cash and cash equivalents with short term maturities have been classified as “loans and receivables”. Loans and receivables are considered as current if their maturity is within a year otherwise they are reflected in non-current assets.

Held to maturity (HTM)
Non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company has an intention and ability to hold to maturity are classified as held for trading.

These financial assets are measured at amortised costs using the effective interest method. Any subsequent impairment where the carrying amount falls below the recoverable amount is included in the determination of other net income.

The Company held no HTM instruments during the period or at year end.

Available for sale (AFS)
Other non-derivative financial assets are as AFS. Financial assets at AFS are initially recognised at fair value. Any subsequent gains or losses are recognized in directly in equity, unless the impairment is permanent. On disposal or impairment of the financial asset, all cumulative unrecognized gains or losses, which were previously reflected in equity, are included in profit or loss for the period.

The Company held no AFS instruments during the period or at year end.

Impairments
Financial assets that are not held for trading or designated at FVTPL are assessed for objective evidence of impairment at balance sheet date (e.g. evidence that the Company will not be able to collect all the amounts due according to the original terms of the receivable). If such evidence exists, the impairment for financial assets at amortised cost is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate.

The carrying amount of these financial assets with the exception of trade receivables should be reduced by the impairment. Trade receivables are reduced through an allowance account, with movements in the allowance account included in the determination of net income.

For available for sale instruments, if a decline in fair value has been recognized in equity and there is objective evidence that the asset is impaired, then the cumulative loss recognized in equity should be reversed from equity and reflected in profit or loss even if the financial asset has not been derecognized. Furthermore, impairment losses recognized in profit or loss on AFS should not be reversed through profit or loss.

Classification between debt and equity
Debt and equity instruments are classified according to the substance of the contractual arrangements entered into.

Equity instruments
An equity instrument represents a contract that evidences a residual interest in the net assets of an entity.

Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

Financial liabilities
Financial liabilities are classified as either financial liabilities at FVTPL or other financial liabilities.

Financial liabilities at FVTPL
Financial liabilities are classified as at FVTPL when the liability is either incurred for trading, a derivative that does not satisfy the criteria for hedge accounting or designated at as FVTPL.

A financial liability is designated at FVTPL on initial recognition if this designation provides more useful information because:

  it eliminates or significantly reduces a measurement or recognition inconsistency (i.e. an accounting mismatch); or
  the financial liability forms part of a group of financial assets, financial liabilities or both that are managed and its performance evaluated on a fair value basis in accordance with a documented risk/investment management strategy, and information regarding this grouping is reported internally to key management on this basis.

In addition, if a contract contains one or more embedded derivatives, the entire contract can be designed at FVTPL.

Financial liabilities at FVTPL are recognised at fair value. Any subsequent gains or losses are recognized in profit or loss.

Financial liabilities which have been designated at FVTPL consist of trade creditors due in respect of purchase of concentrate. These financial liabilities have been designated at FVTPL as the liability due to the third party is based on the concentrate purchased from the third party which is only priced three months into the future and is thus dependent on commodities and exchange rates movements in the interim period. Consequently, the liability is initially reflected at fair value and is then remeasured on a monthly basis depending on the movement in the forward curves of commodities and exchange rates and any gains/losses on the remeasurements are reflected in cost of sales.

Financial liabilities which are regarded as held for trading comprise the foreign forward exchange contracts which have not been designated as hedges.

Other financial liabilities
Other financial liabilities are recorded initially at the fair value of the consideration received, which is cost net of any issue costs associated with the borrowing. These are subsequently measured at amortized cost, using the effective interest rate method. Amortized cost is calculated taking into account any issue costs and any discount or premium on settlement.

Borrowings, obligations under finance leases and trade and other payables have been classified as other financial liabilities.

Derivative instruments
In the ordinary course of its operations, the Company is exposed to fluctuations in metal prices, volatility of exchange rates, and changes in interest rates. From time to time portions of these exposures are managed through the use of derivative financial instruments. Derivatives are initially measured at cost.

All derivatives are subsequently marked-to-market at financial reporting dates and any changes in their fair values are included in other net income in the period to which they relate.

Commodity contracts that are entered into and continue to meet the Company’s expected purchase, sale or usage requirements, which were designated for that purpose at their inception and are expected to be settled by delivery, are recognised in the financial statements when they are delivered into, and are not marked-to-market through net profit.

Gains and losses arising on all other contracts not spanning a reporting interval are recognised and included in the determination of other net income at the time that the contract expires.

Changes in the fair value of derivative financial instruments that are designated and effective as hedges of future cash flows are recognised directly in equity. The gain or loss relating to the ineffective portion is recognised immediately in the income statement.

Ineffective portion is recognised immediately in the income statement. If the cash flow hedge of a firm commitment or a forecasted transaction results in the recognition of a non-financial asset, then, at the time the asset or liability is recognised, the related gains or losses on the derivative that had previously been recognised in equity are included in the initial measurement of the asset or liability. If an effective hedge of a forecasted transaction subsequently results in the recognition of a financial asset or liability, the related gains or losses recognised in equity are recycled in the income statement in the same period when the hedged item affects the income statement.

A hedge of the foreign currency risk of a firm commitment is designated and accounted for as a cash flow hedge.

When a hedge expires, is sold, or no longer meets the criteria for hedge accounting, any cumulative gains or losses in equity at that time remain in equity until the forecasted transaction occurs, at which time it is recognised in the income statement. When the forecasted transaction is no longer expected to occur, the cumulative gains or losses reflected in equity are immediately transferred to the income statement.

If a fair value hedge qualifies for hedge accounting, any changes in the fair value of the derivative, together with any changes in the fair value of the hedged assets or liability that are attributable to the hedged risk, are recorded in the income statement.

Derivatives embedded in other financial instruments or host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of their host contracts and the host contracts themselves are not carried at fair value with unrealised gains or losses reported in the income statement.

15.      Foreign currencies

The South African Rand is the functional currency of the Company, which reflects the economic substance of the underlying events and circumstances.

Foreign currency transactions are recorded at the spot rate of exchange on the transaction date. Monetary assets and liabilities denominated in foreign currencies are translated at rates of exchange ruling at the reporting date.

Foreign exchange gains or losses arising from foreign exchange transactions are included in the determination of net profit.

16.      Environmental rehabilitation provisions

Estimated long-term environmental obligations, comprising pollution control, rehabilitation and mine closure, are based on the Company's environmental management plans, in compliance with current technology, environmental and regulatory requirements.

Decommissioning costs
The discounted amount of estimated decommissioning costs that embody future economic benefits is capitalised as a decommissioning asset when the asset reaches commercial production and concomitant provisions are raised. These estimates are reviewed annually and discounted using a pre-tax risk-free rate that reflects current market assessments of the time value of money. The increase in decommissioning provisions, due to the passage of time, is charged to interest paid. All other changes in the carrying amount of the provision subsequent to initial recognition are included in the determination of the carrying amount of the decommissioning asset.

Decommissioning assets are amortised on a straight-line basis over the lesser of 30 years or the expected benefit period.

Restoration costs
Changes in the discounted amount of estimated restoration costs are charged to net profit during the period in which such changes occur. Estimated restoration costs are reviewed annually and discounted using a pre-tax risk-free rate that reflects current market assessments of the time value of money. The increase in restoration provisions, due to the passage of time, is charged to interest paid.

Ongoing rehabilitation costs
Expenditure on ongoing rehabilitation costs is recognised as an expense when incurred.

Platinum Producers' Environmental Trust
The Company contributes to the Platinum Producers' Environmental Trust annually. The Trust was created to fund the estimated cost of pollution control, rehabilitation and mine closure at the end of the lives of the Company's mines. Contributions are determined on the basis of the estimated environmental obligation over the life of a mine. Contributions made are reflected in non-current cash deposits held by Platinum Producers' Environmental Trust if the investments are not short-term. If the investments are short-term and highly liquid, the amounts are reflected as cash and cash equivalents.

17.      Borrowing costs

Borrowing costs are charged to interest paid.

When borrowings are utilised to fund qualifying capital expenditure such borrowing costs are capitalised in the period in which the capital expenditure and related borrowing cost are incurred.

18.      Employee benefits

Short term employee benefits
Remuneration paid to employees in respect of services rendered during a reporting period is recognised as an expense in that reporting period. Accruals are made for accumulated leave, and are measured at the amount that the Company expects to pay when the leave is used.

Termination benefits
Termination benefits are charged against income when the Company is demonstrably committed to terminating the employment of an employee or group of employees before their normal retirement date.

Post-employment benefits

Defined contribution plans
Retirement, provident and pension funds

Contributions to defined contribution plans in respect of services rendered during a reporting period are recognised as an expense in that period.

Defined benefit plans

Post-retirement medical aid liability
The post-retirement medical aid liability is recognised as an expense systematically over the periods during which services are rendered using the projected unit credit method. Independent actuarial valuations are conducted annually.

Actuarial gains and losses arising as a result of experience adjustments and/or the effects of changes in actuarial assumptions are recognised as income or expenditure as and when they occur. Any increase in the present value of plan liabilities expected to arise from employee service during the period is charge to operating profit. The expected return on plan assets and the expected increase during the period in the present value of plan liabilities are included in interest income and interest expense.

Past service cost is recognised immediately to the extent that benefits are already vested and otherwise is amortised on a straight-line basis over the average period until the benefits become vested.

The retirement benefit obligation recognised in the balance sheet represents the present value of the defined benefit obligation as adjusted for unrecognized past service costs and as reduced by the fair value of scheme assets.

19.      Share-based payments

The Holding Company issues equity-settled and cash-settled share-based instruments to certain employees. Equity-settled share based payments are measured at the fair value of the equity instruments at the date of grant. The fair value determined at the grant date of the equity-settled share-based payments is expensed over the vesting period, based on the management’s estimate of shares that are expected to eventually vest. A liability equal to the portion of the services received is recognised at the fair value determined at each balance sheet date for cash-settled share-based payments.Fair value is measured using the bi-nominal option pricing model. The fair values used in the model have been adjusted, based on management's best estimate, for the effects of non-transferability, exercise restrictions, and behavioral considerations.

The share-based payment charge has been included as part of cost of sales in other costs.

LEBOWA PLATINUM MINES LIMITED
NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December

		2007	2006
		R	R

1	ON-MINE COSTS
	On-mine costs comprise mining and concentrating costs excluding
	amortisation of property, plant and equipment and consist of the
	following principal categories:
	Labour	469,440,237	410,398,137
	Stores	210,338,782	205,750,092
	Utilities	35,900,683	34,825,787
	Sundry	137,296,595	113,762,662
	Contracting	5,417,500	10,555,156
		858,393,797	775,291,834

2	SMELTING COSTS
	Smelting costs excluding amortisation of property, plant and
	equipment consist of the following principal categories:
	Toll smelting	59,219,745	60,320,779
		59,219,745	60,320,779

3	TREATMENT AND REFINING COSTS
	Treatment and refining costs excluding amortisation of property,
	plant and equipment consist of the following principal categories:
	Toll treatment and refining	58,787,951	58,297,029
		58,787,951	58,297,029

		2007	2006
		R	R

4	AMORTISATION OF OPERATING ASSETS
	Amortisation of mining and process property, plant and equipment
	consists of the following categories:

	On-mine	54,254,126	72,300,890
	Decommissioning asset	289,919	251,024
	Centralised assets	2,038,296	1,813,940

		56,582,341	74,365,854

5	OTHER COSTS

	Other costs consist of the following principal categories:

	Corporate costs	13,960,392	9,950,095
	Transport of metals	536,333	405,729
	Royalties paid	4,754,363	2,659,137
	Contribution to educational and community development	3,953,998	3,326,986
	Other	10,421,914	2,039,469
	Share based payment	10,704,968	19,704,771

		44,331,968	38,086,187

6	OTHER NET (EXPENDITURE)/INCOME
	Other net (expenditure)/income consists of the following principal
	categories:

	Profit on sale of non-mining plant & equipment	229,564	260,535
	Gain on foreign exchange transactions	(1,105,935)	12,034,215
	Business optimisation costs *	(7,953,641)	(6,460,103)

		(8,830,012)	5,834,647

	* Business optimisation costs comprise mainly consulting fees relating
	to restructuring.

		2007	2006
		R	R

7	INTEREST RECEIVED AND EXPENSED

	Interest expensed	(16,441,352)	(370,146)
	Interest paid	(22,720,578)	(3,389,773)
	Less: Capitalised	6,279,226	3,019,627
	Time value of money adjustment to environmental obligations (Note
	23 )	(1,435,541)	(1,242,057)

	Decommissioning	(1,271,306)	(1,125,474)
	Restoration	(164,235)	(116,583)

		(17,876,893)	(1,612,203)
	Interest received
	Growth in Platinum Producers' Environmental Trust (Note 14)	907,327	589,812
	Anglo Platinum Management Services Loan at Call Account	3,295,200	2,220,837
	Return on Medical Aid Reinsurance captive cell	62,509	45,804
	Return on Reimbursement Rights	-	-
		4,265,036	2,856,453

8	PROFIT BEFORE TAXATION

	Profit before taxation is arrived at after taking account of:
	Auditor's remuneration
	Audit fees	288,942	555,091

	Amortisation	56,582,341	74,365,854
	Owned assets	54,254,126	72,300,890
	Decommissioning asset	289,919	251,024
	Centralised assets	2,038,296	1,813,940

	Charge for post-retirement benefits	71,951	104,687
	Profit on disposal of mining plant and equipment	(656,084)	(282,507)

	Remuneration of directors and alternate directors	24,000	24,000
	Fees paid to Khomotso Jacob Makwetla (non-executive director)	12,000	12,000
	Fees paid to Tirhani Joseph Mathebula (non executive director)	12,000	12,000
	Fees paid to executive directors	-	-

		2007	2006
		R	R

9	TAXATION

	Current taxation (Note 27)	151,103,847	89,523,613
	Deferred taxation	131,255,611	69,288,369
	Provision	131,255,611	69,288,369
		-	-
	Taxation for the year	282,359,458	158,811,982

	Comprising:
	South African normal taxation	211,939,116	144,749,409
	Mining	211,768,070	144,021,125
	Non-mining	171,046	728,284

	Secondary tax on companies	70,420,342	14,062,573

		282,359,458	158,811,982

	A reconciliation of the standard rate of South African normal taxation
	compared with that charged in the income statement is set out in the
	following table:	%	%

	South African normal taxation	29.0	29.0
	Secondary tax on companies	9.7	2.6
		38.7	31.6
	Disallowed expenditure	0.5	0.2
	Rate adjustment	-	-
	Other	(0.4)	(2.0)

	Effective taxation rate	38.8	29.8

10	DIVIDENDS

	Dividends paid in cash were as follows:	563,362,736	112,500,582
	Final dividend	373,706,361	32,560,667
	Interim dividend	189,656,375	79,939,915

	Dividends declared and unpaid at year end	6,856,904,299	-

		7,420,267,035	112,500,582

		2007	2006
		R	R

11	PROPERTY, PLANT AND EQUIPMENT
	Mining (Annexure A)

	Mining property, plant and equipment comprise expenditure on
	mineral rights, properties, shaft sinking, development, equipment,
	plant, buildings, decommissioning and mining projects.

	Cost
	Opening Balance	1,164,417,169	1,081,842,325
	Transfer from capital work-in-progress (Note 12)	64,876,715	83,113,845
	Disposals	(3,719,780)	(1,008,422)
	Addition to decommissioning asset (Note 23 )	3,306,125	469,421
	Transfer to assets held for sale	(1,228,880,229)	-
	Closing balance	-	1,164,417,169
	Accumulated amortisation
	Opening balance	465,660,826	393,796,290
	Charge for the year (Note 4)	54,544,045	72,551,914
	Disposals	(3,339,850)	(687,378)
	Transfer to assets held for sale	(516,865,021)	-

	Closing balance	-	465,660,826

	Total Carrying amount	-	698,756,343

12	CAPITAL WORK-IN-PROGRESS

	Opening balance	469,128,916	217,005,591
	Additions at cost	515,779,927	335,237,170
	Transfer to mining, property, plant and equipment (Note 11)	(64,876,715)	(83,113,845)
	Transfer to assets held for sale	(920,032,128)	-

	Closing balance	-	469,128,916

		2007	2006
		R	R

13	EXPLORATION AND EVALUATION

	The balances and movements for exploration and evaluation costs
	as included in notes 11 and 12 above are as follows:

	Beginning of the year	10,748,196	11,013,533
	Cost	11,482,239	11,368,622
	Accumulated amortisation	(734,043)	(355,089)

	Carrying amount	10,748,196	11,013,533

	Reconciliation of carrying amount at beginning and end of the
	year
	Opening balance	10,748,196	11,013,533
	Additions	31,037,994	113,617
	Amortisation charge	(382,742)	(378,954)

	Closing balance	41,403,448	10,748,196

	End of the year
	Cost	42,520,233	11,482,239
	Accumulated amortisation	(1,116,785)	(734,043)

	Carrying amount	41,403,448	10,748,196

14	PLATINUM PRODUCERS ENVIRONMENTAL TRUST

	Opening balance	9,655,900	7,731,371
	Contributions	1,384,599	1,334,717
	Growth in environmental trust (Note 7)	907,327	589,812
	Transfer to assets held for sale	(11,947,826)	-
	Closing balance (Note 23)	-	9,655,900
	These funds may only be utilised for purposes of settling
	decommissioning and environmental liabilities relating to existing
	mining operations. All income earned on these funds is reinvested
	or spent to meet these obligations. These obligations are included
	in environmental obligations.(Note 23)

		2007	2006
		R	R

15	INVESTMENTS

	Unlisted investments at cost
	At cost	972,866	838,866
	Investment in subsidiaries at cost (Annexure B)	1,000	451,000
	Transfer to assets held for sale	(973,866)	-
		-	1,289,866

16	INVENTORIES

	The amounts attributable to the different categories are as follows:

	Refined metals	-	44
	Work-in-process at cost	-	130,836,776

	Total metal inventories	-	130,836,820
	Stores and materials at cost	-	326,250

		-	131,163,070
	As at 31 December the Company has sold its pipeline stock at net
	realisable value to Rustenburg Platinum Mines Limited for a
	consideration equal to the current market value of the in-process
	metal inventory. The metal inventory was sold in anticipation of the
	disposal of 51% of the Company to Anooraq Resources
	Corporation. (Note 19)

17	ACCOUNTS RECEIVABLE

	Trade accounts receivable	135,013,880	142,724,997
	Other receivable and prepaid expenses	12,801,528	38,758,912
	Transfer to assets held for sale	(147,815,408)	-
		-	181,483,909

		2007	2006
		R	R

18	CASH AND CASH EQUIVALENTS

	Interest-bearing borrowings consist of balances with banks.	(259,962,376)	156,096,745
	Transfer to liabilities directly associated with assets held for sale	259,962,376	-
		-	156,096,745
	Cash and cash equivalents consist of cash on hand and balances
	with banks and money market instruments. LPM forms part of the
	Anglo Platinum Cash Management system. A portion of the cash
	disclosed is managed by Anglo Platinum Management Services
	(Pty) Ltd, based on the terms and conditions as set out in the signed
	service level agreement between the two parties.

		2007	2006
		R	R

19	ASSETS CLASSIFIED AS HELD FOR SALE

	Disposal of LPM

	In September 2007, the Anglo Platinum Limited Board approved
	the disposal of 51 % of the business of LPM, a wholly owned
	subsidiary of Anglo Platinum and 1% of its interest in the Ga-
	Phasha joint venture, to Anooraq Resources Corporation for a
	cash purchase consideration of R3.6 billion. The sale is subject to
	the finalisation of binding legal agreements and certain regulatory
	and third party approvals. The transaction is expected to be
	effective by the end of the second quarter of 2008.

	Property, plant and equipment	712,015,208	-
	Capital work-in-progress	920,032,128	-
	Cash deposit held by environmental trust	11,947,826	-
	Investments	973,866	-
	Amounts owed by group companies	41,617,005	-
	Accounts receivable	147,815,408	-
	Taxation	3,275,604	-
	Assets classified as held for sale	1,837,677,045	-

	Deferred taxation	436,532,845	-
	Environmental obligations	20,563,162	-
	Employees' service benefit obligations	25,275,113	-
	Accounts payable	185,921,073	-
	Interest-bearing borrowings	209,963,123	-
	Cash and cash equivalents	259,962,376	-
	Liabilities classified as held for sale	1,138,217,692	-

	Net assets classified as held for sale	699,459,353	-

20	COMBINED STATEMENT OF MOVEMENT IN SHAREHOLDERS FUNDS AND MOVEMENT
	IN RESERVES

			Share	Accumulated
		Share capital	premium	profits	Total
		R	R	R	R

	Balance as at 31 December 2005	5,984,309	201,919,230	347,936,095	555,839,634

	Net profit	-	-	373,706,361	373,706,361
	Dividends paid	-	-	(112,500,582)	(112,500,582)
	Balance as at 31 December 2006	5,984,309	201,919,230	609,141,874	817,045,413

	Net profit	-	-	445,776,676	445,776,676
	Dividends paid (refer note 10)	-	(201,919,230)	(7,420,267,035)	(7,622,186,265)
	Balance as at 31 December 2007	5,984,309	-	(6,365,348,485)	(6,359,364,176)

		2007	2006
		R	R

21	SHARE CAPITAL

	Authorised
	200 000 000 Ordinary share of 1 cent of	2,000,000	2,000,000
	9 568 618 redeemable preference shares of 50 cents each	4,784,309	4,784,309

	Issued
	120 000 000 Ordinary shares of 1 c each	1,200,000	1,200,000
	9 568 618 redeemable preference shares of 50 cents each	4,784,309	4,784,309

		5,984,309	5,984,309

		2007	2006
		R	R

22	DEFERRED TAXATION

	Deferred taxation is attributable to temporary differences relating to:

	Deferred taxation liabilities	458,069,791	322,298,080

	Property, plant and equipment	457,268,993	321,752,553
	Payments in advance	800,798	545,527

	Deferred taxation assets	(21,536,946)	(17,020,848)
	Post-retirement medical aid benefit	-	(9,246)
	Accrual for leave pay	(11,974,688)	(8,438,370)
	Share-based payment provision	(7,329,783)	(6,157,072)
	Provisions for environmental rehabilitation	(2,498,447)	(1,788,023)
	Other	265,972	(628,137)

	Transfer to liabilities directly associated with assets held for sale	(436,532,845)	-

	Net position at 31 December	-	305,277,233

	The movement for the year in the company's net deferred tax position
	was as follows:

	Deferred taxation liabilities
	At 1 January	322,298,080	245,696,179
	Income statement movement	135,771,711	76,601,901

	At 31 December	458,069,791	322,298,080

	Deferred tax asset
	At 1 January	17,020,847	9,707,313
	Income statement movement	4,516,098	7,313,534

	At 31 December	21,536,946	17,020,847
	Transfer to liabilities directly associated with assets held for sale	(436,532,846)	-

	Net position at 31 December	-	305,277,233

		2007	2006
		R	R

23	ENVIRONMENTAL OBLIGATIONS

	Provision for decommissioning costs	16,923,577	12,346,146
	Opening balance	12,346,146	10,751,251
	Movement for the year	4,577,431	1,594,895
	Discounted amount for decommissioning of expansion projects (Note
	11)	3,306,125	469,421
	Charged to net investment income (Note 7)	1,271,306	1,125,474

	Provision for restoration costs	3,639,585	3,475,350
	Opening balance	3,475,350	3,358,767
	Movement for the year	164,235	116,583
	Discounted amount for increase in restoration obligation charged to
	income statement	-	-
	Charged to net investment income (Note 7)	164,235	116,583

	Environmental obligations before funding	20,563,162	15,821,496

	Less: Environmental trust (Note 14)	11,947,826	9,655,900

	Unfunded environmental obligations	8,615,336	6,165,596

	Transfer to liabilities directly associated with assets held for sale	(20,563,162)	-

	Undiscounted amount of environmental obligations	47,955,051	45,705,933

	Key assumptions
	Pre-tax risk-free real discount rate	4.0%	5.0%

		2007	2006
		R	R

24	EMPLOYEES' SERVICE BENEFIT OBLIGATIONS

	Share-based payments provisions	25,275,113	21,231,282
	Provision for post-retirement medical aid benefits	-	31,882
	Transfer to liabilities directly associated with assets held for sale	(25,275,113)	-
		-	21,263,164

	Net movement for the year in the company's provision for post
	retirement medical aid benefits was as follows:

	At 1 January	31,882	19,427
	Utilised during the year	(31,882)	12,455
	At 31 December	-	31,882

	Provision for post retirement obligations	1,130,161	1,058,210
	Less: Reimbursive right	(1,130,161)	(1,026,328)
	At 31 December	-	31,882

25	ACCOUNTS PAYABLE

	Trade accounts	85,378,180	56,074,274
	Other payables and accruals	59,249,866	29,787,221
	Accrual for leave pay	41,292,027	29,097,827
	Subsidiary company loan account (Annexure B)	1,000	451,000
	Transfer to liabilities directly associated with assets held for sale	(185,921,073)	-
		-	115,410,322

		2007	2006
		R	R

26	RECONCILIATION OF PROFIT BEFORE TAXATION TO
	CASH FROM OPERATIONS

	Profit before taxation	728,136,134	532,518,344
	Adjustment for:
	Interest paid	16,441,352	370,146
	Anglo Platinum Management Services Loan at Call Account (interest
	received)	(3,295,200)	(2,220,837)
	Growth in environmental trust	(907,327)	(589,812)
	Amortisation and depreciation of property, plant and equipment	54,544,045	72,551,914
	Profit on disposal of mining plant and equipment	(656,084)	(282,507)

		794,262,920	602,347,248
	Movement in non-cash items	(7,433,902,506)	152,998,241
	Increase in employees' service benefits	4,011,949	11,587,026
	Increase in Platinum Producers Environmental Trust	(2,291,926)	(1,924,529)
	Decrease in amount owing to group companies	(378,234,541)	142,093,688
	Net change to decommissioning asset	(3,306,125)	(469,421)
	Increase in provision for environmental obligations	4,741,666	1,711,477
	Movement relating to non-cash dividend declaration to holding
	company	(7,058,823,529)	-
	Working capital changes	7,294,165,851	(64,194,506)
	Decrease/(Increase) in metal inventories	130,836,820	(27,319,550)
	Decrease in stores and materials	326,250	-
	Decrease/(Increase) in accounts receivable	33,668,501	(56,608,681)
	Increase in accounts payable and interest free loan	7,129,334,280	19,733,725

	Cash from operations	654,526,265	691,150,982

27	TAXATION PAID

	Amount overpaid at beginning of year	33,404,016	2,315,208
	Current taxation provided (Note 9)	151,103,847	89,523,613
	Amount unpaid at end of year	3,275,604	(33,404,016)

	Payments made	187,783,467	58,434,805

	Transfer amounts unpaid to assets held for sale	3,275,604	-

		2007	2006
		R	R

28	COMMITMENTS

	Mining property, plant and equipment
	Contracted for	173,400,000	154,985,000
	Not yet contracted for	514,200,000	820,216,000

	Authorised by the directors	687,600,000	975,201,000
	Allocated for expansion of capacity	78,800,000	-
	- within one year	77,300,000	-
	- thereafter	1,500,000	-
	Maintenance of capacity	608,800,000	975,201,000
	- within one year	208,200,000	486,567,000
	- thereafter	400,600,000	488,634,000

	These commitments will be funded from existing cash resources,
	borrowings and any other funding strategies embarked on by the
	Group.

29	INTEREST-BEARING BORROWINGS

	Short-term Borrowings:
	* Anglo Platinum Management Services (Pty) Limited	209,963,123	2,735,569
	Transfer to liabilities directly associated with assets held for sale	(209,963,123)	-
		-	2,735,569
	The weighted average borrowing rate as at 31 December 2007 was
	11.6090%. (2006: 8.2350%) (2005: 7.8733%)

30	INTEREST FREE LOAN

	Interest free loan: Anglo Platinum Limited	7,058,823,529	-

	The loan is interest free, unsecured with no fixed terms of re-payment.
	The loan arose due to restructuring of the LPM operations prior to the
	implementation of the disposal of LPM

		2007	2006
		R	R

31	AMOUNTS OWED (TO)/BY GROUP COMPANIES

	Anglo Platinum Management Services (Proprietary) Limited	10,474,081	3,517,004
	Anglo Platinum Research Centre (division of Rustenburg Platinum
	Mines Limited)	2,072,438	72,778
	Anglo Platinum Shared Services (Proprietary) Limited	2,032,106	1,062,740
	Platmed (Proprietary) Limited	188,575	-
	Potgietersrust Platinum Limited	30,869,214	-
	Rustenburg Platinum Mines Limited	(87,253,419)	(341,270,058)
	Transfer to assets held for sale	41,617,005	-
		-	(336,617,536)

32	RELATED PARTY TRANSACTIONS

	The Company and its subsidiaries, in the ordinary course of business,
	enter into various sale, purchase and service transactions with the
	ultimate holding company, Anglo American plc, its subsidiaries, joint
	ventures and associates. These transactions are priced on an arms-
	length basis. Material related party transactions were as follows:

	Amounts owed by related parties	259,964	810,943

33	CONTINGENT LIABILITIES
	There are no commitments or contingent liabilities on date of signature that the directors are aware of.

34	SUBSEQUENT EVENTS
	On January 1 2008 LPM disposed of the entire business as a going concern to Richtrau No 179 (Proprietary)
	Limited for R 7,058,823,529.

35	FINANCIAL RISK MANAGEMENT

The Company does not trade in financial instruments but, in the normal course of its operations, the Company is exposed to currency, metal price, investment, credit, interest rate and liquidity risk. In order to manage these risks, the Company may enter into transactions that make use of financial instruments. The Company has developed a comprehensive risk management process to facilitate, control, and monitor these risks. This process includes formal documentation of policies, including limits, controls and reporting structures.

Controlling risk in the Company

The Executive Committee and the Financial Risk sub-committee are responsible for risk management activities within the Company. Overall limits have been set by the Board. The Executive Committee is responsible for setting individual limits. In order to ensure adherence to these limits, activities are marked to market on a daily basis and reported to the Company Treasurer. The Finance Risk sub-committee, composed of Marketing and Treasury executives, meets weekly to review market trends and develop strategies to be submitted for Executive Committee approval. The Treasury is responsible for managing investment, currency, interest rate and liquidity risk within the limits and constraints set by the Board. The Marketing Department is responsible for managing metal price risk, also within the laid-down limits and constraints set by the Board.

Currency risk

The Company operates in the global business environment and many transactions are priced in a currency other than South African rand. Accordingly the Company is exposed to the risk of fluctuating exchange rates and seeks to actively manage this exposure through the use of financial instruments, particularly in periods of increased uncertainty. These instruments typically comprise forward exchange contracts and options. Forward contracts are the primary instruments used to manage currency risk. Forward contracts require a future purchase or sale of foreign currency at a specified price.

Current policy prevents the use of option contracts without Executive Committee approval. Options provide the Company with the right but not the obligation to purchase (or sell) foreign currency at a pre-determined price, on or before a future date. Few contracts of this nature were entered into during the year, and no such contracts were in existence at year end.

Metal price risk

Metal price risk arises from the risk of an adverse effect on current or future earnings or uncertainty resulting from fluctuations in metal prices. The ability to place forward contracts is restricted owing to the limited size of the financial market in PGMs. Financial markets in certain base metals are, however well established. The Company places contracts where opportunities present themselves to increase/reduce the exposure to metal price fluctuations. Historically, the Company has made use of forward contracts to manage this exposure. Forward contracts enable the Company to obtain a pre-determined price for delivery at a future date. No such contracts existed at year-end.

Investment, liquidity risk and interest rate risk

During the year the position of the Company alternated between being in a borrowed position and being surplus cash. The size of the Company's position is it either short cash or long cash, exposes it to interest rate risk. Where necessary, the Company covers these exposures by means of derivative financial instruments subject to the approval of the Executive Committee. During the period, the Company used forward rate agreements to a limited extent to manage this risk.

Liquidity risk is the risk that the Company will be unable to meet a financial commitment in any location or currency. This risk is minimized through the holding of cash balances and sufficient available borrowing facilities (refer Note 27). In addition, detailed cash flow forecasts are regularly prepared and reviewed by Treasury. The cash needs of the Company are managed according to its requirements.

Credit risk

Credit risk arises from the risk that counterparty may default or not meet its obligations timeously. The Company minimizes credit risk by ensuring that counterparties are banking institutions of the highest quality. Where possible, management ensures that netting agreements are in place. Counterparty limits are reviewed annually by the Executive Committee.

Trade accounts receivable involve a small group of international companies. The financial condition of these companies and the countries they operate in are regularly reviewed.

	Carrying amount as at 31 December			Fair value as at 31 December
Type of instrument	2007	2006	2005	2007	2006	2005
	R	R	R	R	R	R
Cash and cash
equivalents	-	156,096,745	69,567,244	-	156,096,745	69,567,244
Accounts receivable	-	181,483,909	124,875,228	-	181,483,909	124,875,228
Accounts payable	-	115,410,322	95,676,597	-	115,410,322	95,676,597
Interest bearing	-	2,735,569	104,094,827	-	2,735,569	104,094,827

31 Mining property, plant and equipment
			2007			2006

		Accumulated			Accumulated
	Cost	amortisation	Carrying amount	Cost	amortisation	Carrying amount
	R	R	R	R	R	R

Owned assets *
Mining
development and
infrastructure	612,614,454	209,916,050	402,698,404	588,861,570	215,269,344	373,592,226
Plant and
equipment	453,936,902	225,117,662	228,819,240	417,614,477	187,008,293	230,606,184
Land and
buildings	129,884,135	65,606,351	64,277,784	128,640,225	47,378,783	81,261,442
Motor vehicles	22,467,913	14,786,857	7,681,056	22,630,197	14,856,224	7,773,973
Furniture and
fittings	137,652	137,652	-	137,652	137,652	-

	1,219,041,056	515,564,572	703,476,484	1,157,884,121	464,650,296	693,233,825
Decommissioning
asset	9,839,173	1,300,449	8,538,724	6,533,048	1,010,530	5,522,518

Note 11	1,228,880,229	516,865,021	712,015,208	1,164,417,169	465,660,826	698,756,343

The carrying amount of mining assets can be reconciled as follows:

	Carrying
	amount at				Carrying
	beginning of				amount at end
	the year	Additions	Disposals	Amortisation	of the year
2007	R	R	R	R	R

Owned assets *
Mining development and
infrastructure	373,592,226	24,120,546	(91,258)	5,076,890	402,698,404
Plant and equipment	230,606,184	36,751,993	(101,606)	(38,437,331)	228,819,240
Land and buildings	81,261,442	1,243,910	-	(18,227,568)	64,277,784
Motor vehicles	7,773,973	2,760,266	(187,066)	(2,666,117)	7,681,056
Furniture and fittings	-	-	-	-	-

	693,233,825	64,876,715	(379,930)	(54,254,126)	703,476,484
Decommissioning asset	5,522,518	3,306,125		(289,919)	8,538,724

	698,756,343	68,182,840	(379,930)	(54,544,045)	712,015,208

2006
Owned assets
Mining development and
infrastructure	352,892,809	48,204,432	-	(27,505,015)	373,592,226
Plant and equipment	235,776,319	26,659,627	(5,537)	(31,824,225)	230,606,184
Land and buildings	90,022,252	457,133	-	(9,217,943)	81,261,442
Motor vehicles	4,019,132	7,792,653	(315,507)	(3,722,305)	7,773,973
Furniture and fittings	31,402	-	-	-31,402	-

	682,741,914	83,113,845	(321,044)	(72,300,890)	693,233,825
Decommissioning asset	5,304,121	469,421	-	(251,024)	5,522,518
	688,046,035	83,583,266	(321,044)	(72,551,914)	698,756,343

* Certain asset categories have been re-classified to enhance disclosure.

Investments in wholly-owned subsidiaries

ADDITIONAL DISCLOSURE AS REQUIRED BY THE LISTINGS REQUIREMENTS

	2007	2006

Earnings and diluted earnings per share (cents)	311.42	103.20
Headline and diluted headline earnings per share (cents)	311.42	103.20
Dividends per share (cents)	93.75	-
Weighted average number of shares in issue	120,000,000	120,000,000

Net asset value per share (cents)	680.87	463.20
Net tangible asset value per share (cents)	680.87	463.20
Shares in issue at end of year	120,000,000	120,000,000

SUMMARY OF PRINCIPAL DIFFERENCES BETWEEN INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”) AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“CANADIAN GAAP”)

The consolidated financial statements of Richtrau 179 (Proprietary) Limited (“Holdco”) for the year ended 31 December 2008 set out above have been prepared in accordance with IFRS. Anooraq prepares its financial statements in accordance with Canadian GAAP.

Material variations in the accounting principles, practices and methods used in preparing the financial statements of Holdco from principles, practices and methods accepted by Canadian GAAP are set out below.

The impact of Canadian GAAP on the income statements is as follows

		Year ended	Year ended
		31 December	31 December
		2008	2007
		R	R

Net Profit under IFRS		227 359 009	-
Adjustments for amortization and depletion not accounted for	1	-
		227 359 009	-
Tax effect of reconciling items	3	-	-

Net income attributable to common shareholders under Canadian
GAAP		227 359 009	-

The impact of Canadian GAAP on the balance sheets is as follows
ASSETS
Total assets under IFRS		7 192 170 921	8 155 423 317
Adjustments for depreciation, amortization and depletion	1&2	-

Total assets under Canadian GAAP		7 192 170 921	8 155 423 317

LIABILITIES
Total liabilities under IFRS		6 989 276 835	8 155 423 217
Assets held for sale	4	-	-
Total liabilities under Canadian GAAP		6 989 276 835	8 155 423 217

Shareholder's equity under IFRS		202 894 086	100
Adjustments for depreciation, amortization and depletion	1&2	-	-
Shareholder's equity under Canadian GAAP		202 894 086	100

Total liabilities and shareholder’s equity under Canadian
GAAP		7 192 170 921	8 155 423 317

The components of shareholder's equity under Canadian GAAP would be as follows

		Year ended	Year ended
		31 December	31 December
		2008	2007
		R	R
SHAREHOLDER'S EQUITY
Ordinary shares		100	100
Non-Distributable reserve		(40 732 688)
Share premium		-	-
Accumulated profits		243 626 674
Total Shareholder's equity in accordance with IFRS		202 894 086	100
	1,2
Adjustments for depreciation, amortization and depletion	&4	-	-
Total Shareholder's equity		202 894 086	100

The impact of Canadian GAAP on the cash flows is as follows
Cash flows from operating activities per IFRS		2 278 792 342
	1,2
Adjustment to profit before taxation due to reconciling items	&4	-
Taxation effect on adjustment of amortization and depletion	3	-
Cash flows from operating activities per Canadian GAAP		2 278 792 342	-

Cash flows used in investing activities per IFRS		(656 011 490)	(101)

Cash flows used in investing activities per Canadian GAAP		(656 011 490)	(101)

Cash flows from financing activities per IFRS		(1 543 867 294)	100

Cash flows from investing activities per Canadian GAAP		(1 543 867 294)	100

The financial statements of LPM for the years ended December 31, 2006 and 2007 set out above have been prepared in accordance with IFRS. Anooraq prepares its financial statements in accordance with Canadian GAAP.

Material variations in the accounting principles, practices and methods used in preparing the financial statements of LPM from principles, practices and methods accepted by Canadian GAAP are set out below.

The impact of Canadian GAAP on the income statements is as follows

		Year ended	Year ended
		December 31	December 31
		2007	2006
		R	R

Net consolidated profit / profit under IFRS		445,776,676	373,706,361
Adjustments for amortization and depreciation not accounted for	1	(27,272,023)	-
Adjustments for amortization and depreciation on unit of	2	-	(3,200,000)
production basis
Net income attributable to common shareholders under Canadian
GAAP		418,504,653	370,506,361

Tax effect of reconciling items	3	7,908,887	928,000

Net consolidated income / income attributable to common
shareholders under Canadian GAAP		426,413,540	371,434,361

The impact of Canadian GAAP on the balance sheets is as follows

ASSETS

Total consolidated assets under IFRS		699,459,353	1,647,574,749
Assets held for sale	4	1,138,217,692	-
	1&
Adjustments for depreciation, amortization and depletion	2	(27,272,023)	(3,200,000)

Total consolidated assets under Canadian GAAP		1,810,405,022	1,644,374,749

LIABILITIES
Total consolidated liabilities under IFRS		7,058,823,529	830,529,336
Assets held for sale	4	1,138,217,692
Taxation effect of adjustment	3	(7,908,887)	(928,000)

		8,189,132,334	829,601,336

Shareholder's equity under IFRS		(6,359,364,176)	817,045,413
	1&
Adjustments for depreciation, amortization and depletion	2	(19,363,136)	(2,272,000)

Shareholder's equity under Canadian GAAP		(6,378,727,312)	814,773,413

Total consolidated liabilities and shareholders’ equity under
Canadian GAAP		1,810,405,022	1,644,374,749

	Year ended	Year ended
	December 31	December 31
	2007	2006
SHAREHOLDER'S EQUITY
Shareholders’ equity
Ordinary shares	5,984,309	5,984,309
Share premium	-	201,919,230
Accumulated profits	(6,365,348,485)	609,141,874

Adjustments for depreciation, amortization and depletion	(19,363,136)	(2,272,000)

Total Shareholder's equity under Canadian GAAP	(6,378,727,312)	814,773,413

The impact of Canadian GAAP on the consolidated cash flows / cash flows is as follows
Consolidated cash flows / cash flows from operating activities per IFRS	450,301,446	632,346,031
Adjustment to profit before taxation due to reconciling items	(19,363,136)	(2,272,000)
Adjustments for depreciation, amortization and depletion	27,272,023	3,200,000
Taxation effect on adjustment of amortization and depletion	(7,908,887)	(928,000)
Consolidated cash flows / cash flows from operating activities per
Canadian GAAP	450,301,446	632,346,031

Consolidated cash flows / cash flows used in investing activities
per Canadian GAAP	(510,225,385)	(331,956,690)

Consolidated cash flows / cash flows from financing activities per IFRS	(213,859,840)	(42,197,108)

Consolidated cash flows / cash flows from investing activities per
Canadian GAAP	(213,859,840)	(42,197,108)

Notes

1.    Mineral Properties Assets held for sale

Under IFRS, LPM classified non-current assets as current assets due to the disposal of 51% of the equity held by its parent company to Anooraq. In addition property, plant and equipment was not amortized.

Under Canadian GAAP LPM’s non-current assets held for sale are classified as current assets only when the entity has sold them prior to the completion of the financial statements. In this instance Anooraq and Anglo Platinum Limited signed binding agreements on 28 March 2008. Accordingly, amortization previously excluded has been recognized.

2.    Mineral Properties

Under IFRS, capitalized development costs were amortized over the expected life of the particular mine and revised annually for the years ending December 31, 2006.

Under Canadian GAAP, resources property acquisition costs and exploration costs may be deferred and amortized to the extent they meet certain criteria. Capitalization costs under Canadian GAAP are amortized on a unit-of-production basis based on proven, probable and possible reserves

3.    Income Taxes

Under IFRS and Canadian GAAP, future income taxes are calculated based on enacted and substantively enacted tax rates applicable to future years.

The adjustment relates to the tax effects of 1 and 2 above

4.    Assets classified as held for Sale

Under IFRS, LPM classified non-current assets as current assets due to the disposal of 51% of the equity held by its parent company to Anooraq. Under Canadian GAAP LPM’s non-current assets held for sale are classified as current assets only when the entity has sold them prior to the completion of the financial statements. In this instance Anooraq and Anglo Platinum Limited signed binding agreements on 28 March 2008.

COMMENTARY ON LEBOWA PLATINUM MINE

MINERAL RESERVES

All of the reserves are contained within the current mining authorization.

MINERAL RESERVES AS AT 31 DECEMBER
2008
Underground		Merensky	UG2
Proved	Tons (millions)	21.7	32.1
	4E grade (g/t)	4.34	5.43
Probable	Tons (millions)	5.4	9,1
	4E grade (g/t)	4,16	5.17

MINERAL RESERVES AS AT 31 DECEMBER
2007
Underground		Merensky	UG2
Proved	Tons (millions)	23.1	34.1
	4E grade (g/t)	4.25	5.29
Probable	Tons (millions)	5.4	9.4
	4E grade (g/t)	4.06	5.04

MINERAL RESERVES AS AT 31 DECEMBER
2006
Underground		Merensky	UG2
Proved	Tons (millions)	17.5	30.6
	4E grade (g/t)	4.29	5.33
Probable	Tons (millions)	5.5	11.9
	4E grade (g/t)	4,31	5.23

SAFETY AND HEALTH

The lost time injury frequency rate at Lebowa regressed from the reported 2.48 in 2007 to 237 in 2008. This regression was a result of an increase in the amount of lost time injuries from 168to 126

SAFETY STATISTICS

		Fatality
Period	Number of fatalities	rate*	Lost time injury rate**

Year ended 31 December 2008	1	0,02	2.34
Year ended 31 December 2007	1	0.01	2.48
Year ended 31 December 2006	2	0.03	2.37

*     per 200 000 hours worked
**   > 1 day definition
        Safety statistics include all contractors' safety
        performance.

PRODUCTION

Production for 2008, at 74.200 ounces of equivalent refined platinum, signified a 21% decline from the 94,300 ounces reported in 2007. Production in 2008 was hampered by continued skilled labor related issues shortages and absenteeism, the nationwide power supply problems at the start of the year, stoppages related to safety issues and lower than planned grades achieved in the mined output. Tonnes milled for the year declined by 18% to 1,098,000 tonnes

Production continues to be constrained, especially on the Merensky horizon, and will continue to be so until the Brakfontein project is commissioned. LPM decreased the immediately available ore reserve position from 13.67 months at the end of 2007 to 8.9 months at the end of 2008

Production for 2007, at 94,300 ounces of equivalent refined platinum, signified an 11% decline from the 105,600 ounces reported in 2006. Production in 2007 was hampered by continued skilled labor shortages and absenteeism, the nationwide power failures at the start of the year, stoppages related to safety issues and lack of support supply during quarter two. Tonnes milled for the year declined by 14% to 1,333,000 tonnes.

In 2006, tons milled were up 3% from the previous year. Leplats produced 114 300 M&C platinum ounces in 2006, in line with 2006 metal production, but down 5% on plan, mainly due to an unprotected Contractors strike during February 2006.

COSTS

Total cash on mine costs for the year ended December 31,2008 increased by 8% to R1.03 billion due to general material cost inflation, increased labour costs associated with appointing additional labour hire employees as well as the granting of housing allowances, higher than anticipated power cost increases, abnormal fuel cost increases and an increase in the transport cost of ore. The above cost increase and lower production volumes resulted in the cash on-mine cost per tonne milled increasing by 46% to R942 per tonne while cash on-mine costs per equivalent platinum ounce increasing by 53% to R13,929 per ounce

In 2007, total cash on-mine costs increased by 11% to R0, 9 billion due to inflation, higher than inflation labor cost increases, increased transport of ore costs, increased housing costs due to a shortage of housing around the mine and increased labor costs associated with appointing labor hire employees with lower base rates as own enrolled employees at higher total cost to company rates. These appointments were made as part of the labor strategy in the company to perform key mining activities with permanent staff. The above cost increases and lower volumes resulted in the cash on-mine costs per tonne milled to increase 41% to R644 per tonne while cash on-mine costs per equivalent platinum ounce increased by 36% to R9,103 per ounce.

In 2006, the cash on-mine cost was negatively affected by rising fuel costs, changes to the remuneration model of contract labor at the Middelpunt Hill (UG2) operation and increased primary and sub-development to improve the ore reserve situation at the mine.

CAPITAL EXPENDITURE

Capital expenditure for the year ended December 31, 2008 amounted to R659 million, an increase of 28% compared to fiscal 2007. The increased capital expenditure is associated with the Brakfontein and Middlepunt Hill projects.

Total capital expenditure for 2007 amounted to R516 million, an increase of 54% from 2006. The increased capital is associated with the Brakfontein project.

In 2006, capital expenditure increased from R0.19 billion to R0.3 billion. This includes the Brakfontein Merensky replacement project of R210 million and the Middelpunt Hill (UG2) extension project of R23 million.

OUTLOOK

In September 2007, the Board of Anglo Platinum Limited (“Anglo Platinum” approved the disposal of an effective 51% of Lebowa Platinum Mines, wholly owned subsidiary of Anglo Platinum and an additional 1% of its interest in the Ga-Phasha Kwanda and Boikghantsho joint ventures(50:50 projects to Anooraq Resources Corporation (“Anooraq”) for a cash purchase consideration of R3.6 billion. The joint venture arrangement envisages the sale of 51% of LPM to Anooraq. Ore mined and concentrated at Lebowa will continue to be smelted and refined at Anglo Platinum’s facilities.

In April 2008 a number of definitive legal agreements were entered into which remains subject to various suspensive conditions. Due to the significant deterioration in global market conditions, coupled with a material decline in platinum group metal; prices and constrained debt and equity capital markets in the fourth quarter of 2008, the Lebowa mine plan and project pipeline (including the Middlepunt Hill UG2 expansion project), were placed under critical review in conjunction with Anooraq. Anglo Platinum and Anooraq remain committed to concluding the proposed transaction as soon as practically possible and have thus extended the date for fulfillment of the conditions until 30 April 2009.

.

PRODUCTION STATISTICS AND EFFICIENCY MEASURES

			2008	2007	2006
Tons broken	(thousands)		1.501	1,740	2,282
Tons milled	(thousands)		1.098	1,333	1,653
	(g/ton milled,
Built-up head grade	4E)		4.44	4.53	4.51
Immediately available ore
reserves	(months)		8.9	13.6	10.7
Average number of mine employees			4.290	4,392	4 120
Equivalent refined platinum
production	(thousand oz)		74.2	94.3	112.0
% UG2 mined to total output			40	38	42

Profitability and cost statistics
Operating performance
Cash on-mine costs per ton milled		R	942	644	469
Cash on-mine costs per ton milled		US$	114	91	69

Cash on-mine costs per equivalent Pt oz		R	13.929	9.103	6.922
Cash on-mine costs per equivalent Pt oz		US$	1.684	1.291	1,022

Cash operating costs per Pt ounce refined		R	14.230	10.154	8.022
Cash operating costs per Pt ounce refined		US$	1.721	1.440	1.185

Cash operating costs per PGM ounces refined		R	7,000	5,097	4,045
Cash operating costs per PGM ounces refined		US$	846	723	597

Operating income statement	(R millions)
Net sales revenue			1 426,2	2.035.3	1 579,6
Operating cost of sales*			(1 034,9)	(1,163.9)	(940.9)
Operating contribution			391,3	871.4	638.7

Operating margin	(%)		27.4	42.8	40.4
*Cost of sales excluding other costs
**Excludes contractors

SCHEDULE K
EXECUTIVE SUMMARY OF TECHNICAL REPORT ON LEBOWA

Attached.

K-1

Deloitte.

Executive Summary:
Technical Report: Lebowa Platinum Mine Limpopo Province, South Africa

On behalf of

Anooraq Resources Corporation

12 May 2009

Prepared by:

Dr J Schweitzer – Associate
Ph.D. Geology (Pretoria), Pr.Sci.Nat, FGSSA, FSAIMM

G Güler – Associate
M.Sc. Mining Engineering (Witwatersrand), Pr.Eng, FSAIMM, MAusIMM

P Lambert – Associate
M.Sc. (Eng) Mineral Economics (Witwatersrand), B.Sc. (Hons) Geology (Potchefstroom)

Prof. S de Waal - Associate
D.Sc. Geology (Pretoria), Pr.Sci.Nat, HFGSSA

P Kramers – Associate
B.Sc. Eng (Met), Pr.Eng, FSAIMM

T Naidoo – Senior Geologist
M.Sc. Exploration Geology (Rhodes), Pr.Sci.Nat, MGSSA

Anooraq Resources Corporation
Executive Summary – Lebowa 43-101

Section 12 Mark up

1 Introduction

This technical report (TR), which is compliant with National Instrument 43-101 and the CIM Definition Standards, describes the Lebowa mineral exploration, development and mining production area located in the Sekhukhuneland District in the Limpopo Province of South Africa (Lebowa). This report was compiled by Deloitte at the request of Anooraq Resources Corporation.

12.9 (h) (i)

Anooraq entered into a conditional agreement with Anglo Platinum, whereby Anglo Platinum will sell to Anooraq an effective 51% of Lebowa Platinum Mine (LPM) and an additional 1% interest in each of the GaPhasha, Boikgantsho and Kwanda Joint Venture Projects, resulting in Anooraq holding a controlling interest in each of these projects. This report concerns Lebowa Platinum Mine only.

This TR was prepared by Messrs J Schweitzer, G Güler, P Lambert, S de Waal, P Kramers, all associates of Deloitte, and T Naidoo, a Senior Geologist with Deloitte. A site visit was undertaken to Lebowa from 17 to 19 December 2008 by Messrs Schweitzer, Güler, Lambert and Naidoo. Messrs Güler and Naidoo visited the mine again from 20 to 21 January 2009, and Mr Güler visited the mine again on the 17th of March 2009. Mr Kramers visited the plant from 22 to 23 January 2009.

This TR was written as an update to the technical report prepared by Snowden in April 2008, and is largely a technical review of work performed by others. The Qualified Persons (QPs) of this TR provide their comments and opinion on the applicability of this work. Comments on the current Resource and Reserve Statement (Anglo Platinum Annual Report 2008) are also provided, but do not constitute an independent audit. Deloitte was not requested to conduct an independent audit.

2 Location

12.9 (h) (iii)

Lebowa Platinum Mine is situated in the Sekhukhuneland District of the Limpopo Province, the northernmost province of South Africa. It is located approximately 80 km southeast of Polokwane, the provincial capital, and approximately 330 km northeast of Johannesburg (Figure 1). The area is serviced by a tarred road between Polokwane and Lydenburg, the R37. There is direct access along a tarred service road from the main tarred road to the Lebowa Platinum Mine.

3 Geological Setting

12.9 (h) (v)

LPM is located in the geological area of South Africa commonly referred to as the Bushveld Complex (BC). The BC is situated in the northern half of South Africa and exists as an ellipse-shaped body consisting of five lobes. The BC is the world's largest known mafic igneous intrusion, and extends approximately 450 km east to west and approximately 250 km north to south. It underlies parts of the Limpopo, North-West, Gauteng and Mpumalanga Provinces. The BC is estimated to have been formed approximately 2,054 million years ago (Ma). The Rustenburg Layered Suite of the BC is host to Platinum Group Metal (PGM) mineralisation as well as chrome (Cr), vanadium (V), nickel (Ni), copper (Cu) and cobalt (Co). The BC is known for its continuity of layering and associated PGM mineralisation.

The PGM and base metal mineralisation of the eastern limb of the BC is contained primarily in two reefs, the UG2 Chromitite Reef (UG2) and the Merensky Pyroxenite Reef (Merensky). The PGM and base metal mineralisation of the Merensky predominantly occurs between an upper and a lower chromitite stringer. Mineralisation also extends to wider intervals above and below these stringers. PGM mineralisation is often associated with visible base metal sulphides.

Deloitte.
May 2009 - Page 1

Anooraq Resources Corporation

Executive Summary – Lebowa 43-101

strike length (Figure 2). The BC layering dips from northeast to southwest at approximately 25° in the northwestern areas (Zeekoegat), and gradually decreases to approximately 18° in the southeastern area (Brakfontein). The general structural geology is characterised by northeast and east trending dykes and faults with associated conjugated joint sets.

JAGDLUST 418 KS
WINTERSVELD 417 KS
ZEEKOEGAT 421 KS
DIAMAND 422 KS
MIDDELPUNT 420 KS
UMKOANESSTAD 419 KS
BRAKFONTEIN 464 KS
N
0
2
4
Kilometres

Figure 2: Mining Licences and Infrastructure.

The mining area is located within the farms Zeekoegat, Middelpunt, Umkoanesstad and Brakfontein (Figure 2). The northeastern portion of the mining area is located below a range of pyroxenite hills and the southwestern portion is below the valley floor, overlain by black turf.

4 Tenure

12.9 (h) (iv)

Lebowa Platinum Mines Limited (LPM) holds mining licences over several adjacent properties that overlie a portion of the northeastern limb of the Bushveld Complex. The properties comprising the LPM mining area, together with licence numbers and expiry dates are presented in Table 1, and are indicated in Figure 2.

Table 1: LPM Mining Licences.

Property	Portion	Area (ha)	Old Order Licence No.	Original Expiry Date	Date Conversion Granted	New Order Licence Number	Valid for
Middelpunt 420 KS	farm	1 544.91					
Diamand 422 KS	farm	2 238.65					
Umkoanesstad 419 KS	farm	2 635.10	06/2003	17/12/2025	12/05/2008	LP 30/5/1/2/59MR	Up to 30 years
Zeekoegat 421 KS	portion	2 127.69					
Brakfontein 464 KS	farm	2 391.04					
Wintersveld 417 KS	farm	2 459.75	23/2003	26/11/2013	12/05/2008	LP 30/5/1/2/65MR	Up to 30 years
Jagdlust 418 KS	farm	2 062.63					
Total		**15 459.77**					

12.9 (h) (iv)

In September 2004, Anglo Platinum submitted applications for new order mining rights to the South African Department of Minerals and Energy (DME), including an application for the conversion of old order mining rights held by LPM. A grant letter for

Deloitte.

May 2009 - Page 3

Anooraq Resources Corporation
Executive Summary – Lebowa 43-101

the conversion of old order Mining Rights to New Order Mining Rights was issued on the 12th of May 2008.

Deloitte understands that the Lebowa Transaction forms an integral component of Anglo Platinum's application to the DME for the conversion of LPM's old order mining rights, as it increases Lebowa's HDSA's equity ownership interest, one of the key outstanding requirements for conversion as contemplated in the Broad Based Socio-Economic Empowerment Charter for the South African Mining Industry (Mining Charter).

Consent for the transfer of the Mining Rights pursuant to the Lebowa Transaction, has been obtained (5 May 2008) from the DME in terms of Section 11(1) of the MPRDA.

Surface rights

12.9 (h) (iv)

The surface overlying the LPM orebodies is owned by the State, and tenure to the required areas is currently held through various surface right permits (SRPs) in terms of Section 90 of the Mining Rights Act of 1967, and lease agreements. Pursuant to Item 9 in Schedule II to the MPRDA, such SRPs will remain in force and attach to converted mining rights. Such SRPs have been re-registered in accordance with the requirements of Item 9.

Reconciliation is currently underway to ensure that LPM has valid SRPs over all surface areas used by Lebowa. Deloitte has been advised by Anglo Platinum that no discrepancies are expected.

During 2005, as part of the BRK Merensky Project and MPH UG2 Project, the process of rationalising, consolidating and re-applying to the Department of Land Affairs for revised and new SRPs, which include areas for the expansion projects, reached an advanced stage. Anglo Platinum states that LPM has currently received its SRPs, with the exception of the Umkoanesstad SRP. Turnaround time at the Department of Land Affairs cannot be estimated. However, there is negligible risk of the SRP not being approved, provided the surface use is in accordance with the approved EMPR and the statutory obligations referred to in Sections 37 to 46 of the MPRDA.

5 Outline - Lebowa Platinum Mine

12.9 (h) (ii)

LPM has been in production since 1969. Originally ore was produced from the Merensky Reef via Vertical Shaft located on the Middelpunt Hill property and various inclined shafts. In addition, since 2001, LPM has been producing ore from the UG2 via a series of adits at Middelpunt Hill.

In 2007 LPM produced 94,300 ounces of refined platinum from a milled tonnage of 1,333,000 (Anglo Platinum Annual Report, 2007). This dropped to 72,600 ounces of refined platinum from a milled tonnage of 1,098,000 in 2008 (Anglo Platinum Annual Report, 2008).

In its long-term planning in respect of LPM, Anglo Platinum determined that the production rate should be increased in order to reflect the true quality and scale of the mineral resource. Accordingly, Anglo Platinum compiled the LPM 2007 life-of-mine (LOM) plan, which comprised a two phase expansion of existing production from 130,000 tpm to 245,000 tpm (nominal 410,000 4E PGM Oz pa - Phase 1a Expansion) by 2012 and 375,000 tpm (nominal 630,000 4E PGM Oz pa) (Phase 1b Expansion) by 2019.

In view of the recent decline of the commodity market Anglo Platinum has embarked on a revised LOM plan. The revised production and cost schedule at LPM was effected primarily as a result of the global economic slowdown witnessed from June 2008, which had an adverse impact on financial and commodity markets, as well as the proposed financing strategy for implementation of the LPM acquisition, which necessitated the deferral of the UG2 MPH Delta 80 project in order to accommodate

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senior debt financing requirements. A LOM mining plan considering the revised parameters was under construction at the time of writing of this report. The first 5 years of this plan is being planned and scheduled in detail.

2008 Lebowa operations

Current production

12.9 (h) (ii)

Anglo Platinum indicates that current production of Merensky ore is 35 ktpm to 40 ktpm from the Vertical Shaft workings and 13 ktpm to 15 ktpm from the UM2 Inclined Shaft. UG2 production from the Middelpunt Hill Adits is 45 ktpm. This conforms to the production of 1 100 kt per annum as reported in Anglo Platinum's Annual Report (2008), which represents an average total monthly production of approximately 92 ktpm.

Merensky

The Vertical Shaft services the working places on the north-west extremity on the Zeekoegat property and on the lowest levels of the Vertical Shaft on the Middelpunt and Umkoanesstad properties while the UM2 Inclined Shaft services the workings on the south-east extremity within the Umkoanesstad and Brakfontein properties.

The current workings on Zeekoegat and Brakfontein and on portions of Umkoanesstad are remote from the shafts and as such productivity is less than optimal. Similarly, some working places on the Middelpunt property and on the nearer portions of Umkoanesstad, are accessed by winzes i.e. are below the lowest working level, and are particularly difficult to access.

UG2

Until 2006, UG2 ore production from the Middelpunt Hill Adits was steady at 55 ktpm. Since 2006 UG2 ore production from these adits has declined and has to some extent been supplemented by UG2 ore production from Level 0 of the Middelpunt Hill Decline. UG2 ore production from the Middelpunt Hill Adits is planned to ramp up from 35 ktpm to 60 ktpm until 2014.

Phase 1a Expansion - Approved Projects

12.9 (h) (vi)

There were two approved projects (at feasibility level) in Phase 1a expansion of the original plan, the Brakfontein Merensky Project at 120 ktpm (BRK Merensky Project) and the Middelpunt Hill UG2 Expansion Project at 125 ktpm (MPH UG2 Project).

Prior to the Anglo Platinum's 'Investment Proposal' (IP) process, Anglo Platinum project teams – with support from selected mining engineering consulting companies, prepared Feasibility Studies including detailed capital budget estimates and mine plans.

Both of these projects have been through the IP process and funding is therefore approved. However, due to the currently subdued financial market, these expansion projects have been slowed down (BRK Merensky) and postponed (MPH UG2).

Merensky

The BRK Merensky Project, approved by Anglo Platinum in 2004, is planned to produce 120 ktpm of Merensky ore from the area below the oxidised zone and above 650 m below surface, via a Decline Shaft System located on the Brakfontein property.

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In the new mining plan it is indicated that Brakfontein Merensky ore production will replace Vertical/UM2 Shaft production in 2014 at 1 113 ktpa and steady-state production of 1 440 ktpa is expected from 2016 through till 2027.

The BRK Merensky Project is currently in the development stage, with first production achieved in 2008. As of December 2008 approximately ZAR960 M had been spent and a further ZAR186 M is expected to be spent to complete the project.

UG2

The MPH UG2 Project (Delta 80), approved by Anglo Platinum in 2007 was planned to produce 125 ktpm of UG2 ore from below the oxidised zone to 650 m below surface, within the Middelpunt property. The project included the continued sinking of the Middelpunt Hill Decline and the sinking of a new Decline Shaft System, from near the site of the current UM1 Shaft, through the hanging-wall and the UG2, to intersect the Middelpunt Hill Decline on No.2 Level. Below No.2 Level the Decline Shaft System will continue as a conventional footwall decline shaft system as described in Section 18.2.2 of the main report.

This project has been postponed to ± 2017. Therefore, UG2 reef production is expected to commence in 2013 and maintained until 1 525 ktpa is achieved in 2021, which will be maintained until 2043. The approved budget for the MPH UG2 Project, in 2006 terms, was ZAR 1,091.54M.

Phase 1b Expansion - Proposed Projects

There were three proposed projects in the Phase 1b expansion:

The Brakfontein UG2 Project (BRK UG2),

The Zeekoegat Merensky Project (ZKG Merensky), and

The Zeekoegat UG2 Project (ZKG UG2)

The Brakfontein UG2 Project was at a Pre-Feasibility Study level and the Zeekoegat Projects were at Conceptual Study level. The former included a Preliminary Cost Estimate and the latter an Order of Magnitude Cost Estimate. All these projects were postponed, and do not form a part of the current mine plan. The Brakfontein UG2 Project was included in Anooraq's financial model from 2026 onwards.

6 Key Modifying Factors

The Mineral Resource to Mineral Reserve conversion for the Merensky Reef was based on the block model grades. The resource tonnage and grade was converted to a plant head grade by applying the relevant modifying factors.

12.9 (h) (vii)

After applying the geological losses and modifying factors the entire Merensky Reef horizon is mined, therefore no cut-off grade needed to be applied.

The following modifying factors were applied to the Lebowa Mineral Resource estimates (see Table 2). These factors are supported in the documented Mineral Resource/Reserve conversion process for the Brakfontein Merensky Project.

A minimum stope width of 85 cm has been used for the Merensky workings. The stope width is the sum of the channel thickness, the hangingwall cut and the appropriate footwall cut.

The modifying factors applied for the Lebowa Approved Projects supporting the documented Mineral Resource to Reserve conversion process are detailed in Table 2. A minimum stope width of 0.95 m has been used for the UG2 workings. The mining cut has been approved by C Ackhurst (MTS Manager). The resource cut is based on

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the sum of the geotechnical hangingwall cut, the UG2 and a minimum of 0.1 m footwall component.

The Mineral Resource to Mineral Reserve conversion for the UG2 was based on the kriged block model grades. The resource tonnage and grade was converted to a plant head grade by applying the relevant modifying factors.

After applying the geological losses and modifying factors, the entire UG2 horizon is mined therefore no cut-off grade needs to be applied.

Individual key mining modifying factors used in the Reserve estimates are summarised in Table 2.

12.9 (h) (vii)

Table 2: Summary of key mining modifying factors

			UG2		Merensky	
			Proved	Probable	Proved	Probable
Extraction		Pillar Loss	15%	9%	5.50%	5.50%
		% Extraction	85%	85%	94.50%	94.50%
Stoping	Dimensions	Stoping reef cut	98.80%	98.50%	97.90%	97.90%
		ASGs	5.00%	5.10%	10%	10%
		Winch beds	1.00%	0.90%	0.30%	0.30%
	Modifying factors	Off reef mining loss	1.60%	2.30%	1.60%	1.60%
		RIF/RIH loss	0.20%	0.60%	0.50%	0.50%
		Off reef development (re-dev)	2.00%	0%	1.90%	1.90%
		Overbreak/dilution	5%	5.10%	0.50%	0.50%
		Fall of Ground	0.8%	0.00%	0.00%	0.00%
Development	Dimensions	Development reef cut	1.20%	1.50%	2.10%	2.10%
		Development Waste cut	156%	196%	250%	250%
		Cubbies - Reef cut	0%	0%	1.00%	1%
		Cubbies - Waste cut	0%	0%	2%	2%
	Modifying factors	Off reef mining loss	0%	1.10%	20%	20%
		RIF/RIH loss	0%	0%	4.50%	5.00%
		Off reef development (re-dev)	1.60%	1.10%	0%	0%
		Fall of Ground	0%	0%	0.10%	0%

7 Key Environmental Issues

12.9 (h) (viii)

Permitting

In accordance with the MPRDA, all EMPRs must be submitted to the DME together with financial guarantees. An approved EMPR certifies that all the legislative requirements at the date when a prospecting or mining right is granted, have been met or adequately provided for, and ongoing compliance will be monitored in terms of the approved EMPR. As and when mining plans are altered, so must the existing EMPR be amended and submitted for consideration and approval. In the case of Lebowa the following approvals have been granted.

An approval under Section 39(1) of the Minerals Act, dated 23 June 1998, exists in respect of an EMPR for the mining licence area in Mining Licence 6/2003 on the Middelpunt, Diamand, Zeekoegat, and Umkoanesstad properties (initially Brakfontein was not included).

An approval under Section 39 of the Minerals Act, dated 21 June 2003, was granted to an amendment to the existing EMPR, concerning a new tailings dam on the Umkoanesstad property.

An approval under Section 39 of the Minerals Act, dated 23 September 2003, was granted to an amendment to the existing EMPR, concerning the UG2 Concentrator.

Finally, an approval under Section 39 of the Minerals Act, dated 26 November 2003, was granted to an amendment to the existing EMPR, concerning the BRK Merensky Project and its associated infrastructure on the Middelpunt, Umkoanesstad and Brakfontein properties. This last approval therefore included Brakfontein in the EMPR, therefore all EMPR amendments have been approved.

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As part of the EMPR, LPM is obliged to engage a professional independent consultant to conduct an annual audit of performance against the standards set in the EMPR. As part of this audit, the independent consultant is also obliged to estimate the financial liability for closure and rehabilitation at Lebowa.

Environmental liabilities

Currently the most significant environmental liabilities that have been identified at LPM are dust generation from the tailings dams and seepage of contaminated water from the settling dams.

Tailings dams dust

12.9 (h) (viii)

The consolidated Merensky tailings dam at LPM has been identified as a major source of dust in this relatively arid area. At present, some remedial steps have been undertaken to allay the dust and these include partial vegetation of the slopes of the dam as well as constructing wind-screens on the top of the dam. Both are considered inadequate and in the longer term as legislation becomes stricter it is expected that the slopes and top of the tailings dams will have to be clad with rock and/or adequately vegetated.

Contaminated water run-off and seepage

12.9 (h) (viii)

Initial shallow underground mining at LPM intersected both weathered and fractured overlying aquifers. Therefore, there is an ongoing seepage of ground water into the workings from the Rapholo River. In addition, water from the decant water catchment dam below the tailings dam also seeps into the workings. Total ingress is in the order of 11,000 cubic metres per day.

Subsequently there is on-going pumping of a significant amount of water out of the mines and into surface settling dams.

LPM was granted a new water use licence in October 2008, which licence is effective for a period of 30 years from date of grant. In terms of this licence LPM is entitled to discharge wastewater into the Rapholo River up until April 2009. Thereafter, a zero wastewater discharge policy into the Rapholo River becomes effective. In order to comply with this policy LPM has commenced with various remedial measures, and intends to construct and commission a lined catchment dam for that purpose.

Deloitte has been advised that SRK Consulting has been appointed as the design engineer for purposes of designing the lined water-catchment dams and that funds were provided in the 2008 budget.

Rehabilitation Provision

12.9 (h) (viii)

Environmental liability provisioning in the South African mining industry is a requirement of the MPRDA and must be agreed upon by the relevant regulatory authorities (mainly DME and the Department of Water Affairs and Forestry (DWAF)). Annual contributions are made to the Platinum Producers Environment Trust, an environmental trust fund, which provides for the estimated costs of pollution control and rehabilitation.

The South African Revenue Service approves such annual contributions to the trust fund and requires that these contributions be estimated on the basis of the remaining liability over the remaining LOM.

If contributions to the trust fund in respect of a mining project are deficient at the start of the project, a mining company is obliged to lodge guarantees with the DME, or

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alternative measures such as insurance policies may be agreed between the mining company and the DME.

In 2008, Anglo Platinum stated the LOM closure cost of Lebowa to be ZAR63.139 M. The estimate for premature closure is ZAR92.205 M. LPM's contribution to the trust fund as of 31 December 2008 was approximately ZAR15.176 M. The shortfall between the estimate for premature closure and the balance in the trust fund (ZAR77.029 M) is currently provided for by bank guarantees.

8 Mineral Resource and Mineral Reserve Statement

12.9 (h) (ix)

The Mineral Resource and Mineral Reserve figures reflect the position as at 31 December 2008 by allowing for depletion, losses and any additions which have occurred following the last update of the Mineral Resource and Mineral Reserve estimates in December 2007. Neither the 2007 nor the 2008 Resource and Reserve estimates were externally audited. The 2007 Resource and Reserve estimates were reviewed by Snowden (2008).

Snowden (2008) concludes in their review that the 2007 Mineral Resource and Reserve estimates are in accordance with SAMREC and the CIM definition standards.

Both the 2007 and 2008 Mineral Resource and Reserve estimates were compiled by Anglo Platinum personnel, and have been stated to be in accordance with the Australasian Code for the Reporting of Mineral Resources and Mineral Reserves (The JORC Code, 2004) as a minimum standard and in compliance with The South African Code for Reporting of Mineral Resources and Mineral Reserves, the SAMREC Code, 2007, in Anglo Platinum's Competent Persons Sign-off Report, dated 30 November 2008.

The 2008 Resource estimate (Table 3) is based on the 2007 geological model, as drilling in 2008 did not result in material changes to the geological model. The 2008 Reserve estimate (Table 4) was derived, as was the 2007 Reserve estimate, by applying modifying factors to the resource.

The new mine plan will form the basis of the 2009 Life of Mine plan and the 2009 Reserve estimate. As the revised mining plan is currently being designed and scheduled, detailed parameters cannot as yet be derived.

Mineral Resource and Mineral Reserve estimates are reported as follows for the LPM properties (including the existing Lebowa Mine, and planned project expansions at Brakfontein and Middelpunt). Mineral Resources (Remaining Resources) are also reported for the regions outside of the existing mine plans and project expansion plans but within the LPM properties.

In summary, the 2007 and 2008 Resource and Reserve statements have been prepared by in-house Anglo Platinum personnel. Neither statement has been externally audited.

In Deloitte's opinion, the terms, Measured, Indicated and Inferred Mineral Resources, as used in this report are consistent with the CIM Definition Standards and the SAMREC Code

The 2008 Reserve estimates, as stated in the Anglo Platinum Annual Report, are based on applying modifying factors to the mineral resources, and are not derived from a scheduled mining plan. Although mining plans for both reefs do exist, these were not used during reserve estimation. This approach, according to Deloitte's interpretation of the SAMREC Code, may invalidate code compliancy, as the SAMREC Code requires Reserves for operating mines to be based on a Life of Mine plan. National Instrument 43-101, which follows the CIM Definition Standards, requires a pre-feasibility study as a minimum basis on which to base reserve estimation.

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12.9 (h) (ix)

Table 3: Lebowa Platinum Mine Mineral Resource Statement – December 2008

Category	Tonnage (Mt)	4E grade (g/t)	4E contained metal (Moz)	Pt grade (g/t) (kriged)	Pd grade (g/t) (kriged)	Rh grade (g/t) (kriged)	Au grade (g/t) (kriged)
Merensky Reef							
Measured	25.92	5.64	4.71	3.63	1.5	0.21	0.3
Indicated	27.39	5.51	4.85	3.46	1.52	0.2	0.33
Measured and Indicated	53.31	5.58	9.56	3.54	1.51	0.2	0.32
Inferred	102.89	5.3	17.53	3.34	1.45	0.2	0.31
UG2 Reef							
Measured	108.47	6.6	23.03	2.7	3.23	0.55	0.12
Indicated	71.91	6.56	15.18	2.7	3.2	0.53	0.13
Measured and Indicated	180.38	6.58	38.21	2.7	3.22	0.54	0.12
Inferred	145	6.61	30.82	2.72	3.23	0.53	0.13

Notes: Mineral Resources are exclusive of Mineral Reserves.
Tonnes and ounces have been rounded and this may have resulted in minor discrepancies.
The 4E elements are platinum (Pt), palladium (Pd), rhodium (Rh) and gold (Au).
Only Measured and Indicated Resources have been converted to Mineral Reserves.
A zero cutoff grade was applied.
The UG2 Resources include areas of bifurcated UG2.
The Mineral Resources were calculated by Anglo Platinum (Mafoko and Hanekom, 2008).

12.9 (h) (ix)

Table 4: Lebowa Platinum Mine Mineral Reserve Statement - December 2008

Category	Tonnage (Mt)	4E grade (g/t)	4E contained metal (Moz)
Merensky Reef			
Proven	21.71	4.34	3.02
Probable	5.43	4.10	0.73
Total Reserve	27.14	4.31	3.76
UG2 Reef			
Proven	32.1	5.43	5.60
Probable	9.1	5.17	1.50
Total Reserve	41.2	5.37	7.10

Notes: Mineral Reserves have been determined by applying modifying factors to the Mineral Resources.
Tonnes and ounces have been rounded and this may have resulted in minor discrepancies.
The 4E elements are platinum (Pt), palladium (Pd), rhodium (Rh) and gold (Au).
Only Measured and Indicated Resources have been converted to Mineral Reserves.
Mineral Reserve grade is based on the hoisted ore grade.
The Mine Call Factors used in the Mineral Reserve calculations for both reefs are 97 % and 98 % for the Proven and Probable Reserves, respectively. However, Deloitte notes that the agreed Mine Call Factor for the UG2 Reef was 94%.

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Recent changes in the economic commodity market are not considered.
The Mineral Reserves were calculated by Anglo Platinum (Mafoko and Hanekom, 2008).

9 Risk

Risk assessment results

12.9 (h) (x)

The risk assessment is the first step, after which further action is taken, depending on whether the controls to be applied require elimination, mitigation or tolerance of the risk.

Areas of concern

The difference between pre 2000 and post 2000 grade needs to be investigated to determine whether a fire assay correction factor should be applied.
Special mining considerations may need to be considered where bifurcated reef exceeds 1.20 m i.e. mining at stoping widths greater than 1.20 m will require specific support patterns including more areal support (packs rather than sticks).
The assaying problems at EBRL need to be resolved as they are affecting the updating of the underground sampling database and the resource estimates.
The MRM system should be upgraded in order to cater for storage of prill split data for the underground sampling.
The lateral continuity of the bifurcated UG2 intersections needs to be investigated by pitting and trenching where the bifurcated reef outcrops.

Known issues that materially affect mineral reserves

LPM has successfully mined and processed Merensky Reef and UG2 and has economically produced 4E concentrate for the last 25 years. However, Deloitte notes that the SAMREC Code clearly states that for all Mineral Reserves, parameters should be detailed with engineering studies completed to at least a pre-feasibility level, and a LOM plan for an operation. This is not the case for the 2007 estimate, as it includes areas such as Zeekoegat and the Brakfontein UG2 (Snowden, 2008).
The mine call factor (MCF) applied to the 2008 UG2 Reserve estimations was 97%, whereas a MCF of 94% had been agreed.
The UG2 and Merensky Reef 2007 and 2008 Reserve estimates were determined by applying modifying factors based on historical insights and experience, independent from the mining plan and scheduling process. This approach, according to Deloitte's interpretation of the SAMREC Code, may invalidate code compliancy.
The total 2008 declared UG2 Reserve is 41.2 Mt, however the mining schedule generates a 44.9 Mt reserve. The total 2008 declared Merensky Reserve is 27.1 Mt, as compared to a scheduled output of 25.8 Mt. These discrepancies could be attributed to the non-adherence to concurrent reserve estimation and mine planning.

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10 Economic analysis

Commodity prices

Anooraq appointed external consultants to determine current consensus PGE and BM prices. Tables 6 and 7 summarise the current consensus, mean prices used in the DCF model for the first four years.

Table 6: Metal prices used in the cashflow model (nominal terms).

	2009	2010	2011	2012	Trend
Platinum (US$/Oz)	1052	1237	1369	1398	1339
Palladium (US$/Oz)	235	293	349	363	378
Rhodium (US$/Oz)	2831	3421	4049	4436	3700
Nickel (US$/lb)	5.6	6.7	7.5	7.9	7.2
Copper (US$/lb)	1.9	2.3	2.7	2.6	1.9

Following is the weighted unit revenue for the 4E basket of metals for the first four years of production. The basket price includes the weighting according to prill-split and source of production i.e. Merensky or UG2.

Table 7: Weighted 4E metal prices for the first four years of the original cash flow model (real and nominal terms).

			2009	2010	2011	2012	LOM
4E basket	US$/Oz	nominal	753	888	999	1035	
		real	753	868	950	956	967
Exchange rate	ZAR/US$	nominal	9.67	9.42	9.43	9.81	
		real	9.67	9.21	9.02	9.17	9.60
4E basket	ZAR/kg	nominal	234 238	268 718	302 764	326 336	
		real	234 238	256 901	275 404	281 904	297 371
SA CPI			0.0%	4.6%	5.1%	5.3%	
US CPI			0.0%	2.3%	2.8%	2.9%	

Company tax

The current South African Income Tax regime for companies applies to LPM and the DCF model therefore includes the following tax regime:

Company income tax rate of 28 % on taxable income.

Secondary tax on companies, a tax on dividends declared, of 10 %.

A withholding tax of 10 % for dividends payable to non-residents.

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a) LPM should run their mining plan and scheduling concurrent with the Reserve estimation in order to ensure code compliance.

b) The Mine Call Factor for the UG2 Reserve estimate should be 94 %.

c) It is recommended that LPM continue with the process of updating the LOM plan in accordance with the strategy outlined in Anooraq's financial model.

d) Scope exists to enhance the mine's geological model, which is also indicated by the variability of reef characteristics for both the UG2 and the Merensky Reef. Model improvement can be achieved through more detailed domaining using orebody characteristics such as pothole characteristics and distribution, grade, channel width or the bifurcated nature of the UG2. Once these domains have been defined these should be geostatistically validated and the Resource estimation should be re-run accordingly.

e) Future studies should be conducted at LPM aiming at the quantification of the geological loss associated with bifurcated UG2 reef, as well as geological losses due to potholing below a depth of 650 m (cf. Section 18.9). In addition, special mining conditions, including support, may need to be considered where bifurcated UG2 exceeds 1.20 m.

f) Due to the significant travelling and transport distances at Vertical Shaft, dynamic logistic simulation should be performed. This will indicate whether the planned tonnages can be hoisted, and will also identify potential bottlenecks.

g) Due to the volatile nature of the current financial environment, the input parameters for the DCF, such as commodity prices, exchange rates and CPI, should be analysed at shorter intervals to establish the impact of changing conditions.

h) It is recommended to upgrade the UG2 Measured and Indicated Resources to Reserve status to cover the existing shortfall in the current financial model.

i) The MRM system should be upgraded in order to cater for storage of prill split data for the underground sampling.

j) Increasing the frequency of underground sampling should be investigated.

k) The Department of Mineral and Energy Affairs has opted to temporarily close operations in the case of major accidents or fatality(ies). It is recommended that this "Stop and Think" approach is considered during mine planning.

l) Borehole logs do not always identify potholes or the edge of potholes. This should be rectified through detailed logging and recording.

m) Further work is necessary to understand the sporadic Merensky Reef footwall mineralisation so that the mining cut Resource extraction can be optimised.

n) A pothole study similar to the one performed by Chitiyo et al. (2008) should be considered by LPM. This could potentially lead to the confident predication of percentage potholed, and could also identify areas of significant potholing, which will impact on the geological loss factor to be applied.

13 Statement by Competent Person

12.9 (h) (xi)

This Executive Summary is a true reflection of the full Competent Person's Report, entitled *Technical Report: Lebowa Platinum Mine* and dated 20 March 2009, which was prepared by Deloitte on behalf of Anooraq Resources Corporation.

Deloitte.
May 2009 - Page 17

SCHEDULE L
FAIRNESS OPINION ON THE ISSUE OF THE
PLATEAU B2 AND B3 PREFERRED SHARES TO THE SPV

PRIVATE & CONFIDENTIAL

11 May 2009

The Directors
Anooraq Resources Corporation
4th Floor
82 Grayston Drive
Sandton
2146
South Africa

For the attention of the Board of Directors

Dear Sirs

Fairness Opinion in Connection with the Proposed Issue of Class B Convertible Preference Shares by Plateau Resources (Pty) Ltd, a Wholly Owned Subsidiary of Anooraq Resources Corporation

1.1       Introduction

In accordance with our letter of engagement dated 6 May 2009, we present our opinion in terms of paragraph 5.53 (b) of the JSE Limited (“JSE”) Listings Requirements in relation to the issue of compulsory convertible preference shares by Plateau Resources (Pty) Ltd (“Plateau”), a wholly owned subsidiary of Anooraq Resources Corporation (“Anooraq”) with a face value of R1.1 billion at a date when all conditions precedent have been met (the “B2 and B3 Preference Shares”).

Pursuant to the acquisition by Anooraq of a 51% interest of Lebowa Platinum Mine (“Lebowa”) and an additional 1% of the Boikgantsho, Ga-Phasha and Kwanda Projects (collectively, “the Acquisition”), Pelawan Investments (Pty) Limited (“Pelawan”), the sole beneficiary of the Pelawan Trust, which is the controlling shareholder of Anooraq, will establish a special purpose vehicle as a wholly owned subsidiary of Pelawan (“the Pelawan SPV”) and transfer a portion of its Anooraq shareholding to the Pelawan SPV as security for the B2 and B3 Preference Shares.

Rustenburg Platinum Mines Limited (“RPM”) will subscribe for Pelawan SPV cumulative convertible preference shares for an aggregate subscription price of ZAR1.1 billion (“the B1 Preference Shares”). The Pelawan SPV will utilise these proceeds to subscribe for the B2 and B3 Preference Shares.

In respect of a specific issue of options and convertible securities for cash to a related party, paragraph 5.53 (b) (i) of the JSE Listings Requirements stipulates that the issue will be subject to the inclusion of a statement by the board of directors confirming whether the issue is Fair insofar as the shareholders of the issuer are concerned.

Before making this statement, the board of directors must obtain a fairness opinion in accordance with Schedule 5.

The issue of the B2 and B3 Preference Shares by Plateau to the Pelawan SPV represents a specific issue of convertible securities. The issue is to a related party, as the Pelawan SPV is controlled by Pelawan. Consequently, in terms of Section 5.53 (b) (i), the Board of Anooraq (“the Board”) is required to obtain a fairness opinion prepared in accordance with Schedule 5 as to whether the issue of the B2 and B3 Preference Shares by Plateau is fair insofar as the shareholders (excluding the related party) are concerned.

Anooraq has therefore requested PricewaterhouseCoopers Corporate Finance (Pty) Ltd (“PwC Corporate Finance”) to act as independent professional expert in terms of the JSE’s Listings Requirements and to provide an opinion as to whether the terms and conditions of the issue of the B2 and B3 Convertible Preference Shares are Fair (as defined below). We understand that the results of our work will be used by the Board to satisfy the requirements of Section 5.53 of the JSE’s Listings Requirements.

1.2       Definition of Fair

In the case of the issue of the B2 and B3 Preference Shares, the issue would be considered Fair if the consideration received by Plateau for the conversion rights granted is equal to, or greater than the underlying value of the conversion rights contained in the B2 and B3 Preference Shares being issued. Fairness is primarily based on quantitative issues but certain qualitative issues surrounding the particular transaction may also need to be considered in arriving at our conclusion. Even though the consideration may be lower than the market value of the assets, the entire transaction may still be fair after considering other significant factors.

The Fairness Opinion will not purport to cater for individual shareholder positions but rather the general body of shareholders. Should a shareholder be in doubt, he or she should consult an independent adviser.

1.3       Sources of Information

In the course of our analysis, we relied upon financial and other information obtained from the management of Anooraq and its advisers, together with industry related and other information in the public domain. Our conclusion is dependent on such information, which is listed below, being accurate in all material aspects.

The principal sources of information used in formulating our opinion are as follows:

  The term sheet pertaining to the issue of the B2 and B3 Preference Shares;

  Financial data from Reuters, Factiva and McGregor BFA.

  Historical JSE, TSX Venture Exchange and the NYSE Amex share trading data for Anooraq;

  Audited financial statements of Anooraq for the 2008 financial year; and

  Discussions with Management of Anooraq on aspects of the issue of the B2 and B3 Preference Shares.

Where practicable, we have corroborated the reasonableness of the information provided to us for the purpose of supporting our opinion, whether in writing or obtained through discussions with Anooraq management.

1.4       Procedures

The procedures we performed comprised the following:

  We conducted a high level review of Anooraq share trading history. However, our engagement did not include performing a valuation of the Anooraq ordinary shares;

  We reviewed presentation material provided by the arranger of the issue;

  We reviewed the final term sheet dated 7 May 2009 (“the Term Sheet”);

  We considered the terms and conditions of the B2 and B3 Preference Shares; and

  We held discussions with management to clarify and resolve other material issues.

1.5       Assumptions

Our opinion is based on the following key assumptions:

  Current economic, regulatory and market conditions will not change materially;

  The issue of the B2 and B3 Preference Shares will not result in any adverse tax consequences from the perspective of Anooraq’s shareholders;

  The terms and conditions contained in the final signed agreements will not differ materially from the Term Sheet provided;

  The mechanism contained in the Term Sheet achieves the ultimate objective of issuing exactly 227 400 000 Anooraq ordinary shares to Pelawan and RPM; and

  Representations made by Anooraq management and their advisors during the course of forming this opinion.

1.6       Findings

Our review of the Term Sheet indicated that the issue of the B2 and B3 Preference Shares will ultimately result in the issue of exactly 227 400 000 Anooraq ordinary shares, regardless of whether the price of an Anooraq share increases or decreases between the date of the issue of the B2 and B3 Preference Shares and the date of their conversion. The issue of the B2 and B3 Preference Shares for R1.1 billion is akin to a deferred share issue of 227 400 000 Anooraq ordinary shares at R4.84 per share.

The number of Anooraq shares to be issued is fixed. There is no inherent optionality associated with the B2 and B3 Preference Shares. The economic benefit associated with owning the B2 and B3 Preference Shares is identical to the benefit of owning 227 400 000 Anooraq Shares, with the exception of dividend rights, which do not accrue to the holders of the B2 and B3 Preference Shares.

1.7       Opinion

As required by Section 5.53 of the JSE Listings Requirements, this opinion covers only the convertible securities to be issued. It does not provide comfort on the Acquisition price, the number of B2 and B3 Preference Shares to be issued, or the proposed transaction as a whole.

Based upon our analysis, subject to the foregoing and after taking into account all financial and non-financial considerations, we are of the opinion that the terms and conditions in respect of the issue of the B2 and B3 Preference Shares are Fair to the ordinary shareholders of Anooraq as at the date of this letter.

Our opinion is based on the current economic, market, regulatory and other conditions and the information made available to us by Anooraq’s management up to 8 May 2009. Accordingly, subsequent developments may affect this opinion, which we are under no obligation to update, revise or re-affirm.

In considering our opinion, shareholders should take particular notice of the following factors:

  The issue of the B2 and B3 Preference Shares is a key enabler for the Acquisition. The Acquisition will result in a significant change in the business of Anooraq, as it will transform Anooraq into a company with control over PGM production of 72 600 platinum ounces (based on 2008 production at Lebowa) and control over a resource base of approximately 200 million PGM ounces. The Acquisition will also provide Anooraq with funding to finance future exploration.

  The issue of the B2 and B3 Preference Shares is a prerequisite to Anooraq maintaining its Black Economic Empowerment credentials.

This Fairness opinion does not purport to cater for individual shareholders’ positions but rather the general body of shareholders. A shareholder’s decision regarding fairness of the terms of the issue of the B2 and B3 Preference Shares may be influenced by his or her particular circumstances (for example taxation and the price paid for the shares). Should a shareholder be in doubt, he or she should consult an independent adviser as to the merits of the issue of the B2 and B3 Preference Shares, considering his/her personal circumstances.

1.8       Independence

We confirm that PwC Corporate Finance holds no shares in Anooraq or its subsidiaries, directly or indirectly. We have no interest, direct or indirect, beneficial or non-beneficial, in the Anooraq, its subsidiaries, or the outcome of the issue of the B2 and B3 Preference Shares.

1.9       Limiting Conditions

This letter and opinion has been prepared solely for the Board of Anooraq in connection with and for the purposes of the issue of the B2 and B3 Preference Shares in terms of JSE Listings Requirements. Therefore it shall not be relied upon for any other purpose. We assume no responsibility to anyone if this letter and opinion are used for anything other than their intended purpose.

While our work has involved an analysis of financial information and preparation of financial models, our engagement does not include an audit in accordance with International Standards on Auditing of the Anooraq’s existing business records. Accordingly, we assume no responsibility and make no representations with respect to the accuracy of any information provided by, and on behalf of you.

The valuation of financial instruments is not a precise science and the conclusions arrived at in many cases will necessarily be subjective and dependent on the exercise of individual judgement. Further, whilst we consider our opinion fair and defensible based on the information available to us others may have a different view and arrive at a different conclusion.

Yours faithfully

Jan Groenewald
Director

SCHEDULE M
REVISED LISTING PARTICULARS

As the purchase consideration in respect of the Acquisition (ZAR2.6 billion) exceeds the market capitalisation of Anooraq, the JSE requires Revised Listing Particulars to be prepared. These Revised Listing Particulars have therefore been prepared in compliance with the JSE Listings Requirements, which stipulate that it must be assumed that all of the resolutions set out in the Notice of Annual and Extraordinary General Meeting, which forms part of the Information Circular to which these Revised Listing Particulars are attached, will be passed at the Meeting to be held on Monday June 15, 2009 and that such transactions have completed.

Cautionary Note to Readers

These Revised Listing Particulars include certain statements that may be deemed “forward looking statements”. All statements in these Revised Listing Particulars, other than statements of historical facts, that address potential acquisitions assumed to be completed, future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward looking statements. The Company believes that such forward looking statements are based on reasonable assumptions, including assumptions that: the Acquisition and the transactions ancillary thereto will complete; Lebowa will achieve production levels similar to previous years; the Company will be able to continue its financing strategy on favourable terms; and the Ga-Phasha Project and Boikgantsho Project exploration results will continue to be positive. Forward looking statements however, are not guarantees of future performance and actual results or developments may differ materially from those in forward looking statements. Factors that could cause actual results to differ materially from those in forward looking statements include market prices, exploitation and exploration successes, changes in and the effect of government policies with respect to mining and natural resource exploration and exploitation and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward looking statements.

Introduction

In addition to the information set out elsewhere in the Information Circular relating to:

  the prospects of Anooraq after closing of the Acquisition and the grounds for the directors’ opinion thereon;

  the controlling shareholder of Anooraq;

  the major shareholders of Anooraq;

  prior shares issues and repurchases;

  the market values of the Common Shares;

  the Code of Corporate Practice and Conduct;

  directors’ interests in transactions;

  directors interests in Common Shares; and

  material contracts;

the following information is presented in compliance with the JSE Listings Requirements:

Corporate information

Role in the Company	Name	Street address	Postal address
Company Secretary	Iemrahn Hassen	4th Floor, 82 Grayston Drive, Sandton, 2146, South Africa	PO Box 782103, Sandton, 2146, South Africa
Auditor	KPMG Canada	9th Floor, 777 Dunsmuir Street, Vancouver, British Columbia, Canada V7Y 1K3	PO Box 10426, Vancouver, British Columbia, Canada V7Y 1K3
Attorneys	McCarthy Tétrault LLP Cliffe Dekker Hofmeyr Inc.	Suite 1300, 777 Dunsmuir Street, Vancouver, British Columbia, Canada V7Y 1K2 1 Protea Place, Sandown, South Africa	PO Box 10424, Pacific Centre, Vancouver, British Columbia, Canada V7Y 1K2 Private Bag X7, Benmore, 2010, South Africa
Bankers	Standard Bank CIBC Commercial Banking Standard Chartered Bank	Standard Bank Centre 3
Simmonds Street,
Johannesburg, 2001,
South Africa
400 Burrard Street, 7th
Floor, Vancouver,
British Columbia,
Canada
3rd Floor, 2 Merchant
Place, 1 Fredman Drive,
		Sandton, South Africa	PO Box 61344, Marshalltown, 2107, South Africa 400 Burrard Street, 7th Floor, Vancouver, British Columbia, Canada PO Box 782080, Sandton, 2146, South Africa
Independent expert	PricewaterhouseCoopers Corporate Finance (Pty) Limited	2 Eglin Road, Sunninghill, 2157, South Africa	Private Bag X36, Sunninghill, 2157, South Africa

Brief general history of the Anooraq group

Prior to the acquisition of Lebowa Platinum Mine (the “Acquisition”), Anooraq was in the business of acquiring and exploring mineral exploration properties with its principal focus being the exploration of PGM prospects in South Africa through Plateau. The implementation of the Acquisition is the first stage in advancing the Company’s PGM production strategy.

Prior to January 2004, Anooraq had mainly focused on the acquisition and exploration of mineral properties on the Northern Limb of the Bushveld Complex, approximately 250 kilometres north of Johannesburg. The Northern Limb has excellent potential for discovery and development of large scale PGM deposits that are amenable to open pit mining. In 2002, Plateau carried out an integrated exploration program on the Kwanda Project but no work has been done on the South or North Blocks in 2006, 2007 or 2008. From 2000-2003, programs were carried out in three areas of Anooraq’s large land package in the Northern Limb, with promising results from the Drenthe Farm and the Rietfontein Farm.

Work in 2004 continued to delineate the mineralization within the Platreef horizon on the Drenthe and Witrivier farms and the northern part of the Overysel Farm, under a joint venture named the Boikgantsho Joint Venture, between Anooraq and RPM, with Anooraq as the operator. The Company expanded the Drenthe PGM deposit, discovered the Overysel North PGM deposit, and announced estimates of the indicated and inferred mineral resources for the deposits in the fourth quarter of fiscal 2004. Preliminary results of metallurgical test work for the deposits were also released.

In January 2004, the Company announced it had agreed to terms whereby the Company and Pelawan would combine their respective PGM assets, comprising the Company’s PGM projects on the Northern and Western Limbs of the Bushveld Complex and Pelawan’s 50% participation interest in the Ga-Phasha (previously known as “Paschaskraal”) Project on the Eastern Limb of the Bushveld Complex (“the Pelawan Transaction”). The Ga-Phasha property, located approximately 250 kilometres northeast of Johannesburg, had significant mineral resources already outlined as well as excellent additional potential consisting of four farms – Portion 1 of Paschaskraal 466KS, and the whole of farms Klipfontein 465KS, De Kamp 507KS and Avoca 472KS – covering an area of approximately 9,700 hectares.

In 2005, an infill drilling program was carried out on the Drenthe deposit under the Boikgantsho Project. Results confirmed the continuity of the mineralization within a provisional pit established during engineering work in 2004. In addition, a prefeasibility study was initiated in 2005 but work on it was deferred in 2006 and 2007.

Anooraq then completed an inward secondary listing on the JSE Limited in 2006, and began trading on December 19, 2006 under the trading symbol of ARQ. The Company also trades on the TSX-V (symbol ARQ) and NYSE Amex (symbol ANO).

Anooraq’s activities in 2006 and 2007 mainly focused on monitoring and providing input to exploration work by Anglo Platinum on the Ga-Phasha Project. The work included exploration drilling and preliminary mining, infrastructure and related studies toward completion of a prefeasibility study.

In September 2007, Anooraq entered into a transaction framework agreement with Anglo Platinum whereby Anooraq would purchase an effective 51% interest in Lebowa and increase its interest in the Ga-Phasha Project from 50% to 51%. The parties also announced that they had reached an agreement in principle for Anooraq to increase its interest in the Boikgantsho and Kwanda Projects from 50% to 51%.

On March 28, 2008, Anooraq, through Plateau, entered into definitive acquisition agreements with Anglo Platinum and certain of its wholly-owned subsidiaries (collectively, “Anglo Platinum”) regarding the acquisition of an effective 51% of Lebowa and an additional 1% of the Ga-Phasha Project, the Boikgantsho Project and the Kwanda Project, for an aggregate cash consideration of ZAR 3.6 billion.

As part of its due diligence process, Anooraq engaged international mining industry consultants to conduct a technical review of Lebowa. Subsequent to announcing the results of the technical review and agreement in April 2008, the Company focused on fulfilling the conditions precedent to the Lebowa Transaction, including taking steps to obtain all necessary shareholder and regulatory approvals, as well as to complete the necessary financings. However, during the period July to October 2008, global economic conditions deteriorated significantly, contributing to a material decline in platinum group metal prices and resulting in constrained debt and equity capital markets.

On October 23, 2008, Anglo Platinum announced that it was reviewing the costing and scheduling of all its capital projects in light of current metal price levels and uncertainty in global markets. Anooraq participated in the review of the costing and scheduling of the Middlepunt Hill project (“MPH project”), which was part of the planned Lebowa expansion. Anglo Platinum and Anooraq also agreed to review the current Anglo Platinum approved mine plan and capital program at Lebowa. As a result of these developments, the parties undertook to review the basis of the Acquisition.

As set out in the Information Circular of which these Revised Listing Particulars form part, on May 13, 2009, the Acquisition Agreements were amended resulting in a decrease in the effective purchase price for Lebowa and the Other Assets to ZAR 2.6 billion. The Financing Arrangements were also entered into. The structure of the Anooraq group after the implementation of the Acquisition is set out on page 31.

Subsequent to the implementation of the Acquisition, Anooraq will hold a 51% interest in Lebowa as well as a 51% interest in each of Ga Phasha, Boikgantsho and Kwanda.

Lebowa is located on the north-eastern limb of the Bushveld Complex adjacent to the Ga-Phasha Project. The Lebowa operation consists of a vertical shaft and declines to access the underground development on the Merensky and UG2 Reefs, and two concentrators. According to the Anglo Platinum 2008 Annual Report, refined production at Lebowa was approximately 147,600 ounces of platinum, palladium, rhodium and gold from 1.1 million tonnes of ore milled.

In light of the joint review undertaken in respect of Lebowa, Anooraq and Anglo Platinum have determined to implement an initial approach at Lebowa by:

(a)

extending current Merensky production at the Vertical shaft and UM2 incline shaft, at the same time as the Merensky production profile at the new Brakfontein decline shaft system ramps up to steady state production of approximately 120,000 tpm. Once the Brakfontein Merensky production is at steady state, production from the Vertical and UM2 shafts will be phased out to completion; and

(b)	retaining the existing UG2 production levels at Middelpunt Hill (approximately 45,000 tpm) and deferring the Middelpunt Hill Delta 80 expansion project (“MPH Delta 80 project”).

Once the initial phase has been implemented, the parties intend to increase the existing UG2 production profile to approximately 125,000 tpm at steady state through the implementation of the MPH Delta 80 project commencing in 2016, and thereby increasing Lebowa production to 245,000 tpm at steady state by 2019.

The revised plan will be reviewed by Anglo Platinum and Anooraq on a regular basis in terms of current and estimated future market conditions.

Since the announcement of the Acquisition in September 2007, Anooraq has primarily focused its resources on completing due diligence on Lebowa, and completing other tasks required to complete the transaction, deferring pre-feasibility work on Ga-Phasha and other project activities.

In 2009, the Company’s primary focus will be the completion of the Acquisition, and consideration of synergies between Lebowa and Ga-Phasha prior to further advancement of the pre-feasibility level work on the latter project. Anooraq also intends to re-initiate pre-feasibility work on the Boikgantsho Project.

Other than as described above, there have been no material changes in the business of Anooraq or any change in its controlling shareholder during the past five years.

Incorporation, structure and transactional history

Anooraq was incorporated on 19 April 1983 under the laws of the Province of British Columbia, Canada. The Company was transitioned under the Business Corporations Act on 11 June 2004, on which date the Company altered its Notice of Articles to change its authorized share structure from 200,000,000 common shares without par value to an unlimited number of common shares without par value.

From 1996 to mid 1999 the Company’s mineral exploration was focused on metal prospects located in Mexico. Anooraq Mexico is now an inactive wholly-owned subsidiary of the Company.

The Company has two active Cayman Islands subsidiaries, N1C Resources and N2C Resources. These two subsidiaries were incorporated on 2 December 1999 under the laws of the Cayman Islands, BWI. Their use represents a common method for Canadian mining companies to hold foreign resource assets for Canadian tax planning considerations. The two-subsidiary structure was adopted by the Company with a view to minimizing exposure to potential capital gains taxes on value realization. The Company holds 100% of the shares of N1C

Resources, which in turn holds 100% of the N2C Resources shares. N2C Resources holds 100% of the shares of Plateau, which was purchased by Anooraq on 28 August 2001.

Plateau originally held the legal rights to the mineral interests comprising the Platreef Project, which in turn was comprised of the Boikgantsho, Kwanda and Rietfontein Projects. Plateau Resources was the main operating entity of the Company and, prior to the Acquisition, all of the Company’s underlying assets were held in 50% joint ventures with Anglo Platinum, other than the Rietfontein Project which was a joint venture between Anooraq and Ivanhoe Nickel and Platinum Limited. These joint ventures were, in turn, held through Plateau.

Pursuant to the terms of the Pelawan Transaction, which was completed in September 2004, and which constituted a reverse take-over (“RTO”) under the policies of the TSX-V, the Company acquired Pelawan’s 50% shareholding in Ga-Phasha and the rights to its 50% participation interest in the Ga-Phasha Project in return for the issue of 91.2 million Anooraq common shares (the “Consideration Shares”) and a cash payment of ZAR 15.7 million. In December 2006, the Company entered into a Settlement Agreement with Pelawan to waive the deemed dilutive financing arrangement contemplated in the 2004 share exchange agreement in terms of which Anooraq then issued 36 million common shares (“Adjustment Consideration Shares”) and share purchase warrants for the purchase of 167 million common shares in Anooraq (“BEE Warrants”) to Pelawan as consideration for the settlement (completed in June 2007). On December 20, 2007, the Company entered into an amending agreement (the “Amending Agreement”) with the Pelawan Trust to amend the exercise procedure of the BEE Warrants to allow Pelawan to finance the exercise of the BEE Warrants by way of a bridge loan. The Pelawan Trust then conditionally exercised the BEE Warrants on December 20 2007, by depositing an escrowed amount equal to the aggregate exercise price for the Warrants ($225 million or ZAR 1.6 billion) into an interest bearing account (the “Deposit Account”) with RMB, to be released upon the satisfaction of certain release conditions. The release conditions were not satisfied by December 31, 2008 and Anooraq did not receive the exercise proceeds of the BEE Warrants or the interest earned thereon by that date. As a result, the BEE Warrants expired on December 31, 2008 and the Company did not issue 167 million common shares to Pelawan as contemplated.

Details of the Acquisition are set out in the Information Circular of which these Revised Listing Particulars form part.

Trading objects

Other than in respect of establishing trading objects for the shelf companies which were used for purposes of implementing the Acquisition, the trading objects of Anooraq and its subsidiaries have not changed in the last five years.

Details of principle immovable property held or occupied by Anooraq and its subsidiaries

Property	Situation,	Area	Tenure	Rental	Unexpired term
Head office	4th floor, 82 Grayston Drive, Sandton, Johannesburg	Office -1 266m2 Terraces - 84.2m2 Basement storage - 34m2 Basement Parking	5 years initially with an option to extend to 2017. Lease commenced December 1, 2007	ZAR 222 908.56 excluding Value Added Tax	42 months as at April 2009

Material acquisitions and disposals

Other than the Acquisition there have been no material acquisitions or disposal undertaken in the last three years nor are there any proposed acquisitions or disposals being contemplated.

Material inter company financing arrangements

The details and terms of all material intercompany financial and other transactions are set out below.

Lender	Borrower	Reason for loan	Amount	Terms
N2C Resources	Plateau	Financing and acquisition of mineral rights	CAD38 million (loan eliminates on consolidation)	This loan is unsecured. Interest is charged at LIBOR plus 2% and there are no fixed terms of repayment. The loan is repayable in Canadian dollars and is not covered by forward exchange contracts.
Anglo Platinum	Plateau	60% to be invested in the preparation and completion of bankable feasibility study of Ga-Pasha	CAD14.7 million	This loan is secured by Plateau’s interest in Ga-Phasha. The loan bears interest at 2% above prime as quoted by Standard Bank. Interest is payable in 6 month intervals.
N1C Resources	N2C Resources	Financing and acquisition of mineral rights	CAD38 million (loan eliminates on consolidation)	This loan is unsecured. Interest is charged at LIBOR plus 2% and there are no fixed terms of repayment. The loan is repayable in Canadian dollars and is not covered by forward exchange contracts.

Share Capital of the Company

The Company’s authorised share capital consists of an unlimited number of Common Shares.

The table below sets out the issued and outstanding Common Shares of Anooraq at the last practicable date prior to finalisation of the Information Circular.

ZAR‘000s
Issued
186 640 007 Common Shares of no par value	ZAR 412 112 558
(CAD 54 948 341 at an exchange
rate of R 7.50: CAD)
Treasury shares	0
TOTAL	ZAR 412 112 558

The table below sets out the share capital of Anooraq after the implementation of the Acquisition, the Amendments and the issuance of shares to the Share Ownership Trusts, based on the assumption that ZAR 115.8 million is made available for subscription for 12 866 667 million Common Shares at a subscription price per Common Share of ZAR 9.00.

ZAR‘000s
Issued
199 506 674 Common Shares of no par value	ZAR 527 912 558
(CAD 70 388 341 at an exchange
rate of R 7.50: CAD)
Treasury shares	0
TOTAL	ZAR 527 912 558

The table below sets out the share capital of Anooraq after the implementation of the Acquisition, the Amendments, the issuance of shares to the Share Ownership Trusts and the Financing Arrangements based on the assumption that the Common Shares issued in terms of the Share Settled Financing were issued at ZAR 15.00 per Common Share.

ZAR‘000s
Issued
426 906 674 Common Shares of no par value	ZAR 3 938 912 558
(CAD 525 188 341 at an exchange
rate of R 7.50: CAD)
Treasury shares	0
TOTAL	ZAR 3 938 912 558

The table below sets out the share capital of Anooraq after the implementation of the Acquisition, the Amendments, the issuance of shares to the Share Ownership Trusts, the Share Settled Financing and the Compensation Transactions and the Share Settled Financing based on the assumption that the Common Shares issued in terms of the Compensation Transactions were issued at ZAR 9.00 per Common Share.

ZAR‘000s
Issued
427 695 563 Common Shares of no par value	ZAR 3 946 012 558
(CAD 526 135 008 at an exchange
rate of R 7.50: CAD)
Treasury shares	0
TOTAL	ZAR 3 946 012 558

Simultaneous issues

To the best knowledge of the directors, no other Common Shares are to be issued simultaneously or almost simultaneously with, the issuances of Common Shares described in this Information Circular.

Preferential Rights

Other than as set out under Financing Arrangements, there are no preferential conversion or exchange rights over Anooraq Common Shares.

Rights Attaching to Securities

Extracts from the Company’s articles dealing with the voting rights attaching to securities, rights to dividends, rights on liquidation, consents necessary to vary rights and the control of authorised but unissued shares are set out below.

Voting rights

11.1       Subject to any special voting rights or restrictions attached to any class or series of shares and the restrictions on joint registered holders of shares, on a show of hands every member who is present in person and entitled to vote thereat shall have one vote and on a poll every member shall have one vote for each share of which he is the registered holder and may exercise such vote either in person or by proxyholder.

Rights to dividends

20.1       The Directors may from time to time declare and authorize payment of such dividends, if any, as they may deem advisable and need not give notice of such declaration to any member. No dividend shall be paid otherwise than out of funds and/or assets properly available for the payment of dividends and a declaration by the Directors as to the amount of such funds or assets available for dividend wholly or in part by the distribution of specific assets and in particular by paid up shares, bonds, debentures or other securities of the Company or any other corporation or in any one or more such ways as may be authorized by the Company or the Directors and where any difficulty arises with regard to such a distribution the Directors may settle the same as they think expedient, and in particular may fix the value for distribution of such specific assets or any part thereof, and may determine that cash payments in substitution for all or any part of the specific assets to which any members are entitled shall be made to any members on the basis of the value so fixed in order to adjust the rights of all parties and may vest any such specific assets in trustees for the persons entitled to the dividend as may seem expedient to the Directors.

20.3       Subject to the rights of members (if any) holding shares with special rights as to dividends, all dividends on shares of any class or series shall be declared and paid according to the number of such shares held.

20.8 Notwithstanding anything contained in these Articles the Directors may from time to time capitalize any undistributed surplus on hand of the Company and may from time to time issue as fully paid and non-assessable any unissued shares, or any bonds, debentures or debt obligations of the Company as a dividend representing such undistributed surplus on hand or any part thereof.

Variation of rights

6.3       The Company may alter the Memorandum or these Articles

(a)	by special resolution, to create, define and attach special rights or restrictions to any shares, and

(b)	by special resolution and by otherwise complying with any applicable provision of its Memorandum or these Articles, to vary or abrogate any special rights and restrictions attached to any shares

And in each case by filing a certified copy of such resolution with the Registrar but no right or special right attached to any issued shares shall be prejudiced or interfered with unless all members holding shares of each class or series whose right or special right is so prejudiced or interfered with consent thereto in writing, or unless a resolution consenting thereto is passed at a separate class or series meeting of the holders of the shares of each such class or series by a majority of three-fourths of the votes cast, or such greater majority as may be specified by the special rights attached to the class of shares.

Control of authorised but unissued shares

The authorised but unissued shares are under the control of the directors in terms of the article set out below.

3.1       Subject to these Articles and the Memorandum and to any direction to the contrary contained in a resolution passed at a general meeting authorizing any increase or alteration of capital, the shares shall be under the control of the Directors who may, subject to the rights of the holders of the shares of the Company for the time being issued, issue, allot, sell or otherwise dispose of, and/or grant options on or otherwise deal in, shares authorized but not outstanding or which, having been previously issued, have been purchased or redeemed by the Company and are available to be sold or reissued at such times, to such persons (including Directors), in such manner, upon such terms and conditions, and at such price or for such consideration, as they, in their absolute discretion, may determine.

Rights upon liquidation

The rights of shareholders on liquidation are not specified in the Company’s articles.

Previous Issues and Repurchases of Common Shares

Details of the issues of Common Share by Anooraq in the preceding five years are set out elsewhere in the Information Circular. In addition, the following issues of Common Shares have been or are to be undertaken in terms of the Acquisition, the issuances to the Share Ownership Trusts, the Financing Arrangements and the Compensation Transactions.

Details of issues	Date of issue	Number of shares issued / to be issued	Issue price	Reason for premium / discount	Value of asset acquired
Issue of 17 548 ordinary shares by Holdco to RPM in consideration for ZAR 1 764.6 million	Closing Date	17 548	ZAR 99,995	RPM injects R1.765bn into Holdco as a capital injection, in the form of ordinary shares	ZAR 1 764 705 833 cash
Issue of 17 548 ordinary shares by New Opco to Holdco in consideration for ZAR 1,764.6 million	Closing Date	17 548	ZAR 99,995	Holdco injects R1.765bn into New Opco as a capital injection, in the form of ordinary shares	ZAR 1,764,705,833 cash
Issue of 49 ordinary shares by Boikgantsho to RPM in consideration for RPM’s rights in respect of the Boikgantsho Project	Closing Date	49	ZAR 12,528 367.34 per share		ZAR 613,890,000
Issue of 49 ordinary shares by Boikgantsho to Plateau in consideration for Plateau’s rights in respect of the Boikgantsho Project	Closing Date	49	ZAR 12, 528,367.34 per share		ZAR 613,890,000
Issue of 50 ordinary shares by Kwanda to RPM in consideration for RPM’s rights in respect of the Kwanda Project	Closing Date	50	ZAR 216 667.10 per share		ZAR 10 833 355

Details of issues	Date of issue	Number of shares issued / to be issued	Issue price	Reason for premium / discount	Value of asset acquired
Issue of 50 ordinary shares by Kwanda to Plateau in consideration for Plateau’s rights in respect of the Kwanda Project	Closing Date	50	ZAR 216, 667.10 per share		ZAR 10,833 355
Issue of 25 278 ordinary shares in Holdco to RPM in exchange for RPM’s shares in Ga-Phasha	Closing Date	25 278	ZAR 99 997 per share	RPM sells its 50% shareholdings in Ga-Phasha to Holdco and Holdco issues ordinary shares in settlement thereof	ZAR 2 527 780 000
Issue of 6 139 ordinary shares in Holdco to RPM in exchange for RPM’s shares in Boikgantsho	Closing Date	6 139	ZAR 99 997 per share	RPM sells its 50% shareholdings in Boikgantsho to Holdco and Holdco issues ordinary shares in settlement thereof	ZAR 613 890 000
Issue of 108 ordinary shares in Holdco to RPM in exchange for RPM’s shares in Kwanda	Closing Date	108	ZAR 99 997 per share	RPM sells its 50% shareholdings in Kwanda to Holdco and Holdco issues ordinary shares in settlement thereof	ZAR 10 833 350
Issue of 25 278 ordinary shares in Holdco to Plateau in exchange for Plateau’s shares in Ga-Phasha	Closing Date	25 278	ZAR 99 999 per share	Plateau sells its 50% shareholdings in Ga-Phasha to Holdco and Holdco issues ordinary shares in settlement thereof	ZAR 2 527 780 000
Issue of 6 139 ordinary shares in Holdco to Plateau in exchange for Plateau’s shares in Boikgantsho	Closing Date	6 139	ZAR 99 999 per share	Plateau sells its 50% shareholdings in Boikgantsho to Holdco and Holdco issues ordinary shares in settlement thereof	ZAR 613 890 000
Issue of 108 ordinary shares in Holdco to Plateau in exchange for Plateau’s shares in Kwanda	Closing Date	108	ZAR 99 999 per share	Plateau sells its 50% shareholdings in Kwanda to Holdco and Holdco issues ordinary shares in settlement thereof	ZAR 10 833 350

Details of issues	Date of issue	Number of shares issued / to be issued	Issue price	Reason for premium / discount	Value of asset acquired
Issue of 490 A preferred shares in Holdco to RPM in consideration for ZAR 1,153 million (as described in “Structure of the Acquisition”)	Closing Date	490 A preferred shares	ZAR 2 352 941.18 per A pref	RPM subscribes for 490 A preferred shares in Holdco	ZAR 1 152 941 176
Issue of 510 A preferred shares in Holdco to Plateau in consideration for ZAR 1 200 million (as described in “Structure of the Acquisition”)	Closing Date	510 A preferred shares	ZAR 2 352 941.18 per A pref	Plateau subscribes for 510 A preferred shares in Holdco	ZAR 1 200 000 000
Issue of 1 000 A preference shares in New Opco to Holdco in consideration for ZAR 2.353 million (as described in “Structure of the Acquisition”)	Closing Date	1 000 A prefs	ZAR 2 352 941.18 per A pref	Holdco subscribes for 1 000 A preference shares in New Opco	ZAR 2 352 941 176
Issue of Common Shares to the Share Ownership Trusts		12 866 667 (at an assumed issue price of ZAR 9.00)	Subscription price equal to the market price of the Common Shares (being the closing price of the Common Shares on the TSX-V on the day prior to the announcement or reservation of the subscription price	BEE	Full value of Common Shares subscribed for

Details of issues	Date of issue	Number of shares issued / to be issued	Issue price	Reason for premium / discount	Value of asset acquired
Issue of Common Shares via Plateau and the Pelawan SPV to RPM in terms of the Share Settled Financing	At any time prior to 108 months from the issuance of the Plateau Preferred B Shares to Pelawan SPV	115 800 000	ZAR 4.84 at the date the price was agreed upon	Agreed terms of Share Settled Financing	Relates to the settlement of the funding provided to Pelawan SPV by RPM in the amount of ZAR 1.1 billion as more fully explained in “Financing the Acquisition”
Issue of Common Shares via the SPV to the Pelawan Trust in terms of the Share Settled Financing	Concurrently with the issue of Common Shares to RPM as described above	111 600 000	ZAR 4.84 at the date the price was agreed upon	Agreed terms of Share Settled Financing	Relates to the maintenance of 51% BEE holding of Pelawan Trust in Anooraq as more fully explained in “Financing the Acquisition”
Issue of Common Shares in terms of the Compensation Transactions	After the Closing Date	788 889 (at an assumed issue price of ZAR 9.00)	The closing price of the Common Shares on the TSX-V on the business day immediately prior to the announcement of the Compensation Transaction		ZAR 7.1 million

There have been no share repurchases by Anooraq and its subsidiaries in the past three years.

Consolidations and Sub-Divisions

There have been no consolidations or subdivisions of Anooraq Common Shares in the preceding three years.

Other Exchanges

The Company has its primary listing on the TSX-V and has secondary listings on NYSE Amex and on the JSE, but with the obligation to comply with the JSE Listings Requirements on an ongoing basis. The Company intends to apply to migrate to the Toronto Stock Exchange upon closing of the Acquisition. When such migration has been completed, the listing of the Company on the JSE will achieve true secondary listing status which means that it will only be required to comply with the requirements of the exchange where it has its primary listing (the Toronto Stock Exchange), save as otherwise specifically stated in the JSE Listings Requirements.

Borrowings

Details of all material borrowings by Anooraq and its subsidiaries (other than inter group borrowings which are shown separately) are set out below:

Name of lender	Amount and how loan arose	Secured/unsecured and details of security	Terms and conditions of repayment or renewal	Interest rate
Standard Chartered Bank	ZAR750 million including capitalised interest up to a maximum of 3 years or R250m to settle a portion of the Acquisition purchase price	Secured by way of :	108 months or September 30, 2018 whichever comes first. Repayable in 12 semi annual equal capital instalments, with the first being due in month 42.	3 Month JIBAR (Johannesburg InterBank Agreed Rate) (or the relevant swap rate) plus 450 basis points, excluding liquidity and reserving costs where 50% of the interest on a nominal amount of ZAR 250 million being fixed for nine years and 50% of the interest on a nominal amount of an additional ZAR 250 million being fixed for three years

• • • • • • •	cession of all shareholders loans from Plateau to Holdco

cession of Plateau’s shares in Holdco

cession of 51% of Holdco’s shareholders loans and shares in New Opco to Plateau, with the other 49% ceded to Anglo Platinum.

The securing of the shareholders loan from Holdco to New Opco by Special and General notarial bonds over the underlying assets, to the extent legally possible, as well as other project finance type security such as New Opco’s accounts, debtors etc.

pledge and cession of Plateau’s bank accounts

negative pledges from Holdco and New Opco

no negative pledges or security to be taken over the LPM Undeveloped Projects.

There are no debentures in issue.

Material Commitments, Lease Payments and Contingent Liabilities

Anooraq had no material commitments for capital expenditure or any contingent liabilities as at December 31, 2008.

The following lease obligations have been extracted from the annual financial statements of Anooraq for the year ended December 31, 2008:

	Total	Less than one year	1 to 3 years	3 to 5 years	Over 5 years
Operating lease obligations	CAD 1.5m	CAD 0.3m	CAD 1.2m	-	-

Details of the other material commitments, lease payments and contingent liabilities of the subsidiaries of the group are set out in the annual financial statements of Holdco which are presented in Schedule J to the Information Circular.

Loan Capital

The company has no loan capital outstanding.

Loans Receivable

Other than as set out in the material inter company financing arrangements section above, neither the Company nor its subsidiaries have made any material loans.

Directors

Information on the Directors is set out elsewhere in the Information Circular and the following additional information is presented:

Other than as set out under “Bonus compensation”, the remuneration receivable by any of the Directors will not be varied in consequence of the Acquisition.

Each of the Directors has completed a Schedule 21 declaration as required by the JSE. The Directors are each suitably qualified for their respective roles.

As set out in such Schedule 21s, none of the Directors nor Mr. Joel Kesler, a Named Executive Officer and Senior Manager in the Company, has been convicted of an offence resulting from dishonesty, fraud or embezzlement adjudged bankrupt or sequestrated in any jurisdiction

  a party to a scheme of arrangement or made any other form of compromise with his/her creditors found guilty in disciplinary proceedings, by an employer or regulatory body, due to dishonest activities barred from entry into any profession or occupation

Neither the directors nor Mr. Kesler have at any time, nor has a company of which such individuals were a director or alternate director or officer at the time of the offence, been convicted in any jurisdiction of any criminal offence, or an offence under legislation relating to the Companies Act (including “spent convictions”

No company has been put into liquidation or been placed under judicial management or had an administrator or other executor appointed during the period when any of the directors or Mr. Kesler were (or within the preceding 12 months had been) one of its directors, or alternate directors.

None of the Directors or Mr. Joel Kesler, a Named Executive Officer and Manager in the Company, has been involved in:

  any bankruptcies, insolvencies or individual voluntary compromise arrangements;

  any receiverships, compulsory liquidations, creditors voluntary liquidations, administrations, company voluntary arrangements or any compromise or arrangement with creditors generally or any class of creditors of any company where he is or was a director with an executive function of such company at the time of or within the 12 months preceding any such event(s);

  any compulsory liquidations, administrations or partnership voluntary arrangements of any partnerships where he is or was a partner at the time of or within the 12 months preceding such event(s);

  the receiverships of any asset(s) of his or of a partnership of which he is or was a partner at the time of, or within the 12 months preceding, such event;

  any public criticisms by statutory or regulatory authorities, including recognised professional bodies, or any disqualifications by a court from acting as a director of a company or from acting in the management or conduct of the affairs of any company; or

  any offence involving dishonesty, fraud or embezzlement.

No fees are paid to any third party in lieu of directors’ fees.

Borrowing Powers

The borrowing powers of the directors, as extracted from the articles of association of the Company, are set out below:

“8.1       The Directors may from time to time on behalf of the Company

(a)

borrow money in such manner and amount, on such security, from such sources and upon such terms, and conditions as they think fit, and may authorize the guaranteeing of any obligations of any other person,

(b)	issue bonds, debentures, and other debt obligations either outright or as security for any liability or obligation of the Company or any other person, and

(c)

mortgage, charge, whether by way of specific or floating charge, or give other security on the undertaking, or on the whole or any part of the property and assets, of the Company (both present and future).”

There are accordingly no restrictions on the borrowing powers of the Directors and such borrowing powers have not been varied in the last three years. There are also no restrictions on the borrowing powers of the subsidiaries of Anooraq exerciseable by the Directors.

The SARB administers the South African exchange control regime which includes control over borrowings abroad by residents of South Africa. Accordingly, applications have been made to the SARB in connection with, inter alia, borrowings by Plateau from Anooraq.

Loans to Directors

There are no loans which have been made or security furnished by Anooraq or by any of its subsidiaries to or for the benefit of any director or manager or any associate of any director or manager of Anooraq.

Qualification, Remuneration and Terms of Office

Extracts from the Company’s articles of association dealing with the appointment, term of office, qualification and remuneration of the Directors as well as any power enabling the Directors, in the absence of an independent quorum, to vote remuneration, including pension or other benefits, to themselves or any members of their board and any power enabling a director to vote on a proposal, arrangement or contract in which he is materially interested; are set out below.

There are no rights held by any person relating to the appointment of any particular Director or number of Directors.

Remuneration

“12.2       The remuneration of the Directors as such may from time to time be determined by the Directors or, if the Directors shall so decide, by the members. Such remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such who is also a Director. The Directors shall be repaid such reasonable travelling, hotel and other expenses as they incur in and about the business of the Company and if any Director shall perform any professional or other services for the Company that in the opinion of the Directors are outside the ordinary duties of a Director or shall otherwise be specially occupied in or about the Company’s business, he may be paid a remuneration to be fixed by the Board, or, at the option of such Director, by the Company in general meeting, and such remuneration may be either in addition to, or in substitution for any other remuneration that he may be entitled to receive. The Company may pay a gratuity or pension or allowance on retirement to any Director who has held any salaried office or place of profit with the Company or to his spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.”

“15.3       A Director may hold any office or place of profit with the Company (other than the office of auditor of the Company) in conjunction with his office of Director for such period and on such terms (as to remuneration or otherwise) as the Directors may determine and no Director or intended Director shall be disqualified by his office from contracting with the Company either with regard to his tenure of any such other office or place of profit or as vendor, purchaser or otherwise, and, subject to compliance with the provisions of the Company Act, no contract or transaction entered into by or on behalf of the Company in which a Director is in any way interested shall be liable to be voided by reason thereof.

15.4       Subject to compliance with the provisions of the Company Act, a director or his firm may act in a professional capacity for the Company (except as auditor of the Company) and he or his firm shall be entitled to remuneration for professional services as if he were not a Director.

15.5       A Director may be or become a director or other officer or employee of, or otherwise interested in, any corporation or firm in which the Company may be interested as a shareholder or otherwise, and, subject to compliance with the provisions of the Company Act, such Director shall not be accountable to the Company for any remuneration or other benefits received by him as director, officer or employee of, or from his interest in, such other corporation or firm, unless the Company in general meeting otherwise directs.”

Qualification

“12.3       A Director shall not be required to hold a share in the capital of the Company as qualification for his office but shall be qualified as required by the Company Act, to become or act as a Director.”

Appointment, term of office and election of directors

“12.1       The subscribers to the Memorandum of the Company are the first Directors. The Directors to succeed the first Directors may be appointed in writing by a majority of the subscribers to the Memorandum or at a meeting of the subscribers, or if not so appointed, they shall be elected by the members entitled to vote on the election of Directors and the number of Directors shall be the same as the number of Directors so appointed or elected. The number of Directors, excluding additional Directors, may be fixed or changed from time to time by ordinary resolution, whether previous notice thereof has been given or not, but notwithstanding anything contained in these articles the number of Directors shall never be less than one or, if the Company is or becomes a reporting company, less than three.”

“13.1       At each annual general meeting of the Company all the Directors shall retire and the members entitled to vote thereat shall elect a Board of Directors consisting of the number of directors for the time being fixed pursuant to these Articles. If the Company is, or becomes, a company that is not a reporting company and the business to be transacted at any annual general meeting is consented to in writing by all the members who are entitled to attend and vote thereat such annual general meeting shall be deemed for the purpose of this Part to have been held on such written consent becoming effective.

13.2       A retiring Director shall be eligible for re-election.

13.3       Where the Company fails to hold an annual general meeting in accordance with the Company Act, the Directors then in office shall be deemed to have been elected or appointed as Directors on the last day on which the annual general meeting could have been held pursuant to these Articles and they may hold office until other Directors are appointed or elected or until the day on which the next annual general meeting is held.

13.4       If at any general meeting at which there should be an election of Directors, the places of any of the retiring Directors are not filled by such election, such of the retiring Directors who are not re-elected as may be requested by the newly-elected Directors shall, if willing to do so, continue in office to complete the number of Directors for the time being fixed pursuant to these Articles until further new Directors are elected at a general meeting convened for the purpose. If any such election or continuance of Directors does not result in the election or continuance of the number of Directors for the time being fixed pursuant to these Articles such number shall be fixed at the number of Directors actually elected or continued in office.”

“13.6       Between successive annual general meetings the Directors shall have power to appoint one or more additional Directors but not more than one-third of the number of Directors fixed pursuant to these Articles and in effect at the last general meeting at which Directors were elected, and the number of Directors shall be increased accordingly. Any Director so appointed shall hold office only until the next following annual general meeting of the Company, but shall be eligible for election at such meeting and so long as he is an additional Director the number of Directors shall be increased accordingly.”

Voting on contracts in which director is interested

“15.1       A Director who is, in any way, directly or indirectly interested in a proposed contract or transaction with the Company or who holds any office or possesses any property whereby, directly or indirectly, a duty or interest might be created to conflict with his duty or interest as a Director shall declare the nature and extent of his interest in such contract or transaction or of the conflict or potential conflict with his duty and interest as a Director, as the case may be, in accordance with the provisions of the Company Act.

15.2       A Director shall not vote in respect of any such contract or transaction with the Company in which he is interested and if he shall do so his vote shall not be counted, but he shall be counted in the quorum present at the meeting at which such vote is taken. Subject to the provisions of the Company Act, the foregoing prohibitions shall not apply to

(a)

any such contract or transaction relating to a loan to the Company, which a Director or a specified corporation or a specified firm in which he has an interest has guaranteed or joined in guaranteeing the repayment of the loan or any part of the loan;

(b)	any contract or transaction made or to be made with, or for the benefit of an affiliated corporation of which a Director is a director or officer;

(c)	determining the remuneration of the Directors;

(d)	purchasing and maintaining insurance to cover Directors against liability incurred by them as Directors under Section 152 of the Company Act; or

(e)	the indemnification of any Director by the Company under Section 152 of the Company Act.

These exceptions may from time to time be suspended or amended to any extent approved by the Company in general meeting and permitted by the Company Act, either generally or in respect of any particular contract or transaction or for any particular period.”

The articles do not allow for:

  any powers enabling a director to vote on a proposal, arrangement or contract in which he is materially interested; or

  any powers enabling the directors, in the absence of an independent quorum, to vote, including pension or other benefits, to themselves or any members of their body; or

  the retirement or non-retirement of directors under an age limit.

Dividends

There are no fixed date(s) on which the entitlement to dividends arises. The relevant article of association is set out below:

“20.2      Any dividend declared on shares of any class or series by the Directors may be made payable on such date as is fixed by the Directors.”

The articles do not make provision for a time limit after which entitlement to dividends lapses or an indication of the person in whose favour the lapse operates.

There are no arrangements under which future dividends are waived or agreed to be waived.

Management by third party

No third party manages the business of Anooraq or its subsidiaries. As described elsewhere in the Information Circular, certain services are provided by HDSI in terms of the HDSI Management Services Contract and certain services will be provided by the Anglo Platinum group of companies in terms of a shared services agreement.

Payments to Promoters and Underwriters

No amounts have been paid, or accrued as payable, within the preceding three years, or are proposed to be paid to any promoter, and no commissions have been paid or are payable in respect of underwriting within the preceding three years, and no commissions, discounts, brokerages or other special terms have been granted during the three years preceding the date of these Revised Listing Particulars in connection with the issue or sale of any securities, stock or debentures in the capital of the applicant.

Interests of Directors and Promoters

No sums have been paid or agreed to be paid within the three years preceding the date of the Revised Listing Particulars to any Director or to any company in which he is beneficially interested, directly or indirectly, or of which he is a director (“the associate company”), or to any partnership, syndicate or other association of which he is a member (“the associate entity”), in cash or securities or otherwise, by any person either to induce him to become or to qualify him as a director, or otherwise for services rendered by him or by the associate company or the associate entity in connection with the promotion or formation of the applicant.

Other than as set out under “Amendments” and “Financing Arrangements”, no Director or promoter has any material beneficial interest, direct or indirect, in the promotion of Anooraq, or in the Acquisition or in any other transactions that were effected by Anooraq:

(a)	during the current or immediately preceding financial year; or

(b)	during an earlier financial year which remain in any respect outstanding or unperformed.

Litigation

As of the date of this Information Circular, there are no material legal or arbitration proceedings against Anooraq or any of its subsidiaries, nor, to the knowledge of Anooraq, are such proceedings pending or threatened, which may have or have had in the previous 12 months a material effect on Anooraq’s financial position, other than as disclosed herein.

Ivanhoe Nickel and Platinum Ltd. (“Ivanplats”) has the right to earn an interest in Rietfontein by carrying out exploration in conjunction with work on its adjacent Turfspruit property. There is disagreement between the Company and Ivanplats over whether Ivanplats has fulfilled its obligations and conducted sufficient work to earn such interest. The Company and Ivanplats are currently in discussions over these matters, both outside of and within a formal arbitration process, pursuant to the terms of the earn-in agreement.

Anooraq has been advised that QuestCo (Proprietary) Limited and North Corporate Finance Advisory Services Limited are of the view that an additional amount of ZAR 13 million in the aggregate is payable to them in respect of corporate advisory services rendered. Anooraq does not believe that the aforesaid claims have any merit, having regard to the mandates entered into between the parties and will oppose any action instituted in respect thereof. The parties are currently in discussions surrounding this matter.

Working Capital Statement

The Directors of the Company are of the opinion that, subsequent to the Acquisition becoming unconditional, the working capital available to the Company and its subsidiaries will be sufficient for its requirements for the 12 months following the date of issue of this Information Circular.

No Material Change

There has been no material change in the financial or trading position of the Company and its subsidiaries subsequent to the end of the last financial period for which audited financial statements have been published, namely the year ended December 31, 2008.

Other Matters

The Directors of the Company are not aware of any other matters which they anticipate will come before the Meeting as of the date of mailing of this Information Circular.

The contents of this Information Circular and its distribution to Shareholders have been approved by the Board of Directors.

Expenses

The estimated preliminary expenses incurred by the Company within the three years preceding the date of these Revised Listing Particulars and the expenses associated with the issues of Common Shares in terms of the Financing Arrangements are set out below and are exclusive of South African Value Added Tax:

Party		ZAR ‘000,000
	Preliminary	Expenses
	expenses	relating to the
		issues
Corporate advisers - Standard Bank	-	12.0
Corporate adviser – North Corporate Finance Advisory Services	-	11.0
Corporate adviser – QuestCo (Pty) Ltd.	-	7.0
Attorneys – McCarthy Tétrault LLP	5.0	2.5
Independent expert – PWC	0.23	0.4
Legal advisers – Deneys Reitz	-	4.0
Legal advisers – Cliffe Dekker Hofmeyr	0.8	8.5
QuestCo Sponsors – sponsor	-	-
Commercial banker – Standard Chartered Bank	-	29.5
Reporting accountants - KPMG	0.2	0.5
Reporting accountants – Deloitte & Touche	0.24	0.3
Technical expert – DMAS	-	0.5
Technical expert – Snowden	0.82
Technical expert – RSG Global	1.3	0.4
JSE listing fees	-	0.3
JSE documentation fees	0.1	0.1
Printing costs (including publication and distribution)	0.36	0.52
Total	8.99	77.52